QBE Insurance Group

07025037

RECEIVED

2007 JUL 10 A 8:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9235 3166
DX 10171 Sydney Stock Exchange

July 2, 2007

SUPPL

082-35066

Mr M Coco
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
WASHINGTON, D.C. 20549
U S A

BY COURIER

Dear Mr Coco:

re: **Rule 12g3-2(e) – Exemption for QBE Insurance Group Limited**

We attach Schedules A to D comprising copies of hard documents for the quarter ended June 30, 2007 as per our email of April 20, 2007.

Yours sincerely,

D Ramsay

Duncan Ramsay
General Counsel and Company Secretary

PROCESSED
JUL 1 0 2007
THOMSON
FINANCIAL

enc. folder

dlw 7/10

RECEIVED

2007 JUL 10 A 8:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Schedule A
up to June 30, 2007
for the Securities and Exchange Commission

List of Information made or
required to be made public,
distributed to security holders or
filed with filed with ASX Limited
(the "ASX") by QBE Insurance Group Limited
(the "Company")

ASX FILINGS

	Date	Item Description
1.	02/23/07	Appendix 4E - Preliminary Final Report - Annual Report & Media Release
2.	02/23/07	Presentation on the 2006 Results
3.	02/23/07	2006 Final Dividend – Reinvestment Pricing
4.	02/28/07	Share Placement
5.	**03/02/07**	Deferred Composition Plan - Option Exercise
6.	03/02/07	Notice of Annual General Meeting and Proxy Form
7.	03/06/07	2006 Final Dividend – Revised Reinvestment Pricing
8.	03/07/07	Appendix 3B – New Issue Announcement
9.	03/08/07	Settlement of Share Placement under Section 708A
10.	03/09/07	Announcement - TWO: Teams with QBE for Talent Acquisition
11.	03/09/07	Appendix 3Y – Change of Director's Interest Notice
12.	03/16/07	Appendix 3Y – Change of Director's Interest Notice
13.	03/20/07	Appendix 3B – New Issue Announcement
14.	03/21/07	QBE Raises Further Equity
15.	03/22/07	Appendix 3B – New Issue Announcement
16.	03/26/07	Settlement of Dividend Underwriting
17.	03/27/07	Appendix 3B – New Issue Announcement
18.	03/28/07	Appendix 3Y – Change of Director's Interest Notice
19.	**04/02/07**	Further Conversion of LYONs
20.	04/04/07	2007 AGM - Chairman & CEO Address & Presentation
21.	04/04/07	Appendix 3B – New Issue Announcement
22.	04/04/07	Appendix 3Y – Change of Director's Interest Notice x 3
23.	04/04/07	2007 AGM Final Proxy Summary
24.	04/04/07	Appendix 3Y – Change of & Final Director's Interest Notices
25.	04/16/07	Appendix 3Y – Change of Director's Interest Notice x 2
26.	04/17/07	Appendix 3B – New Issue Announcement
27.	04/26/07	QBE to issue more Perpetual Preferred Securities
28.	04/30/07	Option Exercise
29.	**05/03/07**	Appendix 3B – New Issue Announcement
30.	05/08/07	Appendix 3Y – Change of Director's Interest Notice
31.	05/14/07	QBE completes funding for US acquisitions
32.	05/16/07	Appendix 3B – New Issue Announcement
33.	**06/01/07**	QBE completes US acquisitions
34.	06/13/07	New South Wales storms – June 2007

82-3…066

QBE
Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock Exchange

13 June 2007

The Manager
Company Announcements
ASX Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Re: New South Wales storms – June 2007

This letter is in response to requests from investors, analysts and the media for information on QBE's exposure to the severe storm damage to coastal New South Wales and surrounding districts during the period from 8-11 June 2007.

We confirm that our estimated net claims are within the substantial allowance for large losses and catastrophes included in our targets for 2007 previously notified to the market.

Yours faithfully,

Duncan Ramsay
Company Secretary
Direct: +612 9375 4422
Mobile: +61 (0)408 037 220
Fax: +612 9231 6104
Email: duncan.ramsay@qbe.com

82-35066

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock
Exchange

1 June 2007

The Manager
Company Announcements
ASX Limited
Level 6
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

re: **QBE COMPLETES US ACQUISITIONS**

Please find attached our announcement for release to the market.

Yours faithfully,

D Ramsay

Company Secretary

enc.

QBE

QBE INSURANCE GROUP LIMITED
MARKET ANNOUNCEMENT

QBE COMPLETES US ACQUISITIONS

QBE Insurance Group Limited (QBE) announced today that it has completed the acquisitions of Praetorian Financial Group and Winterthur US after receiving regulatory approvals.

The total purchase price for the two acquisitions was A$2.5 billion and net tangible assets at completion are estimated at A$1.5 billion. In addition, QBE will repay a US$557 million loan from the Winterthur US parent.

QBE confirms its previously announced gross written premium income target of around US$2.8 billion in the first full year from these acquisitions. Net earned premium from the acquisitions in a full year is expected to be approximately US$2.6 billion, which includes the additional retained premium following the cancellation of the Praetorian 50% quota share reinsurance with Hannover Re.

Frank O'Halloran, QBE Group Chief Executive Officer, said "We expect profit after tax and funding costs from the two large acquisitions of A$380 million in the first full year and synergies of an estimated A$50 million after tax by the end of 2008." He added "Our team in the US, lead by Tim Kenny, President & CEO of QBE the Americas, has already made significant progress with the integration and the appointment of senior executives to strengthen our structure for the substantially enlarged business".

For further information, please phone +61 2 9375 4226 or email investor.relations@qbe.com

1 June, 2007

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,388
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Long Term Incentive (LTI) unlisted options $11.08 Final exercise date 02 March 2008 Long Term Incentive (LTI) unlisted conditional rights $0.00 Final exercise date 01 March 2010

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$11.08 30,162 A$ 0.00 226
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of Conditional Rights: bonus shares at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	08.05.07 15.05.07

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	862,414,359	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **11,038,174** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 16 May 2007

(Company secretary)

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 16 May 2007.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
17,335	Options	12 March 2008
38,750	Options	2 March 2024
195,185	Options	2 March 2008
2,203,015	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
104,025	Options	2 March 2010
60,000	Options	29 December 2009
86,922	Options	1 March 2010
177,042	Options	1 March 2011
2,064,691	Options	1 March 2012
94,771	Options	6 April 2012
969	Options	1 March 2012
1,444,493	Options	1 March 2013
51,125	Options	2 April 2013
46,154	Options	1 March 2011
40,000	Options	31 March 2011
1,099,119	Conditional Rights	2 March 2008
47,850	Conditional Rights	7 April 2008
848,856	Conditional Rights	1 March 2009
36,805	Conditional Rights	6 April 2009
761,252	Conditional Rights	1 March 2010
25,563	Conditional Rights	3 April 2010
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
11,038,174		

*Options issued to a third party subject to a number of performance hurdles.

82-35066

14 May 2007

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

The Manager
Company Announcements
ASX Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Re: QBE COMPLETES FUNDING FOR US ACQUISITIONS

Please find attached an announcement for release to the market.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE

QBE INSURANCE GROUP LIMITED

MARKET ANNOUNCEMENT

QBE COMPLETES FUNDING FOR US ACQUISITIONS

QBE Insurance Group Limited (QBE) announced today that it has completed the funding of the recently announced US acquisitions of Praetorian Financial Group and Winterthur US. This involved the successful issue to institutional investors of 20 years zero coupon Liquid Yield OptioN securities ("LYONs") raising £258 million or approximately A$605 million net funds after expenses.

The main features of these debt-based securities include:

- The principal debt of £258 million is equal to a forward sale of approximately 10.7 million QBE ordinary shares at a premium of 80% to the 11 May 2007 closing price of A$32.00. This gives an initial issue price per share of A$57.60;
- Interest accumulates at 6.1925% per annum;
- Investors can request repayment at the end of 3, 5, 7, 10 and 15 years from the issue date. In this event, investors receive the principal debt plus accumulated interest ("accreted value"). QBE has the option to pay cash or equivalent value in QBE shares or a combination of both. QBE can redeem at any time after three years from the issue date. In this event (or upon maturity), investors are entitled to receive the greater of the accreted value or the market value of 10.7 million QBE shares;
- Investors can also request repayment after QBE calls for redemption or specified corporate transactions such as a material transfer of QBE's assets. In this event, investors receive 10.7million QBE shares; and
- If the LYONs trade 30% above the initial issue price of A$57.60 plus accumulated interest at set times each six months, investors are entitled to an increase in the conversion rate to QBE shares equal to the dividends paid during the six month period.

The LYONs will be included in QBE's diluted earnings per share calculation from 30 June 2007.

In accordance with Australian Accounting Standards, approximately 1% of the LYONs will be included as equity in Group shareholders' funds, with the balance in liabilities.

Mr Frank O'Halloran, QBE's Chief Executive Officer, said "We are pleased to have completed the funding of our recently announced US acquisitions, with the equity component of the funding some A$400 million lower than originally anticipated. Completion of the acquisitions will take place as soon as final approvals are received from the US regulators. These are expected before the end of June 2007."

QBE is not intending to seek shareholder approval at this time for any issue of QBE ordinary shares under the terms of the LYONs. The issue will not be to an existing class of security holders.

The offering has been made in accordance with Rule 144A under the US Securities Act of 1933. Neither the LYONs nor any securities issuable upon conversion, redemption or purchase have been or will be registered under the Securities Act of 1933, and may not be offered or sold in the United States or to US persons absent registration or an applicable exemption from registration. This notice does not constitute an offer to sell or the solicitation to buy the LYONs or any securities issuable upon conversion, purchase or redemption of the LYONs.

For further information, please call + 61 2 9375 4226 or email investor.relations@qbe.com

14 May 2007

In accordance with Australian Accounting Standards, approximately 1% of the LYONs will be included as equity in Group shareholders' funds, with the balance in liabilities.

Mr Frank O'Halloran, QBE's Chief Executive Officer, said "We are pleased to have completed the funding of our recently announced US acquisitions, with the equity component of the funding some A$400 million lower than originally anticipated. Completion of the acquisitions will take place as soon as final approvals are received from the US regulators. These are expected before the end of June 2007."

QBE is not intending to seek shareholder approval at this time for any issue of QBE ordinary shares under the terms of the LYONs. The issue will not be to an existing class of security holders.

The offering has been made in accordance with Rule 144A under the US Securities Act of 1933. Neither the LYONs nor any securities issuable upon conversion, redemption or purchase have been or will be registered under the Securities Act of 1933, and may not be offered or sold in the United States or to US persons absent registration or an applicable exemption from registration. This notice does not constitute an offer to sell or the solicitation to buy the LYONs or any securities issuable upon conversion, purchase or redemption of the LYONs.

For further information, please call + 61 2 9375 4226 or email investor.relations@qbe.com

14 May 2007

QBE Insurance Group

8 May 2007

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9235 3166
DX 10171 Sydney Stock Exchange

The Manager
Company Announcements
ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: CHANGE OF DIRECTOR'S INTEREST NOTICE

Attached for announcement to the market, please find a Change of Director's Interest Notice for Isabel Hudson. This notice relates to an on-market purchase of 540 QBE shares on 3 May 2007.

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Isabel Hudson
Date of last notice	28 March 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	T D Waterhouse Nominees Leeds
Date of change	3 May 2007
No. of securities held prior to change	500 shares
Class	Ordinary Shares
Number acquired	540 shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$31.20 per share
No. of securities held after change	1,040 shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of QBE shares on 3 May 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	246,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise of options issued to a third party after the satisfaction of performance hurdles. Final exercise date 30 November 2007

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$31.29 246,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Part consideration for the acquisition of Insurance Distribution businesses in Australia.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30.04.07

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	862,383,971	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **11,028,562** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 3 May 2007

Print name: Duncan Ramsay

== == == == ==

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 3 May 2007.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
17,335	Options	12 March 2008
38,750	Options	2 March 2024
225,347	Options	2 March 2008
2,203,015	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
104,025	Options	2 March 2010
60,000	Options	29 December 2009
86,922	Options	1 March 2010
177,042	Options	1 March 2011
2,064,691	Options	1 March 2012
94,771	Options	6 April 2012
969	Options	1 March 2012
1,444,493	Options	1 March 2013
51,125	Options	2 April 2013
46,154	Options	1 March 2011
1,099,119	Conditional Rights	2 March 2008
47,850	Conditional Rights	7 April 2008
848,856	Conditional Rights	1 March 2009
36,805	Conditional Rights	6 April 2009
761,478	Conditional Rights	1 March 2010
25,563	Conditional Rights	3 April 2010
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
11,028,562		

*Options issued to a third party subject to a number of performance hurdles.

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

30 April 2007

The Manager
Company Announcements
ASX Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

re: Option Exercise

We refer to our Appendix 3B lodged on 2 December 2004, which noted options over QBE ordinary shares expiring 30 November 2007, our letters of 14 January and 21 December 2005 and our letters of 1 June and 10 October 2006. These options were issued to a third party as incentives to achieve a number of performance hurdles as part of the consideration for the acquisition of insurance distribution businesses in Australia.

The performance hurdles are designed to be earnings per share accretive for QBE shareholders.

As a further performance hurdle has been satisfied, 246,000 shares were issued today to the seller.

As the share issue is within the 15% cap in any 12 months under ASX listing rule 7.1, QBE will not seek shareholder approval for the issue.

The shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act 2001 ("Act"). As at the date of this notice, the Company has complied with:

(i) the provisions of Chapter 2M of the Act as they apply to the Company; and
(ii) section 674 of the Act.

This notice is given under paragraph 5(e) of section 708A of the Act.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

82-35066

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock Exchange

26 April 2007

The Manager
Company Announcements
ASX Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: QBE to issue more Perpetual Preferred Securities

Please see attached an announcement for release to the market.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE
Insurance
Group

MARKET ANNOUNCEMENT

QBE TO ISSUE MORE PERPETUAL PREFERRED SECURITIES

QBE announced today the successful private placement of non-cumulative perpetual preferred securities with institutional investors raising US$550 million. Completion of the issue of the securities is expected to take place on 2 May 2007.

The securities are substantially the same type as those announced to the market on 12 July 2006.

The main features of the securities are as follows:

1. expected tier 1 capital treatment by the Australian Prudential Regulation Authority (APRA);

2. fixed rate of 6.797% per annum until 1 June 2017, when it changes to a floating rate of LIBOR for three month US$ deposits plus a spread of 2.625%;

3. redeemable at the option of QBE with the prior written approval of APRA (if required) on 1 June 2017 or any distribution payment date after that, or earlier on occurrence of certain regulatory, tax and acquisition events;

4. exchangeable into new QBE preference shares in certain circumstances such as payment default and on QBE's election;

5. treated as debt under the Australian equivalent to International Financial Reporting Standards; and

6. expected ratings of BBB by Standard & Poor's and Baa2 by Moody's.

Frank O'Halloran, QBE's Chief Executive Officer, said "This issue of US$550 million of debt securities will assist our previously announced funding for our proposed US acquisitions. We remain confident of completing them by the end of June". He added "The securities provide cost effective long-term funding".

The perpetual preferred securities will not be offered for sale in Australia and no shareholder approval will be sought for the issue of the securities.

The offering has been made in the US to qualified institutional buyers in accordance with Rule 144A under the US Securities Act of 1933 and outside the US in compliance with Regulation S under the US Securities Act of 1933. Neither the perpetual preferred securities

2/……

nor any securities issuable upon exchange, redemption or purchase have been registered under the Securities Act of 1933, and may not be offered or sold in the United States or to US persons absent registration or an applicable exemption from registration. This market announcement does not constitute an offer to sell or the solicitation to buy the perpetual preferred securities or any securities issuable upon exchange of the perpetual preferred securities.

26 April 2007

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,805,522
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	2,458,072 Dividend Reinvestment Plan 331,801 Dividend Election Plan Long Term Incentive (LTI) unlisted options $11.08 Final exercise date 01 April 2008

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$11.08 15,649 A$30.90 2,458,072 A$ 0.00 331,801
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of fully paid ordinary shares under the Dividend Reinvestment Plan (DRP) and Dividend Election Plan (DEP). Exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	02.04.07 17.04.07

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	862,137,971	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **9,164,187** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 17 April 2007

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

82-35066

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 17 April 2007.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
17,335	Options	12 March 2008
38,750	Options	2 March 2024
225,347	Options	2 March 2008
2,203,015	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
104,025	Options	2 March 2010
60,000	Options	29 December 2009
86,922	Options	1 March 2010
177,042	Options	1 March 2011
2,064,691	Options	1 March 2012
94,771	Options	6 April 2012
969	Options	01 March 2012
1,079,893	Conditional Rights	2 March 2008
47,013	Conditional Rights	7 April 2008
834,001	Conditional Rights	1 March 2009
36,161	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
9,164,187		

*Options issued to a third party subject to a number of performance hurdles.

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9235 3166
DX 10171 Sydney Stock Exchange

16 April 2007

The Manager
Company Announcements
ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Re: CHANGE OF DIRECTORS' INTEREST NOTICES

Attached for announcement to the market, please find Appendices 3Y - Change of Directors' Interest Notices for John Cloney and Frank O'Halloran.

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edwin John Cloney
Date of last notice	14 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct/Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The Cloney Family Super Fund
Date of change	12 April 2007
No. of securities held prior to change	673,377 Shares Edwin John Cloney 12,000 Shares Cloney Family Super Fund
Class	Ordinary shares
Number acquired	N/A
Number disposed	50,000 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$32.621156 average price per share.
No. of securities held after change	623,377 Shares Edwin John Cloney 12,000 Shares Cloney Family Super Fund

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market sale.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Francis Michael O'Halloran
	4 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a
Date of change	11 April 2007
No. of securities held prior to change	1,298,652 shares Francis M O'Halloran 20,000 shares Francis M O'Halloran 264,483 unlisted options 105,572 unlisted conditional rights 4,646 unlisted conditional rights (accrued notional dividend shares)
Class	ordinary shares
Number acquired	N/A

+ See chapter 19 for defined terms.

Number disposed	220,000 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$32.5633 average price per share
No. of securities held after change	1,078,652 shares Francis M O'Halloran 20,000 shares Francis M O'Halloran 264,483 unlisted options 105,572 unlisted conditional rights 4,646 unlisted conditional rights (accrued notional dividend shares)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade of 220,000 ordinary shares to fund the tax payable on options and conditional rights, part repayment of employee share plan loans and superannuation contribution.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9235 3166
DX 10171 Sydney Stock Exchange

4 April 2007

The Manager
Company Announcements
ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Re: CHANGE OF DIRECTOR'S INTEREST NOTICE AND FINAL DIRECTOR'S INTEREST NOTICE

Attached for announcement to the market, please find Appendices 3Y and 3Z - Change of Director's Interest Notice and Final Director's Interest Notice for Nicholas F Greiner who retired from the Board today. The 3Y is in respect of the 2006 final dividend paid on 2 April 2007.

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QBE INSURANCE GROUP LIMITED**
QBE	**28 008 485 014**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas F Greiner
Date of last notice	15 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gabane Pty Ltd: Trustee for Hugo Frank Capital Trust – Director of Gabane Pty Ltd Gabane Pty Limited: Superannuation Fund – Director of Gabane Pty Ltd.
Date of change	2 April 2007
No. of securities held prior to change	22,949 Ordinary shares Gabane Pty Ltd: Trustee for Hugo Frank Capital Trust 35,902 Ordinary shares Gabane Pty Limited: Superannuation Fund 6,864 Ordinary shares Nicholas Frank Greiner
Class	Ordinary shares
Number acquired	947 ordinary shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	

+ See chapter 19 for defined terms.

No. of securities held after change	23,357 Ordinary shares Gabane Pty Ltd: Trustee for Hugo Frank Capital Trust 23,819 Ordinary shares Gabane Pty Limited: Superannuation Fund 12,500 Ordinary shares Gabane Pty Ltd Super Fund 6,986 Ordinary shares Nicholas Frank Greiner
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under bonus share plan (Dividend Election Plan) and Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Nicholas F Greiner
Date of last notice	4 April 2007
Date that director ceased to be director	4 April 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
6,986 Ordinary shares Nicholas Frank Greiner

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Gabane Pty Ltd: Trustee for Hugo Frank Capital Trust	23,357 Ordinary shares
Gabane Pty Limited: Superannuation Fund	23,819 Ordinary shares
Gabane Pty Ltd Super Fund	12,500 Ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	**N/A**
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

QBE

Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9235 3166
DX 10171 Sydney Stock Exchange

4 April 2007

Manager Company Announcements
ASX Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

The Annual General Meeting of QBE Insurance Group Limited was held today, 4 April 2007.

I refer to the Notice of Meeting previously lodged with the ASX and in accordance with Listing Rule 3.13.2 advise that all resolutions presented to the members were carried.

The total number of proxy votes in respect of each resolution is shown below.

Resolution	***For***	***Open***	***Against***	***Abstain***
2	496,695,188	3,420,674	31,083,594	441,991
3	520,381,703	1,983,321	5,279,139	419,013
4	388,084,018	2,023,636	131,716,181	6,110,157
5	523,202,752	3,505,451	4,675,492	217,020
6	525,326,010	3,532,681	2,538,919	243,837

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

82-35066

QBE Insurance Group

RECEIVED

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9235 3166
DX 10171 Sydney Stock Exchange

4 April 2007

The Manager
Company Announcements
ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Re: CHANGE OF DIRECTORS' INTEREST NOTICES

Attached for announcement to the market, please find Appendices Change of Directors' Interest Notices for Francis M O'Halloran, Irene Y L Lee and Leonard F Bleasel. The final dividend was paid 2 April 2007.

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Francis Michael O'Halloran
Date of last notice	30 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a
Date of change	2 April 2007 and 4 April 2007
No. of securities held prior to change	1,115,939 shares Francis M O'Halloran 20,000 shares Francis M O'Halloran 328,052 unlisted options 123,019 unlisted conditional rights 5,224 unlisted conditional rights (accrued notional dividend shares)
Class	ordinary shares unlisted options unlisted conditional rights
Number acquired	162,850 ordinary shares (options and rights) 19,863 ordinary shares (dividend bonus shares) 51,125 unlisted options 30,131* unlisted conditional rights *comprising notional dividends and new grant of 25,563 rights

+ See chapter 19 for defined terms.

Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	114,694 options exercised at $11.08 strike price 48,156 conditional rights transferred at nil cost
No. of securities held after change	1,298,652 shares Francis M O'Halloran 20,000 shares Francis M O'Halloran 264,483 unlisted options 105,572 unlisted conditional rights 4,646 unlisted conditional rights (accrued notional dividend shares)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 114,694 employee options and transfer of 48,156 conditional rights. The grant of 51,125 options and 25,563 conditional rights under the Deferred Compensation Plan as approved at the AGM on 4 April 2007. Additional notional dividend shares on conditional rights. Issue of securities under bonus share plan (Dividend Election Plan).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Irene Yun Lien Lee
Date of last notice	26 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	02 April 2007
No. of securities held prior to change	8,701 shares Irene Lee 5,515 shares Irene Lee Super Fund 6,913 shares Irene Yun Lien Lee
Class	Ordinary shares
Number acquired	376 ordinary shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	8,856 shares Irene Lee 5,613 shares Irene Lee Super Fund 7,036 shares Irene Yun Lien Lee

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leonard Francis Bleasel
Date of last notice	4 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct/Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Sambop Pty Ltd ATF Bleasel Super Fund – Pension – Director Mrs Valerie Anne Bleasel – relevant interest
Date of change	2 April 2007
No. of securities held prior to change	24,000 Shares Leonard Francis Bleasel 3,264 Shares Sambop Pty Ltd 16,439 Shares Mrs Valerie A Bleasel
Class	Ordinary Shares
Number acquired	293 Shares Mrs Valerie A Bleasel
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	24,000 Shares Leonard Francis Bleasel 3,264 Shares Sambop Pty Ltd 16,732 Shares Mrs Valerie A Bleasel

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,100,984
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Part conversion of Liquid Yield OptioN Securities maturing 15 April 2022 (LYONs I & LYONs II) Conversion Prices: 12,701,800 shares at $ 9.04 each 284,490 shares at $30.87 each Conversion Date: 2 April 2007 Long Term Incentive (LTI) unlisted options $11.08 Final exercise date 01 April 2008

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 9.04 12,701,800 A$11.08 114,694 A$30.87 284,490
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of LYONs I issued on 9 April 2002 to fund repayment of certain bank loans on or before their maturity and to strengthen the balance sheet for rating purposes. See letter to ASX dated 9 April 2002 entitled 'QBE confirms Issue of Debt Based Securities'. Conversion of LYONs II issued on 5 September 2002 to fund expected premium growth. See letter to ASX dated 5 September 2002 entitled 'QBE Issues Further Debt Based Securities'. Exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	02.04.07

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	859,332,449	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **9,179,836** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 4 April 2007

(Company secretary)

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 4 April 2007.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
17,335	Options	12 March 2008
38,750	Options	2 March 2024
240,996	Options	2 March 2008
2,203,015	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
104,025	Options	2 March 2010
60,000	Options	29 December 2009
86,922	Options	1 March 2010
177,042	Options	1 March 2011
2,064,691	Options	1 March 2012
94,771	Options	6 April 2012
969	Options	01 March 2012
1,079,893	Conditional Rights	2 March 2008
47,013	Conditional Rights	7 April 2008
834,001	Conditional Rights	1 March 2009
36,161	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
9,179,836		

*Options issued to a third party subject to a number of performance hurdles.

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

4 April 2007

The Manager
Company Announcements
ASX Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

re: ANNUAL GENERAL MEETING OF SHAREHOLDERS - 4 APRIL 2007

Pursuant to ASX Listing Rule 3.13.3, please find attached:

1. Chairman's address;
2. Chief Executive Officer's address; and
3. accompanying slides.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

CHAIRMAN'S ADDRESS – 2007 AGM

Ladies and Gentlemen:

I trust you agree that our 2006 result announced to the ASX on February 23rd 2007 was outstanding. After many years in this business, I believe I am qualified to say the insurance results were brilliant by any measure.

Net profit after tax was up 36% to a record $1,483 million, reflecting the diversity of the QBE business, favourable insurance markets, continuing stable world economic conditions and management's constant focus on profitability. Higher interest yields also supported the excellent technical and financial result. Earnings per share, fully diluted for hybrid securities, were up 32% to 173 cents and the return on average shareholders' funds was 26.1% compared with 23.9%.

In recognition of the substantial increase in profit, your directors declared a final dividend of 55 cents per share, up 45% on the final dividend of 38 cents per share for 2005. The final dividend was franked at the rate of 60%. Our forecasts indicate that the franking rate for dividends in the immediate future is likely to remain around 60%. The unfranked portion of dividends payable to non resident shareholders will now receive a Conduit Foreign Income tax credit and will not be subject to Australian withholding tax. The total dividend payout for the 2006 year was $774 million, up 39% on last year and represented a 52% payout ratio. The dividend reinvestment and dividend election plans which were suspended in August 2006 have been reinstated to provide QBE additional capital to assist funding of the recent US acquisitions.

QBE's share performance has benefited from the increase in profit and earnings, with an investment in QBE shares outperforming the ASX all ordinaries accumulation index and inflation with a growth rate of 52% in 2006 and a compound average annual growth rate of 35% over five years, 23% over ten years and 25% over twenty years.

QBE's balance sheet at the end of 2006 shows total assets of $32 billion and shareholders' funds up 23% to $6.3 billion from the increased profits, dividend reinvestment and the conversion of hybrid securities. The balance sheet includes significant assets and liabilities in overseas currencies. Once again, foreign exchange impact on the balance sheet was minimal for QBE in 2006. This was due to QBE's policy of matching currency liabilities with assets of the same currency and, where practicable, managing overseas shareholders' funds back into Australian dollars through borrowings in foreign currencies and substantial foreign currency hedging arrangements.

QBE's profit continues to be exposed to movements in overseas currencies against Australian dollars. A 1% appreciation or depreciation of the Australian dollar against all currencies is estimated to impact profit after tax by around $10 million in 2007.

We continue to maintain a low risk strategy for the investment portfolio which, at year end, was close to $20 billion. The weighting of equity investments was 28% of shareholders' funds at the end of the year, or 8.7% of the total investments and cash. This has since been increased to approximately 9.5%. Our fixed interest investments continue to be short in duration, currently at around 0.7 years. In order to protect our policyholders' and shareholders' investment assets, our general policy on investments is to limit the risk by investing in high quality short duration fixed interest securities and a modest exposure to equity investments.

To provide increased financial flexibility and to repay short term borrowings, we issued $750 million of long term perpetual debt securities in September 2006. These securities receive capital credit from the Australian Prudential Regulation Authority (APRA) and rating agencies. Borrowings during the year increased by $234 million to $2.4 billion, principally from the issue of the long term perpetual securities, partly offset by the repayment of a $400 million short term bank facility. The ratio of borrowings to shareholders' equity at the end of 2006 was 38% compared with 42% at the end of 2005. Overall, the cost of borrowings in 2006 increased in line with interest rates from 5.2% to 5.8% per annum.

The Group's regulatory capital strengthened at the end of 2006 to an estimated 2.4 times the minimum capital required using the risk based methodology adopted by APRA for Australian licensed insurers. This is substantially higher than our minimum target of 1.75 times. A large portion of the excess capital will be used to fund recent acquisitions. The capital adequacy multiple is estimated to be around 2.0 times by the end of 2007. The main rating agencies have recently confirmed our A+ or equivalent financial strength rating.

Our long-standing strategy of growth through acquisition and spread of risk through product and geographical diversification has proved successful over many years. This strategy has recently been supported with the announcement of two major US acquisitions, Praetorian Financial Group and Winterthur US, which are expected to produce over $3.6 billion of premium income in the first full year. The total purchase price for the two acquisitions is $2.5 billion, and net tangible assets at completion are estimated to be $1.5 billion. Subject to regulatory approvals, these acquisitions are expected to be completed in the current quarter.

The equity component of funding of these acquisitions was initially estimated to be $1.3 billion. Following discussions with rating agencies and assessment of our future capital requirements, this sum is expected to be less than $1 billion. To date we have raised $403 million from an equity placement and $452 million from underwriting the reinvestment of the final 2006 dividend. Additional equity can be raised from future dividend reinvestment, if required. The balance of the funding for these acquisitions will be partly from QBE's internal funds and a combination of new debt at levels to ensure that QBE maintains its key financial ratios and meets regulatory and rating benchmarks.

As in previous years, the annual report includes numerous statements on the robust corporate governance structure and risk management framework which we have in place throughout the Group. QBE has demonstrated over many years that it has an effective risk management strategy, a clear focus on the key profit drivers and a strong culture of integrity and business acumen.

The cost of compliance with regulatory frameworks and standards should not be underestimated. APRA is about to issue standards relating to the supervision of conglomerates and the Australian Accounting Standards Board is preparing for the second stage of convergence of insurance accounting under the International Financial Reporting Standards. Europe is not far away from issuing new solvency requirements. QBE's total compliance costs continue to be around $100 million per annum and are likely to increase as these further reforms are introduced. We are well prepared for the many significant changes likely to affect the global insurance industry over the next few years in the areas of regulatory supervision and financial reporting.

The impact of climate change is currently the subject of much debate. QBE adopts business practices which mitigate the risks of climate and other changes on our business. We continue to maintain a common sense and practical approach and will focus on those areas which we are able to add value and assist in ensuring our shareholders' and policyholders' interests are protected. QBE's risk appetite and focus on limiting our potential exposure to environmental and catastrophe hazards is continually reviewed. This was well evidenced in 2005 when QBE produced record results despite the worst year ever for insured catastrophe losses such as hurricanes Katrina, Rita and Wilma.

QBE is strongly focused on staff development, succession planning and the provision of incentives to reward and retain our quality people. This strategy is key to the delivery of our stated values of increasing the long term wealth of our shareholders, ensuring customer satisfaction and retention, employee motivation and maintaining integrity in all our dealings.

These values are embodied in the unique QBE culture and underpin the development and performance of QBE's management and staff throughout the world. They enable us to consistently achieve high business standards and deliver excellent returns to shareholders.

The QBE staff incentive schemes are aligned with the creation of shareholder wealth both in the short and long term. The majority of the employee incentive schemes are based on hurdles related to return on equity with modest incentives generally commencing at around 14% to 15% return on equity.

Salary structures of our key employees include a large at risk component made up of 60% in cash and 40% in deferred compensation linked to shares that vest in 3 to 5 years' time. The objective of deferring part of short term incentives is to encourage employees who have a record of creating shareholder wealth to remain with QBE and continue to work to deliver even more wealth for QBE shareholders and, at the same time, enhance the value of the deferred compensation through an increase in the QBE share price. A higher share price will mean greater deferred compensation and a lower share price will result in reduced compensation.

The success of our incentive schemes are best demonstrated by the extremely low turnover of senior employees and the wealth that has been created for shareholders over many years. Other than in exceptional circumstances, including retirement through age, employees who leave before the three to five years lose their deferred compensation entitlement. The one size fits all approach to incentives promoted by proxy advisers does not automatically mean QBE would benefit by changing its proven formula.

Around 79% of staff at all levels throughout the organisation now hold QBE shares. The shares held by employees represent 1.2% of our issued shares which is well within the 5% ceiling approved by shareholders.

In accordance with increased reporting requirements, the annual report includes extensive detail on remuneration for directors and key management, including details of at risk pay through incentives. Some twenty five pages of our annual report are dedicated to reporting on remuneration. I would be happy to take questions on the remuneration report later in the meeting.

We have just completed the first quarter of 2007 and I am pleased to report that we are on track to meet our targeted full year insurance profit margin of 17.5% to 18.5%, together with an increase of close to 30% in gross written premium and 40% in net earned premium. However, any unforeseen regulatory delays in completing the recent US acquisitions will impact on premium and profit growth in 2007.

Subject to other usual caveats, for example large losses and catastrophes not exceeding the significant allowance in our business plans, and exchange rate movements, we remain confident of increasing profit after tax by 20% and diluted earnings per share by 15% in 2007.

In closing, I would particularly like to congratulate the Chief Executive Officer, Frank O'Halloran, his senior executives and the QBE team around the world for their commitment and efforts in producing a superb result for 2006. In addition, I would like to thank my fellow directors for their continued support and commitment to their supervisory tasks.

From the close of this meeting, we farewell Nick Greiner - who will retire from the board after 15 years of continuous supervision and service to help QBE to be the successful global insurance and reinsurance enterprise it is today. Nick's experience and counsel and interaction with all levels of management have been invaluable. On behalf of my fellow directors and the QBE team, I sincerely thank him for his dedication to the task and wish him all the best for the future.

I would also like to extend a special welcome to Duncan Boyle who joined the board in September 2006. Duncan comes to us with some 34 years of insurance experience in the UK, Australia and New Zealand, adding further international insurance strength to the board.

Now, I would like to hand over to Frank O'Halloran to present his report on Group operations and outlook for the future.

82-35066

CHIEF EXECUTIVE OFFICER'S ADDRESS – 2007 AGM

Ladies and Gentlemen,

I am pleased to report that 2006 has been another rewarding year for shareholders with strong growth in premium income, record underwriting and after tax profits and the conversion of acquisition opportunities which will ensure solid growth in 2007 and 2008.

Our core strategy over the past 25 years has been to diversify our business to spread our risks so as to improve returns to shareholders. This has been mainly achieved through over 95 acquisitions which have given us excellent product and geographical spread. This diversification, together with sound risk management and a total focus on ensuring all products and countries deliver a minimum return of 15% on allocated capital, has resulted in a significant increase in wealth for shareholders over a long period of time.

Our track record and support from our shareholders has enabled us to capitalise on many of the opportunities presented to us. In particular, over the past five years we have been able to convert a number of acquisitions producing slightly in excess of $7 billion of annualised premium income.

To put this into perspective, in the first year following the merger and listing in 1973, QBE wrote $78 million of gross written premium, $298 million in 1983, $1 billion in 1993, and $8.35 billion in 2003, and we will write an estimated $15 billion in 2008. QBE's compound growth in premium has exceeded 20% per annum in the past 10 years. At the same time, we have seen the market capitalisation of QBE grow from $2.3 billion in 1997 to $23 billion at the end of 2006 to $27 billion since year end.

We exceeded our targets and expectations in 2006 with a record net profit after tax of $1.48 billion, a 36% increase in profit over 2005. The results were assisted by a reduction in large individual risk claims and catastrophes which represented 10.0% of net earned premium compared with 11.7% in 2005. This indicates that the lower level of catastrophes in 2006 compared with 2005 was substantially offset by an increase in large individual risk losses.

Our determination to improve the reward for the risks that we undertake has resulted in a further reduction in the combined operating ratio, i.e. claims, commissions and expenses as a percentage of net earned premium. The combined operating ratio for 2006 was 85.3% compared with 89.1% last year. We produced a record insurance profit at 21.9% of net earned premium compared with 17.4% last year.

All our major operating insurance divisions produced combined operating ratios less than 90% and improved insurance profitability. The substantial majority of our products and countries in which we operate also produced strong underwriting profits. 2006 saw gross written premium and net earned premium grow by 10% despite increased competition. The growth mainly came from a continued high retention of customers, acquisitions and overall average premium rate increases of close to 6%.

We continue to spend an enormous amount of time segmenting each of our products to ensure that we recognise and retain our quality customers. This vital management practice retains the focus on underwriting profitability along with fine tuning of each of our products. The end result enabled us to lower the net claims ratio from 59.9% to 55.8%. Net claims below $2.5 million, i.e. attritional claims, are at an historical low.

The large US acquisitions in late 2006 and early 2007 will mean that, when completed, QBE has well over 80% of is business emanating from our offshore operations with more than 90% in commercial lines insurance. We continue to set prices, terms and conditions as a market leader in the majority of our products that we underwrite. We also put great effort into making sure that QBE's culture of leadership, business acumen and integrity is embedded into each of our operations around the world and implemented quickly into new acquisitions.

Our investment returns outperformed internal investment benchmarks with actual gross investment income exceeding budget. QBE's net investment income, which is after borrowing costs and investment expenses, increased from $718 million to $822 million. This was mainly attributable to higher interest yields, strong cash flow and active management of our fixed interest and equity portfolios. Realised and unrealised gains on equities included in investment income reduced from $130 million before tax to $104 million.

We continue to adopt a low risk, absolute return approach to the investment of policyholders' and shareholders' funds. Approximately 72% of our investments are held in overseas currencies to match insurance liabilities in those currencies and to support our substantial shareholders' funds invested in overseas subsidiaries. Our conservative policy of matching and hedging the foreign currency exposures in Australian dollars has resulted in a small exchange gain for 2006.

QBE's balance sheet continues to be extremely well positioned for the future as demonstrated by the following:

- Net outstanding claims of $11.6 billion include risk margins of $1.4 billion to give a probability of adequacy slightly in excess of 94%.
- Our overall claims development over the past ten financial years shows a positive release of prior year claims for each of those years on an undiscounted basis.
- The substantial release from 2005 and prior accident years has been put back into provisions by maintaining significant risk margins in the 2006 accident year outstanding claims.
- We have taken the prudent step to top up 2000 and prior year old latency and run-off claims by $110 million, although actual claims were generally in line with expectations.
- Our unearned premium liabilities of $4.6 billion includes substantial risk margins and allowances for large individual claims and catastrophes in 2007.
- Our ratio of borrowings to shareholders' funds has been reduced from 42% to 38%. This ratio will increase to around 43% following completion of the US acquisitions.
- Our low risk investment portfolio of $20 billion at year end included 8.7% in equities and 91.1% in cash and fixed interest securities which are currently at an average 0.7 years duration on the yield curve.
- The investment portfolio is 99% liquid and of high quality.

As mentioned by the Chairman, we maintain a strong capital adequacy ratio for future growth through acquisition. Our quality balance sheet, high levels of capital adequacy for regulation and rating agency purposes and, in particular, the strong profitability from our operations around the world, has enabled us to look for new initiatives in various countries to improve profit and create further wealth for shareholders going forward.

The acquisition initiatives in 2006 and early 2007 will add approximately $4 billion of annualised gross written premium going forward.

In the past year:

- We acquired OneBeacon Agriculture division in the US with expected gross written premium of $115 million in 2007;

- We acquired a general aviation business in Denmark, a new team for the general aviation business in Lloyd's and a new marine team in Sweden which is expected to give us additional gross written premium for our European Operations of $240 million in 2007; and...

- We recently announced the acquisitions of Praetorian Financial Group and Winterthur Group in the USA and Seguros Cumbre in Mexico which will add approximately $3.7 billion of new annualised gross written premium in the first full year. These acquisitions are subject to regulatory approval which we expect before 30 June.

We have also commenced marketing more of our core products through the distribution channels acquired in 2005, particularly in Australia, France, Germany, Spain, UK and the US. Our product leadership skills supported by our comprehensive actuarial analysis are important ingredients to the expansion of the distribution of our products.

We have introduced a number of projects to improve the efficiency of our various businesses. This ranges from OPENUP CLAIMS which is designed to capitalise on successful initiatives in many of our operations to improve the way we manage our claims yet maintain our core philosophy of paying valid claims promptly; to new IT projects which are designed to improve our workflow and interface with intermediaries and reduce the cost of IT infrastructure around the world; and to increased utilisation of our captive reinsurer, Equator Re, based on our highly successful loss modelling which has enabled us to retain more business in QBE and improve profitability for shareholders.

I will now briefly summarise the results from our three major insurance divisions and our Investment division and introduce the managers of these substantial businesses.

Our Australia, Pacific, Asia and Central Europe operations (APACE) which comprise 26 countries, is lead by Vince McLenaghan, Chief Executive Officer of the division. Vince also holds the position of Chief Operating Officer for the Group.

The APACE team completed 2006 with an excellent combined operating ratio of 83.2% compared with 83.3% in 2005. Gross written premium for the division was up 3% to $3.2 billion, mainly as a result of acquisitions of distribution channels and new initiatives with intermediaries.

Overall average premium rates for the APACE operations reduced by 3.3% in 2006 to reflect the lower claims frequency, the positive impact of tort reform in Australia and to retain our quality customers. Our retention of customers continues to be high.

Gross written premium is expected to be around $3.2 billion in 2007. This excludes Central European operations which were transferred on 1 January to European Operations, based in London.

Our European Operations in 11 countries is lead by Steven Burns, Chief Executive Officer. The European team completed 2006 with an excellent combined operating ratio of 85.9% compared with 92.1%. Gross written premium was up 9% to $5.2 billion on the back of acquisitions and overall premium rate increases on the property and energy portfolios following the 2005 hurricanes.

The recent acquisition of distribution channels will enable us to extend our core products to regional UK and a number of countries in mainland Europe. The new aviation businesses in Lloyd's and Denmark and new team in Sweden will assist growth in 2007. We expect gross written premium for European Operations to be around £2.3 billion for 2007 with general insurance representing over 80% of business written.

Our Americas operations which includes the US and 9 countries in Latin America is lead by Tim Kenny, President and Chief Executive Officer. The Americas team completed 2006 with a combined operating ratio of 89.7% compared with 92.9%. Gross written premium was up 30% to $1.9 billion on the back of the acquisition of Central de Seguros in Colombia, National Farmers Union Property and Casualty Insurance Company and OneBeacon Agriculture division in the US.

Our team in the US has produced solid results over the past five years and our recent acquisitions are a reflection of our confidence in the quality of our US team under Tim's leadership. The acquisitions made in late 2006 and early this year are expected to increase gross written premium to around US$3.7 billion in 2007 and US$4.6 billion in 2008. General insurance business, which is predominantly regional US business, will be in excess of 90% of business written in the Americas.

Our investment division is managed by Mark ten Hove, Group General Manager, Investments. Mark and his team are responsible for the returns from the Group's investment portfolio of close to $20 billion which is held in over 100 portfolios in 44 countries and numerous currencies. As previously mentioned, our investment income exceeded our internal benchmarks and actual investment income was ahead of budget.

We will continue our low risk investment strategy in 2007 and, subject to exchange rates, we expect the investment portfolio to be around $28 billion by the end of 2007 and $30 billion by the end of 2008.

The major acquisitions in the US were strategic moves for QBE. They were at prices which are projected to be earnings per share accretive in year one. They are both excellent businesses and complementary to our existing businesses. We expect to achieve profit after tax and funding costs from the two acquisitions of $380 million in the first full year following completion. In addition, we expect to achieve synergies of an estimated $50 million after tax by the end of 2008. The acquisitions, which are subject to regulatory approval, are expected to be completed by 30 June 2007. We have developed initial integration plans and we are currently collecting comprehensive information to enable us to implement the QBE culture and QBE approach to business acumen.

The acquisitions will be broken down into a number of businesses and products and each of these businesses and products will be expected to meet QBE's minimum return on capital allocated of 15% per annum. The premium income targets from the acquisitions assume that we may have to cancel some business to improve profitability.

The Chairman indicated that funding of these acquisitions will require less equity than previously envisaged. This is due to our higher share price, higher profits, and increased risk margins in outstanding claims improving regulatory capital levels. We are now likely to issue slightly less than 40 million shares, including hybrids. This compares with our initial estimate of just under 60 million shares.

I will now briefly summarise our expectations for the current year.

Our teams around the world recognise that to create further wealth for shareholders means that we have to raise the bar even higher. In a continuing competitive market we need to increase our focus on a number of key profit drivers, not the least of which are retention of quality customers, better management of our claims, improving our efficiency and going forward making good use of our excess capital through conversion of new opportunities or, in the alternative, returning funds to shareholders.

Our experience has shown that organic growth in times when premium rates are falling is not in the best interest of shareholders. Our growth in the short term will therefore need to be on the back of acquisitions which we define as acquiring new companies and/or insurance portfolios, new distribution channels and underwriting teams.

The acquisitions in 2006 and early 2007 will mean that we are likely to see growth in gross written premium in 2007 of close to 30% to around $13.5 billion and growth in net earned premium by close to 40% to around $11.4 billion. Because of the timing of the acquisitions, growth in gross written and net earned premium is also anticipated to be around 15% in 2008. These targets are dependent on the Australian dollar not significantly appreciating against overseas currencies; overall premium rate reductions not exceeding our expected minus 3% across all portfolios; and US regulatory approvals for recent acquisitions being received before 30 June 2007.

We continue to look for acquisitions which meet our proven criteria and to further build the business. We do not contemplate any further major acquisitions in the US for at least the next 18 months. However, we do have a number of small acquisitions in other countries that we are investigating and our teams around the world are busily looking for new opportunities.

Our targeted insurance profit margin for 2007 is 17.5% to 18.5% of net earned premium. This target includes an allowance for large losses and catastrophes and increased risk margins of 14.0% of net earned premium. The actual large losses and catastrophes have not exceeded this allowance in the past five years. We do have comprehensive reinsurance protections in place to ensure that QBE's largest single realistic disaster scenario costs no more than 4.0% of net earned premium. Large losses and catastrophes are defined as net claims in excess of $2.5 million.

Shareholders will be aware that the Australian Accounting Standards require investments to be booked at market value at balance date with unrealised gains and losses to be included in net profit. We do not expect capital gains on equities to be as high as the past two years; however, we are still targeting an increase of at least 20% in operating profit after tax and at least 15% increase in diluted earnings per share. This is subject to our usual caveats relating to large losses and catastrophes, foreign currencies and, in particular, completion of the acquisitions in the US.

It is important to remember that we are in the business of taking risks. We do have significant allowances in our business plans for large losses and catastrophes to achieve our targets that we have advised to the market. Fortunately the insurance market appears to have changed significantly over recent years and is more disciplined, mainly due to consolidation and because of shareholder, regulatory and rating agency pressure on performance and risk management. Therefore we anticipate that an increased large loss and catastrophe experience in 2007 similar or worse than we experienced in 2005 would most likely result in higher overall average premium rates for QBE in 2008.

The Chairman has already mentioned that our first quarter results are encouraging. We have experienced some large losses and catastrophes but at this stage they are running below those of last year. We are conscious that the second half of the calendar year brings greater exposure to windstorm losses.

Your company is in the top 25 insurance/reinsurance businesses around the world measured by gross written premium income. It is in the top quartile of those insurers as measured by underwriting profitability and return on equity. We have a culture of leadership, business acumen and integrity and minimum return on equity targets which are, in many cases, higher than the maximum returns set by our peers.
As a result, we have outperformed in most of the countries in which we operate and most of the products which we underwrite. We challenge many of our peers to increase their hurdles to the levels that we expect from our teams.

It is pleasing to see that we only have a small turnover of our senior management and technical staff and that we constantly receive requests from highly skilled professionals to join QBE. We have an incentive scheme which is directly related to return on equity and which is aligned to the creation of wealth for shareholders.

The record results would not have been achieved without the very professional approach of our over 7,900 staff worldwide who are all aware of the need to focus on QBE's core values; in particular, increasing the long term wealth of our shareholders.

I appreciate the enormous support that I have received from the directors during the past year, in particular during our recent acquisition activity. The quick responses that I received to my many requests in middle and late December were a fundamental part of the conversion of those acquisitions.

I acknowledge the enormous support of my Group Executive and the personal day to day support I receive from

- Vince McLenaghan, Chief Operating Officer
- Neil Drabsch, Chief Financial Officer
- Duncan Ramsay, General Counsel and Company Secretary
- Jenni Smith, Group General Manager, Human Resources
- George Thwaites, Chief Risk Officer
- Blair Nicholls, Chief Actuarial Officer; and
- Peter Grove, our European Operations Chief Underwriting Officer and advisor to me on all group reinsurance protections.

Finally, I thank all my fellow employees for their loyalty, support and focus on delivering excellent returns for our shareholders during the past year. I look forward to working with the Board and the QBE team to build an even stronger QBE for the benefit of all shareholders.

82-35066

QBE INSURANCE GROUP

2007 Annual General Meeting

4 April 2007

All amounts in Australian dollars unless otherwise stated.

John Cloney
Chairman



Results of proxy voting

A total of 2,920 valid proxy forms were received. The respective votes have been accumulated and summarised by Link Market Services Limited as set out below:

Resolution	For	Against	Open	Abstain
2	496,695,188	31,083,594	3,420,675	441,991
3	520,381,703	5,279,139	1,983,321	419,013
4	388,084,018	131,716,181	2,023,636	6,110,157
5	523,202,752	4,675,492	3,505,452	217,020
6	525,326,010	2,538,919	3,532,682	243,837

Results
year ended 31 December 2006

- Record net profit after tax, up 36% to $1,483 million
- Excellent technical and financial result supported by higher interest yields
- Earnings per share, fully diluted for all hybrid securities, up 32% to 173.5 cents
- Return on average shareholders' funds was 26.1% (2005: 23.9%)

Dividend

- Final dividend of 55 cents per share, up 45%
- Final dividend 60% franked
- Unfranked portion of dividends payable to non-resident shareholders will receive a Conduit Foreign Income tax credit and will not be subject to Australian withholding tax
- Total dividend payout for 2006 was $774 million, up 39%

Historical share price performance

QBE Historical Share Price Performance - Last 20 Years



QBE Share Price (A$)
$65.00
$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Dec-86
Dec-88
Dec-90
Dec-92
Dec-94
Dec-96
Dec-98
Dec-00
Dec-02
Dec-04
Dec-06
QBE Share Price Performance
QBE Share Price Performance Including Reinvestment of Dividends
ASX All Ordinaries Accumulation Index
An investment in QBE has outperformed the ASX All Ordinaries Accumulation Index and inflation with a growth rate of 52% in 2006, and a compound average annual growth rate of 35% over five years, 23% over 10 years and 25% over 20 years

Shareholders' funds

- Total assets at the end of 2006 of $32 billion
- Shareholders' funds up 23% to $6.3 billion
- Minimal foreign exchange impacts for QBE in 2006
- For 2007, a 1% appreciation or depreciation of the Australian dollar against all currencies is estimated to impact profit after tax by around $10 million

Net invested funds

	31 Dec 2006		31 Dec 2005	
	$M	%	$M	%
Cash	1,019	5.1	1,061	6.0
Short term money	10,040	50.3	8,292	47.1
Fixed interest securities and other	7,134	35.7	7,537	42.9
Equities	1,741	8.7	674	3.8
Investment properties	38	0.2	33	0.2
Total investments and cash	**19,972**	**100.0**	**17,597**	**100.0**
Borrowings	(2,364)		(2,130)	
Net invested funds*	**17,608**		**15,467**	

- Continue our low risk strategy for the investment portfolio
- Equities represent 28% of shareholders' funds or 8.7% of total investments at year end
- Currently equities represent approximately 9.5% of total investment portfolio
- Fixed interest investments continue to be short in duration – currently around 0.7 years

**excludes ABC investments and ABC securities pledged for funds at Lloyd's*

Borrowings

- Issued $750 million of long term perpetual securities in September 2006
- These securities receive capital credit from regulatory and rating agencies
- Borrowings* increased by $234 million to $2.4 billion in 2006
- Borrowings* to shareholders' equity at end of 2006 was 38% (2005: 42%)
- Weighted average interest rate at 31 December 2006 of 5.8% (31 December 2005: 5.2%)

**excludes ABC securities for funds at Lloyd's*

Capital adequacy

- Capital adequacy multiple strengthened to an estimated 2.4 times the minimum capital requirement*
- Large portion of excess capital will be used to fund recent acquisitions
- Capital adequacy multiple estimated to be 2.0 times by end of 2007
- Main rating agencies confirmed A+ or equivalent financial strength rating

* using APRA's risk weighted capital adequacy model for Australian licensed insurers

Acquisitions

- Long standing and successful strategy of growth through acquisition
- Recently announced acquisitions of Praetorian Financial Group and Winterthur US expected to produce over $3.6 billion of premium income in the first full year
- Total purchase price for the two acquisitions is $2.5 billion and net tangible assets at completion are estimated to be $1.5 billion
- Subject to regulatory approvals, the acquisitions are expected to be completed by end June 2007
- Equity component of the funding initially estimated at $1.3 billion – now expected to be less than $1 billion

Corporate governance

- The annual report includes a number of statements on QBE's corporate governance structure and risk management framework
- Annual compliance costs for the Group continue to be around $100 million
- QBE adopts practices which mitigate the risks of climate and other changes on our business

QBE people

- QBE is strongly focused on staff development, succession planning and the reward and retention of our quality people
- Our culture and values are key to:
  - increasing the long term wealth of shareholders
  - ensuring customer satisfaction and retention
  - employee motivation
  - maintaining integrity in all our dealings
- Staff incentive schemes are aligned with creation of shareholder wealth both in the short and long term with hurdles based principally on return on equity – modest incentives generally commence at around 14% to 15% ROE

QBE people

- Salary structures of our key employees include a large at risk component made up of 60% cash and 40% deferred compensation linked to QBE shares that vest in 3 to 5 years time
- The success of our incentive schemes are best demonstrated by the extremely low turnover of senior employees and the wealth created for our shareholders over many years
- Shares held by employees represent 1.2% of issued shares
- The annual report includes extensive detail on remuneration for directors and key management

Results for 1st quarter 2007

- Subject to the usual caveats e.g. catastrophes and large losses not exceeding the significant allowances in business plans, material exchange rate movements and any unforeseen regulatory delays in completing the recent US acquisitions:
  - on track to meet our targeted full year insurance profit margin of 17.5% to 18.5%
  - also on track for increases of close to 30% in gross written premium and 40% in net earned premium
  - confident of increasing profit after tax by 20% and diluted earnings per share by 15% in 2007

Frank O'Halloran
Chief Executive Officer



QBE – a growth story

- Another rewarding year for shareholders with strong growth in premium income, record underwriting and after tax profits and conversion of acquisition opportunities
- Core strategy over 25 years:
  - diversification through more than 95 acquisitions giving significant product and geographic spread;
  - sound risk management;
  - 15% minimum return on allocated capital for all products and countries; and
  - to deliver significant long term increase in wealth for shareholders

QBE – a growth story

- Over past five years have converted acquisitions generating premium income slightly in excess of $7 billion
- Premium growth in perspective:

1973/74	$78 million of gross written premium
1983	$298 million of gross written premium
1993	$1.0 billion of gross written premium
2003	$8.35 billion of gross written premium
2008 (est)	$15 billion of gross written premium

- Compound premium growth has exceeded 20% per annum in the past 10 years
- Market capitalisation grew from $2.3 billion in 1997 to $23 billion at the end of 2006 and to $27 billion since year end

Results for 2006

- Record net profit after tax of $1.48 billion, a 36% increase from 2005
- Results assisted by a reduction in large individual risk claims and catastrophes representing 10.0% of net earned premium (2005: 11.7%)
- Lower level of catastrophes in 2006 compared with 2005 substantially offset by an increase in large individual risk losses
- Combined operating ratio of 85.3% compared with 89.1% for 2005
- Record insurance profitability at 21.9% of net earned premium compared with 17.4% last year

Results for 2006

- All major operating divisions produced combined operating ratios of less than 90% and improved insurance profitability
- Substantial majority of products and countries in which we operate produced strong underwriting profits
- Gross written premium and net earned premium grew by 10%
- Overall average premium rate increases of close to 6%
- Lowered net claims ratio from 59.9% to 55.8%
- Net claims below $2.5 million i.e. attritional claims, at a historical low

Results for 2006

- Investment returns outperformed our internal investment benchmarks with gross investment income exceeding budget
- Net investment income increased from $718 million to $822 million
- Realised and unrealised gains on equities included in investment income reduced from $130 million before tax to $104 million
- Continued to adopt a low risk, absolute return investment strategy
- Maintained a conservative policy for matching and hedging the foreign currency exposures, resulting in a small exchange gain

Balance sheet strength 2006

- Net outstanding claims of $11.6 billion include risk margins of $1.4 billion to give a probability of adequacy slightly in excess of 94%
- A positive release of prior year claims over past ten financial years
- Substantial releases from 2005 and prior years have been put back into provisions by maintaining significant risk margins in 2006 year
- Topped up 2000 and prior old latency and run-off claims by $110 million although actual claims below expectations
- Unearned premium liabilities of $4.6 billion include substantial allowances for large individual claims and catastrophes in 2007

Balance sheet strength 2006

- Ratio of borrowings* to shareholders' funds reduced from 42% to 38% - will increase to around 43% following US acquisitions
- Low risk investment portfolio* of $20 billion at year end
  - 8.7% in equities (currently 9.5%)
  - 91.1% in cash and fixed interest securities (currently at average 0.7 years duration on the yield curve)
- Investment portfolio is 99% liquid and of high quality

* *excludes ABC investments and ABC securities pledged for funds at Lloyd's*

Acquisition initiatives

- Acquisitions in 2006 and early 2007 will add approximately $4 billion of annualised gross written premium going forward
- Acquisition initiatives in past year:
  - OneBeacon Agriculture division in US with expected gross written premium of $115 million in 2007
  - General aviation business in Denmark, a new team for aviation business in Lloyd's and a new marine team in Sweden with expected additional gross written premium of $240 million in 2007
  - Praetorian Financial Group and Winterthur US in North America and Seguros de Cumbre in Mexico expected to add approximately $3.7 billion of new annualised gross written premium in first full year (subject to regulatory approval)

Distribution and other initiatives

- Commenced marketing more core products through distribution channels acquired in 2005 in Australia, France, Germany, Spain, the UK and the US
- OPEN UP CLAIMS project designed to improve claims management
- New IT projects
- Increased utilisation of our captive reinsurer, Equator Re

Vince McLenaghan



CEO - Australia Pacific Asia Central Europe (APACE)

Australia Pacific Asia Central Europe (APACE)
year ended 31 December 2006

		Australia		PACE		Total APACE	
		2006	**2005**	**2006**	**2005**	**2006**	**2005**
Gross written premium	$M	2,491	2,431	727	691	3,218	3,122
Gross earned premium	$M	2,428	2,405	704	688	3,132	3,093
Net earned premium	$M	2,051	2,015	563	536	2,614	2,551
Claims ratio	%	55.9	56.1	42.0	40.8	52.8	52.9
Commission ratio	%	11.8	12.7	20.4	18.7	13.7	14.0
Expense ratio	%	15.2	14.8	22.0	22.8	16.7	16.4
Combined operating ratio	%	**82.9**	**83.6**	**84.4**	**82.3**	**83.2**	**83.3**
Insurance margin	%	**24.7**	**24.2**	**20.8**	**22.2**	**23.8**	**23.8**

- Gross written premium expected to be around $3.2 billion in 2007
- From 1 January 2007, Central European operations transferred to European Operations based in London

Steven Burns



CEO - European Operations

European Operations
year ended 31 December 2006

		QBE Insurance (Europe)		Limit		Total European Operations	
		2006	2005	2006	2005	2006	2005
Gross written premium	$M	2,502	2,558	2,711	2,236	5,213	4,794
Gross earned premium	$M	2,586	2,370	2,475	2,273	5,061	4,643
Net earned premium	$M	2,209	1,954	1,644	1,743	3,853	3,697
Claims ratio	%	62.2	62.3	49.4	63.6	56.6	62.9
Commission ratio	%	14.5	15.3	20.7	20.3	17.2	17.7
Expense ratio	%	12.1	12.4	12.0	10.6	12.1	11.5
Combined operating ratio	**%**	**88.8**	**90.0**	**82.1**	**94.5**	**85.9**	**92.1**
Insurance margin	**%**	**19.8**	**16.8**	**26.3**	**12.4**	**22.6**	**14.7**

- Recent acquisition of distribution channels, businesses and teams in Lloyd's of London, Denmark and Sweden will assist growth in 2007
- Gross written premium expected to be around £2.3 billion ($5.6 billion) in 2007 with general insurance representing over 80% of business written

Tim Kenny



President & CEO - the Americas

the Americas
year ended 31 December 2006

		2006	2005
Gross written premium	$M	1,941	1,492
Gross earned premium	$M	1,876	1,435
Net earned premium	$M	1,153	843
Claims ratio	%	55.9	60.0
Commission ratio	%	25.6	25.5
Expense ratio	%	8.2	7.4
Combined operating ratio	%	**89.7**	**92.9**
Insurance margin	%	**13.9**	**10.3**

- Acquisitions in 2006 and early 2007 expected to increase gross written premium to around US$3.7 billion ($4.7 billion) in 2007 and US$4.6 billion ($5.8 billion) in 2008
- General insurance business will be in excess of 90% of business written in 2007

Mark ten Hove



Group General Manager - Investments

Investment division

- Investment portfolio of $20 billion held in over 100 portfolios in 44 countries and numerous currencies around the world
- Investment performance exceeded internal benchmarks and actual investment income exceeded budget
- Low risk, absolute return strategy will continue in 2007
- Subject to exchange rates, investment portfolio expected to be around $28 billion by end of 2007 and around $30 billion by end of 2008

US acquisitions

- Major acquisitions in 2006 and early 2007 were strategic moves for QBE at prices which are projected to be EPS accretive in year one
- Expecting profit after tax and funding costs from the two acquisitions of $380 million in the first full year following completion
- Also expecting to achieve synergies of an estimated $50 million after tax by end 2008
- Various businesses and products will be expected to meet QBE's minimum return on capital allocated of 15% per annum
- Less equity to fund acquisitions than first envisaged – less than 40 million shares, including hybrids

Expectations for 2007

- Focus on a number of key profit drivers – retention of quality customers, better claims management, improved efficiencies and effective use of excess capital
- Growth in the short term will be from acquisition of companies, insurance portfolios, distribution channels and underwriting teams
- Acquisitions in 2006 and early 2007 mean we are likely to see growth in gross written premium in 2007 of close to 30% to $13.5 billion, and growth in net earned premium of close to 40% to $11.4 billion
- Due to timing of the acquisitions, growth in gross written premium and net earned premium is anticipated to be 15% in 2008
- Growth targets dependant upon:
  - Australian dollar not significantly appreciating against overseas currencies;
  - Overall premium rate reductions not exceeding our expected minus 3%; and
  - US regulatory approvals for recent acquisitions being received before 30 June 2007

Expectations for 2007

- Target insurance profit margin for 2007 is 17.5% to 18.5% of net earned premium
- Allowance for large losses and catastrophes and increased risk margins of 14.0% of net earned premium
- Reinsurance protections in place to ensure that largest single realistic disaster scenario costs no more than 4.0% of net earned premium
- Capital gains on equities not expected to be as high in past two years
- Increase of at least 20% in operating profit after tax and diluted earnings per share of 15% (subject to usual caveats)

Expectations for 2007

- Significant allowances in our business plans to achieve our targets
- Insurance market - more discipline due to consolidation and shareholder, regulatory and rating agency pressure
- First quarter large loss and catastrophe experience running below last year

QBE position in the market

- In the top 25 insurance/reinsurance businesses around the world measured by gross written premium
- In the top quartile of those insurers measured by underwriting profitability and return on equity
- Minimum return on equity targets in many cases higher than maximum returns set by our peers
- Small turnover of senior management and technical staff, and constant approaches from highly skilled professionals to join QBE
- QBE short term incentive scheme and deferred compensation for senior management and business unit managers aligned with creation of shareholder wealth

Total employees - around 7,900

APACE – 5,232
European Operations – 1,767

The Americas - 805
Investments - 49
Equator Re - 10


Bermuda

KEY ■ Australia Pacific Asia Central Europe ■ Europe ■ the Americas ■ Equator Re

QBE Group executive team



Thank you to my fellow employees for your loyalty, support and focus on delivering excellent returns to our shareholders during the past year

Item 1: Receive and consider the financial statements

Item 2: Adopt the remuneration report

Item 3: Increase the maximum aggregate fees payable to non-executive directors

Item 4: Approval of conditional rights and options over the Company's ordinary shares under the 2006 Deferred Compensation Plan to the Chief Executive Officer

CEO's incentives

The CEO's 2006 incentives are based on the achievement of a 29% ROE using QBE's seven year spread basis of accounting. This exceeded the maximum hurdle rate of 21% ROE

Over the period from 2002 to 2006:

- the Company's net profit after income tax has increased by on average of 52% per annum
- dividends per share have increased by an average of 28% per annum; and
- the share price has increased from \$8.15 to \$28.85, an average of 37% per annum

	\$	No of shares or options
Short term incentive – cash component	2,088,363	
Deferred compensation incentives [1]:		
Conditional rights to shares at no cost to employee [2] [3]	835,387	25,563
Options at market value [2] [4]	-	51,125

(1) The conditional rights (deferred for 3 years) and options (deferred for 5 years) are a reward for past performance

(2) In accordance with AASB2 for share based payments, the value of conditional rights and options expensed in the 2006 period is \$924,860

(3) Conditional rights to shares at \$32.68 per share (subject to shareholder approval)

(4) Options to subscribe for QBE shares at \$32.68 per share (subject to shareholder approval)

Item 5: Re-election of Len Bleasel as a director

Len Bleasel

- Non-executive director of QBE Group since January 2001
- Chairman of remuneration committee and member of audit committee
- Chairman of ABN AMRO Australia Holdings Pty Ltd
- Chairman of Zoological Parks Board of NSW and on the advisory boards of various charities



Non-executive director of QBE Group

Item 6: Election of Duncan Boyle as a director

Duncan Boyle

- Non-executive director of QBE Group since September 2006
- Member of audit and remuneration committees
- Fellow of the Chartered Insurance Institute
- 34 years of finance and insurance experience, working in Australia, New Zealand and the UK



Non-executive director of QBE Group

QBE INSURANCE GROUP

www.qbe.com

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

2 April 2007

The Manager
Company Announcements
ASX Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

re: Further conversion of Liquid Yield OptioN securities ("LYONs") to QBE ordinary shares

We refer to our previous announcements regarding the conversion of LYONs.

A further portion of QBE LYONs was converted into 12,986,290 ordinary shares of the Company today ("Conversion Shares"). The total number of QBE shares on issue becomes 859,332,449.

The total number of shares issued as a result of LYONs conversions to date is 108,946,880 QBE shares. 525 LYONs remain unconverted.

The Conversion Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act 2001 ("Act"). As at the date of this notice, the Company has complied with:

(i) the provisions of Chapter 2M of the Act as they apply to the Company; and
(ii) section 674 of the Act.

This notice is given under paragraph 5(e) of section 708A of the Act.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

FILE NO.
82-35066

QBE
Insurance
Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9235 3166
DX 10171 Sydney Stock Exchange

28 March 2007

The Manager
Company Announcements
ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: CHANGE OF DIRECTOR'S INTEREST NOTICE

Attached for announcement to the market, please find a Change of Director's Interest Notice for Isabel Hudson. This notice relates to an on-market purchase of 500 QBE shares on 22 March 2007.

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Isabel Hudson
Date of last notice	22 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	T D Waterhouse Nominees Leeds
Date of change	22 March 2007
No. of securities held prior to change	none
Class	Ordinary Shares
Number acquired	500 shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$32.00 per share
No. of securities held after change	500 shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of QBE shares on 22 March 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	817,510
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Long Term Incentive (LTI) unlisted options $11.08 Final exercise date 02 March 2008 $14.85 Final exercise date 02 March 2011 $20.44 Final exercise date 01 March 2012 Long Term Incentive (LTI) unlisted conditional rights $0.00 Final exercise date 02 March 2008 $0.00 Final exercise date 01 March 2009 Employee Share & Option Plan unlisted options $ 7.27 Final exercise date 31 March 2007

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 7.27 730,000 A$11.08 44,019 A$14.85 22,791 A$20.44 8,267 A$ 0.00 12,433
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of Conditional Rights: bonus shares at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23.03.07 27.03.07

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	846,231,465	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **9,341,844** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 27 March 2007

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 27 March 2007.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
17,335	Options	12 March 2008
38,750	Options	2 March 2024
240,996	Options	2 March 2008
114,694	Options	1 April 2008
2,203,015	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
104,025	Options	2 March 2010
60,000	Options	29 December 2009
86,922	Options	1 March 2010
177,042	Options	1 March 2011
2,064,691	Options	1 March 2012
94,771	Options	6 April 2012
969	Options	01 March 2012
47,314	Conditional Rights	1 April 2007
1,079,893	Conditional Rights	2 March 2008
47,013	Conditional Rights	7 April 2008
834,001	Conditional Rights	1 March 2009
36,161	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
9,341,844		

*Options issued to a third party subject to a number of performance hurdles.

82-35066

QBE Insurance Group

RECEIVED

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9235 3166
DX 10171 Sydney Stock Exchange

26 March 2007

The Manager
Company Announcements
ASX Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Re: Settlement of dividend underwriting

QBE issued 11,824,118 million shares on 23 March 2007 ("Shares") in accordance with QBE's successful dividend underwriting notified to you on 21 March 2007. The total number of QBE shares on issue becomes 845,413,955.

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act 2001 ("Act"). As at the date of this notice, the Company has complied with:

(i) the provisions of Chapter 2M of the Act as they apply to the Company; and

(ii) section 674 of the Act.

This notice is given under paragraph 5(e) of section 708A of the Act.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,824,118
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	New shares issued under DRP/DEP underwriting arrangements – settlement due 23 March 2007

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$30.90 11,824,118
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	See letter to ASX dated 21 March 2007 entitled 'QBE Raises Further Equity'. Shares issued in respect of dividend underwriting arrangements previously announced.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23.03.07

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	845,413,955	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **10,159,354** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 22 March 2007

(Company secretary)

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 22 March 2007.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
60,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
17,335	Options	12 March 2008
38,750	Options	2 March 2024
285,015	Options	2 March 2008
114,694	Options	1 April 2008
2,225,806	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
104,025	Options	2 March 2010
60,000	Options	29 December 2009
86,922	Options	1 March 2010
177,042	Options	1 March 2011
2,072,958	Options	1 March 2012
94,771	Options	6 April 2012
969	Options	01 March 2012
47,314	Conditional Rights	1 April 2007
1,089,113	Conditional Rights	2 March 2008
47,013	Conditional Rights	7 April 2008
837,214	Conditional Rights	1 March 2009
36,161	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
10,159,354		

*Options issued to a third party subject to a number of performance hurdles.

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

21 March 2007

The Manager
Company Announcements
ASX Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Re: QBE RAISES FURTHER EQUITY

Please find attached an announcement for release to the market.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE

QBE INSURANCE GROUP LIMITED

MARKET ANNOUNCEMENT

QBE RAISES FURTHER EQUITY

QBE Insurance Group today announced that in relation to the 2006 final dividend, the dividend reinvestment plans and the dividend underwriting arrangements previously announced have raised approximately $452 million. The number of shares to be issued is 14.6 million at a volume weighted average price of $30.90 per share.

QBE's Group Chief Executive Officer, Frank O'Halloran, said: "The funds raised are part of our previously announced financing of the US acquisitions."

Settlement is due 23 March 2007 under the dividend underwriting and its shares are intended to be issued and listed for trading that day.

The issue date under the dividend reinvestment plans remains 2 April 2007.

For further information, please call + 61 2 9375 4226 or email investor.relations@qbe.com

21 March 2007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	780,502
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Long Term Incentive (LTI) unlisted options $ 8.04 Final exercise date 12 March 2007 $11.08 Final exercise date 02 March 2008 Employee Share & Option Plan unlisted options $ 8.04 Final exercise date 12 March 2008 $11.08 Final exercise date 02 March 2024 $14.81 Final exercise date 29 December 2009

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 8.04 22,083 A$11.08 738,206 A$14.81 20,000 A$ 0.00 213
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of bonus shares (notional dividend) at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	09.03.07 13.03.07 16.03.07

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	833,589,837	Ordinary Shares

+ See chapter 19 for defined terms.

	Item	Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **10,159,354** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 19 March 2007

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 19 March 2007.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
60,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
17,335	Options	12 March 2008
38,750	Options	2 March 2024
285,015	Options	2 March 2008
114,694	Options	1 April 2008
2,225,806	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
104,025	Options	2 March 2010
60,000	Options	29 December 2009
86,922	Options	1 March 2010
177,042	Options	1 March 2011
2,072,958	Options	1 March 2012
94,771	Options	6 April 2012
969	Options	01 March 2012
47,314	Conditional Rights	1 April 2007
1,089,113	Conditional Rights	2 March 2008
47,013	Conditional Rights	7 April 2008
837,214	Conditional Rights	1 March 2009
36,161	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
10,159,354		

*Options issued to a third party subject to a number of performance hurdles.

QBE
Insurance Group

FILE NO.
82-35066

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9235 3166
DX 10171 Sydney Stock Exchange

16 March 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: CHANGE OF DIRECTOR'S INTEREST NOTICE

Attached for announcement to the market, please find a Change of Director's Interest Notice for Duncan Boyle. This notice relates to an on-market purchase of QBE shares on 14 March 2007.

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Duncan Boyle
Date of last notice	9 March 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	14 March 2007
No. of securities held prior to change	1,645 shares Duncan M Boyle
Class	Ordinary Shares
Number acquired	3,275 shares Duncan M Boyle
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	An average price of $30.42
No. of securities held after change	4,920 shares Duncan M Boyle

+ See chapter 19 for defined terms.

82-35066

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of QBE shares on 14 March 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

82-35066

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9235 3166
DX 10171 Sydney Stock Exchange

9 March 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: CHANGE OF DIRECTOR'S INTEREST NOTICE

Attached for announcement to the market, please find a Change of Director's Interest Notice for Duncan Boyle. This notice relates to an on-market purchase of QBE shares on 28 February 2007 by way of fee sacrifice under the QBE Non-Executive Directors' Share Plan.

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Duncan Boyle
Date of last notice	5 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 February 2007
No. of securities held prior to change	None
Class	Ordinary Shares
Number acquired	1,645 shares Duncan M Boyle
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	An average price of $32.40
No. of securities held after change	1,645 shares Duncan M Boyle

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of QBE shares on 28 February 2007 by way of fee sacrifice under the QBE Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

MEDIA RELEASE **09 March 2007**

talent2

Talent2 teams with QBE for Talent Acquisition

Talent2 has been selected to provide an onsite recruitment service for QBE. Talent2 will be responsible for recruiting all of QBE's permanent employees and contractors in Australia throughout its 3,500 employee business.

Talent2 was chosen after completing an extensive tender process and the arrangement will come into effect from April 2007.

About QBE

QBE Insurance (Australia) Limited is a member of the QBE Insurance Group (ASX: QBE). QBE Insurance Group is Australia's largest international general insurance and reinsurance group, and one of the top 25 insurers and reinsurers worldwide. The company has been operating in Australia since 1886 and provides industry-leading insurance solutions that are focused on the needs of intermediaries and their clients. The company offers specialist expertise in a wide range of general insurance areas including professional liability, property, engineering, general accident, marine, aviation, travel, motor, trade credit, surety, builders warranty and workers compensation.

About Talent2

Talent2 International Limited (is the leading HR solutions and managed services company in the Asia Pacific Region, providing HR solutions, recruitment services—both outsourced and in-sourced—and innovative and effective talent management services. The experienced **Talent2** team delivers proven results and consistent, dependable outcomes in all aspects of providing talent management to private and public sector organisations of all sizes.

HR outsourcing (or HRO) is the fastest-growing outsourcing market and Talent2 is a confirmed leader in the provision of innovative and effective HRO solutions for talent management in the Asia Pacific region.

For further information about this media release, please contact:

John Rawlinson, CEO, Talent2
Telephone: +61 3 9918 0919
Email: john.rawlinson@talent2.com

Kieran Hickey, General Manager Human Resources
QBE Insurance Australia Asia Pacific
Telephone: +61 2 9333 3125
Email: kieran.hickey@qbe.com

82-35066

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9235 3166
DX 10171 Sydney Stock Exchange

8 March 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Re: Settlement of Share Placement

QBE issued 12.5 million shares today ("Shares") in accordance with QBE's successful placement notified to you on 28 February 2007. The total number of QBE shares on issue becomes 832,809,335.

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act 2001 ("Act"). As at the date of this notice, the Company has complied with:

(i) the provisions of Chapter 2M of the Act as they apply to the Company; and

(ii) section 674 of the Act.

This notice is given under paragraph 5(e) of section 708A of the Act.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

RECEIVED

2007 ... 10 A 9:3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,103,765
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Institutional Placement Long Term Incentive (LTI) unlisted options $ 8.04 Final exercise date 12 March 2007 $11.08 Final exercise date 02 March 2008 Employee Share & Option Plan unlisted conditional rights $ 0.00 Final exercise date 02 March 2007 $ 0.00 Final exercise date 02 March 2008 $ 0.00 Final exercise date 01 March 2009 Employee Share & Option Plan unlisted options $11.08 Final exercise date 02 March 2008

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$32.50 12,500,000 A$11.08 1,300,562 A$11.08 129,749 A$ 8.04 173,454
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Institutional Placement announced to the ASX on 28 February 2007. Exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27.02.07 02.03.07 06.03.07 08.03.07

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	832,809,335	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **10,939,643** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(*now go to 43*)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 7 March 2007

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 7 March 2007.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
60,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
4,748	Options	12 March 2007
34,670	Options	12 March 2008
40,500	Options	2 March 2024
1,021,471	Options	2 March 2008
114,694	Options	1 April 2008
2,225,806	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
104,025	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
177,042	Options	1 March 2011
2,072,958	Options	1 March 2012
94,771	Options	6 April 2012
969	Options	01 March 2012
47,314	Conditional Rights	1 April 2007
1,089,113	Conditional Rights	2 March 2008
47,013	Conditional Rights	7 April 2008
837,214	Conditional Rights	1 March 2009
36,161	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
10,939,643		

*Options issued to a third party subject to a number of performance hurdles.

82-35066

QBE Insurance Group

RECEIVED

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

6 March 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: 2006 final dividend – revised reinvestment pricing

I refer to our letter of 23 February 2007.

For the market's information, we have now changed the pricing period used for calculating entitlements under our Dividend Election Plan and Dividend Reinvestment Plan to the ten trading days from 7 March to 20 March 2007 (both dates inclusive).

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

82-35066

QBE
Insurance
Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

2 March 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: **2007 Annual General Meeting**

Pursuant to ASX Listing Rule 3.17, attached for the market's information is the Notice of Meeting and Proxy Form which is being mailed to our shareholders from today.

The AGM is on 4 April 2007.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

ABN 28 008 485 014

QBE

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0309
ASX Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

You can also lodge your vote on-line at www.linkmarketservices.com.au

I/We being a member(s) of QBE Insurance Group Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 11:00am on Wednesday, 4 April 2007 and at any adjournment of that meeting.

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B ☐

IMPORTANT: FOR RESOLUTIONS 3 AND 4 BELOW

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do **not** wish to direct your proxy how to vote in respect of Resolutions 3 and 4 below, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even though he/she has an interest in the outcome of these Resolutions and that votes cast by him/her for these Resolutions, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Resolutions 3 and 4 and your votes will not be counted in calculating the required majority if a poll is called on these Resolutions.

The Chairman of the Meeting intends to vote undirected proxies in favour of Resolutions 3 and 4.

C **To direct your proxy how to vote on any resolution, please insert [X] in the appropriate box below.**

	For	Against	Abstain*
Resolution 2 Adoption of the remuneration report	☐	☐	☐
Resolution 3 Increase in maximum aggregate fees payable to non-executive directors	☐	☐	☐
Resolution 4 Approval of the grant of conditional rights and options under the Deferred Compensation Plan to the Chief Executive Officer	☐	☐	☐
Resolution 5 Re-election of Mr L F Bleasel AM as a director	☐	☐	☐
Resolution 6 Election of Mr D M Boyle as a director	☐	☐	☐

* If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution.

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

QBE PRX642

82-35066

QBE Insurance Group

Instructions for completion of proxy form

INSTRUCTIONS FOR COMPLETION OF PROXY

Your vote is important. If you do not plan to attend the Meeting, you are encouraged to appoint a person to attend and vote on your behalf as your proxy. Do this by completing and returning the proxy form. A proxy need not be a shareholder.

Corporate shareholders, please note: a person intending to vote shares held in the name of a company MUST bring an authority from the company signed by the company in favour of the person attending.

Appointment of a second proxy (optional). If you wish to appoint two proxies, an additional proxy form will be supplied by the share registry on request. If you appoint two proxies, please state the proportion of your voting rights given to the proxy appointed on this form. If no proportion is specified, each proxy will be entitled to exercise half of your voting rights. Please return both proxy forms together.

To complete the proxy form, please follow these steps:

1. **Proxy's name (print in full)**

   Print the full name of the person/body corporate you wish to appoint as your proxy in the box provided. Please do not put your own name here as shareholders cannot appoint themselves.

   If you do not complete the box, the Chairman of the Meeting will be considered to be your proxy.

   You can vote your shares by proxy even if you plan to attend the Meeting.

2. **Directions to proxy (optional)**

   You may, if you choose, direct your proxy how to vote on particular items. Do this by marking the For, Against or Abstain box.

   If a mark is placed in a box, your total shareholding will be voted in that way unless you appoint a second proxy (see above).

   A direction to abstain will be treated as a direction that your proxy not vote on a particular item and your shareholding will not be counted in determining whether the required majority is reached on a poll.

3. **Signature**

   The proxy form must be signed by the shareholder.

   - for joint shareholdings, either holder may sign.
   - if signed by an attorney, please send a certified copy of the power of attorney to the Company's share registry, Link Market Services Limited for noting, unless already noted. If signed under a power of attorney, the attorney hereby states that no notice of revocation of the power has been received.

4. **Send** the completed form (and relevant authorities) to Link Market Services Limited so that it is received no later than 11:00am Sydney time on Monday, 2 April 2007.

   To do this, you may:

   - use the enclosed reply paid envelope; or
   - fax to +61 2 9287 0309; or
   - mail to Locked Bag A14, Sydney South NSW 1235 Australia; or
   - deliver in person to Level 12, 680 George Street, Sydney Australia; or
   - lodge online at Link's website (www.linkmarketservices.com.au) in accordance with the instructions given there (you will be taken to have signed your proxy form if you lodge it in accordance with the instructions given on the website). You will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN), which can be found on the reverse of this form in the top right hand corner.

If you require further information on how to complete the proxy form, telephone Link Market Services Limited on +61 2 8280 7158.

QBE

QBE INSURANCE GROUP LIMITED

ABN 28 008 485 014

82 PITT STREET
SYDNEY NSW 2000 AUSTRALIA
PHONE +61 2 9375 4444
www.qbe.com

QBE INSURANCE GROUP
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of shareholders of QBE Insurance Group Limited (the Company) will be held on:

Wednesday, 4 April 2007 from 11.00 am Sydney time at:

The Westin Sydney
1 Martin Place
Sydney
Australia

82-35066

QBE INSURANCE GROUP

Dear Shareholder,

On behalf of the Board of Directors, I have pleasure in enclosing the Notice of Meeting for the Annual General Meeting to be held at The Westin Sydney, 1 Martin Place, Sydney on Wednesday, 4 April 2007 from 11:00 am.

If you are able to attend, would you please bring the proxy form with you as the bar coding on this form will enable shareholders to be easily registered. Registration will be available from 10:00 am.

If you are unable to attend, I encourage you to vote either by using the attached proxy form or lodging your vote online at www.linkmarketservices.com.au.

A person intending to vote on shares held in the name of the company must bring an authority from the company, signed by the company in favour of the person attending.

I look forward to seeing you at the meeting.

Yours sincerely

John Cloney
Chairman

AGENDA

1. **To receive and consider** the financial reports and the reports of the directors and of the auditors of the Company for the year ended 31 December 2006.

2. **To adopt the remuneration report**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That the remuneration report of the Company for the financial year ended 31 December 2006 be adopted.

   Note: In accordance with section 250R of the *Corporations Act*, the vote on this resolution 2 will be advisory only and will not bind the directors or the Company.

3. **To increase the maximum aggregate fees payable to non-executive directors**

   To consider, and if thought fit, pass the following resolution as an ordinary resolution:

   That approval be given for the purpose of ASX Listing Rule 10.17 and for all other purposes to increase the maximum aggregate fees payable to all non-executive directors by $500,000 from $2.2 million to $2.7 million per financial year with effect from 1 January 2007.

4. **To approve the grant of conditional rights and options over the Company's ordinary shares under the 2006 Deferred Compensation Plan to the Chief Executive Officer**

   To consider, and if thought fit, pass the following resolution as an ordinary resolution:

   That approval be given for the purposes of ASX Listing Rule 10.14 and for all other purposes to the grant to the Chief Executive Officer, Mr FM O'Halloran of conditional rights over a maximum of 30,000 ordinary shares in the Company and options to subscribe for a maximum of 60,000 unissued ordinary shares of the Company and either the allotment or transfer of ordinary shares in the Company on satisfaction of and subject to the conditions attached to the conditional rights and on valid exercise of the options under the Company's 2006 Deferred Compensation Plan.

5. **To re-elect a director**

   To consider, and if thought fit, pass the following resolution as an ordinary resolution:

   That Mr LF Bleasel AM, who retires by rotation in accordance with clause 76 of the Company's constitution, be re-elected as a director of the Company.

6. **To elect a director**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That Mr DM Boyle, who was appointed in accordance with clause 74(b) of the Company's constitution, be elected as a director of the Company.

By order of the Board

D Ramsay

Duncan Ramsay
Company Secretary
Sydney, 23 February 2007

DETERMINATION OF ENTITLEMENT TO ATTEND AND VOTE

For the purposes of the meeting, shares will be taken to be held by the persons who are registered as members as at 7.00pm Sydney time on Monday 2 April 2007. This means that if you are not the registered member at that time, you will not be entitled to vote in respect of that share.

If you wish to appoint a proxy, the Company requests that shareholders send the completed proxy form (and any proxy appointment authority) to its share registry, Link Market Services Limited, so that it is received no later than 11.00am Sydney time on Monday 2 April 2007.

To do this, you may:

1. use the enclosed reply paid envelope;
2. fax to (61 2) 9287 0309;
3. mail to Locked Bag A14, Sydney South NSW 1235 Australia;
4. deliver in person to Level 12, 680 George Street, Sydney; or
5. lodge online at Link Market Services' website, www.linkmarketservices.com.au. To use this facility, you will need your holder identification number (**HIN**) or security holder reference number (**SRN**).

NOTES ON APPOINTMENT OF PROXY

In accordance with Sections 249L and 249X of the *Corporations Act*, shareholders are notified that:

(i) a member who is entitled to attend and cast a vote at the meeting may appoint a proxy to attend and vote for the member;

(ii) the appointment may specify the proportion or number of votes that the proxy may exercise;

(iii) a member who is entitled to cast two or more votes at the meeting, may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. If you appoint two proxies and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes; and

(iv) a proxy may be an individual or a body corporate and need not be a member.

A proxy is not revoked by the member attending and taking part in the meeting unless the member actually votes at the meeting on the resolution for which the proxy is proposed to be used. Subject to the foregoing sentence, a proxy may vote as the proxy thinks fit on any motion or resolution in respect of which no manner of voting is indicated in the instrument of appointment. The Chairman intends to vote all valid undirected proxies which he receives in favour of each resolution.

Shareholders who appoint a proxy should consider how they wish to direct the proxy to vote, that is, whether the shareholder wishes the proxy to vote "for" or "against", or abstain from voting, on each resolution, or whether to leave the decision to the appointed proxy after discussion at the meeting.

If you do not send your proxy form to Link Market Services Limited, please bring it with you if you attend the Annual General Meeting as it will assist in identifying you on entry or in voting.

VOTING

Every resolution arising at the Annual General Meeting will be decided in the first instance by a show of hands. A poll may be demanded in accordance with the Company's constitution.

On a show of hands, every shareholder who is present in person or by proxy, or by representative or by attorney, will have one vote. Upon a poll, every shareholder who is present in person or by proxy, or by representative or by attorney, will have one vote for each share held by that person. The proxy has the same rights as the member to speak at the meeting, to vote (but only to the extent allowed by the appointment) and join in a demand for a poll. Where a member appoints two proxies, then neither proxy shall have the right to vote on a show of hands.

Where more than one joint holder votes, the vote of the holder whose name appears first in the register of members shall be accepted to the exclusion of the others whether the vote is given in person or by proxy, or by representative or by attorney.

EXPLANATORY NOTES

RESOLUTION 2 – Adoption of the remuneration report

The Company's remuneration report for the financial year ended 31 December 2006 is set out on pages 57 to 67 of the Company's 2006 Annual Report (Remuneration Report).

Section 250R of the *Corporations Act* requires the Company to put a resolution to the Annual General Meeting for adoption of the remuneration report. In accordance with that section, the vote on the resolution will be advisory only and will not bind the directors or the Company.

During this item of business, members will be given a reasonable opportunity to ask questions, and make comments, about the Remuneration Report.

The Board recommends that shareholders vote in favour of this resolution.

RESOLUTION 3 - Increase in maximum aggregate fees payable to non-executive directors

The proposed increase in the maximum annual aggregate fees payable to all non-executive directors (Maximum Fees) is to provide a margin for the future, allow for the increasing demands on non-executive directors and recognise the growth of the QBE Group (especially outside Australia).

In line with increasing demands under the law, by regulators and through community expectations, the responsibilities and time commitment of non-executive directors have grown considerably in recent years and are expected to continue to grow.

As at 31 December 2006, the Group's operations in 43 countries outside Australia represented 76% of the Group's gross written premium. Subject to regulatory approvals, the recent acquisitions in the US are expected to increase annualised Group premium income by over 30% to close to $15 billion, with Australia being reduced to less than 20% of Group premium income.

In accordance with the Company's constitution, the allocation of fees to non-executive directors within the total pool is a matter for the Board.

Non-executive director remuneration reflects the Company's desire to attract, motivate and retain high quality directors and to ensure their active participation in the Company's affairs for the purposes of corporate governance, regulatory compliance and other matters. The Board aims to provide a level of remuneration for non-executive directors comparable with its peers, which include multi-national financial institutions. The Board considers surveys published by independent remuneration consultants and other public information so that remuneration levels are appropriate.

The current Maximum Fees of $2.2 million was approved at the 2004 AGM. It is proposed that the Maximum Fees be increased to $2.7 million.

The current Maximum Fees do not allow the Board the flexibility to approve reasonable fee increases after considering market data over the foreseeable future. This is because at their current level, the aggregate non-executive director fees are close to the current Maximum Fees.

The proposed increase will provide the Company with the flexibility to ensure that an experienced board of appropriate size continues to supervise the Company effectively.

In 2006, non-executive directors received fees and superannuation of $2,019,243.

The Company's constitution permits payment of retirement allowances to directors who were non-executive directors at 31 December 2003 and provides such allowances do not count towards the Maximum Fees. Retirement allowances payable to those directors are limited to the amount payable on 31 December 2003 increased annually at the average five year Australian government bond rate. As at 31 December 2006, the total accrual for retirement allowances was $1,415,696.

Shareholders should note that if the proposed Maximum Fees are approved, they are not the full sum paid to non-executive directors each financial year.

More details on non-executive director remuneration are set out in the Remuneration Report.

The Company will disregard any votes cast on resolution 3 by directors and their associates.

The directors and their associates do not intend to vote on this resolution.

However, the Company need not disregard a vote if:

1. it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
2. it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The directors do not make a recommendation on this resolution as it affects the interests of the directors.

RESOLUTION 4 – Approval of the grant of conditional rights and options over the Company's ordinary shares under the Deferred Compensation Plan to the Chief Executive Officer

The Board (with Mr FM O'Halloran not present) reviews Mr O'Halloran's remuneration package annually.

The Board has determined (with Mr O'Halloran not present) that Mr O'Halloran be granted a short-term profit share incentive in cash for 2006 and, subject to shareholder approval, deferred compensation in equity in the form of conditional rights and options under the Company's 2006 Deferred Compensation Plan (DCP), formerly known as the Long Term Incentive Scheme. Mr O'Halloran's short-term incentive and proposed deferred compensation follow the achievement of the performance hurdle in the table below. The hurdle was a range of return on equity (**ROE**) targets for the 2006 financial year on the Company's management basis of accounting (which spreads the realised and unrealised gains on equities and investment properties evenly over seven years):

	TARGET ROE	SHORT-TERM INCENTIVE AS % OF TOTAL REMUNERATION COST (TRC)	PROPOSED DEFERRED COMPENSATION AS % OF TRC
Minimum	14	15	10
Maximum	21	134	89
Achieved	**29**	**134**	**89**

Over the period from 2002 to 2006:

- the Company's net profit after income tax has increased by an average of 52% per annum;
- dividends per share have increased by an average 28% per annum; and
- the share price has increased from $8.15 to $28.85, an average of 37% per annum.

Having exceeded the maximum performance hurdle, the Board has determined that Mr O'Halloran should, subject to shareholder approval, be granted deferred compensation through the granting on 4 April 2007 (**the Grant Date**) of conditional rights over a maximum of 30,000 ordinary shares in the Company and options to subscribe for a maximum of 60,000 unissued shares in the Company under the DCP.

Like other participants, the share price at which the number of ordinary shares over which the conditional rights are proposed to be granted and the price payable on exercise of the options will be the greater of:

(a) the weighted average price of the Company's ordinary shares traded on the Australian Securities Exchange (ASX) during the five trading days from 23 February 2007 (being the announcement date of the Company's 2006 results to the ASX); and

(b) $28.00 (the Grant Price). On 22 February 2007, the closing share price was $32.03.

Accordingly, it is proposed, subject to shareholder approval, that Mr O'Halloran be granted under the DCP:

(a) conditional rights to that number of ordinary shares at no cost equal to 60% of two thirds of his short-term incentive of $2,088,363 divided by the Grant Price; and

(b) options to subscribe for that number of ordinary shares at market value equal to 40% of two thirds of his short-term incentive divided by the Grant Price multiplied by 3.

Applying an indicative share price of $32.03, the initial value of the maximum number of conditional rights of 26,081 under this formula is $835,387.

The conditional rights and options over the Company's ordinary shares will be granted shortly after shareholder approval.

On satisfaction of and subject to the conditions attached to the conditional rights, the Company will issue or transfer the relevant number of ordinary shares to Mr O'Halloran at no cost on the third anniversary of the Grant Date. On satisfaction of the conditions attached to the options, the options are exercisable at the Grant Price on the fifth anniversary of the Grant Date or within 12 months of that anniversary.

Consistent with the DCP terms for other participants:

(a) at the time of issue or transfer of the shares under the conditional rights, further shares will be issued or transferred to Mr O'Halloran to reflect any dividends paid on the Company's ordinary shares since the date of grant of the conditional rights as if those shares and any dividends had been subject to the Company's dividend election plan. No moneys are payable by Mr O'Halloran on the issue or transfer of shares under the conditional rights; and

(b) the shares under the conditional rights will be issued or transferred and the options will be exercisable if Mr O'Halloran remains in the Company's service throughout the period of three years (in the case of the conditional rights) and five years (in the case of the options) from the Grant Date and is not under notice or subject to disciplinary proceedings on the date of issue, transfer or exercise. The DCP terms provide an exception to this continuous service condition for leaving service due to redundancy, retirement through ill health or age (after 55 years with a minimum of 10 years' service) or death while not under notice or disciplinary proceedings. If such exception applies, the shares will be issued or transferred on leaving service and the options will be exercisable within 12 months of leaving service. Accordingly, the conditional rights or options will be available in three and five years respectively or on Mr O'Halloran's retirement, whichever is earlier.

There are no other directors and no other associates of directors who are presently entitled to participate in the DCP. No other directors or other associates of directors have received either shares or options or conditional rights under the DCP. Details of any securities issued under the DCP will be published in each annual report of the Company relating to a period in which the securities have been issued and that approval for the issue of securities was obtained under ASX Listing Rule 10.14. Any additional persons who fall within ASX Listing Rule 10.14 who become entitled to participate in the DCP after this resolution is approved and who are not named in this notice of meeting will not participate until approval is obtained under ASX Listing Rule 10.14.

Like other DCP participants, Mr O'Halloran will be able to use a personal recourse loan under the Company's Employee Share and Option Plan (**ESOP**) to fund the payment of the Grant Price of the options granted under the DCP. ESOP loans are interest free and secured by mortgage over the shares. They are usually repayable on termination of employment or breach of loan conditions.

Mr O'Halloran's current ESOP loan balance is approximately 16% of the present market value of all his QBE shares held as security.

As the shares issued or transferred pursuant to the conditional rights granted under the DCP will be issued or transferred without payment being made by Mr O'Halloran, no loan is necessary for these shares.

The full terms and conditions of the DCP for Mr O'Halloran and the terms and conditions of ESOP loans made to employees (including Mr O'Halloran) are contained in a DCP guide and ESOP explanatory handbook which are available for inspection by shareholders at the Company's shareholder services department in Sydney. A copy of the DCP guide and ESOP handbook will be sent to any shareholder free of charge upon request.

VOTING

The Company will disregard any votes cast on Resolution 4 by directors and their associates except those who are ineligible to participate in any employee incentive scheme of the Company, including the DCP. Mr O'Halloran and his associates do not intend to vote on this resolution.

However, the Company need not disregard a vote if:

1. it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
2. it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The Board (excluding Mr O'Halloran who has a personal interest) recommends that shareholders vote in favour of this resolution. None of the directors (excluding Mr O'Halloran who has a personal interest) have any interest in the outcome of the proposed resolution except to secure the services of Mr O'Halloran on a continuing basis.

RESOLUTION 5 – Re-election of Mr LF Bleasel AM

Mr Bleasel is based in Sydney and was appointed an independent non-executive director of the Company in January 2001. He is chairman of the remuneration committee and a member of the audit committee. Mr Bleasel joined the Australian Gas Light Company in 1958 and was managing director and chief executive officer from May 1990 until March 2001. He is a former chairman of Foodland Associated Limited and a former director of St George Bank Limited. Mr Bleasel is currently chairman of ABN AMRO Australia Holdings Pty Limited and of the Zoological Parks Board of NSW. In addition, he is a member of the advisory boards for several charities.

He is 64 years of age.

Mr Bleasel is a Fellow of the Australian Institute of Company Directors and a Fellow of the Australian Institute of Management. He became a member of the Order of Australia in 1998 for service to the Australian gas and energy industries and to the community.

The Board (with Mr Bleasel not voting) recommends that shareholders vote in favour of this resolution.

RESOLUTION 6 – Election of Mr DM Boyle

Mr Duncan Boyle is based in Sydney and was appointed an independent non-executive director of the Company in September 2006. Under the Company's constitution, he holds office only until the next annual general meeting, at which he is eligible for election.

He is a member of the audit and remuneration committees.

Mr Boyle has 34 years of work experience in insurance, predominantly with Royal Sun Alliance in Australia, New Zealand and the UK, in roles such as chief executive and operations director as well as in human resources, sales and underwriting.

He is a past director of the Association of British Insurers and Insurance Council of Australia and has been active on industry issues in Australia and the UK, including chairing the non-subscription market steering committee on contract certainty in the UK.

Mr Boyle has a Bachelor of Arts degree with Honours in Business Studies and is a Fellow of the Chartered Insurance Institute in the UK.

He is 55 years of age.

If Mr Boyle is elected, the number of non-executive directors from conclusion of the meeting will be seven, with one executive director, being the Chief Executive Officer.

The Board (with Mr Boyle not voting) recommends that shareholders vote in favour of this resolution.

FILE NO.
82-35066

QBE Insurance Group Limited
ABN 28 008 485 014
82 Pitt Street Sydney 2000 Australia
Phone +61 2 9375 4444

www.qbe.com

FILE NO.
82-35066

QBE
Insurance
Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

2 March 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Deferred Compensation Plan – option exercise

Following the exercise of 2003 option entitlements under the Deferred Compensation Plan, 1,465,009 QBE shares were issued today ("Shares"). The total number of QBE shares on issue becomes 820,179,586.

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act 2001 ("Act"). As at the date of this notice, the Company has complied with:

(i) the provisions of Chapter 2M of the Act as they apply to the Company; and

(ii) section 674 of the Act.

This notice is given under paragraph 5(e) of section 708A of the Act.

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

28 February 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Re: QBE SHARE PLACEMENT

Please find attached an announcement for release to the market.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE INSURANCE GROUP LIMITED

MARKET ANNOUNCEMENT

QBE SHARE PLACEMENT

QBE Insurance Group today announced the successful placement of 12.5 million shares to institutional shareholders overnight raising $406 million. The shares do not qualify for the forthcoming 55 cents per share final 2006 dividend.

QBE's Group Chief Executive Officer, Frank O'Halloran said: "The funds raised from this issue, together with the dividend underwriting arrangements previously announced, will meet our target equity requirements over the next 12 months as part of our financing the recently announced US acquisitions." He added: "This issue has completed the placement component of our fundraising".

Settlement is due 7 March 2007 and shares are intended to be issued and listed for trading on 8 March 2007.

For further information, please call + 61 2 9375 4226 or email investor.relations@qbe.com

28 February 2007

FILE NO.
82-35066

QBE
Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

23 February 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: 2006 final dividend – reinvestment pricing

I refer to our letter of 23 February 2007.

For the market's information, the pricing period used for calculating entitlements under our Dividend Election Plan and Dividend Reinvestment Plan will be over the six trading days from 7 March to 14 March 2007 (both dates inclusive).

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

82-35066

QBE
Insurance
Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

23 February 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: QBE Presentation on the 2006 Results

Further to the Company's release to the market today on its results for the year ended 31 December 2006, please find attached a copy of the slide presentation to be delivered to analysts, brokers, institutional investors and the media.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE INSURANCE GROUP

2006 results announcement

Presented by Frank O'Halloran
CEO QBE Group
23 February 2007

All amounts in Australian dollars unless otherwise stated.

Highlights
year ended 31 December 2006

- Record net profit after tax up 36% to $1,483 million (2005: $1,091 million)
- Insurance profit up 39% to $1,788 million (2005: $1,288 million) or 21.9% of net earned premium (2005: 17.4%)
- Return on equity at 26.1% of average shareholders' funds (2005: 23.9%)
- Earnings per share:

Earnings per share:	2006	2005
- basic* up 30%	184.8¢	142.5¢
- diluted** up 32%	173.5¢	131.5¢

- Cash flow from operations increased to $2,039 million – after settlement of 2005 catastrophe claims, higher tax payments and funding of pension deficits (2005: $1,987 million)

* *based on shares notified to the Australian Securities Exchange*

** *assumes all hybrid securities are dilutive*

Highlights
year ended 31 December 2006

- Gross written and gross earned premium up 10% to $10,372 million and $10,069 million respectively due mainly to 2005 acquisitions, continued high retention of business and overall average premium rate increase of 6%
- Net written premium up 12% to $8,530 million and net earned premium up 10% to $8,158 million
- Reinsurance costs decreased from 19.0% to 17.8% of gross written premium despite significant rate increases on reinsurance protections. Earned reinsurance expense reduced by only 0.5% to 19.0% due to timing differences (2005: 19.5%)
- Combined operating ratio (COR) improved from 89.1% to an historical low of 85.3%
- All major insurance divisions achieved improved underwriting profits with CORs ranging from 83.2% to 89.7%
- Substantial majority of products and businesses in 44 countries achieved underwriting profits

Highlights
year ended 31 December 2006

- Gross claims ratio reduced from 73.5% to 54.9% reflecting lower catastrophe claims and continued low claims frequency on most portfolios
- Net claims ratio reduced from 59.9% to 55.8%
- Net claims are after increasing risk margins in outstanding claims by 12% to $1,389 million
- Net claims above $2.5 million from large individual risk losses and catastrophes were 10.0% of net earned premium (2005: 11.7%) – well within the allowances in our business plans
- Probability of adequacy of outstanding claims of 94.6% (2005: 94.1%)

Highlights
year ended 31 December 2006

- Risk profile further reduced with the maximum event retention from our largest realistic scenario at 4.0% of net earned premium at year end (2005: 4.3%)
- Commission ratio increased from 16.9% to 17.0% reflecting growth in the Americas and Lloyd's businesses, partly offset by the benefits of acquisition of distribution channels
- Expense ratio increased from 12.3% to 12.5% as a result of distribution channels acquired, lower profit commission from external names on syndicate 386 and higher IT costs
- Income tax expense reduced from 28% of profit before tax to 26% due to higher profits earned in countries with lower tax rates, including Bermuda, the base for our captive reinsurer, Equator Re

Highlights
year ended 31 December 2006

- Gross investment income up 17% to $985 million (2005: $843 million)
- Gross investment yield before borrowing costs and expenses unchanged from last year at 5.2%
- Fixed interest and cash gross yields outperformed external benchmarks and were 4.7%, up from 4.3% last year
- Equity yields were 12.5%, down from 16.6% last year due to derivatives taken out in October 2006 to protect gains
- Investment income includes realised and unrealised gains on equities of $104 million (2005: gains of $130 million)
- Net investment income (after borrowing costs and investment expenses) increased 14% to $822 million (2005: $718 million) with the net yield unchanged at 5.0%

Shareholders returns
year ended 31 December 2006

- Final dividend of 55¢ per share, 60% franked (2005: 38¢, 50% franked)
  - Ex dividend date — 7 March 2007
  - Record date — 14 March 2007
  - Payment date — 2 April 2007
- The unfranked portion of dividends payable to non resident shareholders will now receive a Conduit Foreign Income credit and will not be subject to Australian withholding tax
- Dividend reinvestment and dividend election plans which were suspended in August 2006 have been reinstated
- Full year dividend payout $774 million, up 39% from 2005
- Shares on issue* increased to 819 million (2005: 794 million) due to conversion of hybrid securities, dividend reinvestment and issue of employee shares
- An investment in QBE has outperformed the Australian All Ordinaries Accumulation Index and inflation with a growth rate of 52% in 2006

* *as notified to Australian Securities Exchange*

Dividend performance
year ended 31 December 2006



Payout $M
800
700
600
500
400
300
200
100
0
Dividend – cents per share
Final 55
Interim 40
24.0
26.5
32.5
31.0
30.0
35.0
42.0
54.0
71.0
95.0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Compound annual average growth in dividend payout over 10 years was 26.5%

Worldwide operations

		HALF YEAR		FULL YEAR	
		Jun 2006	Dec 2006	Dec 2006	Dec 2005
Gross written premium	**$M**	**5,656**	**4,716**	**10,372**	**9,408**
Gross earned premium	$M	4,932	5,137	10,069	9,171
Net earned premium	$M	3,998	4,160	8,158	7,386
Claims ratio	%	58.3	53.3	55.8	59.9
Commission ratio	%	17.6	16.4	17.0	16.9
Expense ratio	%	12.0	13.0	12.5	12.3
Combined operating ratio	**%**	**87.9**	**82.7**	**85.3**	**89.1**
Underwriting profit	$M	482	718	1,200	808
Investment income - policyholders' funds	$M	266	322	588	480
Insurance profit	$M	748	1,040	1,788	1,288
Insurance profit	**% to NEP**	**18.7**	**25.0**	**21.9**	**17.4**
Investment income - shareholders' funds	$M	65	169	234	238
Amortisation of intangibles/impairment of goodwill and intangibles	$M	(4)	(6)	(10)	(3)
Net profit before tax	**$M**	**809**	**1,203**	**2,012**	**1,523**

Worldwide operations
year ended 31 December 2006

	GWP	Growth	COR		Net profit after tax	
	2006	2006	2006	2005	2006	2005
	$M	%	%	%	%	%
Australia	2,491	2	82.9	83.6	387	360
Pacific Asia Central Europe	727	5	84.4	82.3	87	103
QBE Insurance (Europe)	2,502	(2)	88.8	90.0	385	314
Lloyd's division	2,711	21	82.1	94.5	374	213
the Americas	1,941	30	89.7	92.9	109	62
Equator Re	901	155	81.4	89.8	141	39
Elimination – internal reinsurance	(901)	-	-	-	-	-
Group	10,372	10	85.3	89.1	1,483	1,091
Direct and facultative	8,902	13	84.9	86.4	1,382	1,116
Inward reinsurance	1,470	(3)	87.9	102.2	101	(25)
Group	10,372	10	85.3	89.1	1,483	1,091

Geographical diversification
gross earned premium - year ended 31 December 2006



QBE Insurance (Europe) 26% (26%)
Lloyd's division 24% (25%)
Australia 24% (26%)
Pacific Asia Central Europe 7% (7%)
the Americas 19% (16%)

Note: 2005 comparatives in parentheses

82-35066

Worldwide portfolio mix

gross earned premium - year ended 31 December 2006


Professional indemnity 9.0% (9.1%)
Marine, energy and aviation 11.7% (8.3%)
Workers' compensation 8.1% (8.9%)
Financial and credit 2.6% (2.5%)
Property 25.6% (26.9%)
Liability 19.9% (21.8%)
Accident and health 6.1% (6.2%)
Other 2.0% (2.6%)
Motor and motor casualty 15.0% (13.7%)

Short tail 57% (55%)
Long tail 43% (45%)

Note: 2005 comparatives in parentheses

Balance sheet

	31 Dec 2006 $M	31 Dec 2005 $M
ASSETS		
Investments and cash	19,972	17,597
Receivables	3,939	3,689
Recoveries on outstanding claims	3,624	4,213
Deferred insurance costs	1,409	1,446
Intangibles	1,475	1,382
ABC financial assets pledged for funds at Lloyd's	995	1,032
Fixed and other assets	343	306
TOTAL ASSETS	**31,757**	**29,665**
LIABILITIES		
Outstanding claims	15,269	15,083
Unearned premium	4,642	4,287
Interest bearing liabilities	2,364	2,130
ABC securities for funds at Lloyd's	946	1,015
Other creditors and provisions	2,187	1,991
TOTAL LIABILITIES	**25,408**	**24,506**
NET ASSETS	**6,349**	**5,159**
EQUITY		
Equity attributable to shareholders	6,283	5,093
Minority interest	66	66
TOTAL EQUITY	**6,349**	**5,159**

Net invested funds

	31 Dec 2006		31 Dec 2005	
	$M	%	$M	%
Cash	1,019	5.1	1,061	6.0
Short term money	10,040	50.3	8,292	47.1
Fixed interest securities and other	7,134	35.7	7,537	42.9
Equities	1,741	8.7	674	3.8
Investment properties	38	0.2	33	0.2
Total investments and cash	**19,972**	**100.0**	**17,597**	**100.0**
Borrowings	(2,364)		(2,130)	
Net invested funds	**17,608**		**15,467**	

Balance sheet

- Investments and cash increased by 14% to $20.0 billion due to strong operational cash flow and acquisitions
- 92% of our fixed interest and cash is rated Moody's Aa3 or better
- Approximately 99% of investments are highly liquid
- We continue to adopt a conservative approach to our fixed interest portfolios. Fixed interest duration was an average of 0.4 years during 2006 and increased to 0.8 years since year end (December 2005: 0.6 years)

Currency mix
at 31 December 2006

Market value of total investments and cash
2006 $19,972 million (2005: $17,597 million)


Sterling
35% (34%)
Australian dollar
28% (30%)
Other
13% (13%)
US dollar
24% (23%)

Market value of equities
2006 $1,741 million (2005: $674 million)


Sterling
27% (37%)
Australian dollar
46% (54%)
Other
12% (7%)
US dollar
15% (2%)

Note: 2005 comparatives in parentheses

Balance sheet

- Receivables over 90 days have decreased with conservative provisions held for doubtful premium debtors. Continued low bad debt experience
- Reinsurance recoveries on outstanding claims reduced to $3.6 billion from $4.2 billion – includes claims incurred but not reported of $1.6 billion (2005: $1.6 billion)
- Receivables and reinsurance recoveries are after provisions for doubtful debts of $296 million (2005: $291 million)
- Intangibles increased $93 million to $1,475 million due mainly to acquisitions

Balance sheet

- Borrowings* to shareholders' funds 37.6% (2005: 41.8%)
- Borrowings* increased by $234 million to $2,364 million principally from the issue of £300 million perpetual preferred securities, partly offset by the repayment of $400 million short term bank facility
- Weighted average cost of borrowings at 31 December was 5.8% (2005: 5.2%)
- Debt is 18% short term, 60% long term subordinated debt and 22% hybrid securities

* *excludes ABC securities for funds at Lloyd's*

Analysis of claims incurred

	2007 (3) (target) %	2007 (4) (target) %	2006 %	2005 %	2004 %
Net claims ratio (1)	**59.0**	**59.7**	**55.8**	**59.9**	**61.3**
Analysis of claims ratio:					
- attritional	45.0	-	44.1	45.7	46.4
- large and catastrophe (2)	13.0	-	10.0	11.7	10.4
- risk margin upgrade	1.0	-	1.7	2.5	4.5
	59.0	**59.7**	**55.8**	**59.9**	**61.3**

(1) Represents net claims incurred as a % of net earned premium

(2) Large risk and catastrophe claims defined as claims with a net cost to QBE in excess of A$2.5 million – in 2006 increased incidence of large individual risk claims

(3) Target excluding 2007 US acquisitions

(4) Includes the estimated impact of US acquisitions. However at this stage, we do not have an analysis of attritional and large claims for the acquisitions

Outstanding claims provision

QBE's record of claims development demonstrates our prudent management of claims

		2006	2005	2004	2003	2002
Prior year release – net undiscounted	$M	528	618	140	44	12
Total net outstanding claims (discounted)	$M	11,645	10,870	9,462	7,595	7,994
Risk margin over central estimate	$M	1,389	1,243	1,058	750	656
Risk margin as percentage of central estimate	%	13.5	12.9	12.6	11.0	8.9
Probability of adequacy of net outstanding claims	%	94.6	94.1	94.0	91.0	86.0

Claims development
utilisation of prior year release

	$M
Prior year release – net undiscounted (1)	528
2006 accident year	
Undiscounted risk margin increase (2)	610

(1) Includes around $110 million to strengthen old latency and run off claims for 2000 and prior years and $43 million additional provision for claims settlement costs. Overall experience on 2000 and prior years was generally in line with expectations

(2) 2005 and prior year release invested in the establishment of 2006 risk margins

Total insurance liabilities

	2006 $M	2005 $M	2004 $M
Outstanding claims	11,645	10,870	9,462
Unearned premium net of deferred insurance costs	3,233	2,841	2,590
	14,878	**13,711**	**12,052**
Central estimate	12,656	11,695	10,373
Risk margin* - outstanding claims	1,389	1,243	1,058
- unearned premium	833	773	621
	14,878	**13,711**	**12,052**
* Risk margin in excess of 75% probability of adequacy using APRA's risk weighted capital adequacy model for Australian licensed insurers	1,486	1,411	1,020

Capital adequacy

	31 Dec 2006 $M	31 Dec 2005 $M
Tier 1		
Share capital (as notified to ASX)	3,514	3,263
Reserves and retained earnings	2,780	1,856
Perpetual securities (net of borrowing costs)	736	-
Excess risk margin	1,486	1,411
Tax on excess risk margin	(446)	(423)
Proposed dividend	-	(196)
Deductions - intangibles	(1,475)	(1,382)
	6,595	**4,529**
Tier 2		
Subordinated debt	644	668
Hybrid securities	77	222
	721	890
Capital base	**7,316**	**5,419**
Group MCR	**3,013**	**2,846**
Capital adequacy multiple*	**2.4**	**1.9**

* *using APRA's risk weighted capital adequacy model for Australian licensed insurers. The capital requirements for non-operating holding companies have not yet been defined*

Australia Pacific Asia Central Europe (APACE)
year ended 31 December 2006

		Australia		PACE		Total APACE	
		2006	2005	2006	2005	2006	2005
Gross written premium	$M	2,491	2,431	727	691	3,218	3,122
Gross earned premium	$M	2,428	2,405	704	688	3,132	3,093
Net earned premium	$M	2,051	2,015	563	536	2,614	2,551
Claims ratio	%	55.9	56.1	42.0	40.8	52.8	52.9
Commission ratio	%	11.8	12.7	20.4	18.7	13.7	14.0
Expense ratio	%	15.2	14.8	22.0	22.8	16.7	16.4
Combined operating ratio	**%**	**82.9**	**83.6**	**84.4**	**82.3**	**83.2**	**83.3**
Insurance margin	**%**	**24.7**	**24.2**	**20.8**	**22.2**	**23.8**	**23.8**

APACE
year ended 31 December 2006

Australia

- Gross written premium up 2% to $2,491 million despite overall average premium rate reductions of around 3% offset by strong customer retention and new business
- Continued excellent underwriting results with a COR of 82.9% (2005: 83.6%) and an outstanding insurance profit margin of 24.7% (2005: 24.2%)
- COR achieved despite the cost of Cyclone Larry, higher number of large individual risk claims and increase in dollar value of risk margins in outstanding claims
- Net claims ratio reduced from 56.1% to 55.9% due to lower frequency of claims and continued favourable development of prior year claims – majority of prior year development reinvested in 2006 risk margins
- Substantial majority of portfolios produced results ahead of plan and improvements were seen in workers' compensation, liability and trade credit portfolios
- Commission ratio down from 12.7% to 11.8% reflecting the benefit of acquiring distribution channels in 2005
- Expense ratio up from 14.8% to 15.2% mainly due to distribution channels acquired and higher IT costs

APACE
year ended 31 December 2006

Pacific Asia Central Europe

- Gross written premium up 5% to $727 million despite overall average premium rate reductions of around 6%
- Premium growth affected by a slight reduction in overall premium rates and increased competition
- Solid underwriting result with COR of 84.4% (2005: 82.3%)
- Strong underwriting profits in Hong Kong, Hungary, Macau, New Zealand, the Pacific Islands, Singapore, Slovakia and Ukraine
- Insurance profit margin 20.8% (2005: 22.2%)
- Slight reduction in underwriting profit. Claims ratio was 42.0% compared to 40.8% last year due to premium rate reductions and an increase in large property claims
- Central European businesses transferred to European operations division with effect from 1 January 2007 to align with European expansion and to leverage London specialist product expertise
- Continue to investigate acquisitions at prices which meet our criteria

European operations
year ended 31 December 2006

		QBE Insurance (Europe)		Limit		Total European operations	
		2006	2005	2006	2005	2006	2005
Gross written premium	$M	2,502	2,558	2,711	2,236	5,213	4,794
Gross earned premium	$M	2,586	2,370	2,475	2,273	5,061	4,643
Net earned premium	$M	2,209	1,954	1,644	1,743	3,853	3,697
Claims ratio	%	62.2	62.3	49.4	63.6	56.6	62.9
Commission ratio	%	14.5	15.3	20.7	20.3	17.2	17.7
Expense ratio	%	12.1	12.4	12.0	10.6	12.1	11.5
Combined operating ratio	**%**	**88.8**	**90.0**	**82.1**	**94.5**	**85.9**	**92.1**
Insurance margin	**%**	**19.8**	**16.8**	**26.3**	**12.4**	**22.6**	**14.7**

European operations
year ended 31 December 2006

- Gross written premium up 9% to $5,213 million due to 2005 acquisitions and overall average premium rate increases
- Organic growth lower than anticipated due to increased competition particularly motor, employers' liability, professional and general liability
- Premium growth also affected by our decision to reduce exposure to US and Gulf of Mexico hurricanes and appreciation of sterling against the US dollar for our substantial US dollar denominated business
- Not tempted by relatively low 2006 catastrophes to write more premium volume and increase exposure to windstorms and other catastrophes
- All major portfolios produced excellent results. Total acquisition costs virtually unchanged at 29.3% - changes in commission and expense ratios reflect the impact of external reinsurance with our captive Equator Re
- QBE Insurance Europe's COR was 88.8% compared with 90% last year reflecting a continued low frequency of claims for most portfolios
- Limit's COR was an impressive 82.1% compared with 94.5% last year reflecting a lower level of large catastrophes and higher premium rates on US catastrophe exposed property and marine business

European operations
year ended 31 December 2006

- Limit is the largest manager of capacity at Lloyd's
- Overall 2007 exposure to catastrophes largely unchanged from 2006
- 1 January 2007 renewals – slight decrease in overall average premium rates of 3%, although marked variation by class of business - resulting from continued low frequency of claims and increased competition
- Note that Central European businesses, previously part of APACE operations, transferred to European operations effective 1 January 2007
- New general aviation team (syndicate 5555) and Denmark acquisition targeted to add around $200 million gross written premium income in 2007
- QBE holds a lead position in the London market – looking to leverage off our specialist product expertise to develop opportunities in regional UK and mainland Europe

the Americas
year ended 31 December 2006

		2006	2005
Gross written premium	$M	1,941	1,492
Gross earned premium	$M	1,876	1,435
Net earned premium	$M	1,153	843
Claims ratio	%	55.9	60.0
Commission ratio	%	25.6	25.5
Expense ratio	%	8.2	7.4
Combined operating ratio	**%**	**89.7**	**92.9**
Insurance margin	**%**	**13.9**	**10.3**

the Americas
year ended 31 December 2006

- Gross written premium up 30% to $1,941 million due to acquisitions in 2005 and 2006 and overall higher average premium rates
- General insurance now represents 77% of total GWP compared with 72% last year, reflecting our strategy of focusing on general insurance business and acquisitions
- Record underwriting profit with COR of 89.7% (2005: 92.9%) due to higher overall average premium rates, slightly lower level and frequency of catastrophes and continued very low exposure to long tail casualty business
- Premium rates at 1January renewal are largely unchanged
- 69% of total reinsurance cost of $723 million is proportional reinsurance on specialty programme business
- Continued focus on selected regional and specialist portfolios in US has minimised our exposure to major catastrophes

the Americas
year ended 31 December 2006

- Subject to regulatory approvals, acquisitions of Praetorian Financial Group and Winterthur US will provide further diversification and increased distribution through 76 offices in the US with GWP growth of more than 150% in 2007 and a further 20% in 2008
- Recent acquisition of Seguros Cumbre SA de CV, a profitable commercial lines insurer, provides the ideal base for commencement of general insurance operations in Mexico
- The acquisitions of National Farmers Union and OneBeacon's agricultural business together with the Winterthur US acquisition will make QBE one of the largest agricultural insurers in the US

Equator Re - captive reinsurer
year ended 31 December 2006

		2006	2005
Gross written premium	$M	901	353
Gross earned premium	$M	678	347
Net earned premium	$M	538	295
Claims ratio	%	63.6	80.0
Commission ratio	%	13.0	9.8
Expense ratio	%	4.8	-
Combined operating ratio	%	81.4	89.8
Insurance margin	%	24.9	16.6

Equator Re
year ended 31 December 2006

- Equator Re provides excess of loss and proportional reinsurance protection, below Group retentions to the various operating subsidiaries
- Also participates on a number of the Group's reinsurance protections placed with external reinsurers and purchases excess of loss protections
- Gross written premium up 155% to $901 million and net earned premium increased 82% to $538 million mainly due to new proportional programmes from Limit
- Underwriting profit was $100 million compared with $30 million last year
- Risk margins in outstanding claims increased further

Investment income

year ended 31 December 2006

	2006		2005	
	$M	Yield%	$M	Yield%
Total equity income [1]	151	12.5	171	16.6
Total fixed interest and cash income [2]	822	4.7	654	4.3
Total property income	7	19.6	-	-
Other income	6		7	
Realised (losses)/gains on sale of controlled entities	(1)		11	
Gross investment income	**985**	**5.2**	**843**	**5.2**
Exchange gains	18		3	
Borrowing costs	(128)		(96)	
Other expenses	(32)		(15)	
Net cost of ABCs	(21)		(17)	
Net investment income	**822**	**5.0**	**718**	**5.0**
Policyholders' funds	588	4.8	480	4.3
Shareholders' funds	234	4.1	238	5.1
	822	5.0	718	5.0

(1) includes realised and unrealised gains on equities $104 million (2005: $130 million)

(2) includes realised and unrealised gains on fixed interest securities $103 million (2005: $87 million)

82-35066

investment income
year ended 31 December 2006

- Fixed interest returns well ahead of budget and overall external benchmarks
- Short duration fixed interest strategy successful in maximising yields during the recent period of rising interest rates
- Net investment income includes $27 million (2005: $19 million) representing the interest rate differential on forward foreign exchange contracts protecting A$ exposure to the Group's investment in foreign subsidiaries
- Listed equity holdings at 8.6% of total investments and cash (2005: 3.6%)
- Substantial portion of equity gains locked in during October 2006 through use of derivatives which were unwound in early January 2007
- Strong cash flow and acquisitions have resulted in a 14% increase in invested funds to $20.0 billion (2005: $17.6 billion)
- Recent acquisitions in the US together with anticipated cash flow will bring investments and cash to close to $28 billion by the end of 2007
- Other investment expenses higher in 2006 due to external investment management and other costs on acquisitions

Comparison with cash yield
versus actual yields

	Average AAA cash yields	Actual gross yields achieved by QBE*
	%	%
2002	3.4	2.5
2003	3.1	4.6
2004	3.4	4.8
2005	4.2	5.2
2006	**4.9**	**5.2**

Investment mix 31 December 2006	Portfolio mix by currency	Current AAA cash rate
	%	%
Australian dollar	28	6.2
US dollar	24	5.2
Sterling	35	5.0
Other	13	3.7
Weighted average yield		**5.2**

* *includes yields on cash, fixed interest and equities*

US acquisitions

- Recently announced acquisitions of Praetorian Financial Group and Winterthur US expected to be completed 2nd quarter 2007
- Total purchase price US$1,956 million plus refinancing the Winterthur US parent loan US$557 million
- Expected net assets to be acquired US$1.24 billion
- We have a number of options to fund these acquisitions. Funding will be from existing sources and a combination of new debt and equity at amounts previously announced
- Dividend underwriting agreement is in place for the next three dividends
- Our 2007 targets assume the Praetorian acquisition will be consolidated from 1 April 2007 and Winterthur US from 1 June 2007

US acquisitions
full year targets [1]

		Winterthur US	Praetorian	Total
Gross written premium	**A$M**	1,850	1,795	3,645
Net earned premium	**A$M**	1,765	1,665	3,430
Claims ratio	**%**	63.5	61.0	63.0
Commission ratio	**%**	16.0	19.0	17.0
Expense ratio	**%**	13.5	7.0	10.0
Combined operating ratio (COR)	**%**	93.0	87.0	90.0
Insurance profit ratio	**%**	12.2	17.0	14.5
Target profit after borrowings and tax	**A$M**			380

(1) Target results for the first year after the date of completion exclude benefit of estimated synergies of A$50 million after tax in 2008

QBE the Americas strategy

- The acquisition of Winterthur US and Praetorian businesses achieves two major components of QBE's US growth and diversification strategy:
  - Winterthur US provides a well established infrastructure and distribution channel in local *agency commercial and personal business targeted in regional US states*
  - The Praetorian acquisition adds substantial scale to QBE's consistently profitable specialist insurance programme business
- QBE the Americas will comprise four business pillars:

	Full year targets * GWP US$M	COR %
1. Property and casualty insurance primarily through independent agents	1,700	92
2. Specialist insurance programmes – commercial and personal lines	2,400	86
3. Inwards reinsurance targeting the US regional and provincial insurers	350	92
4. Latin America property and casualty insurance	200	96
	4,650	90

- QBE the Americas growth and diversification strategy for the next two years will be focused on developing our Latin American business

* *based on 2007 projections and full year premium targets for Praetorian and Winterthur US acquisitions and Seguros Cumbre SA de CV*

2007 outlook

Subject to no material movement in current exchange rates; large risk and catastrophe claims not exceeding the allowance in our business plans; no major fall in equity markets or interest rates; and regulatory approvals for acquisitions, we expect to:

- Achieve gross written and net earned premium growth of close to 30% and 40% respectively
- Americas acquisitions expected to add $2.5 billion gross written premium in 2007 and a further $1.3 billion in 2008 i.e. $3.8 billion in total
- Achieve an insurance margin of 17.5% to 18.5%
- Increase profit after tax by at least 20% and diluted EPS by around 15%
- 2007 premium rates expected to reduce by an overall average of 3%
  - organic growth expected to be slightly ahead of lapsed business with continued high customer retention
  - Australian premium rates likely to reduce by 3%

2007 outlook

- Complete and integrate the acquisitions in the Americas and achieve targets and expected synergies
- Increase Equator Re's participation on external reinsurance programmes with exposures within Group net retentions
- Continue to reduce the overall risk profile of our business including the maximum event retention ratio
- For QBE's existing business, maintain attritional claims ratios at less than 47.5% of net earned premium
- Achieve a combined commission and expense ratio of 29.5% or less, targeting synergies from acquisitions and new IT systems in all divisions
- Income tax expense expected to benefit from income in lower tax paying countries – target 26% of pre tax profit
- Probability of adequacy of outstanding claims, after US acquisitions, expected to be maintained towards the upper end of our internal range of 85% to 94%

2007 outlook

- Increase invested funds, net of debt, to $24 billion from acquisitions and expected strong cash flow. Target gross investment yield slightly in excess of 5.5%.
- Continue low risk strategy for investments and absolute return criteria
- Maintain Group capital adequacy above Group revised threshold of 1.75 times the APRA minimum capital requirement – expect around 2.0 times at end 2007
- Key financial ratios to be managed to ensure we meet our rating agency and regulatory benchmarks, typically within AA rating levels
- Continue to:
    - increase customer retention
    - seek opportunities for growth and acquisitions based on our successful criteria
    - invest in IT and other initiatives to improve efficiencies and distribution
    - attract, develop and retain our people

2007 projected premium income

	Gross written $Bn	Net earned $Bn
Australia	2.6	2.2
Asia Pacific	0.6	0.5
QBE Insurance (Europe)	2.9	2.3
Limit	2.7	1.6
the Americas	4.7	3.8
Equator Re	1.3	1.0
Equator Re elimination	(1.3)	
Total Group	13.5*	11.4

* *assumes A$ to US$0.78 and A$ to £0.40*

Growth and insurance margin

	GWP	COR	Insurance profit	Insurance profit
	$M	%	%	$M
1997	2,054	99.5	7.2	116
1998	2,409	100.3	7.7	147
1999	2,877	103.9	2.5	56
2000	4,406	102.5	5.4	186
2001	6,793	109.6	(2.6)	(119)
2002	7,723	97.7	7.2	406
2003	8,350	93.8	10.4	627
2004	8,766	91.2	13.7	928
2005	9,408	89.1	17.4	1,288
2006	10,372	85.3	21.9	1,788
2007 target	***13,500****		***17.5 to 18.5***	

* *$10.3 billion overseas*

History of premium income - a growth story


$ Bn
10
8
6
4
2
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Compound average growth rates over last 10 years:
- gross earned premium 21.1%
- net earned premium 21.1%
GEP $10.1 Bn
NEP $8.2 Bn

Historical share price performance

QBE Historical Share Price Performance - Last 20 Years



QBE Share Price Performance
QBE Share Price Performance Including Reinvestment of Dividends
ASX All Ordinaries Accumulation Index
An investment in QBE has outperformed the Australian All Ordinaries Accumulation Index and inflation with a growth rate of 52% in 2006, and a compound average annual growth rate of 35% over five years, 23% over 10 years and 25% over 20 years
QBE Share Price (A$)
$65.00
$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Dec-86
Dec-88
Dec-90
Dec-92
Dec-94
Dec-96
Dec-98
Dec-00
Dec-02
Dec-04
Dec-06

QBE INSURANCE GROUP

www.qbe.com

QBE
Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

23 February 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Level 6, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: Report on results and financial statements for the year ended 31 December 2006

The Directors of QBE Insurance Group Limited announce the financial results for the year ended 31 December 2006.

The following documents are attached:

1. Appendix 4E – Preliminary Final Report
2. QBE's 2006 Annual Report including financial statements for the year ended 31 December 2006
3. Market announcement

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE Insurance Group Limited

ABN 28 008 485 014

Appendix 4E - Preliminary final report

31 December 2006

Contents

QBE Insurance Group Limited

Results for announcement to the market

				A$M
Revenue from ordinary activities [(1)]	Down	2%	to	12,171
Profit from ordinary activities after tax attributable to members	Up	36%	to	1,483
Net profit for the period attributable to members	Up	36%	to	1,483

Dividends	**Amount per security (cents)**	**Franked amount per security (cents)**
Interim dividend	40.0	24.0
Final dividend	55.0	33.0
Record date for determining entitlements to the dividend	14 March 2007	

The final dividend will be paid on 2 April 2007. The last date for receipt of election notices for both the Dividend Reinvestment Plan and the Dividend Election Plan applicable to the final dividend was 22 February 2007 .

(1) Revenue as defined includes reinsurance and other recoveries of $977 million (2005 $2,327 million). These amounts are normally offset against claims cost. Excluding these amounts, revenue is up 11% to $11,194 million (2005 $10,101 million).

QBE Insurance Group Limited

Appendix 4E requirements within the annual report

Requirement	Page reference	Note reference
1. *Details of the reporting period and the previous corresponding period*	All statement and note headings	
3. *Income statement*	70	
Notes to the financial statements:		
- Summary of significant accounting policies	75	1
- Revenue	89	6
- Profit before income tax	89	7
- Income tax	91	8
- Claims incurred (consolidated)	91	9
4. *Balance sheet*	71	
Notes to the financial statements:		
- Cash and cash equivalents	92	10
- Financial assets	93	11
- Derivative financial instruments	93	12
- Receivables	95	13
- Deferred insurance costs (consolidated)	95	14
- Property, plant and equipment (consolidated)	96	15
- Deferred income tax	97	16
- Investment properties (consolidated)	98	17
- Investments in controlled entities	99	18
- Intangible assets (consolidated)	103	19
- Trade and other payables	105	20
- Unearned premium (consolidated)	105	21
- Outstanding claims (consolidated)	106	22
- Provisions	108	23
- Interest bearing liabilities	108	24
- Contributed equity	111	25
- Other reserves	113	26
- Retirement benefits	125	29
- Additional funding disclosures	131	34

Requirement	**Page reference**	**Note reference**
5. Statements of recognised income and expense	72	
6. *Statement of cash flows* Notes to the financial statements: - Reconciliation of cash flows from operating activities to net profit after tax attributable to members of the company	73 137	 38
7. Details of dividends and distributions Notes to the financial statements: - Dividend Reinvestment and Dividend Election Plans - Dividends - Employee share based payments	 112 112 114	 25(D) 25(E) 27
8. Statement of retained earnings and movements	113	26(B)
9. Net tangible assets per security	2	
10. Details of entities over which control has been gained or lost during the period - Chief executive officer's report	102-103 8-13	18(F)-18(G)
11. Details of associate or joint venture entities	N/A	
12. Significant investor information - Annual report December 2006	 All	
13. Australian accounting standards and interpretations issued but not yet effective	80	2
14. Foreign accounting standards	N/A	
15. Commentary on the results for the period: - Earnings per security and the nature of any dilution - Returns to shareholders including distributions and buy backs - Significant features of operating performance - Results of segments - Trends in performance - Other factors	 133 112 1-15 24-43 134-136 1-17 24-25 18-21	 36 25(D)-25(E) 37
16. Statement as to whether accounts have been audited	139	

Requirement	Page reference	Note reference
17. Statement as to whether unaudited accounts are likely to be subject to dispute or qualification	N/A	
18. Statement as to whether audited accounts are subject to dispute or qualification	N/A	

N/A – not applicable

Attachment A

QBE Insurance Group Limited

Annual report for the year ended 31 December 2006

QBE INSURANCE GROUP
ANNUAL REPORT DECEMBER 2006



CONTENTS



Lake Garrawongera
Queensland
Australia

NET PROFIT
AFTER INCOME TAX

$1,483M

Up **36%** from last year

RETURN
ON EQUITY

26.1%

Up from **23.9%** last year

GROSS WRITTEN
PREMIUM

$10,372M

Up **10%** from last year

NET EARNED
PREMIUM

$8,158M

Up **10%** from last year

GROSS EARNED PREMIUM $M

- **Australia** $2 428
- **Pacific Asia Central Europe** $704
- **QBE Insurance (Europe)** $2 586
  Lloyd's division $2 475
- **the Americas** $[illegible]



GROSS WRITTEN PREMIUM $M



2005
2004
2003
2002
2000
10,372
9,408
8 766
2 409

Compound annual growth
of **21%** over the last 10 years

in review

PROFIT AND DIVIDEND PAYOUT		2006	2005	% CHANGE
Net profit after income tax	$M	1,483	1,091	36
Profit before income tax	$M	2,012	1,523	32
Basic earnings per share	cents	184.8	142.[illegible]	30
Diluted earnings per share	cents	173.5	131.[illegible]	32
Dividend per share	cents	95.0	71.[illegible]	34
Shareholders' funds	$M	6,283	5,093	23

GROUP OPERATING PERFORMANCE		2006	2005	% CHANGE
Gross written premium	$M	10,372	9,40[illegible]	10
Gross earned premium	$M	10,069	9,171	10
Net earned premium	$M	8,158	7,[illegible]	10
Combined operating ratio	%	85.3	89.1	
Insurance profit	$M	1,788	1,2[illegible]	39
Insurance profit to net earned premium	%	21.9	17.4	
Cash flow from operations	$M	2,039	1,9[illegible]7	3

CONTRIBUTIONS BY REGION			2006	2005	% CHANGE
Australia	Gross earned premium	$M	2,428	2,40[illegible]	1
	Combined operating ratio	%	82.9	83.[illegible]	
Pacific Asia Central Europe	Gross earned premium	$M	704	6[illegible]	2
	Combined operating ratio	%	84.4	82.3	
QBE Insurance (Europe)	Gross earned premium	$M	2,586	2,37[illegible]	9
	Combined operating ratio	%	88.8	90.0	
Lloyd's division	Gross earned premium	$M	2,475	2,273	9
	Combined operating ratio	%	82.1	94.[illegible]	
the Americas	Gross earned premium	$M	1,876	1,4[illegible]	3[illegible]
	Combined operating ratio	%	89.7	92.[illegible]	
Equator Re	Gross earned premium	$M	678	347	95
	Combined operating ratio	%	81.4	89.[illegible]	
Investment income	Gross	$M	985	843	17
	Net of finance costs and investment expenses	$M	822	7[illegible]	14

ALL AMOUNTS IN THIS REPORT ARE DENOMINATED IN AUSTRALIAN DOLLARS UNLESS OTHERWISE SPECIFIED

(1) Reflects ... to the Australian Stock Exchange. Refer to note 29(A) to the financial statements.

(2) Assumes that all hybrid securities are ... dilutive.

(3) Equator Re is the Group's captive reinsurance company based in Bermuda.



Chairman's report

[illegible]

Management's focus on profitability, together with favourable insurance market conditions, continuing stable world economic conditions and strengthening investment markets, supported the excellent technical and financial result.

The record profit performance has delivered a significant return on average shareholders' funds of 26.1% compared with 23.9% in 2005, and an increase of 32% in diluted earnings per share.

In recognition of the substantial increase in profit and as a sign of our confidence in future earnings, the directors have declared a final dividend of 55 cents per share, up 45% on the final dividend of 38 cents per share for 2005. The final dividend will be 60% franked, and the dividend reinvestment and dividend election plans which were suspended in August 2006 have been reinstated.

QBE's excellent share price performance reflects the strong profit and positive reaction to recently announced acquisitions in the US. QBE shares outperformed the Australian All Ordinaries Accumulation Index and inflation with a growth rate of 52% in 2006 and a compound annual average growth rate of 35% over the past five years and 23% over the last ten years. QBE's market capitalisation in the past 12 months increased by 52% to $24 billion at 31 December 2006.

The increased profit, the dividend reinvestment plans and the conversion of hybrid securities during the year resulted in shareholders' funds increasing by 23% to $6,283 million. The number of issued shares notified to the Australian Stock Exchange increased by 25 million in the year to 819 million.

SHAREHOLDERS HIGHLIGHTS

FOR THE YEAR ENDED 31 DECEMBER		2006	2005
Net profit after income tax	$M	**1,483**	1,091
Basic earnings per share[1]	cents	**184.8**	142.5
Diluted earnings per share[2]	cents	**173.5**	131.5
Dividend payout	$M	**774**	556
Dividend per share[1]	cents	**95.0**	71.0
Net tangible assets per share[1]	$	**5.95**	4.76
Cash flows from operations	$M	**2,039**	1,987
Total investments and cash[3,4]	$M	**19,972**	17,597
Total assets	$M	**31,757**	29,665
Return on average shareholders' funds	%	**26.1**	23.9
Shareholders' funds	$M	**6,283**	5,093
Borrowings to shareholders' funds[5]	%	**37.6**	41.8
Capital adequacy multiple		**2.4**	1.9

(1) Reflects shares notified to the Australian Stock Exchange. Refer to note 25(A) to the financial statements.

(2) Assumes that all hybrid securities are fully dilutive.

(3) Excludes ABC financial assets pledged for funds at Lloyd's.

(4) Includes financial assets, cash and investment properties.

(5) Includes the equity portion of hybrid securities issued in 2002 and 2004.

(6) Excludes ABC securities for funds at Lloyd's.

The financial statements have been prepared in accordance with the Australian equivalents to International Financial Reporting Standards ("AIFRS"). QBE adopted AIFRS in 2005.

The balance sheet and all key ratios strengthened during 2006. Based on the estimated capital requirement for Australian regulated insurance companies, the capital adequacy multiple at 31 December 2006 was 2.4 times the minimum requirement. We have made a number of assumptions in applying the Australian Prudential Regulation Authority's ("APRA") risk-based capital approach for Australian insurers, noting that APRA has not yet finalised prudential standards for calculating consolidated capital adequacy requirements for non-operating holding companies.

The assessment of QBE's financial strength by various rating agencies has been reaffirmed during the year, with Standard & Poor's confirming our A+ financial strength rating for our main operating entities. Equivalent ratings have been confirmed by A.M. Best, Fitch and Moody's. The directors continue to ensure that the financial strength of all of QBE's operating entities is maintained at levels adequate to meet the requirements of our business counterparties, regulatory authorities and rating agencies.

During 2006 we completed a number of acquisitions which were mainly funded from internal sources, and we also amended our Group structure to ensure flexibility for future growth and flow of funds. The major fundraising activity in 2006 was the raising of the $750 million of long term perpetual securities that receive capital credit from regulatory and rating agencies. These securities assisted in further strengthening our financial flexibility at an individual entity and Group level.

The recently announced acquisitions of Praetorian Financial Group and the Winterthur US operations for a purchase price of approximately US$2.0 billion will add significant scale to our US operations and are expected, subject to regulatory approvals, to be completed in the second quarter of 2007. We have a number of options to fund these acquisitions. Funding will be from existing sources and a combination of new debt and equity, at levels to ensure that QBE maintains its key financial ratios and meets our rating agency and regulatory benchmarks.

In support of our capital needs for recent acquisitions and expected growth, the directors have secured suitable underwriting arrangements for reinvestment of the next three dividend payments into QBE shares. The capacity to fully reinvest our dividends, together with the current levels of capital, expected future profits and the structure of our debt securities, should enable us to finance our normal level of growth and future acquisition activity.

DIVIDEND PER SHARE

95.0 cents

Up **34%** from last year

DILUTED EARNINGS PER SHARE

173.5 cents

Up **32%** from last year

DIVIDEND PAYOUT $M



2006
774
2005
556
2004
392
2003
281
213

Up **39%** from last year



As in previous years, the annual report includes a number of statements on our corporate governance structure and risk management framework. QBE has demonstrated over many years that it has an effective risk management structure and a clear focus on key profit drivers. The insurance and reinsurance industry is subject to the potential impact of increasingly volatile and extreme weather patterns as evidenced by the US and Gulf of Mexico hurricane activity in 2004 and 2005. We note the considerable debate on climate change and generally support endeavours to mitigate its possible effect. We have adopted practices in our businesses to support governments, individuals and organisations in managing and reducing environmental risk. One of the most significant issues we face is the implication of climate change and the effect it may have on our business, such as the potential underestimation of the impact of catastrophic events. QBE's performance and record profits in 2004 and 2005, during a period of the highest level ever of catastrophe losses experienced by the industry, confirms the Group's conservative approach to risk management and reinsurance purchasing. We continue to research the impact of climate change and to adapt our strategy when appropriate. The details of our risk management approach are set out on pages 18 and 19 and in the Group's corporate governance statement on pages 49 to 50 of this report.

QBE has a strong focus on staff development, succession planning and the provision of adequate incentives to reward and retain our quality people. In accordance with increased reporting requirements, the annual report includes extensive detail on the Group's remuneration practices, including at risk pay through incentives and deferred compensation entitlements, particularly for senior staff members. The QBE staff incentive schemes are based on pre-agreed financial targets, mainly return on equity, closely aligning the schemes with the interests and expectations of shareholders. The incentives for our senior staff incorporate deferred equity and option allocations for achieving financial performance hurdles and are structured to encourage long term commitment to QBE. The value of deferred equity and options are directly related to QBE's share price.



Temple of Sinawa, Zion National Park, United States

The majority of our incentive schemes are based on achieving a targeted return on opening shareholders' funds using the seven year spread basis of accounting, which allocates realised and unrealised gains on equities and investment properties evenly over a period of seven years. The net profit after tax for 2006, using the seven year spread basis of accounting, was $1,435 million compared with $1,044 million last year. Return on opening shareholders' funds, adjusted for dividends and share capital issued during the year, was 29.3% compared with 26.3% last year. Details of the incentive arrangements and senior management remuneration are set out in notes 27 and 28 to the financial statements and in the remuneration report which forms part of the directors' report.

QBE has in place efficient and effective budgeting and planning processes which are designed to minimise risks relating to our insurance and investment operations, with the aim of protecting the interests of all stakeholders. The directors support management's plans to reduce insurance risk for both aggregate exposure and claims frequency by purchasing extensive reinsurance protections. The directors also support a low risk strategy for investment of policyholders' and shareholders' funds. While economic conditions for the majority of the international markets in which QBE operates are stable at present, our prospects for the future have been and will continue to be influenced by competition and changes in global, economic and environmental conditions. Your directors and management will carefully monitor these conditions, and will review and amend our strategies and plans if appropriate.

Over the next few years, the global insurance industry will continue to be subject to regulatory change in relation to supervision and reporting. The full effect of convergence of International Financial Reporting Standards ("IFRS"), European Solvency II initiatives and reforms of the US National Association of Insurance Commissioners will have a major impact on all markets. In Australia, the APRA stage 2 reforms are largely complete and the first phase of IFRS was implemented in 2005. APRA is in the process of finalising its standards for conglomerates which may have longer term implications for the domicile of the Group. QBE is currently well placed to comply with the new regulatory frameworks.

We continue to support management's proven and successful strategy and plans for growth through acquisition and product and geographic diversification. This strategy has been vindicated with outstanding results over many years and a consistent increase in QBE shareholder wealth.

My directors and I acknowledge the significant achievement and hard work of our many staff around the world. In particular, I congratulate the CEO, Frank O'Halloran, and his management team for their contribution to producing another outstanding result. We recognise their dedication and commitment to customer satisfaction, ensuring employee motivation and upholding a culture of integrity with a clear focus on achieving an increase in the long term wealth of shareholders.

At the Annual General Meeting in April 2007, The Hon Nick Greiner AC will retire from your board of directors after 15 years of continuous supervision and dedication to building QBE into a global insurance and reinsurance enterprise. Nick's teamwork and counsel have been invaluable, and I sincerely thank him on behalf of the QBE family. I also wish to acknowledge the support of my fellow directors, for the benefit of their experience and their commitment to the supervisory task. Finally, I take this opportunity to welcome our recently appointed director, Duncan Boyle, who joined us in September 2006.

John Cloney
Chairman

Historical review

10 YEAR HISTORY

FOR THE YEAR ENDED 31 DECEMBER[1]		2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Gross written premium	$M	**10,372**	9 408	8 766	8 350	7 723	6 793	4 406	2,877	2 409	2 054
Gross earned premium	$M	**10,069**	[illegible]	[illegible]	7 816	7 197	6 298	4 399	2 692	2 266	[illegible]
Net earned premium	$M	**8,158**	7 380	6 781	6 036	5,642	4 634	3 456	2 204	1 914	1 609
Claims ratio	%	**55.8**	59 9	[illegible]	[illegible]	67 6	76 6	71 2	[illegible]	[illegible]	68 6
Commission ratio	%	**17.0**	16 9	17 5	18 2	17 7	20 2	18 3	19 9	18 3	17 1
Expense ratio	%	**12.5**	12 3	12 4	12 3	12 4	12 8	13 0	13 9	13 9	13 8
Combined operating ratio	%	**85.3**	89 1	91 2	93 8	97 7	109 6	102 5	103 9	100 3	99 5

A lower than expected incidence of catastrophe claims and higher overall premium rates contributed to a superb technical underwriting result with a record combined operating ratio of 85.3% in 2006.

		2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Investment income											
before investment gains/losses	$M	**609**	[illegible]	[illegible]	[illegible]	[illegible]	336	250	159	[illegible]	[illegible]
after investment gains/losses	$M	**822**	[illegible]	519	[illegible]	[illegible]	349	[illegible]	240	164	[illegible]
Insurance profit/(loss)	$M	**1,788**	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	156	[illegible]	[illegible]	[illegible]
Insurance profit/(loss) to net earned premium	%	**21.9**	17 4	[illegible]	10 4	[illegible]	2 6	5 4	2 5	[illegible]	[illegible]
Profit/(loss)											
before income tax	$M	**2,012**	[illegible]	[illegible]	765	[illegible]	99	220	[illegible]	[illegible]	[illegible]
after income tax and minority interest	$M	**1,483**	[illegible]	[illegible]	572	279	[illegible]	179	[illegible]	[illegible]	[illegible]

The exceptional underwriting result combined with continuing strong investment returns gave rise to a record insurance profit of $1,788 million and the highest insurance margin in the Group's history at 21.9% of net earned premium in 2006.

		2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Number of shares on issue	millions	**819**	794	745	672	615	585	429	395	383	374
Shareholders' funds	$M	**6,283**	[illegible]	4 052	[illegible]	2 954	2 620	1 709	[illegible]	[illegible]	968
Total assets	$M	**31,757**	29 665	[illegible]	[illegible]	20 567	[illegible]	13 948	8 559	5 964	[illegible]
Net tangible assets per share	$M	**5.95**	4 76	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2 57	2 56	[illegible]
Interest bearing liabilities to shareholders' funds	%	**37.6**	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	22 7	24 9	[illegible]
Basic earnings per share	cents	**184.8**	[illegible]	[illegible]	86 5	[illegible]	[illegible]	42 6	[illegible]	[illegible]	[illegible]
Diluted earnings per share	cents	**173.5**	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	40 7	[illegible]	[illegible]	[illegible]
Return on average shareholders' funds	%	**26.1**	23 9	24 5	[illegible]	[illegible]	[illegible]	12 6	[illegible]	13 9	14 2
Dividend per share	cents	**95.0**	[illegible]	[illegible]	42 0	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Dividend payout	$M	**774**	[illegible]	392	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	88
Cash flow from operations	$M	**2,039**	[illegible]	[illegible]	[illegible]	[illegible]	290	[illegible]	242	289	350
Total investments and cash	$M	**19,972**	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	5 600	[illegible]

The 36% increase in profit in 2006, the dividend reinvestment plans and conversion of hybrid securities during the year resulted in shareholders' funds increasing by 23% to $6,283 million.

(1) Financial information for 2004 and subsequent years is presented [illegible] Australian equivalents to International Financial Reporting Standards (AIFRS). Financial information for 2003 [illegible] AIFRS.

(2) [illegible]

(3) [illegible]

(4) [illegible]

(5) [illegible]

(6) [illegible] reference to AIFRS [illegible] 2004

(7) [illegible] reference shares [illegible] 2002 [illegible] 2004

(8) Excludes ABC financial assets pledged for [illegible]

(9) Includes financial assets, cash and investment properties

20 YEAR HISTORICAL SHARE PRICE PERFORMANCE



QBE share price
$65.00
$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Dec 86
Dec 88
Dec 90
Dec 92
Dec 94
Dec 96
Dec 98
Dec 00
Dec 02
Dec 04
Dec 06
An investment in QBE has outperformed the Australian All Ordinaries Accumulation Index and inflation with a growth rate of 52% in 2006, and a compound average annual growth rate of 35% over five years, 23% over 10 years and 25% over 20 years.

—— QBE share price performance including reinvestment of dividends
—— QBE share price performance
—— Australian All Ordinaries Accumulation Index

QBE's proven strategy of growth through acquisition and product and geographic diversification has been rewarded with outstanding results over many years and a substantial increase in wealth for QBE shareholders.

NET PROFIT AFTER INCOME TAX $M



2006 1,483
2005 1,091
2004 857
2003 572
2002 279
2001 (25)
2000 179
1999 132
1998 141
1997 131

Up **36%** from last year

SHAREHOLDERS' FUNDS $M



2006 6,283
2005 5,093
2004 4,032
2003 3,313
2002 2,954
2001 2,620
2000 1,709
1,135
1,057
968

Up **23%** from last year

Chief executive officer's report

Net profit after tax increased by 36% to $1,483 million and insurance profit before tax increased by 39% to $1,788 million.

Insurance conditions continued to be favourable, particularly for commercial lines of business and reinsurance. We achieved an overall average increase in premium rates for all portfolios of around 6%. In contrast to 2005, we experienced relatively few catastrophe losses, however there was an increased incidence of large individual risk claims. These conditions, combined with our conservative approach to managing risk and continued strong investment markets, have resulted in the highest insurance margin in the history of the Group at 21.9% of net earned premium compared with 17.4% last year.

Cash flow from operations was again very strong at $2.0 billion, unchanged from last year. The cash flow was after the payment of claims from the 2005 catastrophes, higher income tax payments and the funding of pension deficits in the UK and Australia.

Income tax expense reduced from 28% of profit before tax to 26%. This was due to higher profits earned in lower tax countries including Bermuda, the base for our captive reinsurer, Equator Reinsurances Limited ("Equator Re").

2006 has again been another busy year for acquisitions to increase profit and meet premium growth targets going forward. In particular, we:

- acquired the OneBeacon agriculture division in the US with an expected annualised gross written premium of $115 million;
- acquired Nordic Aviation Insurance in Denmark with an expected annualised gross written premium of $15 million;
- hired a general aviation underwriting team for our new Lloyd's syndicate 5555 with an expected annualised gross written premium of $210 million;
- acquired, subject to regulatory approval, Praetorian Financial Group and its licensed insurance subsidiaries in the US with an expected annualised gross written premium of $1,800 million; and
- hired a marine team in Sweden and established a branch office with expected annualised gross written premium of $20 million.

Since the end of 2006 we have acquired the Winterthur US operations including their insurance subsidiaries trading mainly under the names of General Casualty and Unigard, which will add an expected annualised gross written premium of $1,850 million. We have also acquired Seguros Cumbre SA de CV in Mexico. These acquisitions are subject to regulatory approvals.

We expect the recent US acquisitions to produce gross written premium of $2.5 billion in 2007 and $3.8 billion in 2008.

The acquisitions of the Praetorian Financial Group and Winterthur US will significantly increase our scale in the US and are expected to produce annualised profits in the first full year of operations of around $380 million after tax and estimated funding costs and before synergies. Our current estimate of the synergies from these two acquisitions before the end of 2008 is $50 million after tax. At this stage, we anticipate consolidating Praetorian Financial Group from 1 April 2007 and Winterthur US from 1 June 2007.

The proposed funding of these acquisitions and the impact on capital adequacy are explained in the chairman's report.

GROUP KEY RATIOS

		HALF YEAR TO 30 JUN 2006	HALF YEAR TO 31 DEC 2006	FULL YEAR TO 31 DEC 2006	HALF YEAR TO 30 JUN 2005	HALF YEAR TO 31 DEC 2005	FULL YEAR TO 31 DEC 2005
Gross written premium	$M	**5,656**	**4,716**	**10,372**	5,123	4,285	9,406
Gross earned premium	$M	**4,932**	**5,137**	**10,069**	4,331	4,840	9,171
Net earned premium	$M	**3,998**	**4,160**	**8,158**	3,506	3,880	7,386
Claims ratio	%	**58.3**	**53.3**	**55.8**	61.0	58.9	59.9
Commission ratio	%	**17.6**	**16.4**	**17.0**	17.0	16.8	16.9
Expense ratio	%	**12.0**	**13.0**	**12.5**	12.3	12.3	12.3
Combined operating ratio	%	**87.9**	**82.7**	**85.3**	90.3	88.0	89.1
Insurance profit to net earned premium	%	**18.7**	**25.0**	**21.9**	16.7	18.1	17.4
Return on average shareholders' funds	%	**22.2**	**30.1**	**26.1**	24.1	24.1	23.9

INSURANCE PROFITABILITY

The Group's insurance profit increased from $1,288 million last year to $1,788 million. Insurance profit comprises the underwriting result plus investment income on investments set aside to meet our liabilities to policyholders. The improvement in insurance profit followed a reduction in catastrophe claims and higher premium rates. Partly offsetting these positives were higher large individual risk claims and an increase in the level of risk margins to maintain the probability of adequacy of the outstanding claims provision at 94.6%, slightly above the top end of our internal target range of 85% to 94%.

The Group's combined operating ratio (total of claims, commissions and expenses as a percentage of net earned premium) was 85.3% compared with 89.1% last year. All insurance divisions produced strong underwriting profits and the substantial majority of our products and countries around the world were profitable. As a percentage of average shareholders' funds, insurance profit increased from 28.2% last year to 31.4%.

Total investments and cash set aside to meet insurance liabilities and the Group's capital requirements increased from $17.6 billion to $20.0 billion, assisted by the considerable cash flow from operations. The acquisitions made in 2006 and early 2007 will significantly increase these invested funds to around $28 billion by the end of 2007.

Gross written premium increased by 10% to $10,372 million, mainly from the acquisitions made in 2005, a continued high retention of business and the overall increase in premium rates. Gross and net earned premium growth in Europe were adversely affected by the significant appreciation of sterling against the US dollar for business written in US currency. New business growth was less than anticipated in a number of classes because of competition and our unwillingness to write business at premium rates that did not meet our profit targets. Premium rates for our major non-US property and liability portfolios declined with further rate reductions expected in 2007. However, property and marine insurance and reinsurance products exposed to catastrophes in the US and the Gulf of Mexico experienced substantial premium rate increases. QBE's businesses outside Australia contributed 76% to the Group's gross written premium.



NET PROFIT AFTER INCOME TAX

$1,483M

Up **36%** from last year

INSURANCE PROFIT

$1,788M

Up **39%** from last year

COMBINED OPERATING RATIO



2006 85.3%
2005 89.1%
2004 91.2%
2003 93.8%
97.7%



QBE's net exposure to major catastrophes before tax continues to decrease with the 2006 maximum event retention from the largest single realistic disaster scenario being 4.0% of net earned premium at year end compared with 4.3% last year

Net earned premium increased 10% to $8,158 million in line with growth in gross earned premium. This was less than our target of 12.5% growth due to higher than anticipated reinsurance costs and the opportunity to purchase covers to further reduce our exposure to large claims and protect profits.

Our reinsurance operations generated $1,470 million of gross written premium compared with $1,523 million last year. The combined operating ratio from this business was 87.9% compared with 102.2% last year. This was due to the much lower level of catastrophes. Despite the volatility in profits caused by catastrophes, our reinsurance operations have been a significant contributor to profit over a number of years. There were substantial premium rate increases for most reinsurance classes, however, this did not have a large impact on written premium as we chose to reduce our reinsurance exposures in 2006, particularly to US and Gulf of Mexico catastrophe risks.

The Group's cost of reinsurance protection as a percentage of gross written premium decreased from 19.0% to 17.8%, even though we incurred significant rate increases on the protections purchased for our reinsurance, marine and energy operations. The cost of reinsurance is made up of 43% proportional reinsurance mainly for Australia and US programme business, and 57% catastrophe and other excess of loss reinsurance. QBE's net exposure to major catastrophes before tax continues to decrease with the 2006 maximum event retention from the largest single realistic disaster scenario being 4.0% of net earned premium at year end compared with 4.3% last year.

Gross claims incurred as a percentage of gross earned premium reduced from 73.5% to 54.9%. The reduction in the gross claims ratio reflects the lower catastrophe claims and the continuation of a low frequency of claims on most of our portfolios. Net claims above $2.5 million from catastrophes and large individual risk losses in 2006 were 10.0% of net earned premium compared with 11.7% last year. The net cost of catastrophes and large individual risk claims in 2006 was well within the allowances included in our business plans. The net claims ratio decreased from 59.9% to 55.8%. The 2005 results benefited from reinsurance recoveries on the large catastrophes whereas our reinsurers earned significant profits from the absence of catastrophes in 2006.

The commission ratio increased from 16.9% to 17.0% reflecting a change in the mix of business during the year, particularly the growth in the Americas and our Lloyd's operations where commission ratios are higher, offset partly by the benefits from the acquisition of intermediaries in Australia. The Group's expense ratio increased from 12.3% to 12.5% mainly due to higher IT costs for new systems in many of our operations around the world and the acquisition of intermediaries in Australia which increased the expense ratio and reduced the commission ratio by 0.2%.

Investment income net of borrowing costs and investment expenses increased from $718 million to $822 million. Our short duration fixed interest investment portfolio, increasing interest yields, strong cash flow from operations and improved equity markets benefited investment income during the year. Gross investment income was $985 million compared with $843 million last year. The gross investment yield was 5.2%, unchanged from last year. Lower equity gains in 2006 compared with 2005 were offset by higher interest yields on increased investment funds. We took the opportunity to lock in the majority of our equity gains early in the fourth quarter, in line with our absolute return criteria. Whilst equity returns overall were strong producing a 12.5% yield, they were less than market benchmarks due to the derivative protections. The yields achieved reflect our relatively low risk investment strategy.

We continue to maintain a strategy of short duration on cash and fixed interest investments with an average maturity at the end of 2006 of 0.4 years. Since year end, duration is slightly longer and may increase further in the second half of 2007 if we consider interest rates have reached their peak.

We also continued our policy of investing in highly rated fixed interest securities and value equities. Our weighting in listed equities increased from 3.6% of total investments and cash at 31 December 2005 to 8.6% at 31 December 2006.

We continue to match liabilities with assets of the same currency as far as practical. The nature of our business and our significant offshore operations, particularly in the UK



Geikie Gorge National Park Western Australia

and US, means that from time to time we will have slight mismatches. The impact of exchange rate movements for the year was a net gain of $18 million (2005 $3 million). Interest rate differentials from hedging our substantial overseas shareholders' funds into Australian dollars are included in fixed interest investment income.

REINSURANCE RECOVERIES

Reinsurance recoveries on outstanding claims reduced from $4,213 million at 31 December 2005 to $3,624 million. The reduction is due to recoveries from the 2005 catastrophe claims. Reinsurance recoveries on incurred but not reported claims included in this amount were $1,567 million compared with $1,627 million last year. We continue to maintain strict controls over our reinsurance counterparties which is evidenced by our consistently low level of bad debt write-offs over many years. We maintain a conservative allowance for doubtful reinsurance recoveries of $243 million compared with $239 million at the end of last year.

CLAIMS DEVELOPMENT TABLES

Note 22 in the annual report includes an undiscounted net claims development table for accident years 2001 to 2006. Our claims incurred and other claims statistics are maintained on either an accident year or underwriting year basis for each product, business unit and operating entity. For our overseas operations, they are converted into Australian dollars using exchange rates at the end of the current financial year. With operations in 44 countries, hundreds of different products, various reinsurance arrangements and with the Group's risk tolerance managed on a net basis, it is not considered meaningful or practicable to provide claims information other than on a consolidated net accident year basis.

In previous annual reports, we reported an upgrade to US long tail casualty claims for 2001 and prior years mainly for our Limit operation, acquired in August 2000, and our US operations. In 2002, we ceased underwriting the business that caused this deterioration. The US casualty development primarily relates to the Enron, Worldcom and financial laddering claims (written in the UK) and the casualty facultative portfolio (written in the US). Since 2001 we have experienced improved market conditions. In addition, we have cancelled and will continue to cancel non-performing segments of our business to improve overall returns. These factors have resulted in a lower claims frequency. The positive runoff of all accident years reflects our conservative claims provisioning which resulted in the release of risk margins as the claims were settled below central estimates. The 2006 and prior accident years include risk margins which will be released over time if our claims continue to be settled within central estimates.

CAPTIVE REINSURER

Included in note 37 to the financial statements are the results of Equator Re, our captive reinsurer. Equator Re provides excess of loss protections for most of QBE's subsidiaries around the world below the retentions deemed appropriate for the Group. Equator Re also participates on a number of the Group's excess of loss and proportional reinsurance protections placed with external reinsurers as well as proportional reinsurance from wholly owned operations in Europe. The exposures written by Equator Re are included in the Group's maximum event retention which is the Group's estimated net loss from its largest single realistic disaster scenario.

Equator Re has generated significant risk margins for the Group as well as producing an underwriting profit in each year since 2002. The underwriting profit for 2006 was $100 million compared with $30 million last year. The increase in profit reflects the lower incidence of catastrophe claims in 2006, partly offset by an increase in large individual risk claims and an increase in risk margins in outstanding claims. Gross written premium was up 155% to $901 million and net earned premium increased 82% to $538 million. Each of the operating divisions' reinsurance costs includes the amounts reinsured to Equator Re and these amounts are eliminated in the overall Group results.

For 2007, we expect Equator Re will write gross written premium of over $1.2 billion with the increase coming from new excess of loss and proportional reinsurance from the divisions. Its net exposures are expected to remain substantially unchanged as the Group has purchased additional reinsurance protections for catastrophe losses.

2007 targets

GROSS WRITTEN PREMIUM

$13,500M

NET EARNED PREMIUM

$11,400M

GROSS INVESTMENT YIELD

At least **5.5%**

INSURANCE PROFIT

Around **18%** of net earned premium

NET PROFIT AFTER INCOME TAX

To increase by at least **20%**

The acquisitions made in 2006 and early 2007 will benefit gross written premium growth in 2007 and 2008. Subject to regulatory approvals, the Praetorian Financial Group and Winterthur US acquisitions are expected to be consolidated effective from 1 April 2007 and 1 June 2007 respectively. Organic growth is expected to be slightly in excess of lapsed business and a continued high retention of customers is likely to be offset by lower premium rates, currently estimated to reduce by an overall average of 3%. At current exchange rates, we expect gross written premium to increase by close to 30% in 2007 to $13.5 billion and net earned premium by close to 40% to $11.4 billion. As the recent acquisitions will be consolidated for a full 12 months in 2008, we are currently targeting growth in gross written premium and net earned premium for 2008 of 15%.

The reinsurance ratio for 2007 is expected to reduce from 17.8% in 2006 to around 15% of gross written premium, assuming a normal level of catastrophes. The reduction is primarily due to the lower reinsurance requirements of the two recent acquisitions in the US and the increased participations by Equator Re. The Group's maximum event retention as a percentage of net earned premium will be lower than 2006 due to the acquisitions and additional catastrophe covers purchased to protect Equator Re. We have placed our 2007 reinsurance protections at costs in line with 2006.

The risk profile of our reinsurance operations was reduced in 2006 as a result of our experience from the US hurricanes in 2005. This was to improve the reward for the significant catastrophe risks that we underwrite. We anticipate no changes in our risk profile in 2007 other than a reduction in the net retention from our largest single realistic disaster scenario as a percentage of net earned premium. Changes to the portfolio mix following the recent acquisitions are expected to provide greater diversity and spread of risk in the US.

Our analysis of the Group's claims ratio between attritional, large risk and catastrophe claims indicates that the 2007 business plan allowances for large risk and catastrophe claims substantially exceed the amounts incurred in each of the past 10 years, including 1999 and 2005 which are recognised as the worst years on record for frequency and severity of insured catastrophe losses. These allowances are around four times the net retention from our largest single realistic disaster scenario.

The combined commission and expense ratio is targeted to remain unchanged in 2007 including recent acquisitions. We are targeting a slight reduction in 2008 due to synergies from acquisitions and the implementation of new IT systems in many countries throughout the world.

The gross investment yield is targeted to be in excess of 5.5% for 2007. We do not expect stock markets to improve at the same rate as the past three years and we have assumed a 4% capital appreciation on equities. The increase in interest rates over the past year on our substantial US and UK investment portfolios will assist our expectations for higher investment income yields. Using current exchange rates, net invested funds are expected to be around $24 billion by 31 December 2007 as a result of the acquisitions and anticipated strong cash flow.

Income tax expense is expected to be around 26% of pre-tax profit.

The Group's probability of adequacy of outstanding claims is 94.6%, slightly above the top end of our internal target range of 85% to 94%. In addition, our provision for unearned premium includes a significant allowance for large risk and catastrophe claims in 2007. These factors, together with the recent acquisitions and our current low frequency of claims, give us confidence that we are able to achieve an insurance profit of around 18% and increase net profit after tax by more than 20% in 2007. The achievement of these targets is subject to:

- large risk and catastrophe claims not exceeding the significant allowance in our business plans;
- no significant reduction in premium rates;
- no significant fall in equity markets and interest rates;
- no material movement in current exchange rates; and
- no material change to key inflation and economic growth forecasts.

SUMMARY

QBE's results for the past year substantially exceeded our targets due to overall average premium rate increases being slightly higher than anticipated and a relatively benign year for catastrophe claims. The results are after a substantial increase in large individual risk claims and an increase in the dollar value of risk margins included in outstanding claims. Importantly, QBE's attritional claims ratio remains low for the substantial majority of classes of business written around the world.

QBE has completed 2006 with risk margins in outstanding claims providing a probability of adequacy of outstanding claims which is slightly in excess of the high end of our internal target range. The increase in risk margins in outstanding claims in recent years is largely a result of the increase in the Group's exposure to non-US long tail classes of business and the growth in business. The probability of adequacy of the Group's outstanding claims provision will vary from time to time depending on the mix of short, medium and long tail business and economic and industry conditions such as latency claims, claims inflation, interest rates and foreign currency exposures.

We have again been very successful with our acquisition activity in 2006 and early 2007. The two recently announced large acquisitions in the US and the acquisition in Mexico were again at prices which are projected to be earnings per share accretive in 2007. The acquisition of the Praetorian Financial Group will increase the specialist insurance programme business written through managing agents in the US from $1.4 billion to $3.1 billion in a full year or around 50% of our Americas gross premium income. The QBE team in the US has produced excellent results from this type of business in the past four years. The acquisition of Winterthur US increases the business written through independent and in-house agents in the US from $0.4 billion to $2.2 billion in a full year. We anticipate our reinsurance operation in the US to remain at its current size of around $0.4 billion of gross written premium. Our focus in the Americas in 2007 and 2008 will be to integrate the new acquisitions into the QBE culture and achieve the expected profits after tax and synergies previously mentioned.

We will continue to pursue our strategy of growth by acquisition using our established criteria. We are currently looking at small bolt on opportunities in Latin America, continental Europe, Asia and Australia. The acquisition of Limit in August 2000 was a strategic move to build our business in the UK. The two recent acquisitions in the US were also carefully timed and are strategic to our long term plans. They are at prices which meet our long established criteria for acquisitions. We have converted close to 100 acquisitions over the past 25 years and we now have experienced teams in each division who understand QBE's approach to acquisitions. QBE has a well diversified spread of business, both geographically and by product. On an annualised basis, our US and UK operations will be around 40% and 38% respectively of QBE's total worldwide gross written premium. Australia will fall below 20% but this was not unexpected given that Australia represents less than 1.5% of the world's non-life premium income.

QBE's diversification and its comprehensive approach to risk management have enabled it to achieve significantly improved insurance profitability in recent years. We continue to lead terms and conditions on most business in the countries in which we operate. Our low attritional claims ratios and our substantial allowances for large risk and catastrophe claims in our business plans should mean that we can absorb the anticipated overall average price reductions of around 3% in 2007 and meet our profit targets.

We continue to have a low turnover of senior staff and have quality employees capable of filling more senior roles in the Group. All our operations around the world understand that they must operate within the parameters of our measurable and approved business plans. They have a very strong focus on business acumen and increasing wealth for our shareholders. These factors and the acquisitions made in 2006 and 2007 to date also give us confidence about our future performance.

The excellent 2006 results and our positive outlook have been achieved from our focused, disciplined and professional team of around 7,900 staff which will increase to over 10,000 as a result of the recent acquisitions. I appreciate the enormous support and loyalty that I receive from my fellow employees and their significant contributions over the past year. I also thank our directors for their encouragement and the support that they have provided on the many initiatives that we have undertaken, particularly the two recent major acquisitions.

I look forward to working with the QBE team to achieve our financial targets for 2007 and to build further shareholder wealth going forward.

Frank O'Halloran
Chief executive officer

Worldwide portfolio mix

Property

QBE's property insurance products provide cover against physical loss or damage to assets for individuals and many types of retail, commercial and industrial ventures ranging from small to large value risks, being both rural and city based. Cover is generally available for fire and perils, consequential loss following business interruption, accidental damage and crime exposures. Through our operations in the US and Lloyd's, we also provide insurance protection to insurers and reinsurers against catastrophes and individual risk claims.

Liability (including professional liability)

QBE is a leading provider of liability insurance solutions designed to protect businesses and officers against legal liabilities arising from their day to day operations. We have a keen focus on working with our customers to reduce the frequency of losses and we provide tailored solutions to enable effective risk and cost mitigation. We write a large international account and a limited portfolio of liability business throughout the US, focusing mainly on small to mid-sized regional clients including home owners, farm owners and general liability for commercial operations.

Motor and motor casualty

Our motor insurance products provide corporations, businesses and individuals with a comprehensive range of protections for their commercial and private vehicles which normally can be extended to incorporate third party liability coverage where appropriate. QBE generally targets specific motor market segments and territories. We are a leading insurer in the UK for standard and specialised motor fleets, including London buses, commercial bus and coach fleets, as well as "blue light" fleets comprising police, fire, ambulance and emergency services vehicles.

Workers' compensation

QBE underwrites workers' compensation business usually for its own account or, in the case of some jurisdictions, as an agent of government based schemes. Workers' compensation insurance provides employers with financial protection against liabilities resulting from workplace injuries. Our focus is on rehabilitation of injured workers and helping them return to the workforce as quickly and effectively as possible. We also assist customers in improving workplace safety and reducing the risk of workplace injuries. QBE writes a diversified portfolio of workers' compensation business from corporate and industrial accounts to the domestic level for full-time and part-time household employees.

Marine and energy

QBE is a lead underwriter in the marine and energy insurance sectors around the globe. In the marine segment, QBE provides coverage for hulls, hulls under construction, marine liabilities, protection and indemnity, cargo insurance and private pleasure craft insurance for the boating enthusiast. In the energy sector, we provide lead capacity for physical loss or damage and business interruption coverage, on risks as diverse as offshore oil and gas platforms, onshore oil wells and segments of the petrochemical industry.

CONTRIBUTIONS BY REGION

FOR THE YEAR ENDED 31 DECEMBER	GROSS WRITTEN PREMIUM		NET EARNED PREMIUM		NET PROFIT AFTER INCOME TAX		COMBINED OPERATING RATIO	
	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M	2006 %	2005 %
Australia	**2,491**	2,431	**2,051**	2,015	**387**	360	**82.9**	83.6
Pacific Asia Central Europe	**727**	691	**563**	536	**87**	103	**84.4**	82.3
QBE Insurance (Europe)	**2,502**	2,558	**2,209**	1,954	**385**	314	**88.8**	90.0
Lloyd's division	**2,711**	2,236	**1,644**	1,743	**374**	213	**82.1**	94.5
The Americas	**1,941**	1,492	**1,153**	843	**109**	62	**89.7**	92.9
Equator Re	**901**	353	**538**	295	**141**	39	**81.4**	89.8
Elimination – internal reinsurance	**(901)**	(353)	–	–	–	–	–	–
Group	**10,372**	9,408	**8,158**	7,386	**1,483**	1,091	**85.3**	89.1
Direct and facultative	**8,902**	7,885	**7,006**	6,152	**1,382**	1,116	**84.9**	86.4
Inward reinsurance	**1,470**	1,523	**1,152**	1,234	**101**	(25)	**87.9**	102.2
Group	**10,372**	9,408	**8,158**	7,386	**1,483**	1,091	**85.3**	89.1

WORLDWIDE PORTFOLIO MIX



GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2006	2005
Marine, energy and aviation	**11.7%**	8.3%
Accident and health	**6.1%**	6.2%
Property	**25.6%**	26.9%
Motor and motor casualty	**15.0%**	13.7%
Financial and credit	**2.6%**	2.5%
Liability	**19.9%**	21.8%
Professional indemnity	**9.0%**	9.1%
Workers' compensation	**8.1%**	8.9%
Other	**2.0%**	2.6%

OTHER INSURANCE RATIOS

FOR THE YEAR ENDED 31 DECEMBER	2006 %	2005 %	2004 %	2003 %	2002 %
Premium growth					
Gross written	**10.2**	7.3	5.0	8.1	13.7
Net earned	**10.5**	8.9	12.3	7.0	21.8
Reinsurance ceded to gross written premium	**17.8**	19.0	20.3	21.7	21.1
Net written premium to gross written premium	**82.2**	81.0	79.7	78.3	78.9
Insurance profit to average shareholders' funds (1)	**31.4**	28.2	26.6	20.0	14.6

(1) 2004 comparatives are calculated with reference to the AIFRS adjusted shareholders' funds of $2,951 million at 1 January 2004

Group financial targets and performance goals

[illegible]

TARGETS*	ACTUAL
• Achieve an insurance profit margin of 16.0% to 17.0%	• Insurance profit margin of 21.9%
• Increase profit after income tax and diluted earnings per share by more than 10%	• Profit after income tax increased 36% and diluted earnings per share increased 32%
• Achieve a return on average shareholders' funds of more than 20%	• Return on average shareholders' funds of 26.1%
• Gross written premium growth of 10%	• Gross written premium increased 10.2%
• Net earned premium growth of 12.5%	• Net earned premium increased 10%
• Reinsurance ratio of 17% or less	• Reinsurance ratio of 17.8
• Maintain expense ratio of 12.0% or less	• Expense ratio of 12.5
• Tax rate of around 27%	• Tax rate of 26%
• Maintain Group capital adequacy multiple of more than 1.5 times APRA's minimum requirement for Australian licensed insurers	• Capital adequacy multiple of 2.4 times the minimum requirement
• Gross investment yield slightly in excess of 5.0%	• Gross investment yield of 5.2%

[illegible]

PERFORMANCE GOALS	ACTUAL
• Maintain overall premium rates at levels sufficient to achieve targeted attritional claims ratios	• Overall increase in average premium rates of 6%
• Maintain existing terms, conditions and deductibles	• Existing terms, conditions and deductibles substantially retained
• Further reduce risk profile of insurance business	• Lower maximum event retention ratio achieved
• Continue high retention of key staff and managers	• Very low turnover of key staff and managers
• Continue promotion of QBE's culture and essential behaviours	• OPEN@QBE programme extended
• Continue to effectively manage the impact of foreign exchange volatility	• Effective foreign exchange hedging – $16 million net gain
• Achieve gross investment yield target with a low risk investment strategy	• Gross investment yield of 5.2%

[illegible]

STRATEGY AND PLANNING

QBE has developed a business planning framework which ensures that there is a systematic and disciplined approach to planning throughout the Group.

The framework helps to:

- establish a clear direction and parameters for carrying on business in each operating division;
- build confidence in our ability to execute our corporate strategies and deliver against our business plans;
- more accurately project profitability and financial performance;
- improve alignment of internal resources with external opportunities;
- generate greater accountability and transparency in decision making; and
- target the reduction of uncertainty and volatility, thereby reducing the likelihood and impact of events that could threaten our ability to meet our business objectives

2007

FINANCIAL PERFORMANCE

TARGETS*

- Achieve an insurance profit margin of 17.5% to 18.5%
- Increase profit after income tax by more than 20% and diluted earnings per share by more than 15%
- Achieve a return on average shareholders' funds of more than 23%
- Gross written premium growth of close to 30%
- Net earned premium growth of close to 40%
- Reinsurance ratio of around 15% of gross written premium
- Achieve a combined commission and expense ratio of 29.5% or less
- Tax rate of around 26% or less
- Maintain Group capital adequacy multiple of more than 1.75 times APRA's minimum requirement for Australian licensed insurers
- Gross investment yield slightly in excess of 5.5%

OPERATIONAL PERFORMANCE

PERFORMANCE GOALS

- Complete and integrate the acquisitions in the Americas
- Achieve targets and synergies from acquisitions
- Maintain attritional claims ratio at less than 47.5% of net earned premium
- Increase Equator Re's participation on external reinsurance programmes
- Further reduce risk profile of insurance business and maximum event retention ratio
- Continue high retention of key staff and managers
- Successful implementation of new IT systems in all divisions
- Achieve gross investment yield target with a low risk investment strategy

The QBE board of directors approves the Group's strategy and detailed business plans prepared by management and reviews actual performance against the plans. The strategy is consistent with many factors including our corporate financial profile, our organisational culture and our capacity to effectively manage risks. The strategy and plans form the basis for our risk tolerance within the Group.

Business plans are developed for all classes of insurance business, for our investment portfolios and for all support functions. The plans clearly document our strategy for achieving financial targets and performance goals within the limits set. Annual budgets included in the business plans form the basis for delegating authorities to all managers and staff with specific responsibilities, including underwriters, investment managers and claims managers.

Business plans are subject to detailed review by local and Group senior management. They are prepared annually and actual results are monitored regularly to identify adverse trends so that remedial action can be taken at an early stage. Regular reporting to both local and Group boards on performance against the business plans, including action plans to correct adverse variances, is a fundamental control within the Group.



Risk management



1



2

1 **George Thwaites**
Group chief risk officer

2 **Blair Nicholls**
Group chief actuarial officer

Our ability to manage risk is central to the success of our business. Over time, we have developed processes and internal controls to identify and manage risks in all key areas of risk exposure. As risk management is a continuous process, our approach is targeted to ensure risk management is tailored to suit our business requirements whilst remaining within our risk tolerances.

QBE's risk management strategy is underpinned by a number of robust processes which are aimed at reducing uncertainty and volatility and avoiding unwelcome surprises. All risks are subject to rigorous identification and evaluation throughout the business management cycle.

The Group risk management policy, strategy and framework are embedded in the Group head office and each of the divisions, providing a consistent approach to managing risk across the organisation. The implementation of risk management at the divisional level enables local management to use their specialised knowledge of each portfolio to ensure risks are mitigated at that level.

Risk tolerances are in place for each of the categories of risk faced by the Group:

- insurance risk;
- operational risk, including loss of key QBE people;
- acquisition risk; and
- funds management and treasury risks.

By evaluating risks against these predetermined tolerances, QBE is able to direct resources appropriately and manage risk to acceptable levels. Our internal capital modelling process enables assessment of the risk to reward profile of each business unit, and capital is allocated to reflect the past results and volatility of the business written. QBE's overall risk tolerance for each category of risk is defined in terms of the maximum pre-tax loss that the Group is prepared to accept whilst continuing to achieve profitability targets.

QBE applies a rigorous methodology to assess potential catastrophe claims, including the use of realistic disaster scenarios, commercial catastrophe loss models and in-house catastrophe loss assessment tools. The outcomes



Orpheus sunrise, Orpheus Island, Australia

of these assessments help to set the level of reinsurance required by QBE and, in conjunction with QBE's risk appetite, determine the amount of risk that is retained by the Group and in any one geographic region, business unit or for a particular peril. In 2006, the availability of reinsurance of a sufficiently high security rating and on reasonable terms has been an industry wide issue. QBE has taken steps to further improve the security and ongoing availability of reinsurance through the use of the Group security committee and a range of external and internal arrangements.

CLIMATE CHANGE

There is currently much debate on the issue of climate change and the potential impacts of increasingly volatile and extreme weather patterns and carbon emissions on the insurance and reinsurance industry. We note the considerable debate on the various reasons for climate change and generally support endeavours to mitigate its possible effect. Importantly, we focus on the implications of climate change on our business. One of the most significant risks is the potential for the underestimation of the impact of catastrophic events on QBE and the insurance industry. An inherent strength of the QBE Group is our high level of diversification which mitigates the potential impact of extreme weather events in any one part of the world. The success of QBE's strong risk management approach and conservative reinsurance purchasing is reflected in our record profit results in 2004 and 2005 during which the highest ever level of catastrophe losses was experienced by the industry. QBE recognises that insurance pricing and capital allocation models must be regularly updated to reflect the latest scientific evidence, population shifts, changing property values, extra costs incurred for goods and services from demand surge and short and long term seasonal weather forecasts. As a leading member of the Lloyd's market, QBE is participating in the work currently being undertaken by the Lloyd's emerging risks team to improve the quality of catastrophe modelling to deal with the impacts of more frequent and severe weather related events.

REGULATORY DEVELOPMENTS

The flexibility of QBE's principles based risk framework allows for adaptation in the face of changes in the regulatory or business environment. Regulators, rating agencies and investors continue to converge in their focus on understanding the risks taken by insurers, how they control those risks and the capital required in order to provide adequate protection to policyholders and others. The core principles of the International Association of Insurance Supervisors, to which many regulators now subscribe, indicate the likelihood of further extension of risk based supervision. Significant changes are currently being implemented by many jurisdictions such as the European Solvency II initiatives targeted to be in place in 2009-10, the APRA stage 2 reforms which have been largely completed, except for those related to corporate groups, and the US National Association of Insurance Commissioners which is targeting various reforms by 2010.

Most of the major regulators overseeing the operations of the QBE Group have risk based supervisory methodologies and risk based capital models in place. Rating agencies also now either explicitly assess enterprise risk management in their rating process or include the key elements of risk management as part of their broader rating approach. Ongoing discussions with these stakeholders indicate that the QBE risk management framework meets expectations.

QBE continues to be committed to sound practical risk management in order to protect shareholders' and policyholders' interests.

02-35066

QBE people



Jenni Smith
Group general manager HR

EMPLOYEE NUMBERS

7,900 people

Up from **7,790** last year

QBE Group is a global organisation currently operating in 44 countries with significant businesses in the key general insurance and reinsurance markets around the world. Over recent years, we have experienced strong growth through acquisitions of businesses, the latest being in Sweden, Denmark, Mexico and the US. We currently have more than 7,900 employees which will increase to over 10,000 employees on completion of our recent US acquisitions.

Our people are selected for their ability, experience and 'can do' approach to their roles. The development and retention of our people as our intellectual capital is recognised as paramount for QBE to consistently achieve high business standards and ultimately deliver superior returns to shareholders. The Group's aim is to develop our own talent, leveraging off the experience of our highly skilled and experienced teams around the world through a range of development activities. QBE has an international reputation as a quality employer with a highly developed culture based on performance and reward. We have competitive remuneration structures in place which align employee performance with company and stakeholder objectives whilst also ensuring longer term commitment from our senior executives.

Underpinning our strategy of attracting, developing and retaining quality people is the OPENUPQBE programme which is actively promoted to staff across the Group. The programme, which was developed in 1994 with input from all divisions, has the full support of the Group board and the chief executive officer. It involves nine "essential behaviours" which form the basis of our business and leadership standards and illustrate the values which embody the QBE culture. These standards and values provide consistency in all key activities and create a common thread throughout our organisation. The strength of the QBE culture has provided a platform for the successful integration of the diverse teams from the many acquisitions over recent years.

The first OPENUPQBE programme was presented by Frank O'Halloran in 1995 and has since been extended to increase the capabilities and commercial awareness of staff in key functional areas and in so doing, delivers improved management leadership and business acumen. In 2006, the OPENUP Claims programme was implemented to demonstrate the application of the QBE essential behaviours to claims management. This has generated 19 business improvement projects around the Group within the Group's core philosophy of promptly paying valid claims. The content of the programme was written by senior managers in the business to provide rigour and credibility to the programme. By addressing key strategic and tactical issues within the Group through real business projects and case studies, OPENUP Claims has raised staff awareness of how we do business at QBE and has provided a forum to generate new ideas and build successful teamwork. The programme has enabled participants to demonstrate their commercial ability and implement tangible business improvements which positively influence QBE's key profit drivers and deliver superior returns to shareholders. The identification of region specific issues to be tackled through the programme's business improvement methodology has enabled each division to integrate the QBE essential behaviours into how they conduct their business locally.

QBE NINE ESSENTIAL BEHAVIOURS

- **O**pen thinking
- **P**ersonal impact
- **E**ntrusting
- **N**etworking
- **U**tmost integrity
- **P**lanning perspective
- **Q**uality customer focus
- **B**usiness acumen
- **E**ntrepreneurship

Motivating our people

Driving decisions

Optimising outcomes

Delivering superior returns to shareholders

PERFORMANCE MANAGEMENT, STAFF DEVELOPMENT AND SUCCESSION PLANNING

Our annual performance management process provides the forum for measuring performance and setting objectives, with most staff assessed against QBE's nine essential behaviours as outlined above. QBE is also committed to providing a range of personal development opportunities for employees to realise their full potential and progress within the organisation. Our principal goal is to ensure that the best people occupy the key positions at all levels of the business and that robust succession plans are in place for each of those roles. Key roles throughout the organisation have been analysed and documented using a formalised succession management framework. A pool of potential candidates has been identified against this matrix of key roles, and is regularly assessed in terms of current performance and future potential using a set of consistent measures. Succession plans are aligned to individual career aspirations and development activities are agreed to meet skills gaps.

REMUNERATION AND REWARD

QBE operates in a competitive global market and our performance based remuneration and reward structures must take into account the diversity of individual roles and the complexity of each local operating environment. QBE aims to provide a mix of financial and non-financial rewards to attract, motivate and retain high performing 'can do' people, within a cost structure aligned to shareholders' interests and which is sustainable in the long term.

In order to encourage high levels of performance and to achieve our vision of increasing shareholder wealth, at risk incentive arrangements are in place for most staff worldwide through participation in short term incentive ("STI") arrangements. These arrangements reward staff when they achieve or exceed financial targets and/or meet personal performance objectives.

Our senior management group and other selected high performing individuals participate in an annual deferred compensation award, the Deferred Compensation Plan ("DCP"), with awards in the form of equity in QBE. The value of the DCP is linked to the future creation of shareholder wealth. It also assists in the retention of key staff. Under the DCP, participants are granted conditional rights to fully paid shares and options to subscribe for shares at market value. Participation in the annual equity award is contingent on meeting financial targets for STI purposes and there is a vesting period of a minimum of three years, other than for certain equitable circumstances, before the DCP shares and options are exercisable. Also central to our incentive arrangements is the Employee Share and Option Plan ("the Plan") which has been in place since 1981. Over 6,000 of our employees at all levels of the organisation now hold shares in QBE through the Plan. Details of the Plan and the DCP are set out in note 27 to the financial statements.

Our very low turnover of senior and middle management staff demonstrates the effectiveness of our remuneration and reward system and other retention policies.

Group operations executive

VINCE McLENAGHAN

FANZIIF AGE 47

Mr McLenaghan was appointed chief operating officer of the Group in 2006. He is also currently chief executive officer of Australia Asia Pacific ("AAP"). Mr McLenaghan has been in the insurance industry for 30 years. During his 24 years with QBE, he has served in a number of general management roles, including as managing director of our Asia-Pacific operations.

FRANK O'HALLORAN

FCA AGE 60

Mr O'Halloran was appointed chief executive officer in January 1998. He joined QBE in 1976 as Group financial controller. He was appointed chief financial officer in 1982, joined the board as director of finance from 1987 to 1994 and was director of operations from 1994 to 1997. Mr O'Halloran is a chartered accountant and has had extensive experience in professional accountancy for 14 years and insurance management for over 30 years.

TIM KENNY

NDBS MCM AGE 46

Mr Kenny is currently president and chief executive officer of QBE the Americas. He has over 24 years experience in the insurance industry including 13 years with QBE Group during which he has served as senior vice president, chief financial officer and treasurer in the Americas.

NEIL DRABSCH

FCA, FAICD, FCIS AGE 58

Mr Drabsch was appointed chief financial officer of QBE Insurance Group in 1994 and acts as deputy company secretary of QBE Insurance Group Limited. He joined QBE in 1991 and was the Group company secretary from 1992 to 2001. Mr Drabsch has over 40 years experience in insurance and reinsurance management, finance and accounting, including 24 years as a practising chartered accountant.

STEVEN BURNS

FCA AGE 48

Mr Burns is currently chief executive officer of QBE's European operations. He is a chartered accountant and was finance director of the Janson Green managing agency at Lloyd's from 1987, prior to it being acquired by Limit in 1998. Mr Burns became chief executive officer of the Limit Group in August 2000. In September 2004 he was appointed chief executive officer of European operations as part of the restructure of our European company operations and Lloyd's division.



2
4
5

1 Vince McLenaghan
2 Frank O'Halloran
3 Tim Kenny
4 Neil Drabsch
5 Steven Burns





1 2

3





4

5



Operations overview

AUSTRALIA PACIFIC ASIA CENTRAL EUROPE

AUSTRALIA

General insurance operations throughout Australia providing all major lines of insurance cover for personal and commercial risks.

PACIFIC ASIA CENTRAL EUROPE

General insurance in 25 countries in Asia, Pacific and Central Europe providing personal, commercial and specialist insurance covers, including professional and general liability, marine, corporate property and trade credit.

Major events impacting APACE operations in 2006 were:

- Significant storm activity in the region, particularly Cyclone Larry in Australia and typhoon activity in Asia.
- Acquisition of the remaining 50% of Concord underwriting agencies in July.
- Acquisition of Nordic Aviation Insurance Services in Denmark in April.
- Receipt of approval to open a liaison office in India.

		2006	2005
Gross written premium	$M	**3,218**	3,122
Gross earned premium	$M	**3,132**	3,093
Net earned premium	$M	**2,614**	2,551
Combined operating ratio	%	**83.2**	83.3
Staff numbers		**5,232**	5,302

COUNTRIES OF OPERATION

Australia	Malaysia
Bulgaria	Moldova
China	New Caledonia
Czech Republic	New Zealand
Denmark	Papua New Guinea
Estonia	Philippines
Fiji	Singapore
French Polynesia	Slovakia
Hong Kong	Solomon Islands
Hungary	Thailand
Indonesia	Ukraine
Macau	Vanuatu
Macedonia	Vietnam

EUROPEAN OPERATIONS

QBE INSURANCE (EUROPE)

Insurance and reinsurance business in the UK and Ireland, and insurance business in mainland Europe. Results also include British Marine which was acquired by the Group in 2005.

LLOYD'S DIVISION (TRADING AS LIMIT)

The largest manager and second largest provider of capacity at Lloyd's with capacity in 2007 of £1.1 billion, writing commercial insurance and reinsurance business in the Lloyd's market.

Major events impacting European operations in 2006 were:

- Establishment of a dedicated aviation underwriting team through the creation of syndicate 5555.
- Below average frequency and severity of catastrophe losses.
- Establishment of a branch office in Sweden.
- Integration of the British Marine acquisition.

		2006	2005
Gross written premium	$M	**5,213**	4,794
Gross earned premium	$M	**5,061**	4,643
Net earned premium	$M	**3,853**	3,697
Combined operating ratio	%	**85.9**	92.1
Staff numbers		**1,767**	1,651

COUNTRIES OF OPERATION

Bermuda	Japan
England	Luxembourg
France	Scotland
Germany	Spain
Ireland	Sweden
Italy	


Bermuda

KEY ■ Australia Pacific Asia Central Europe ■ Europe ■ the Americas ■ Equator Re

THE AMERICAS

General insurance and reinsurance business in the Americas. Head office is in New York with operations in North, Central and South America and Bermuda.

Major events impacting the Americas in 2006 were:

- Successful negotiation of the acquisition of two significant property and casualty businesses in the US, being Praetorian Financial Group and Winterthur US Holdings. Both are expected to complete in the second quarter of 2007.
- Below average frequency and severity of catastrophe losses.
- Acquisition of the OneBeacon agricultural business, writing farm and ranch, commercial agricultural and companion lines in 12 states in the US.

		2006	2005
Gross written premium	$M	**1,941**	1,492
Gross earned premium	$M	**1,876**	1,435
Net earned premium	$M	**1,153**	843
Combined operating ratio	%	**89.7**	92.9
Staff numbers		**805**	729

COUNTRIES OF OPERATION

Argentina	Mexico
Bermuda	Panama
Brazil	Peru
Colombia	United States

INVESTMENTS

Management of the Group's investment portfolio. Management of less than 2% of the Group's investments is outsourced.

Major events impacting investment management in 2006 were:

- Continued increase in oil prices until August, at which point prices suddenly weakened.
- Commodity prices were generally strong.
- After 17 successive interest rate increases, the Federal Reserve in the US held interest rates in June.
- Equity markets experienced a major sell off in May, but ended the year on a strong note.

		2006	2005
Gross investment income	$M	**985**	843
Net investment income	$M	**822**	719
Fair value gains on equities	$M	**104**	130
Staff numbers		**49**	41
Investments and cash	$M	**19,972**	17,597

EQUATOR RE

The Group's captive reinsurer, based in Bermuda. Equator Re provides excess of loss protection for the majority of the Group's subsidiaries around the world, as well as participating on a number of the Group's excess of loss and proportional reinsurances placed with external reinsurers.

COUNTRIES OF OPERATION

Bermuda

A hardening retrocession market has made it difficult for insurers to access reinsurance protection with acceptable security at a reasonable price. Equator Re has enabled the Group to more effectively manage its reinsurance costs.

A below average frequency and severity of catastrophe losses has resulted in a significant increase in profit.





Lavender sea, Tasmania, Australia

APACE has general insurance operations in 26 countries in Australia, Asia-Pacific and Central Europe. The division provides personal, commercial and specialist insurance covers, including professional and general liability, marine, corporate property and trade credit.

Australia Pacific Asia Central Europe

Australia Pacific Asia Central Europe ("APACE") produced another outstanding underwriting result with a combined operating ratio of 83.2% compared with 83.3% last year. This slight improvement is due to a continued low frequency of claims despite further overall average premium rate reductions. Insurance profit to net earned premium was an excellent 23.8% unchanged from last year. APACE consists of businesses in 26 countries, the substantial majority of which produced underwriting and insurance profits for the year.

Gross written premium increased 3% to $3,218 million, gross earned premium for the year increased 1% to $3,132 million and net earned premium was up 2% to $2,614 million. Premium growth came from our continued high retention of customers and organic growth being slightly in excess of lapsed business, despite increased competition for most classes of business.

KEY RATIOS – APACE

FOR THE YEAR ENDED 31 DECEMBER		AUSTRALIA 2006	AUSTRALIA 2005	PACE 2006	PACE 2005	TOTAL APACE 2006	TOTAL APACE 2005
Gross written premium	$M	**2,491**	2,43[illegible]	**727**	69[illegible]	**3,218**	3,[illegible]22
Gross earned premium	$M	**2,428**	2,405	**704**	688	**3,132**	[illegible]093
Net earned premium	$M	**2,051**	2,[illegible]15	**563**	536	**2,614**	2,55[illegible]
Claims ratio	%	**55.9**	56.[illegible]	**42.0**	40.[illegible]	**52.8**	52.9
Commission ratio	%	**11.8**	12.7	**20.4**	[illegible]	**13.7**	14.0
Expense ratio	%	**15.2**	14.8	**22.0**	22.8	**16.7**	16.4
Combined operating ratio	%	**82.9**	83.6	**84.4**	82.[illegible]	**83.2**	83.3
Insurance profit to net earned premium	%	**24.7**	24.2	**20.8**	22.2	**23.8**	23.8

PORTFOLIO MIX – AUSTRALIA



GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2006	2005
Professional indemnity	**5.7%**	5.2
Credit and surety	**4.0%**	4.[illegible]
Accident and health	**8.6%**	[illegible]
Property	**14.4%**	16.6
Motor vehicle	**10.0%**	9.3
Cargo	**1.3%**	[illegible]
Householders	**10.5%**	[illegible]
Compulsory third party (CTP)	**7.3%**	7.4
General liability	**19.2%**	[illegible]
Workers compensation	**8.7%**	8.2
Marine and aviation	**4.6%**	4.6
Other	**5.7%**	5.6

Australian operations

Our operations in Australia continue to produce excellent underwriting results with a combined operating ratio of 82.9% compared with 83.6% last year and an insurance profit of 24.7% compared with 24.2% last year. The improvement in results reflects the continued low frequency of claims, high customer retention and the lapsing of business which did not meet our profit criteria as a result of increased competition. The combined operating ratio is after the cost of Cyclone Larry, an increase in the number of large individual risk claims and an increase in the dollar value of risk margins in outstanding claims.

QBE is a market leader for most of the commercial products that we underwrite in Australia. The substantial majority of portfolios produced underwriting results ahead of plan. Premium rates for most portfolios decreased to reflect the improved claims experience and adjustments have been made by our various teams to ensure that we continue to retain our quality customers. Claims frequency continues to be at historically low levels for most portfolios.

Gross earned premium increased by 1% to $2,428 million. The lower overall average premium rate reductions of around 3% in 2006 were more than offset by high customer retention and organic growth being slightly ahead of lapsed business. Net earned premium increased by 2% to $2,051 million.

Many of our products improved underwriting profitability, particularly the workers' compensation, liability and trade credit portfolios. Our travel, rural and small to medium property portfolios were affected by Cyclone Larry and large individual risk claims. The NSW and Queensland compulsory third party and other portfolios produced lower but satisfactory underwriting results.

The continuation of a low frequency of claims in most classes of business has resulted in the net claims ratio decreasing from 56.1% to 55.9%. The acquisition of a number of intermediaries over the past two years helped reduce the commission ratio from 12.7% to 11.8%. However, the expense ratio increased from 14.8% to 15.2% due to expenses of the new intermediaries and the higher IT costs to improve efficiency.

Australian operations won the National Insurance Brokers' General Insurer of the Year award for the fifth consecutive year. This, together with other initiatives designed to ensure QBE has a growing relationship with its distribution channels, has enabled us to maintain high customer retention and pursue new business initiatives. Our IT strategy is focused on removing duplication and manual intervention that exists in our daily dealings with intermediaries.

We have experienced growth in a number of classes of business during 2006 as a result of our initiatives on cross-selling of products. However, we have not written business where premium rates were inadequate, particularly in professional liability products.

We are gradually building our builders' warranty and medical malpractice insurance businesses in Australia. Increased competition and price reductions have meant that we have not met our initial expectations for premium targets for these classes. We are committed to these two new classes of business for QBE but at prices, terms and conditions which mean we can make a reasonable return over the long term.

The excellent results over the past few years and increased competition have resulted in a further slight reduction in overall premium rates for the renewable 1 January 2007 business. We are satisfied that the current market conditions still allow us to meet our profit requirements for each of our products. Going forward we expect the combined operating ratio to deteriorate slightly from the excellent result achieved for 2006 and premium growth to be around 3% without acquisitions.

AUSTRALIAN OPERATIONS

COMBINED OPERATING RATIO

82.9%

Compared with **83.6%** last year

INSURANCE PROFIT RATIO

24.7%

Compared with **24.2%** last year

QBE INSURANCE AUSTRALIA WINS

NIBA General Insurer of the Year for a record fifth year

QBE Group has been recognised for an unprecedented fifth consecutive year as General Insurer of the Year at the 2006 National Insurance Brokers of Australia ("NIBA") convention. The award is recognised as Australia's most prestigious in the Australian general insurance industry.

ACQUISITION

National Credit Insurance (Brokers) Pty Limited

In late December 2005, QBE Group purchased National Credit Insurance (Brokers) Pty Limited ("NCIB"). NCIB distributes trade credit products throughout Australia and New Zealand. The company's success in a highly competitive market is due to its niche focus and targeted product and service propositions.

Pacific Asia Central Europe

Our Pacific Asia Central Europe ("PACE") division produced a solid underwriting result with a combined operating ratio of 84.4% compared with 82.3% last year and an insurance profit of 20.8% compared with 22.2% last year. The deterioration in the combined operating ratio was mainly due to premium rate reductions and an increase in the frequency of large property claims.

The majority of countries in which we operate produced an underwriting profit and overall claims frequency continues to be low. Strong underwriting profits were achieved in Hong Kong, Hungary, Macau, New Zealand, the Pacific Islands, Singapore, Slovakia, and Ukraine. Small underwriting losses were produced in Denmark, Moldova, the Philippines and Vietnam. Very pleasing results were achieved in all other countries.

Gross written premium increased by 5% to $727 million and gross earned premium increased 2% to $704 million. Premium growth was affected by a slight reduction in overall average premium rates and increased competition. Net earned premium increased 5% to $563 million.

The claims ratio was 42.0% compared with 40.8% last year. The slight deterioration is due to the reduction in premium rates and an increase in large property claims. The commission ratio was 20.4% compared with 18.7% last year, with the increase due to changes in geographic and product mix and slightly higher commissions to retain business. The expense ratio decreased from 22.8% to 22.0% even though we commenced implementation of new IT systems in a number of countries.

PACE business is conducted in 25 countries where we have at least a 50% shareholding, management control and a strong distribution base of over 12,000 agents, and longstanding business relationships with key insurance brokers. Our policy for each of our businesses is to be the master of our own destiny. Our relationships with our joint venture partners in Asia and Central Europe continue to be very strong.

PORTFOLIO MIX – PACIFIC ASIA CENTRAL EUROPE



GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2006	2005
Professional indemnity	10.1%	10.4%
Marine	13.6%	11.1%
Workers' compensation	5.8%	6.0%
Motor and motor casualty	17.3%	18.8%
Property	24.3%	24.8%
Accident and health	7.6%	7.5%
Liability	7.8%	7.5
Engineering	3.6%	3.2%
Travel	3.7%	3.0%
Householders	3.3%	3.5%
Other	2.9%	4.2%

We continue to focus on higher business retention and building our specialist product lines through intermediaries. We have considered a number of acquisitions but we have been unsuccessful due to the higher prices being paid by competitors. We are investigating other acquisitions but we will only pay prices which meet our acquisition criteria established over a long period of time.

SUMMARY

The merger of our PACE and Australian operations to form APACE in early 2005 has been successful with significant synergies already obtained. We have also made better use of our professional skills in a number of products to cross-sell to our clients.

The 2006 result was outstanding with the substantial majority of our operations and products producing strong underwriting profits. We will continue to focus on building our businesses in each of the countries in which we operate, acquisitions that add value and new distribution channels. The 2006 underwriting profit was slightly higher than 2005 and compares very favourably against our peers. It reflects the focus that we have on creating wealth for our shareholders.

The management responsibility for our Central European operations was transferred from PACE to our European operations division with effect from 1 January 2007. Our European operations division has recently extended its activities into a number of new countries and we felt it was time to introduce one approach for Europe and better utilise the substantial product skills that we have based in London. The APACE team has done an excellent job in bringing Central Europe into QBE's culture, with particular emphasis on business acumen. Following the change, the division will be known as Australia Asia Pacific.

OUR KEY OBJECTIVES FOR 2007 ARE TO:

- drive closer alignment of our business strategies to those of our key intermediaries;
- complete at least one acquisition in Asia-Pacific;
- continue to improve operational efficiency and eliminate duplication;
- complete the implementation of IT strategies to reduce expenses;
- continue our quality customer focus to increase retention, sales and profitability; and
- further develop the cross-marketing and distribution initiatives across the Australian and Asia-Pacific businesses.

We expect 2007 underwriting profit to continue to be strong but at a slightly higher combined operating ratio than 2006 due to lower premium rates and increased competition. We have a strong team of insurance professionals and management to ensure that we continue to create wealth for our shareholders. I extend my sincere appreciation to the team in APACE for their loyalty, hard work and contribution during 2006. I also extend my gratitude to our joint venture partners for their support and dedication, as well as our intermediaries for their loyalty and business.

Vince McLenaghan

PACIFIC ASIA CENTRAL EUROPE

COMBINED OPERATING RATIO

84.4%

Compared with **82.3%** last year

INSURANCE PROFIT RATIO

20.8%

Compared with **22.2%** last year

RESEARCH INTO THE INDIAN MARKET

The Indian general insurance market presents an exciting opportunity for QBE, growing at more than 20% annually. QBE carried on general insurance business in India for close to 50 years until the sector was nationalised in 1972. The economic and regulatory environment has once more become attractive to foreign companies. After much negotiation and as a first step towards building on this emerging opportunity, QBE was granted regulatory approvals to establish a liaison office in 2006. This is viewed as a major step forward for QBE in India and will help QBE expand its network of business contacts, providing an excellent platform to realise future growth.

82-35066





Atlantic reflections

QBE's European operations comprise QBE Insurance (Europe) and the Lloyd's division trading as Limit. QBE Insurance (Europe) writes insurance and reinsurance business in the UK and Ireland, and insurance business in mainland Europe. Limit underwrites reinsurance and commercial insurance in the Lloyd's market and is the largest managing agent at Lloyd's.

82-35066

European operations

The combined operating ratio for European operations was 85.9% compared with 92 1% last year. The significant improvement in underwriting results is due to a lower level of large catastrophe claims and overall premium rate increases, partly offset by an increase in large individual risk claims. The combined operating ratio also benefited from a continued low frequency of claims on non-catastrophe exposed business.

Gross earned premium increased by 9% to $5,061 million, primarily due to acquisitions in 2005 and the overall average premium rate increases, particularly for energy and US based property risks. Our new Lloyd's aviation syndicate 5555, supported by an experienced London market team, commenced business in October, with small earned premium for the year. Premium growth has been affected by the weak US dollar and by the decision to significantly reduce our exposures to US and Gulf of Mexico hurricanes compared with 2005. Net earned premium increased 4% to $3,853 million. Growth was affected by higher reinsurance costs for catastrophe protections and new proportional reinsurance with Equator Re. Net earned premium growth before the proportional reinsurance to Equator Re was 9%.

KEY RATIOS EUROPEAN OPERATIONS

FOR THE YEAR ENDED 31 DECEMBER		QBE INSURANCE (EUROPE) 2006	QBE INSURANCE (EUROPE) 2005	LIMIT 2006	LIMIT 2005	TOTAL EUROPEAN OPERATIONS 2006	TOTAL EUROPEAN OPERATIONS 2005
Gross written premium	$M	2,502	[illegible]	2,711	[illegible]	5,213	[illegible]
Gross earned premium	$M	2,586	[illegible]	2,475	[illegible]	5,061	[illegible]
Net earned premium	$M	2,209	[illegible]	1,644	[illegible]	3,853	[illegible]
Claims ratio		62.2	[illegible]	49.4	[illegible]	56.6	[illegible]
Commission ratio		14.5	[illegible]	20.7	[illegible]	17.2	[illegible]
Expense ratio		12.1	[illegible]	12.0	[illegible]	12.1	[illegible]
Combined operating ratio		88.8	[illegible]	82.1	[illegible]	85.9	[illegible]
Insurance profit to net earned premium		19.8	[illegible]	26.3	[illegible]	22.6	[illegible]

PORTFOLIO MIX – QBE INSURANCE (EUROPE)



GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2006	2005
Professional indemnity	14.7%	[illegible]
Financial and credit	3.4%	[illegible]
Marine and aviation	8.8%	[illegible]
Accident and health	1.5%	[illegible]
Bloodstock	2.3%	[illegible]
Property treaty	4.4%	[illegible]
Property facultative and direct	9.3%	[illegible]
Workers' compensation	11.1%	[illegible]
Motor vehicle	22.8%	[illegible]
Casualty	1.5%	[illegible]
Public and product liability	17.4%	[illegible]
Other	2.8%	[illegible]

QBE Insurance (Europe)

QBE Insurance (Europe) writes insurance and reinsurance business in the UK and Ireland, and insurance business in France, Spain, Italy, and Germany. In addition, the results include British Marine which was acquired by the Group in late 2005.

This division produced another strong combined operating ratio of 88.8% compared with 90.0% last year. All major classes of business produced excellent results even though our employers' liability, professional liability and general liability products experienced overall average premium rate reductions and increased competition. We continue to experience a low frequency of claims on the majority of portfolios, particularly on the UK and international (non-US) casualty accounts. Our UK property account traded profitably, but the international property account was affected by two major risk claims.

Gross written premium reduced by 2% to $2,502 million primarily due to the transfer of a large portion of the reinsurance business to syndicate 566 in Limit and premium rate reductions for most classes of business which more than offset the premium income from acquisitions in 2005. Organic growth was lower than anticipated due to the reduction in premium rates and increased competition for motor, employers' liability, professional liability and general liability business.

The claims ratio slightly reduced to 62.2% compared with 62.3% last year. This reflects the continued low claims frequency during 2006, partly offset by an increase in large individual risk claims.

The commission ratio reduced from 15.3% to 14.5% due to a change in mix of business, primarily the acquisition of British Marine which has a lower commission ratio than the average for QBE Insurance (Europe). The expense ratio decreased from 12.4% to 12.1% reflecting a number of factors, including further synergies from restructures previously announced.

General insurance operations for the division produced a combined operating ratio of 84.6% compared with 83.4% last year. The slight deterioration reflects the impact of lower premium rates and higher large individual risk claims. The UK and international (non-US) casualty portfolios continue to produce excellent results as did some of the more niche accounts such as bloodstock, leisure and sport, crisis management and the asset and product protection portfolios. Our Ensign motor business produced a solid combined operating ratio in a very competitive market. As reported above, the property account was impacted by two major risk claims.

The combined operating ratio from the relatively small inward reinsurance operations was 130.6% compared with 128.7%. The increase is due to an upgrade in the prior year claims provision. A substantial portion of the reinsurance business written in QBE Insurance (Europe) was transferred to Limit at the end of 2005.

QBE Insurance (Europe) business continues to have a large weighting to long tail business. We expect a slight deterioration in the combined operating ratio in 2007 due to the premium rate reductions on these portfolios in 2006 and during the major renewal season on 1 January 2007.

We continue to look for opportunities to expand our UK regional and mainland European businesses using our distribution channels and diverse product skills in our London operations. For 2007, the prospects for growing the mainland European business have been boosted by the transfer back and reintegration of our Central European operations within this division.

QBE INSURANCE (EUROPE)
COMBINED OPERATING RATIO

88.8%

Compared with **90.0%** last year

INSURANCE PROFIT RATIO

19.8%

Compared with **16.8%** last year

SEEING THINGS DIFFERENTLY

In 2006, QBE Insurance (Europe) extended its communications with brokers and other intermediaries, focusing particularly on small to medium sized enterprises in regional centres outside the Greater London area. This successful campaign illustrated examples of the company's innovative and customer focused approach to specialist lines of insurance. The campaign has resulted in increased awareness of QBE as a leading UK insurer across a broader business network and has positively impacted intermediary business.



Limit

Limit is currently the largest manager and second largest provider of capacity at Lloyd's. QBE provides 100% of capacity for syndicates 566, 2000, 1036 and 5555, and 69% of capacity for syndicate 386. Our Lloyd's capacity for 2007 is £1.1 billion compared with £1.0 billion for 2006. The increase is primarily for our new aviation syndicate 5555.

Limit's results for 2006 were excellent with a combined operating ratio of 82.1% compared with 94.5% last year. This significant improvement is due to the lower level of large catastrophes and higher premium rates, principally on US catastrophe-exposed property and energy business. All active syndicates produced excellent results. Claims frequency continued to be low due to the actions taken to improve portfolio performance in recent years and the reduced exposure to attritional losses and US and Gulf of Mexico hurricanes, particularly in syndicates 566, 2000 and 1036.

Gross written premium was up 21% to $2,711 million and gross earned premium was up 9% to $2,475 million due to overall average premium rate increases on property and energy business exposed to catastrophes, the transfer of reinsurance business from QBE Insurance (Europe) and a small contribution from the new aviation syndicate which commenced in October. Premium growth was affected by our decision to reduce exposure to US and Gulf of Mexico hurricanes and the appreciation of sterling against the US dollar for the conversion of our substantial US dollar domiciled business. The growth in premium for our casualty business (primarily non-US) was affected by lower premium rates and increased competition. However, customer retention remains high. Net earned premium reduced by 6% to $1,644 million due to the new proportional reinsurance to Equator Re and increased reinsurance costs to protect catastrophe exposures. Net earned premium growth before the proportional reinsurance to Equator Re was 5%.

The net claims ratio decreased from 63.6% to 49.4%. This substantial improvement is due to the lower net claims from catastrophes, the continued low frequency of claims across the majority of portfolios and positive development of prior year claims.

The commission ratio slightly increased from 20.3% to 20.7% due to the slight change in mix of business. The expense ratio increased from 10.6% to 12.0% due to higher incentives from increased profits, lower profit commissions from external capital providers to syndicate 386 and higher IT costs for the implementation of new systems.

PORTFOLIO MIX – LIMIT



GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2006	2005
Professional indemnity	12.9%	[illegible]
Marine, energy and aviation	27.7%	[illegible]
Property	26.0%	28.7
Public and product liability	29.3%	29.5
Other	4.1%	[illegible]

The combined operating ratio from general insurance business was 90.5% compared with 93.0% last year. This superb result reflects the continued low frequency of claims on non-catastrophe exposed business. The combined operating ratio for inward reinsurance was an excellent 53.4% compared with 98.2% last year. The substantial reduction is due to the lower net claims from catastrophes, the substantially higher premium rates and a generally lower risk profile.

Our first full year of operation of the new general aviation syndicate 5555, together with our high retention of customers and our lead position for the majority of products which we underwrite, will assist premium growth in 2007.

[illegible]

The significant renewal season of 1 January 2007 saw a slight decrease in overall average premium rates of 3% as a result of the continued low frequency of claims and increased competition, although this varied markedly by class of business. We have a lead position in the London market and we are looking for opportunities to build our business using our substantial London market expertise for specialist products in regional UK and mainland European markets. Our 2007 exposure to major catastrophes is largely unchanged from 2006. We have been able to restructure some of our reinsurance programmes to enable a slight overall reduction in the cost of reinsurance in 2007 whilst also enhancing the quality and security of the protections provided.

We are satisfied with our decision in 2006 to significantly reduce our exposures to improve the reward for our shareholders over the long term. We will not be tempted by the relatively low level of catastrophes in 2006 to write more premium volume and increase our exposures to windstorms and other catastrophes.

We continue to look for opportunities to further diversify our products in our mainland European business. The Central European operations which were part of QBE's APACE division in 2005 and 2006 have been transferred to European operations with effect from 1 January 2007 to enable us to maximise our geographic and product spread. After the transfer we will have operations in 12 countries across mainland Europe.

We continue to maintain a conservative approach to reinsurance purchasing and retentions for large losses and catastrophes. This, together with our philosophy of cautious reserving of prior year exposures and substantial allowances in unearned premium for large losses and catastrophes, gives us confidence regarding our performance in 2007.

OUR KEY OBJECTIVES FOR 2007 ARE TO:

- continue to seek acquisition opportunities that meet QBE's criteria and fit our strategic priority to further enhance our product mix and geographic spread;
- successfully reintegrate the Central European countries with our other mainland European operations to deliver profitable growth;
- continue to deploy our specialist products to a wider client base and to refine our underwriting delivery through more diverse distribution channels;
- focus on protecting our underwriting margins in the anticipated competitive market conditions that will prevail throughout 2007; and
- continue to seek further operational and process synergies to achieve cost reductions, particularly through our medium term strategy to reduce our multiplicity of IT platforms.

2006 was an exceptional year in terms of profitability for our European operations. The most pleasing aspect is that the substantial majority of our portfolios produced improved returns for our shareholders. The now expanded European operations provides us with new opportunities and challenges to build on our many products and strong portfolio management capabilities.

I appreciate the dedication, hard work and support of my team. I particularly thank them for the significant contribution that they have made to the very strong 2006 result.

Steven Burns

LIMIT

COMBINED OPERATING RATIO

82.1%

Compared with **94.5%** last year

INSURANCE PROFIT RATIO

26.3%

Compared with **12.4%** last year

THE LAUNCH OF A NEW SYNDICATE

Launched on 1 October 2006, syndicate 5555 is QBE's new dedicated, specialist aviation syndicate. The creation of syndicate 5555 represents a major step forward in all aspects of QBE's involvement in the specialist aerospace sector and builds upon some 40 years of experience in Australia and syndicate 566's aviation reinsurance book. The new syndicate, which is based in London and forms part of our Limit operations, will write a book of business across three main sectors

- Airlines - commercial jet operators with upwards of 50 passengers per aircraft
- General aviation - all classes of aircraft, helicopters and airships up to a maximum of 50 seats
- Products - airports and third party service providers





Desert bloom, Nevada, United States

With headquarters in New York, QBE the Americas writes general insurance and reinsurance business in the US, Central and South America and Bermuda.

the Americas

QBE the Americas is comprised of four main streams of insurance and reinsurance business. The specialist insurance programme business focuses on niche products and markets through managing agents. Our general insurance business comprises regional brands that focus on small to medium clients throughout the Americas to distribute insurance products through independent and in-house agents. The Latin America division comprises general insurance operations in Argentina, Brazil and Colombia and reinsurance businesses through our joint venture QBE Del Istmo in Colombia, Mexico, Panama and Peru. Finally, the fourth stream is our reinsurance business, supporting predominantly small to medium insurers with limited exposure to major catastrophes.

QBE's operations in the Americas produced a record underwriting profit with a combined operating ratio of 89.7% compared with 92.9% last year. The improvement was partly due to higher overall average premium rates and a slightly lower level of catastrophes. There were a number of small tornado and hail catastrophe losses in 2006.

Gross written premium increased 30% to $1,941 million and gross earned premium increased 31% to $1,876 million. This substantial increase was due to acquisitions made in 2005 and 2006, higher overall average increases in premium rates and a continued high retention of business. Net earned premium increased 37% to $1,153 million. The substantial difference between gross and net earned premium is due to proportional reinsurance ceded to highly rated reinsurers for our specialist programme business. Of the total reinsurance cost of $723 million, 69% related to proportional reinsurance. Equator Re participates on a number of these proportional reinsurance programmes.

The net claims ratio was 55.9% compared with 60.0% last year. Our continued low frequency of claims and our very low exposure to long tail casualty business has been beneficial. The commission ratio was 25.6% compared with 25.5% last year with the small increase mainly due to lower profit commissions from proportional reinsurance protections. The expense ratio increased from 7.4% to 8.2%, primarily from the higher expense ratio on growth in general insurance business, increased staff incentives from improved profitability and the cost of new IT.

General insurance business for 2006 was 77% of total gross written premium compared with 72% last year. This reflects our strategy of focusing on general insurance business. The combined operating ratio from our general insurance business was 91.1% compared with 92.5% last year. Our reinsurance business, which is primarily US regional and Latin American business, produced a combined operating ratio of 86.7% compared with 93.5% last year.

The majority of products produced excellent underwriting results as did the acquisitions made in 2005 and 2006. We continue to focus on selected regional portfolios in the US to ensure that we are not as exposed to major catastrophes as others who write nationwide accounts and large risks.

The last few months of 2006 have been very productive in our acquisition activity. We have been fortunate to be able to make two large acquisitions in late December 2006 and early January 2007 respectively which not only meet QBE's acquisition criteria but also provide further product diversification and increased distribution in the US. These acquisitions are subject to regulatory approval.

The acquisition of Praetorian Financial Group will more than double the size of our specialist insurance programme business written through managing agents. QBE has an excellent record of profitability in this type of business. The Praetorian Financial Group was reactivated in 2005 to carefully select profitable specialist insurance programmes from the over 250 written by the Clarendon Insurance Group, a wholly owned subsidiary of Hannover Re. The integration of Praetorian Financial Group's business into QBE, utilising QBE's management approach, will mean that our US operations will have close to $3.1 billion of annualised specialist insurance programme gross written premium.

KEY RATIOS THE AMERICAS

FOR THE YEAR ENDED 31 DECEMBER		2006	2005
Gross written premium	$M	1,941	1,492
Gross earned premium	$M	1,876	[illegible]
Net earned premium	$M	1,153	[illegible]
Claims ratio		55.9	[illegible]
Commission ratio		25.6	[illegible]
Expense ratio	%	8.2	7.4
Combined operating ratio		89.7	92.9
Insurance profit	%	13.9	[illegible]

PORTFOLIO MIX – THE AMERICAS



GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2006	2005
Property	38.1%	37.4
Casualty	21.6%	25.0%
Motor and motor casualty	17.7%	13.3
Accident and health	14.0%	15.5%
Workers compensation	3.1%	2.8%
Other	5.5%	6.0%

The acquisition of Winterthur US complements the acquisitions of National Farmers Union in late 2005 and the OneBeacon agriculture business in 2006, with general insurance business written through independent and in-house agents. Winterthur US writes business mainly through two well known brand names, General Casualty and Unigard. This acquisition will add 1,700 independent agents in 33 states of the US focusing on small to medium sized client business. The Winterthur US business provides QBE with excellent infrastructure, including IT to grow the general insurance business through the independent agency stream in the US. The acquisition will increase our annualised general insurance gross written premium to close to $2.2 billion.

Managing agents are full service agents for specific products using appropriate delegated authorities, generating higher commissions and low expense ratios. Independent agents are generally sales agents selling products on behalf of a number of insurers.

In addition to the above, the Americas' final two streams of business comprise our reinsurance operation, which is predominantly regional US business of approximately $0.4 billion, and our Latin America business of $0.2 billion. Our focus for the next two years will be on integrating the recent acquisitions in the US, the achievement of $50 million of synergies after tax and on building our Latin America business. The recent acquisition of Seguros Cumbre SA de CV in Mexico will provide us with an ideal base for commencement of general insurance operations in Mexico. It has a profitable commercial lines portfolio of small to medium sized clients with an expected annualised gross written premium of $60 million.

The acquisitions mean that gross written premium is expected to grow by more than 150% in 2007 and a further 20% in 2008. As the Praetorian Financial Group and Winterthur US acquisitions have a relatively low exposure to major catastrophes, the cost of our excess of loss reinsurance protections will substantially reduce as a percentage of premium to around 6% compared with 9% in 2006.

We expect additional profits after tax from our new acquisitions of $380 million in the first full year of operation before synergies and after the cost of funding. Longer term, we aim to exceed this using our disciplined approach to portfolio management, our continued focus on return on capital allocated to the Americas and our dedicated management of the products that we underwrite.

In 2008, QBE the Americas will be close to 40% of the Group's gross written premium as a result of the acquisitions. Our team is aware of the need to maximise the opportunities from our existing excellent businesses and the new acquisitions. We remain committed to pricing adequacy, underwriting integrity, sound agency management and a counter-cyclical approach to insurance and reinsurance on property, casualty and health business using our admitted and non-admitted licences. Our strategy of regular review of each portfolio to improve performance and product and geographic diversification has worked well for us.

OUR KEY OBJECTIVES FOR 2007 ARE:

- integration of the Praetorian Financial Group and Winterthur US portfolios and operations and the achievement of profit targets and synergies;
- continued focus on gradually expanding our presence in key Latin American markets and integration of Seguros Cumbre in Mexico;
- to maintain discipline on pricing; and
- to maintain high retention of our quality customers.

The board and management of QBE Group have given management of QBE the Americas enormous support with the three acquisitions in recent months. Our objective is to deliver the targeted returns and more.

I express my sincere appreciation for the enormous support and dedication that I have received from our team over the past 12 months, particularly their contribution to the strong insurance profit for 2006 and their assistance on our recent acquisition activity.

Tim Kenny

THE AMERICAS
COMBINED OPERATING RATIO

89.7%

Compared with **92.0%** last year

INSURANCE PROFIT RATIO

13.9%

Compared with **10.8%** last year

QBE THE AMERICAS AGRI BUSINESS DIVISION

In September 2006, QBE the Americas continued its strategy of focused diversification with the completion of the previously announced acquisition of OneBeacon Insurance Company's Agri business division.

From its Kansas offices, the new QBE Agri division writes farm and ranch commercial agricultural and companion lines throughout the US with a concentration in 12 core states. QBE the Americas is proud to welcome the division's employees and management as members of its specialist insurance team and will continue to support the division's trusted relationships with its longstanding independent agent network.

QBE Agri anticipates it will write over $115 million in premium in 2007. Coupled with the acquisition of National Farmers Union Insurance Company in 2005 and the acquisition of Winterthur US, QBE will be one of the leading agricultural insurers in the US. QBE's agricultural based business will now exceed $380 million in premium.

Investments



Mark ten Hove
Group general manager investments

Investment income for 2006 was ahead of budget and our overall internal benchmarks. This outperformance was due to interest rates being slightly higher than anticipated, a continuation of strong equity markets and our decision to be short duration on cash and fixed interest securities. The results for the year were achieved on a low risk investment strategy with targets based on achieving absolute returns. We have now outperformed the absolute return targets in seven out of the past eight years since these targets were introduced.

We significantly outperformed external benchmarks on cash and fixed interest securities for our major portfolios in the UK, US, Australian and Euro markets. Our short duration strategy has consistently worked for us during the recent period of rising interest rates. We underperformed equity markets, primarily because of our absolute return focus including the locking in of equity gains for 2006 in October. The equity derivatives were unwound in early January 2007.

Gross investment income was $985 million compared with $843 million last year. The Group's gross investment yield on cash and fixed interest securities increased from 4.3% to 4.7% and the overall gross yield including equities was unchanged at 5.2%. The yield on cash and fixed interest securities includes unrealised gains and losses to bring investments to market value. Net investment income including borrowing costs and investment expenses increased from $718 million to $822 million. The gross and net investment income includes realised and unrealised gains on equities of $104 million before tax compared with gains of $130 million before tax last year.

At 31 December 2006 we held listed equities at 8.6% of total investments and cash. Our equity portfolio was invested 46% in Australia, 27% in the UK, 15% in the US and 12% in portfolios in other countries. Our cash and fixed interest portfolios had an average maturity of 0.4 years which we have subsequently lengthened to around 0.7 years in January 2007. We will increase the duration as soon as we believe the interest rate cycles have reached their peak. The strong cash flow and acquisitions in 2006 have resulted in a 14% increase in investments and cash from $17.6 billion at 31 December 2005 to $20.0 billion at 31 December 2006

We continue to maintain a policy of matching liabilities with assets of the same currency so far as practicable and matching all "tradeable" overseas

INVESTMENT INCOME

FOR THE YEAR ENDED 31 DECEMBER	2006 $M	2005 $M
Dividends	47	[illegible]
Interest	719	567
Realised (losses) gains on sale of controlled entities	(1)	[illegible]
Other income	7	[illegible]
	772	627
Realised gains on fixed interest securities	60	[illegible]
Realised (losses) gains on equities and investment properties	(13)	34
Unrealised gains on fixed interest securities	43	[illegible]
Unrealised gains on equities and investment properties	123	[illegible]
Gross investment income	985	843
Exchange gains	18	[illegible]
Interest expense	(128)	(96)
Other expenses	(32)	(15)
Net cost of ABCs	(21)	17
Net investment income	822	718

shareholders' funds back into Australian dollars. The nature of our business is such that we will have slight mismatches from time to time.

The recent acquisitions in the US together with anticipated cash flow will bring investments and cash to close to $28 billion by the end of 2007. This, together with the recent interest rate increases in Australia, the US, Euro markets and the UK will be beneficial for investment income in 2007. We will continue our low risk absolute return strategy. For 2007, this means a relatively short duration fixed income portfolio and for equities, which are held mainly to support our shareholders' funds, maintaining a portfolio slightly less than 10% of total investments and cash.

We expect interest rates to remain relatively unchanged in the US, Australia and the UK, and recent indications suggest that some equity markets will continue to rise albeit at a considerably lower rate than the past three years. Our comprehensive investment model, which enables us to review the implications of numerous investment scenarios and asset allocations, continues to be a valuable tool for actively managing our investment portfolio and monitoring our absolute return strategy.

OUR KEY OBJECTIVES FOR 2007 ARE TO
- achieve or outperform our absolute return targets for 2007;
- integrate the new portfolios from the US acquisitions;
- upgrade funds management and treasury systems;
- continue to invest in our people; and
- reduce funds management costs as a percentage of funds under management to competitive levels.

The investment team is very pleased with its outperformance of our financial targets and internal benchmarks for 2006. I would like to take this opportunity to thank my team for their contribution and hard work during the past year.

Mark ten Hove



Harbour seascape, Sydney Australia

TOTAL INVESTMENTS AND CASH

AS AT	**31 DECEMBER 2006**		**31 DECEMBER 2005**	
	$M	**%**	**$M**	**%**
Cash	**1,019**	**5.1**	1,061	6.0
Short term money	**10,040**	**50.3**	8,292	47.1
Fixed interest securities and other	**7,134**	**35.7**	7,537	42.9
Equities	**1,741**	**8.7**	674	3.8
Investment properties	**38**	**0.2**	33	0.2
Total investments and cash	**19,972**	**100.0**	17,597	100.0

CURRENCY MIX

MARKET VALUE OF EQUITIES	**2006 %**	**2005 %**
Australian dollar	**46**	54
Sterling	**27**	37
US dollar	**15**	2
Other	**12**	7

MARKET VALUE OF TOTAL INVESTMENTS AND CASH	**2006 %**	**2005 %**
Australian dollar	**28**	30
Sterling	**35**	34
US dollar	**24**	23
Other	**13**	13

Board of directors

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DUNCAN BOYLE

BA, FCII, AGE 55

Mr Boyle was appointed an independent non-executive director of QBE in September 2006. He is a member of the audit and remuneration committees. Mr Boyle has 34 years of insurance experience working in Australia, New Zealand and the UK.

JOHN CLONEY

ANZIIF, FAIM, FAICD, AGE 66

CHAIRMAN

Mr Cloney joined QBE as managing director in 1981. He retired in January 1998, at which time he became a non-executive director. He was appointed deputy chairman in April 1998 and chairman in October 1998. He is chairman of the chairman's and funding committees, and a member of the investment and remuneration committees. Mr Cloney is a director of ABN AMRO Australia Holdings Pty Limited, Boral Limited and Maple-Brown Abbott Limited. He is chairman of the Create Foundation and a trustee of the Sydney Cricket & Sports Ground Trust.

FRANK O'HALLORAN

FCA, AGE 60

CHIEF EXECUTIVE OFFICER

Mr O'Halloran was appointed chief executive officer in January 1998 and is a member of the chairman's, funding and investment committees. He joined QBE in 1976 as Group financial controller. He was appointed chief financial officer in 1982, joined the board as director of finance from 1987 to 1994 and was director of operations from 1994 to 1997. He has had extensive experience in professional accountancy for 14 years and insurance management for over 30 years.

ISABEL HUDSON

MA, FCII, AGE 47

Ms Hudson is based in the UK and was appointed an independent non-executive director of QBE in November 2005. She is a member of the audit and remuneration committees. Ms Hudson is chief executive of Synesis Life Limited. She is a member of the committee of Scope, a UK charity.

LEN BLEASEL AM

FAIM, FAICD, AGE 64

Mr Bleasel was appointed an independent non-executive director of QBE in January 2001. He is chairman of the remuneration committee and a member of the audit committee. Mr Bleasel is chairman of ABN AMRO Australia Holdings Pty Limited. He is also chairman of the Zoological Parks Board of NSW and is on the advisory boards of various charities.

IRENE LEE

BA, BARRISTER AT LAW, AGE 53

Ms Lee was appointed an independent non-executive director of QBE in May 2002. She is chairman of the audit committee and a member of the funding and investment committees. Ms Lee is executive chairman of Mariner Bridge Investments Limited and is a director of Ten Network Holdings Limited and ING Bank (Australia) Limited. She is a member of the Takeovers Panel, the advisory council of JP Morgan Australia and the executive council of the UTS Faculty of Business. Ms Lee is also a trustee of the Art Gallery of New South Wales.

THE HON NICK GREINER AC

BEc, MBA, AGE 59

Mr Greiner was appointed an independent non-executive director of QBE in September 1992. He is a member of the audit, chairman's, funding and remuneration committees. He is chairman of Bradken Limited and Bilfinger Berger Australia, and deputy chairman of Stockland Trust Group. He is a director of BlueFreeway Limited and McGuigan Simeon Wines Limited. He is a trustee of the Sydney Theatre Company and a governor of the Committee of Economic Development of Australia.

BELINDA HUTCHINSON

BEc, FCA, AGE 53

Ms Hutchinson was appointed an independent non-executive director of QBE in September 1997. She is chairman of the investment committee and a member of the audit and funding committees. She is a director of Coles Group Ltd, St Vincent's & Mater Health Sydney Limited and Telstra Corporation Limited.

CHARLES IRBY

FCA (ENGLAND & WALES), AGE 61

Mr Irby is based in the UK and was appointed an independent non-executive director of QBE in June 2001. He is a member of the investment committee and chairman of the European operations' audit committee. He is chairman of Aberdeen Asset Management plc and a director of Great Portland Estates plc and North Atlantic Smaller Companies Investment Trust plc. Mr Irby is also a trustee and governor of King Edward VII's Hospital Sister Agnes.

Corporate governance statement

This statement aims to disclose as clearly and objectively as possible QBE's corporate governance standards and practices so that they can be readily understood by our shareholders, policyholders and other stakeholders. QBE also continues to focus on other equally important issues such as the strength of its outstanding claims provision, the quality of its reinsurers and the depth of its culture of honesty, integrity and business acumen.



Duncan Ramsay
General counsel and company secretary

BOARD OF DIRECTORS

Directors are selected to achieve a broad range of skills, experience and expertise complementary to the Group's activities. These details for individual directors are included on page 45 and can also be found on the QBE website. The board comprises nine directors being the chairman, the chief executive officer and seven independent non-executive directors using the "independence" definition of the ASX Corporate Governance Council. Applying this definition, the board has determined that a non-executive director's relationship with QBE as a professional adviser, consultant, supplier, customer or otherwise is not material unless amounts paid under that relationship exceed one per cent of the Group's revenue or expenses.

The roles of chairman and chief executive are not exercised by the same individual.

As a general guide, the board has agreed that a non-executive director's term should be approximately 10 years. The board considers that a mandatory limit on tenure would deprive the Group of valuable and relevant corporate experience in the complex world of international general insurance and reinsurance. The Hon NF Greiner AC has been a non-executive director for more than 10 years, and he will retire at the 2007 AGM in April.

The chairman has 50 years involvement in the insurance industry, including over 17 years as managing director of QBE until he retired in January 1998. He became chairman in October 1998. The chairman's former executive capacity with QBE has been fully disclosed to shareholders, who re-elected him as a director by an overwhelming majority at the 2006 AGM. QBE's other directors consider that the chairman exercises independent judgment. Further, they believe it is in shareholders' and policyholders' interests to retain his wealth of experience and have resolved that he should continue in that role. However, the chairman is not considered to be an "independent" director as recommended by the ASX Corporate Governance Council because there was less than a three year period between him acting as managing director and being appointed chairman.

The chairman oversees the performance of the board, its committees and each director. The board review procedure involves a periodic assessment of the entire board, with the review of each director comprising a combination of written questions and answers covering the areas concerned together with an interview with each director. The chairman reports the overall result to the board as a whole and it is discussed by all directors. This review procedure is a precursor to other directors determining whether to support, via the notice of meeting, a non-executive director for re-election at an AGM.

QBE's constitution provides that no director except the chief executive officer shall hold office for a continuous period in excess of three years or past the third annual general meeting following a director's appointment, whichever is the longer, without submission for re-election at the next AGM. Under QBE's constitution, there is no maximum fixed term or retirement age for non-executive directors.

Directors advise the board on an ongoing basis of any interest they have that they believe could conflict with QBE's interests. If a potential conflict does arise, either the director concerned may choose not to, or the board may decide that he or she should not, receive documents or take part in board discussions whilst the matter is being considered.

Under QBE's constitution, management of the Group is vested in the board. In particular, the board:

- oversees corporate governance;
- selects and supervises the chief executive officer;
- provides direction to management;
- approves the strategies and major policies of the Group;
- monitors the achievement of strategies and policies;
- monitors performance against plan;
- considers regulatory compliance; and
- reviews human resources (including succession planning), information technology and other resources.

The board ensures it has the information it requires to be effective including, where necessary, external professional advice. A non-executive director may seek such advice at the company's cost with the consent of the chairman. All directors would receive a copy of such advice. Non-executive directors may attend relevant external training courses at QBE's cost with the consent of the chairman.

Strategic issues and management's detailed budgets and three year business plans are reviewed at least annually by the board. The board receives updated forecasts during the year. Visits by non-executive directors to the Group's offices in key locations are encouraged. To help the board to maintain its understanding of the business and to effectively assess management, directors have regular presentations by the divisional chief executive officers and other senior managers of the various divisions on topics including budgets, three year business plans and operating performance, and have contact with senior employees at numerous times and in various forums during the year. The board meets regularly in Australia and at least once a year overseas. Each meeting normally considers reports from the chief executive officer and chief financial officer together with other relevant reports. The board regularly meets in the absence of management. The chairman and chief executive officer in particular, and board members in general, have substantial contact outside board and committee meetings.

COMMITTEES

The board is supported by several committees which meet regularly to consider the audit process, investments, remuneration and other matters. The main committees of the board are the audit committee, the investment committee and the remuneration committee. These committees operate under a written charter approved by the board. Any non-executive director may attend a committee meeting. The committees have direct and unlimited access to QBE's senior managers during their meetings and may consult external advisers when necessary at QBE's cost, including requiring their attendance at committee meetings. Committee membership is reviewed regularly.

In addition, the board has established a chairman's committee, comprising the chairman, a non-executive director, currently The Hon NF Greiner AC, and the chief executive officer, and a funding committee, comprising the chairman, The Hon NF Greiner AC, Ms BJ Hutchinson, Ms IYL Lee and the chief executive officer. These committees meet as required, including to deal with such matters as are referred by the board from time to time.

The board regularly discusses its composition and is involved in the selection of new members. All directors are members of the nomination committee. External consultants may be engaged where necessary to search for prospective board members. The board has adopted non-executive director nomination guidelines. As a relatively small board of nine directors (including the chief executive officer), the directors believe that this is an efficient mechanism for dealing with this issue.

Details of directors' attendance at board and committee meetings are outlined in the table of meeting attendance set out in the directors' report on page 55. A report on each committee's last meeting is provided to the next board meeting. The company secretary acts as secretary to all committees.

Audit committee

The membership of the audit committee may only comprise non-executive directors. The audit committee normally meets four times a year. The chairman must be a non-executive director who is not the chairman of the board. The current members are Ms IYL Lee (chairman), Mr LF Bleasel AM, Mr DM Boyle, The Hon NF Greiner AC, Ms IF Hudson and Ms BJ Hutchinson.

The role of the audit committee is to oversee the integrity of QBE's financial reporting process. This includes review of:

- the quality of financial reporting to the Australian Securities and Investments Commission ("ASIC"), ASX and shareholders;
- the consolidated entity's accounting policies, practices and disclosures; and
- the scope and outcome of external and internal audits.

The audit committee's responsibilities include the financial statements (including items such as the outstanding claims provision, reinsurance recoveries and income tax), external and internal audit, risk management, internal controls, compliance other than regulatory compliance and significant changes in accounting policies.

The chairman of the board and other non-executive directors normally attend audit committee meetings which consider the 30 June and 31 December financial reports. Meetings of the audit committee normally include, by invitation, the chief executive officer, the chief financial officer, the chief operating officer, the chief actuarial officer, the chief risk officer, the Group internal audit manager and the external auditor. On occasion, other relevant senior managers also attend.

The audit committee has direct and unlimited access to the external auditor. The external auditor, the Group internal audit manager and the chief actuarial officer have direct and unlimited access to the audit committee.

The chief executive officer and chief financial officer provide the board with certificates in relation to the financial reports and risk management as recommended by the ASX Corporate Governance Council and as required by the *Corporations Act 2001*.

External auditor independence

QBE firmly believes that the external auditor must be, and must be seen to be, independent. The external auditor confirms its independence in relation to the 30 June and 31 December financial reports and the audit committee confirms this by separate enquiry. The audit committee has contact with the external auditor in the absence of management in relation to the 30 June and 31 December financial reports and otherwise as required. The external auditor normally confers with the audit committee in the absence of management as part of each meeting.

QBE has issued an internal guideline on external auditor independence. Under this guideline, the external auditor is not allowed to provide the excluded services of preparing accounting records, financial reports or asset or liability valuations. Furthermore, it cannot act in a management capacity, as a custodian of assets or as share registrar.

The board believes some non-audit services are appropriate given the external auditor's knowledge of the Group. QBE may engage the external auditor for non-audit services other than excluded services subject to the general principle that fees for non-audit services should not exceed 30% of all fees paid to the external auditor in any one financial year. External tax services are generally provided by an accounting firm other than the external auditor.

The external auditor has been QBE's auditor for many years. As a diverse international group, QBE requires the services of one of a limited number of international accounting firms to act as auditor. It is the practice of QBE to review from time to time the role of the external auditor. The *Corporations Act 2001*, Australian professional auditing standards and the external auditor's own policy deal with rotation and require rotation of the lead engagement partner after five years. In accordance with such policy, the lead engagement partner of the external auditor rotated in 2004.

Investment committee

The membership of the investment committee comprises four non-executive directors and one executive director. The investment committee normally meets three times a year. The chairman must be a non-executive director who is not the chairman of the board. The current members are Ms BJ Hutchinson (chairman), Mr EJ Cloney, Mr CLA Irby, Ms IYL Lee and Mr FM O'Halloran. Meetings of the investment committee normally include, by invitation, the Group general manager, investments, the chief financial officer and the chief operating officer.

The role of the investment committee is to oversee QBE's investment activities. This includes review of:

- investment objectives and strategy;
- investment risk management;
- currency, equity and fixed interest exposure limits;
- credit exposure limits with financial counterparties; and
- Group treasury.

The investment committee's responsibilities include review of economic and investment conditions as they relate to QBE, approval of

management's recommended investment strategy and review of investment performance, including the performance of QBE's defined benefit superannuation funds.

Remuneration committee

The membership of the remuneration committee may only comprise non-executive directors. The remuneration committee normally meets four times a year. The chairman must be a non-executive director who is not the chairman of the board. The current members are Mr LF Bleasel AM (chairman), Mr DM Boyle, Mr EJ Cloney, The Hon NF Greiner AC and Ms IF Hudson. Meetings of the remuneration committee normally include, by invitation, the chief executive officer, the chief operating officer and the Group general manager, human resources.

The role of the remuneration committee is to oversee QBE's general remuneration practices. The remuneration committee's responsibilities include:

- recommendation of the total remuneration cost ("TRC") of the chief executive officer and approval of the TRC of the Group operations executive and Group head office management;
- review and approval of short and long term incentives such as equity based plans;
- review of superannuation;
- review of performance measurement criteria, succession plans and other major human resource practices;
- review of personal development plans for the Group executive and other senior positions; and
- recommendations on non-executive director remuneration.

QBE has operations and staff in 44 countries with differing laws and customs. QBE's remuneration policy therefore needs to reflect the fact that QBE is a global organisation, whilst also taking into account local remuneration levels and practices.

Details of remuneration

Details of remuneration of employees and non-executive directors, including employee entitlements under the Employee Share and Option Plan and the Deferred Compensation Plan, are included in the remuneration report on pages 57 to 67 and in notes 27 and 28 to the financial statements.

RISK MANAGEMENT

QBE's core business is the underwriting of risk. The Group's successful performance over many years clearly establishes its substantial risk management credentials.

Diversification is used as a tool to reduce the Group's overall insurance risk profile by spreading exposures, thereby reducing the volatility of results. QBE's approach is to diversify insurance risk, both by product and geographically. Product diversification is achieved through a strategy of developing strong underwriting skills in a wide variety of classes of business. A combination of core and specialty products under the control of proven employees skilled in such products allows QBE to lead underwrite in many of the markets in which we operate. Geographic diversification is achieved by operating in 44 countries.

QBE has a global risk management framework that defines the risks that QBE is in business to accept and those that we are not, together with the key risks that QBE needs to manage and the framework and standards of control that are needed to manage those risks.

The foundation of our risk management is the obligation and desire to manage our future and create wealth for our shareholders by maximising profitable opportunities through:

- adequate pricing of risk;
- avoiding unwelcome surprises by reducing uncertainty and volatility, such as by controlling aggregate exposures and maintaining sound reinsurance arrangements;
- optimising risk and more effectively allocating capital and resources by assessing the balance of risk and reward;
- achieving competitive advantage through better understanding of the risk environment in which we operate;
- complying with laws and internal procedures; and
- improving resilience to external events.

The Group has established internal controls to manage risk in the key areas of exposure relevant to its business. The broad risk categories are insurance risk, acquisition risk, operational risk and funds management and treasury risk. Internal controls and systems are designed to provide reasonable assurance that the assets of the Group are safeguarded, insurance and investment exposures are within desired limits, reinsurance protections are adequate, counterparties are subject to security assessment and foreign exchange exposures are within predetermined guidelines. The board approves annually a comprehensive risk management strategy ("RMS") and reinsurance management strategy ("REMS"), both of which are lodged with the Australian Prudential Regulation Authority ("APRA"). The RMS deals with all areas of significant business risk to the Group. The REMS covers topics such as the Group's risk tolerance and the Group's strategy in respect of the selection, approval and monitoring of all reinsurance arrangements. The Group security committee assesses reinsurer counterparty security. This management committee normally meets four times a year and holds special meetings as required.

While the RMS and REMS are approved by the board, QBE believes that managing risk is the responsibility of the Group head office and the business units, and that all staff need to understand and actively manage risk. The business units are supported by compliance teams and by Group senior management. Further information is provided on pages 18 and 19 of the annual report and in notes 4 and 5 to the financial statements.

Internal audit

A global internal audit function is critical to the risk management process. QBE's internal audit function reports to senior management and the audit committee on the monitoring of the Group's worldwide operations. Internal audit provides independent assurance that the design and operation of the controls across the Group are effective. The internal audit function operates under a written charter from the audit committee. Other governing documents include a reporting protocol, internal audit manual, internal audit rating

system, internal audit opinion levels and internal audit timetables. A risk based internal audit approach is used so that higher risk activities are reviewed more frequently. The Group's internal audit teams work together with the external auditor to provide a wide audit scope.

Delegated authorities

QBE has operated under an extensive written system of delegated authorities for many years. In particular, a written delegated authority with specified limits is approved by the board each year to enable the chief executive officer to conduct the Group's business in accordance with detailed budgets and business plans. This authority deals with topics such as underwriting, reinsurance protection, claims, investments, acquisitions and expenses. The chief executive officer delegates his authority to management throughout the Group on a selective basis taking into account expertise and past performance. Compliance with delegated authorities is closely monitored by management and adjusted as required for actual performance, market conditions and otherwise. Management and the Group's internal audit teams review compliance with delegated authorities and any breach can lead to disciplinary procedures, including dismissal in serious cases.

Actuarial review

It is a longstanding practice of the directors to ensure that most of the Group's insurance liabilities are assessed by actuaries. The Group's outstanding claims provision is reviewed by experienced internal actuarial staff. The chief actuarial officer is based in head office and there are over 90 actuarial staff who are involved in forming an independent view, separate from management, of the central estimate and the probability of adequacy of the outstanding claims provision and premium liabilities, premium rates and related matters. Approximately 90% of QBE's outstanding claims provision is also reviewed by external actuaries at least annually. Most external actuaries are from organisations which are not associated with the external auditor.

Insurance and other regulation

General insurance and, to a lesser extent, reinsurance are heavily regulated industries. In addition to the Group's accounting, legal, tax and other professional teams, each division has compliance personnel and there is a Group risk and compliance manager based in head office. In Australia, regulators include ASIC, the Australian Competition and Consumer Commission, APRA, the Australian Privacy Commissioner and relevant state authorities for compulsory third party motor insurance and workers' compensation insurance. These regulatory bodies enforce laws which deal with a range of issues, including capital requirements and consumer protection. Similar local laws and regulations apply to the Group's operations outside Australia.

COMMUNICATION AND GUIDELINES

Continuous disclosure

ASX Listing Rule 3.1 requires QBE to inform the ASX immediately once QBE is or becomes aware of any information concerning it that a reasonable person would expect to have a material effect on the price or value of QBE's shares. Procedures are in place to ensure that items which potentially require announcement to the ASX are promptly notified to head office for assessment and released as required. The chief executive officer is responsible for authorising the release of market announcements. All market announcements are posted promptly to the Group's website.

QBE takes the spirit of its continuous disclosure obligations very seriously and issues frequent market announcements during the year to satisfy those obligations. A list of the material announcements made since 1 January 2006 is included on page 144.

Communication with shareholders

QBE distributes an annual report to all shareholders except those who elect not to receive it. QBE also produces a half year report, with a results summary sent to all shareholders except those who elect not to receive it. Both reports are available on the QBE website. The website also contains historical and other details on the Group. Shareholders can discuss their shareholding with either the shareholder services department or the share registrar, both located in Sydney.

The AGM is held in Sydney each year, usually in April. Shareholders are encouraged to attend the AGM in person or by proxy. Most resolutions in the notice of meeting have explanatory notes. During the AGM, shareholders may ask questions of either the chairman or the external auditor.

Communications with analysts, investors, media and others

The chief executive officer, chief financial officer, divisional chief executive officers, chief operating officer, chief risk officer and general counsel and company secretary generally deal with analysts, investors, media and others, taking account of regulatory guidelines including those issued by the ASX on continuous disclosure. The presentations on the 30 June and 31 December results and other major presentations are sent to the ASX before the presentations commence and are available promptly on the Group's website. The 30 June and 31 December presentations are also generally webcast.

Share trading guidelines

The company has guidelines for directors and senior Group executives relating to the purchase and sale of securities of the company. These are in addition to the insider trading provisions of the *Corporations Act 2001*. In particular, the guidelines state that directors and senior Group executives should:

- never actively trade the company's securities;
- not hedge unvested entitlements; and
- notify any intended transaction to nominated people within the Group.

The guidelines identify set periods during which directors or senior Group executives may buy or sell the company's securities, being three to 30 days after each of the release of the company's half year results, the release of the company's annual report and the date of the AGM, and also three days after the issue of any prospectus until the closing date. Any QBE share dealings by directors are promptly notified to the ASX.

Other Group guidelines

The Group has adopted a code of conduct for Australian operations, Group head office and Group investment division, which forms the basis for the manner in which these employees perform their work. The code of conduct requires that business be carried out in an open and honest manner with our customers, shareholders, employees, regulatory bodies, outside suppliers, intermediaries and the community at large. The code also deals with confidentiality, conflicts of interest and related matters. The non-executive directors have adopted a code of conduct for themselves which is substantially the same as the code above.

Other divisions have or are developing codes of conduct based on the Group code above, with some differences to allow for the requirements of the particular country or countries in which the division operates.

There are other Group policies covering anti-discrimination, employment, harassment, QBE essential behaviours, health and safety, privacy, whistle-blowing and many other business practices. These policies are underpinned by the Group's vision and values statements. The vision and values statements form part of the induction information given to new employees. One of the core values of the Group is integrity.

QBE in Australia follows the general insurance code of practice, a self-regulated code developed by the Insurance Council of Australia relating to the provision of products and services to customers of the general insurance industry of Australia. A revised code commenced in July 2006.

QBE in Australia is a member of the Insurance Ombudsman Service, an ASIC approved external dispute resolution body for insurance disputes between consumers and insurers. Similar insurance practice rules apply to the Group in certain other countries outside Australia.

Details of indemnification and insurance arrangements are included in the directors' report on page 54.

The following documents are available in the corporate governance area of QBE's website or on request from the company secretary:

- board charter;
- audit, investment and remuneration committee charters;
- non-executive director nomination guidelines;
- code of conduct for non-executive directors;
- code of conduct for Australian operations, Group head office and Group investment division;
- guidelines for dealing in securities of QBE Insurance Group Limited or other companies by directors and senior Group executives;
- continuous disclosure guidelines; and
- shareholder communication guidelines.

Environmental issues

QBE is a corporation involved in an industry that seeks to play an role, in conjunction with governments, individuals and organisations, in managing and reducing environmental risk. In an initiative to collaborate with the United Nations environment programme, QBE, together with a number of other major international insurers, is a signatory to a statement of environmental commitment by the insurance industry.

Your directors present their report on the consolidated entity consisting of QBE Insurance Group Limited and the entities it controlled at the end of or during the year ended 31 December 2006.

DIRECTORS

The following directors held office during the whole of the financial year and up to the date of this report:

EJ Cloney (chairman)
LF Bleasel AM
The Hon NF Greiner AC
IF Hudson
BJ Hutchinson
CLA Irby
IYL Lee
FM O'Halloran

Mr DM Boyle was appointed as a director on 28 September 2006.

At the 2007 annual general meeting ("AGM"), The Hon NF Greiner AC will retire. Mr Bleasel will retire by rotation and offers himself for re-election. Mr Boyle retires in accordance with article 74 of the company's constitution and offers himself for re-election.

Details of the directors and their qualifications are provided on page 45.

CONSOLIDATED RESULTS

	2006 $M	2005 $M
Revenue		
Premium revenue	**10,069**	9,171
Other revenue	**1,768**	2,946
Net fair value gains on financial assets	**207**	217
Net fair value gains (losses) on investment properties	**6**	(1)
Realised (loss) gain on sale of controlled entities	**(1)**	11
Investment income – ABC financial assets pledged for funds at Lloyd's	**122**	84
	12,171	12,428
Expenses		
Outward reinsurance premium expense	**1,911**	1,785
Gross claims incurred	**5,528**	6,744
Other expenses	**2,449**	2,179
Expenses – ABC securities for funds at Lloyd's	**143**	101
Finance costs	**128**	96
Profit before income tax	**2,012**	1,523
Income tax expense	**519**	425
Profit after income tax	**1,493**	1,098
Net profit attributable to minority interest	**10**	7
Net profit after income tax attributable to members of the company	**1,483**	1,091

PROFIT

The directors are pleased to announce a 36% increase in net profit after income tax to $1,483 million for the year ended 31 December 2006 compared with $1,091 million last year. The significant increase in profit reflects the continuation of favourable insurance conditions, the benefit of premium growth from acquisitions, the Group's geographic and product diversification, conservative reinsurance protections and improved investment yields.

DIVIDENDS

The directors are also pleased to announce a final dividend of 55.0 cents per share, 60% franked, for the year ended 31 December 2006. The total dividend for 2006 is 95.0 cents per share, up 34% compared with 71.0 cents per share for the year ended 31 December 2005. The final dividend payout, including shares issued under the Dividend Reinvestment Plan ("DRP") and the Dividend Election Plan ("DEP"), is $452 million compared with $302 million last year. The DRP and DEP have been reinstated after having been suspended for the interim dividend in September 2006. The franking account balance on a tax paid basis, after taking into account the final dividend franked at 60%, is a surplus of $90 million

ACTIVITIES

The principal activities of the company and its controlled entities during the year were underwriting general insurance and reinsurance risks, management of Lloyd's syndicates and investment management.

SHAREHOLDERS' FUNDS

Shareholders' funds increased during the year by 23% to $6,283 million at 31 December 2006. The number of shares advised to the Australian Stock Exchange increased from 794 million to 819 million mainly due to the conversion of hybrid securities and the reinvestment of dividends.

REVIEW OF OPERATIONS

Gross earned premium was $10,069 million, up 10% from last year. Premium growth was assisted by the acquisitions made in 2005, a continued high retention of business and the overall average increase in premium rates. New business growth was less than anticipated due to competition and our unwillingness to write business that did not meet our profit targets. Net earned premium increased 10% to $8,158 million. After the elimination of internal reinsurance with our captive Equator Re, the Group's cost of reinsurance reduced as a percentage of gross written premium even though we incurred significant rate increases on the protections purchased for our reinsurance operations.

The ratio of claims, commissions and expenses to net earned premium (combined operating ratio) was 85.3% compared with 89.1% last year. All divisions produced strong underwriting results. The net claims ratio was 55.8% compared with 59.9% last year reflecting lower large catastrophe claims and the continued low frequency of attritional claims on most of our portfolios. Net claims above $2.5 million from catastrophes and large individual risk losses in 2006 were 10.0% of net earned premium compared with 11.7% last year. The commission ratio increased slightly from 16.9% to 17.0% reflecting a change in the mix of business. The expense ratio was 12.5%, up slightly from 12.3% last year, mainly due to the acquisitions of intermediaries in Australia and higher IT costs.

Australia Pacific Asia Central Europe

Australian general insurance combined operating ratio was 82.9% compared with 83.6% last year. The strong result was achieved from a continued low frequency of claims together with high customer retention and the lapsing of business which did not meet our profit criteria due to increased competition. Net earned premium of $2,051 million was up 2% from the last year. Growth was affected by a reduction in overall average premium rates. The claims ratio decreased from 56.1% to 55.9%. The commission ratio decreased from 12.7% to 11.8% mainly due to benefits from the acquisition of intermediaries. The expense ratio increased from 14.8% last year to 15.2% due to expenses of the new intermediaries and higher IT costs to improve efficiency.

Pacific Asia Central Europe combined operating ratio was 84.4% compared with 82.3% last year. The deterioration was mainly due to premium rate reductions and an increase in the frequency of large property claims. Premium growth was affected by a reduction in overall average premium rates and increased competition. Net earned premium increased by 5% to $563 million. The claims ratio increased from 40.8% to 42.0%. The commission ratio increased from 18.7% to 20.4% reflecting a change in the geographic and product mix of business and slightly higher commissions to retain business. The expense ratio decreased from 22.8% to 22.0% even though we commenced implementation of new IT systems in a number of countries.

European operations

This division comprises two main business units: QBE Insurance (Europe) and our Lloyd's division trading as Limit. QBE Insurance (Europe), which includes company operations in the UK, Ireland and Western Europe, reported net earned premium growth of 13% to $2,209 million. Premium growth benefited from the acquisitions made in 2005, partly offset by the transfer of reinsurance business to Limit and the effects of competition. The division produced a combined operating ratio of 88.8% compared with 90.0% last year. The combined operating ratio reflects the continued low frequency of claims in the majority of portfolios, partly offset by an increase in large individual risk claims. The net claims ratio was 62.2% compared with 62.3%. The commission ratio decreased from 15.3% to 14.5% from a change in the mix of business, primarily the effect of the British Marine acquisition. The expense ratio decreased from 12.4% last year to 12.1%, reflecting further synergies from restructures previously announced.

Lloyd's division combined operating ratio was 82.1% compared with 94.5% last year, reflecting the lower level of large catastrophes during the year and higher premium rates, principally on US catastrophe-exposed property and energy business. Net earned premium reduced by 6% to $1,644 million due to increased competition and the effect of new proportional reinsurance to Equator Re. The claims ratio reduced from 63.6% to 49.4%. The commission ratio increased from 20.3% to 20.7% due to a change in the mix of business. The expense ratio increased from 10.6% last year to 12.0% due to higher incentives for increased profits, lower profit commissions from third party capital providers and increased IT costs due to the implementation of new systems.

the Americas

This division reported net earned premium growth of 37% to $1,153 million due to the impact of the acquisitions made in 2005 and early 2006, higher overall average increases in premium rates and a continued high retention of business. The combined operating ratio was 89.7% compared with 92.9% last year due to the higher premium rates and a lower level of catastrophe claims. The net claims ratio decreased from 60.0% to 55.9%. The commission ratio increased marginally from 25.5% last year to 25.6% mainly due to lower profit commissions from proportional reinsurance protections. The expense ratio increased from 7.4% to 8.2% due to the higher expense ratio on growth in general insurance business, increased incentives for improved profitability and greater costs of new IT systems.

The provision for **outstanding claims** for the majority of Group entities is determined after consultation with internal and external actuaries. The outstanding claims assessment takes into account the statistical analysis of past claims, allowance for claims incurred but not reported, recoveries and future interest and inflation factors. As in previous years, the directors consider that substantial risk margins are required in addition to actuarial central estimates to cover uncertainties such as latency claims, changes in interest rates and superimposed inflation. The APRA prudential standards provide that, for our Australian licensed insurers, outstanding claims must be set at a level that provides a probability of at least 75% that the provision for outstanding claims will be adequate to settle claims as they become payable in the future. The directors and management have set an internal target range of 85% to 94% and the directors have satisfied themselves that the Group's outstanding claims provision is slightly in excess of the high end of this range.

Net investment income increased 14% to $822 million reflecting the higher interest rates, strong cash flow from operations, strong equity markets and the short duration portfolio. The result includes net fair value gains on equities of $104 million ($130 million gain last year) and foreign exchange gains of $18 million ($3 million gain last year). The gross investment yield before finance costs, exchange gains and losses and investment expenses was unchanged at 5.2% compared with last year.

Income tax expense for the period reduced from 28% of profit before tax last year to 26%, primarily due to higher profits earned in lower tax countries, including Bermuda, the base for our captive reinsurer, Equator Re.

GROUP INDEMNITIES

Article 115 of the company's constitution provides that the company indemnifies past and present directors, secretaries or other officers against any liability incurred by that person as a director, secretary or other officer of the company or its controlled entities. This indemnity does not apply to any liability (excluding legal costs):

- owed to the company or its controlled entities (e.g. breach of directors' duties);
- for a pecuniary penalty or compensation order under the *Corporations Act 2001*; or
- which did not arise out of conduct in good faith.

The indemnity extends to legal costs other than where:

- in civil proceedings, an exclusion above applies;
- in criminal proceedings, the person is found guilty;
- the person is liable for civil remedies in proceedings brought by the Australian Securities and Investment Commission ("ASIC"), a corresponding regulator in another jurisdiction or a liquidator (unless as part of the investigation before proceedings are commenced); or
- the court does not grant relief after an application under the *Corporations Act 2001* or corresponding legislation in another jurisdiction that the person acted honestly and having regard to all the circumstances ought fairly to be excused for negligence, default, breach of trust or breach of duty in civil proceedings.

Article 115 was revised at the 2006 AGM.

DIRECTORS' AND OFFICERS' INSURANCE

The consolidated entity pays a premium each year in respect of a contract insuring directors, secretaries, senior managers and employees of the consolidated entity together with any natural person who is either a trustee of or a member of a policy committee for a superannuation plan established for the benefit of the consolidated entity's employees against liabilities past, present or future. The officers of the consolidated entity covered by the insurance contract include the directors listed on page 52, the secretary, DA Ramsay, and deputy secretaries, NG Drabsch and PE Barnes.

In accordance with normal commercial practice, disclosure of the total amount of premium payable under, and the nature of liabilities covered by, the insurance contract is prohibited by a confidentiality clause in the contract.

No such insurance cover has been provided for the benefit of any external auditor of the consolidated entity.

DECLARATIONS BY THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

The chief executive officer and the chief financial officer have provided declarations to the directors stating that the financial records and annual financial statements are in compliance with the *Corporations Act 2001* and applicable accounting standards. Reference is included on page 138 of the financial report.

SIGNIFICANT CHANGES

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

EVENTS SUBSEQUENT TO THE BALANCE DATE

In December 2006, the consolidated entity announced the purchase of Praetorian Financial Group, a property and casualty insurer in the US. The purchase is subject to regulatory approvals and is expected to complete early in the second quarter of 2007. The purchase price is US$0.8 billion and the fair value of net tangible assets at the date of acquisition is expected to be around US$0.46 billion.

Since 31 December 2006, the consolidated entity has announced the purchase of Winterthur Holdings Inc., a property and casualty insurer in the US. The purchase is subject to regulatory approvals and is expected to complete during the second quarter of 2007. The purchase price is US$1.16 billion and the fair value of net tangible assets at the date of acquisition is expected to be US$0.78 billion.

Except for the items discussed above, no other matter or circumstance has arisen since 31 December 2006 that has significantly affected or may significantly affect:

- the consolidated entity's operations in future financial years;
- the results of those operations in future financial years; or
- the consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS

Information on likely developments in the consolidated entity's operations in future financial years and the expected results of those operations has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

MEETINGS OF DIRECTORS

	FULL MEETINGS OF DIRECTORS[1]	MEETINGS OF COMMITTEES				
		AUDIT	CHAIRMAN'S	FUNDING	INVESTMENT	REMUNERATION
Number of meetings held	8	4	1	1	3	4
Number attended						
LF Bleasel AM	8	4	–	–	–	4
DM Boyle[2]	3	1	–	–	–	2
EJ Cloney	8	–	1	1	3	4
The Hon NF Greiner AC	8	4	1	–	–	4
IF Hudson	8	4	–	–	–	4
BJ Hutchinson	8	4	–	1	3	–
CLA Irby	8	–	–	–	3	–
IYL Lee	8	4	–	1	3	–
FM O'Halloran[3]	8	–	1	1	3	–

(1) Included a four day review meeting in London. In addition, directors attended quarterly meetings for each of the Australian regulated insurance companies.

(2) Mr Boyle was appointed on 28 September 2006.

(3) Mr O'Halloran attends audit and remuneration committee meetings by invitation, not being a member of those committees.

During the February, June and August 2006 board meetings, the board also met as the nomination committee to consider issues relevant to the appointment of non-executive directors. Further meetings occurred during the year, including meetings of the chairman and chief executive officer, meetings of the directors with management or regulators, and meetings of non-executive directors. From time to time, directors attend meetings of committees of which they are not currently members.

DIRECTORSHIPS OF LISTED COMPANIES HELD BY THE MEMBERS OF THE BOARD

From 1 January 2004 to 31 December 2006 the directors also served as directors of the following listed companies:

	POSITION	DATE APPOINTED	DATE CEASED
LF Bleasel AM			
Foodland Associated Limited	Chairman[1]	11 March 2004	24 November 2005
St George Bank Limited	Director	27 May 1993	16 December 2005
EJ Cloney			
Boral Limited	Director	3 March 1998	–
Patrick Corporation Limited	Director	1 May 2003	11 May 2006
The Hon NF Greiner AC			
Bradken Limited	Chairman	13 April 2004	–
McGuigan Simeon Wines Limited	Director	11 September 1992	–
Stockland Trust Group	Deputy chairman	1 September 1992	–
BJ Hutchinson			
Coles Group Ltd	Director	23 September 2005	–
Crane Group Limited	Director	1 September 1997	9 June 2004
TAB Limited	Director	11 July 1997	6 July 2004
Telstra Corporation Limited	Director	16 November 2001	–
CLA Irby			
Aberdeen Asset Management plc	Chairman	1 August 1999	–
Great Portland Estates plc	Director	1 April 2004	–
North Atlantic Smaller Companies Investment Trust plc	Director	10 December 2002	–
IYL Lee			
Beyond International Limited	Director	30 September 1986	25 November 2004
BioTech Capital Limited	Director	14 June 2000	1 July 2004
Mariner Financial Limited	Director	5 September 1985	30 October 2006
Mariner Bridge Investments Limited	Executive chairman	26 October 2006	–
Record Funds Management Limited	Director	14 May 2002	31 August 2005
ALLCO Finance Group Limited (formerly Record Investments Limited)	Director	16 January 2001	9 June 2006
Ten Network Holdings Limited	Director	13 October 2000	–

(1) Mr Bleasel was appointed as a director of Foodland Associated Limited on 10 April 2002.

(2) Mr Boyle and Ms Hudson have no directorships relevant to this disclosure.

QUALIFICATIONS AND EXPERIENCE OF COMPANY SECRETARIES

DA Ramsay B Comm, LLB, LLM, FANZIIF, FCIS

Mr Ramsay is general counsel and company secretary of QBE Insurance Group Limited. His legal career commenced in March 1986 with Freehills, where he worked in the general commercial and litigation areas. In June 1993, he joined QBE as general counsel. Since May 2001, he has acted as general counsel and company secretary for the consolidated entity. He is also a director or secretary of a number of QBE controlled entities and acts as chairman of the policy committee and a trustee respectively of QBE sponsored superannuation plans in Australia and New Zealand.

NG Drabsch FCA, FAICD, FCIS

Mr Drabsch was appointed chief financial officer in 1994 and acts as deputy company secretary of QBE Insurance Group Limited in addition to being a director of a number of QBE controlled entities. He joined QBE in 1991 and was the company secretary for the consolidated entity from 1992 to 2001. Mr Drabsch has over 40 years experience in insurance and reinsurance management, finance and accounting, including 24 years as a practising chartered accountant. He is a member of the Finance & Advisory Committee to the Insurance Council of Australia ("ICA"). He was previously a member of other representative committees for the ICA in relation to the development of Australian accounting standards for general insurance.

PE Barnes BEc, FCA

Mr Barnes is deputy company secretary of QBE Insurance Group Limited and company secretary of selected controlled entities in Australia. Mr Barnes has been company secretary of many of QBE's Australian companies since November 1991. He has been responsible for taxation matters in QBE's Australian operations for the past 18 years and was formerly an accounting manager in QBE's international division. Prior to joining QBE 19 years ago, Mr Barnes was a manager in the chartered accounting firm Horwath and Horwath. He has for the past 13 years been chairman of the ICA's taxation committee.

DIRECTORS' INTERESTS AND BENEFITS

(A) Ordinary share capital

Directors' interests in the ordinary share capital of the company at the date of this report are as follows:

DIRECTOR[1]	2006 NUMBER	2005 NUMBER
LF Bleasel AM	**27,264**	27,264
DM Boyle	-	-
EJ Cloney	**685,377**	734,917
The Hon NF Greiner AC[2]	**65,715**	55,505
IF Hudson	-	-
BJ Hutchinson	**33,950**	27,446
CLA Irby	**15,000**	15,000
IYL Lee	**21,129**	13,956
FM O'Halloran	**1,135,939**	1,023,499

(1) Amounts in the above table do not include interests attributable to personally related parties.

(2) During the year The Hon NF Greiner AC converted 10,000 warrants into 12,500 ordinary shares.

(B) Conditional rights and options

At the date of this report, Mr O'Halloran had 130,488 (2005 138,038) conditional rights to ordinary shares of the company and 328,052 (2005 344,165) options over ordinary shares of the company under the Deferred Compensation Plan ("DCP"). Details of the DCP are provided in note 27 to the financial statements.

The names of all persons who currently hold options granted under the Employee Share and Option Plan ("the Plan") and conditional rights are entered in the registers kept by the company pursuant to section 168 of the *Corporations Act 2001* and the registers may be inspected free of charge.

(C) Share loans

At the date of this report, Mr O'Halloran had a non-recourse loan of $4,335,692 (2005 $4,335,692) and a personal recourse loan of $891,507 (2005 $nil) for the purchase of shares in QBE Insurance Group Limited. Under Australian equivalents to International Financial Reporting Standards ("AIFRS"), non-recourse loans and the shares they purchase are derecognised and treated as options.

(D) Related entity interests

Details of directors' and executives' interests with related entities are provided in note 28 to the financial statements.

REMUNERATION REPORT

The following information is included in the remuneration report:

SECTION		REQUIRED BY
(A)	Remuneration framework	AASB 124: Related Party Disclosures ("AASB 124")[1]
(B)	Remuneration and reward structure	AASB 124[1]
(C)	Employment agreements	AASB 124[1]
(D)	Remuneration details	AASB 124[1]
(E)	Share based compensation	AASB 124[1]
(F)	At risk remuneration	*Corporations Act 2001* and Corporations Regulations 2001[2]
(G)	Relationship between remuneration and company performance	*Corporations Act 2001* and Corporations Regulations 2001[2]

(1) AASB 124 permits these disclosures to be transferred from the financial report to the remuneration report. These disclosures have been audited.

(2) These disclosures are additional to those disclosures required under AASB 124 and have not been audited.

The remuneration report outlines the policy of the board in relation to the remuneration of the directors and executives of the consolidated entity. In addition, this report details the remuneration of key management personnel of the consolidated entity who are defined as the directors (executive and non-executive) and those persons having authority and responsibility for planning, directing and controlling the activities of the consolidated entity, either directly or indirectly.

(A) Remuneration framework

The remuneration committee of the board oversees remuneration practices. The committee assesses the appropriateness of remuneration policies and practices in order to fairly and responsibly reward executives, ensuring rewards are commensurate with performance, and that remuneration levels are market competitive in the various markets in which the consolidated entity operates.

(i) Non-executive directors

Non-executive director remuneration reflects the consolidated entity's desire to attract, motivate and retain high quality directors and to ensure their active participation in the consolidated entity's affairs for the purposes of corporate governance, regulatory compliance and other matters. The consolidated entity aims to provide a level of remuneration for non-executive directors comparable with its peers, which include multi-national financial institutions. The board reviews surveys published by independent remuneration consultants and other public information to ensure that fees paid are appropriate.

(ii) Executives

Remuneration and reward philosophy

Remuneration practices vary in each of the markets within which the consolidated entity operates, and therefore the diversity of individual roles and the complexity of each operating environment is considered. The remuneration committee recognises that the consolidated entity operates in a competitive environment, where the key to achieving sustained performance is to generally align executive reward with increasing shareholder wealth.

The guiding principles applied in managing remuneration and reward for executives combine:

- linking individual performance to the achievement of financial targets and business strategies;
- the achievement of short term and long term financial business targets that deliver sustained growth in value for shareholders (e.g. return on equity, insurance profit, return on capacity for our Lloyd's business and investment performance); and
- using market data to set fixed annual remuneration levels.

The remuneration committee seeks the advice of independent remuneration consultants to ensure that remuneration and reward levels are appropriate and are in line with market conditions in the various markets in which the consolidated entity operates. The remuneration committee endeavours to have remuneration structures in place that encourage the achievement of a return for shareholders in terms of both dividends and growth in share price.

Short Term Incentive scheme

The Short Term Incentive ("STI") scheme is a short term incentive arrangement in the form of an annual cash award, designed to reward both executives and the majority of staff. The STI aims to recognise the contributions and achievements of individuals when annual financial business targets relating to the performance of the business unit, the division or the consolidated entity as appropriate are achieved or exceeded.

Deferred Compensation Plan

Key management personnel and other executives are eligible to participate in a Deferred Compensation Plan ("DCP"). An executive is only entitled to participate in the DCP when an STI is earned. The DCP aims to attract and retain key executives and to increase shareholder value by motivating executives. It provides executives with the opportunity to acquire equity in the form of conditional rights to fully paid shares without payment by the executive, and options to subscribe for shares at market value at the grant date. Further details are provided in note 27 to the financial statements.

The remuneration committee reviews and approves the STI and the DCP terms annually, and approves the total quantum of short term incentive and deferred compensation for executives based on the applicable audited results.

The success of the incentive schemes is demonstrated by the extremely low turnover of senior staff and the wealth that has been created for shareholders, as demonstrated in the table on page 67.

(B) Remuneration and reward structure

(i) Non-executive directors

Non-executive director remuneration packages contain the following key elements:

COMPONENT	DESCRIPTION
Fees	Annual gross cash remuneration. The aggregate amount approved by shareholders at the 2004 AGM was $2,200,000 per annum. The amount paid to individual non-executive directors may vary according to specific responsibilities, including involvement on the committees of the board. Non-executive directors may sacrifice future fees into the QBE non-executive directors share plan.
Other benefits	Non-executive directors do not receive any performance based remuneration such as cash bonuses or equity incentives. Under the company's constitution, non-executive directors are entitled to be paid all travel and related expenses properly incurred in connection with the business of the company.
Superannuation	Annual cost of superannuation contributions. The consolidated entity pays superannuation of 9% or an equivalent to non-executive directors.
Other retirement benefits	Non-executive directors previously received a retirement allowance based on their period of service. The allowance was limited to the aggregate of the director's fees in the last three years of service, subject to a minimum of 10 years service. Where service was less than 10 years, a pro-rata amount was paid. With effect from 31 December 2003, the board terminated the retirement allowance to non-executive directors. Directors' fees were increased by 30% as compensation. Accrued retirement benefits at 31 December 2003 are preserved until retirement and are subject to an annual increase equal to the average five year Australian government bond rate. Shareholders approved an increase in non-executive directors' remuneration and the company's constitution was amended at the 2004 AGM to recognise this change.

(ii) Executives

Executive remuneration packages contain the following key elements:

STRUCTURE	COMPONENT	DESCRIPTION
Total remuneration cost ("TRC")	Base salary	Annual gross cash salary.
	Other benefits	Benefits such as the value of motor vehicles, long service leave, health insurance, life assurance and personal accident insurance, and the applicable taxes thereon.
	Superannuation	Annual cost of employer superannuation contributions.
At risk remuneration	Short term incentive	Annual cash award delivered under the STI terms, substantially based on the achievement of specific financial targets. STI commences when the minimum return on equity requirements are met.
	Deferred compensation	Annual incentive delivered under the DCP terms, granting conditional rights to fully paid shares and options to subscribe for shares at market value. The award is only granted when STI is earned. The DCP award quantum is restricted to the lesser of 66.67% of the STI award in that year or 100% of base salary or TRC as at 31 December in the financial year prior to the year in which the STI award is paid. The DCP award quantum is used to acquire conditional rights to fully paid shares and options respectively as follows: • conditional rights to shares to the value of 60% of the DCP award; and • options over ordinary shares to the value of 40% of the DCP award, with the resulting number multiplied by four until 2005, reducing to a multiplier of three in 2006. Conditional rights and options relating to the achievement of targets in a financial year are granted in March of the following year. Interest free personal recourse loans are available on terms permitted by the Plan to persons in the employment of the company who hold options under the DCP, to fund the exercise of the options. Conditional rights and options issued in 2004 and prior financial years are exercisable after three years. Options issued in 2005 and future financial years are exercisable after five years, with the exception of options for staff in the Group investment division, which continue to be exercisable after three years.

82-35066

(iii) Incentive structure – FM O'Halloran

Consistent with other executives, Mr O'Halloran is entitled to an annual cash incentive award under the STI, calculated as a percentage of TRC, if specified targets are achieved. Mr O'Halloran's incentives are based on the achievement of the following range of target returns on opening shareholders' funds adjusted for dividends and increases in share capital ("return on equity") for the 2006 financial year, and are based on the consolidated entity's management basis of accounting which spreads realised and unrealised gains on equities and properties evenly over a period of seven years ("seven year spread basis").

The table below outlines the mix of Mr O'Halloran's incentives based on actual and target returns on equity:

	GROUP RETURN ON EQUITY %	STI AWARD AS A % OF TRC	PROPOSED DCP AWARD AS A % OF STI
Minimum target	14	15	10
Maximum target	21	134	89
Achieved	29	134	89

Subject to the approval by shareholders at the 2007 AGM, Mr O'Halloran, on a basis consistent with other executives, is entitled to receive conditional rights to fully paid shares and options to subscribe for shares under the DCP in relation to 2006 performance. These will be exercisable in three and five years respectively, or on Mr O'Halloran's retirement, whichever is earlier.

(iv) Incentive structure – other key management personnel

The table below summarises the financial targets for each executive defined as other key management personnel of the consolidated entity. These targets are generally consistent with the targets applicable to the chief executive officer. The result used for determining incentive payments and the maximum STI that can be earned for the 2006 financial year are generally expressed as a percentage of base salary or TRC as appropriate.

	FINANCIAL TARGET	MAXIMUM STI AS A % OF REMUNERATION	RESULT BASIS
Key management personnel			
SP Burns	European operations insurance profit %	133% x TRC	Financial year result
NG Drabsch	QBE Group return on equity	117% x TRC	Financial year result (seven year spread basis)
TM Kenny	the Americas insurance profit %	133% x base salary	Financial year result
V McLenaghan[1]	Australia Pacific Asia Central Europe operations return on equity	133% x TRC	Financial year result
PE Grove	European operations insurance profit %	100% x TRC	Financial year result
	Limit syndicate 566 underwriting year result	0.5% of syndicate 566 profits	
MD ten Hove	Investment income as a % of budget income and individual performance measures	125% x TRC	Financial year result
Former key management personnel[2]			
RL Jones[3]	–	–	–
EG Tollifson[4]	QBE Group return on equity	94% x TRC	Financial year result (seven year spread basis)

(1) From 1 January 2006 to 15 August 2006, Mr McLenaghan's STI award was 125% of TRC.

(2) These persons ceased being key management personnel from 1 July 2006

(3) Mr Jones ceased employment on 31 October 2006.

(4) Ms Tollifson ceased employment on 3 July 2006.

(C) Employment agreements

Mr O'Halloran (executive director) and other key management personnel are employed by various controlled entities within the consolidated entity on a permanent full time basis with an open ended contract. Upon termination of employment, the executive director and other key management personnel receive their statutory entitlements of accrued annual and long service leave (where applicable), together with any superannuation benefits. Written notice is usually required in the event of termination of employment. In the case of a voluntary termination prior to retirement age, executives forfeit all conditional rights to ordinary shares not yet vested and unexercised options under the DCP.

In the event that the contract of employment is terminated through redundancy, retirement through ill health or age (subject to a minimum of 10 years service), or death and no disciplinary procedure or notice is pending, the executive is entitled to the outstanding STI and DCP awards for previous years plus a pro-rata share of the STI and conditional rights for the current financial year.

For certain executives (including some key management personnel), the controlled entities have entered into employment agreements that provide for payment of benefits in the event that the agreement is terminated by either the controlled entity or the executive. The agreements generally provide for the following:

- a notice period up to one year;
- where the controlled entity terminates the agreement, a payment comprised of TRC or base salary as appropriate plus STI for the relevant period; and
- in certain circumstances, where the controlled entity or the executive terminates the agreement due to material diminution in role, a payment of up to one year's TRC or base salary as appropriate plus STI for the relevant period.

The exceptions to the general provisions are described below.

In the event of material diminution in role or responsibility, in certain circumstances Mr ten Hove is entitled to a payment equivalent to TRC from the date of termination to 1 January 2008 plus one year's STI based on the average payment in the preceding three years, plus the accelerated vesting of all conditional rights and options.

In the event of material diminution in role or responsibility, in certain circumstances Mr Kenny is entitled to a payment equivalent to two years' TRC plus the accelerated vesting of all conditional rights and options that would otherwise have vested in the two years following the termination date.

Subject to the achievement of financial hurdles, Mr Kenny will receive a contractually agreed bonus payment on 12 May 2011 of one year's base salary. In addition, 100,000 future performance options will be granted at $20.44 in tranches of 20,000 over a five year period commencing March 2007 and vesting within three months of December 2010.

Subject to the achievement of financial hurdles, Mr Burns will receive a contractually agreed bonus payment on 31 December 2010 of one year's TRC. In addition, 100,000 future performance options will be granted at $20.44 in tranches of 20,000 over a five year period commencing March 2007 and vesting within three months of December 2010.

(D) Remuneration details

The following tables provide details of the remuneration of key management personnel of the consolidated entity.

		SHORT TERM EMPLOYEE BENEFITS	POST EMPLOYMENT BENEFITS		TOTAL
	YEAR	DIRECTORS' FEES[1] $'000	SUPERANNUATION[2] $'000	RETIREMENT BENEFITS[3] $'000	$'000
Non-executive directors					
LF Bleasel AM	**2006**	**115**	**105**	**6**	**226**
	2005	187	17	6	210
DM Boyle[4]	**2006**	**51**	**5**	**–**	**56**
	2005	–	–	–	–
EJ Cloney	**2006**	**408**	**135**	**26**	**569**
	2005	494	44	26	564
CP Curran AO[5]	**2006**	**–**	**–**	**–**	**–**
	2005	53	5	5	63
The Hon NF Greiner AC	**2006**	**214**	**19**	**21**	**254**
	2005	194	17	20	231
IF Hudson[6]	**2006**	**214**	**–**	**–**	**214**
	2005	31	–	–	31
BJ Hutchinson	**2006**	**203**	**18**	**14**	**235**
	2005	189	17	13	219
CLA Irby	**2006**	**221**	**–**	**5**	**226**
	2005	206	–	5	211
IYL Lee	**2006**	**216**	**19**	**4**	**239**
	2005	187	17	4	208
Total	**2006**	**1,642**	**301**	**76**	**2,019**
	2005	1,541	117	79	1,737

(1) Includes fees paid for services on board committees.

(2) Mr Irby and Ms Hudson are UK residents. They receive a superannuation equivalent of 9% of fees which is included in directors' fees in the table above.

(3) Retirement benefits reflect the adjustment to the amounts preserved at 31 December 2003, being an annual increase equal to the five year Australian government bond rate.

(4) Mr Boyle was appointed on 28 September 2006.

(5) Mr Curran retired on 8 April 2005.

(6) Ms Hudson was appointed on 4 November 2005.

		SHORT TERM EMPLOYEE BENEFITS			POST EMPLOYMENT BENEFITS	OTHER LONG TERM EMPLOYMENT BENEFITS	SHARE BASED PAYMENTS[2]		TERMINATION BENEFITS	TOTAL
	YEAR	BASE SALARY $'000	OTHER[3] $'000	STI[4] $'000	SUPER-ANNUATION $'000	LONG SERVICE LEAVE $'000	CONDITIONAL RIGHTS $'000	OPTIONS $'000	$'000	$'000
Executive director										
FM O'Halloran	**2006**	**1,295**	**436**	**2,088**	**191**	**115**	**663**	**262**	**–**	**5,050**
	2005	1,115	434	1,816	167	75	496	201	–	4,304
Other key management personnel										
SP Burns[1]	**2006**	**1,160**	**396**	**2,168**	–	**–**	**841**	**442**	**–**	**5,007**
	2005	1,074	255	1,914	45	–	594	350	–	4,232
NG Drabsch	**2006**	**702**	**262**	**1,012**	**105**	**22**	**385**	**141**	**–**	**2,629**
	2005	668	240	967	98	18	300	261	–	2,552
TM Kenny[1]	**2006**	**1,019**	**130**	**1,355**	**35**	**–**	**513**	**294**	**–**	**3,346**
	2005	971	1,166	1,291	35	–	460	289	–	4,212
V McLenaghan	**2006**	**667**	**168**	**1,064**	**100**	**38**	**280**	**102**	**–**	**2,419**
	2005	590	170	750	88	22	193	104	–	1,917
PE Grove[1]	**2006**	**958**	**302**	**1,857**	**70**	**–**	**695**	**307**	**–**	**4,189**
	2005	907	975	2,512	272	–	530	295	–	5,491
MD ten Hove	**2006**	**725**	**244**	**966**	**134**	**–**	**254**	**117**	**–**	**2,440**
	2005	697	395	897	137	–	117	53	–	2,296
Former key management personnel[5]										
RL Jones[6][7]	**2006**	**445**	**258**	**–**	**75**	**9**	**237**	**99**	**1,236**	**2,359**
	2005	530	271	720	85	13	294	175	–	2,088
EG Tollifson[8]	**2006**	**251**	**86**	**271**	**37**	**5**	**(63)**	**(154)**	**–**	**433**
	2005	479	115	517	71	14	157	111	–	1,464
Total	**2006**	**7,222**	**2,282**	**10,781**	**747**	**189**	**3,805**	**1,610**	**1,236**	**27,872**
	2005	7,031	4,021	11,384	998	142	3,141	1,839	–	28,556

(1) Mr Kenny is located in New York and Messrs Burns and Grove are located in London. Their remuneration has been converted to Australian dollars using the cumulative average rates of exchange for the year.

(2) The fair value at grant date of options and conditional rights is calculated using a binomial model. The fair value of each option and conditional right is earned evenly over the period between grant and vesting. Details of grants of conditional rights and options are provided in note 28 to the financial statements.

(3) "Other" includes the deemed value of the provision of motor vehicles, health insurance, life assurance and personal accident insurance and the applicable taxes thereon. Directors' and officers' liability insurance has not been included in other remuneration since it is not possible to determine an appropriate allocation basis. It also includes interest on share loans, also disclosed in note 28(E) to the financial statements.

(4) STI is the accrued entitlement for the financial year.

(5) These persons ceased being key management personnel from 1 July 2006. Their remuneration included in the above table is for their period of employment.

(6) Mr Jones ceased employment on 31 October 2006 after reaching 55 years of age. Included in termination benefits is the cost attributable to the accelerated recognition of conditional rights and options, where the DCP terms permitted exercise of these instruments before the original exercise date.

(7) Mr Jones may be entitled to a further termination payment of $960,000 subject to achieving certain criteria included in his termination arrangements.

(8) Ms Tollifson ceased employment on 3 July 2006. As a result, she relinquished her entitlement to a DCP award for the 2006 financial year. The credit amount shown for share based payments reflects the reversal of charges in respect of unvested conditional rights and options under previous DCP awards.

(E) Share based compensation

(i) Options

DCP options

DCP options affecting remuneration of key management personnel in the previous, this or future reporting periods are as follows:

GRANT DATE	DATE EXERCISABLE	EXPIRY DATE	EXERCISE PRICE	VALUE PER OPTION AT GRANT DATE[1]
18 March 2002	17 March 2005	18 March 2006	$7.49	$1.47
13 March 2003	13 March 2006	13 March 2007	$8.04	$1.45
10 April 2003	9 April 2006	10 April 2007	$8.04	$1.74
3 March 2004	2 March 2007	3 March 2008	$8.04	$3.61
3 March 2004	2 March 2007	3 March 2008	$11.08	$2.12
2 April 2004	1 April 2007	2 April 2008	$11.08	$2.23
3 March 2005	3 March 2008	3 March 2009	$14.85	$3.04
3 March 2005	3 March 2010	3 March 2011	$8.04	$6.90
3 March 2005	3 March 2010	3 March 2011	$11.08	$5.17
3 March 2005	3 March 2010	3 March 2011	$14.85	$3.60
8 April 2005	8 April 2010	8 April 2011	$14.85	$3.60
2 March 2006	1 March 2009	2 March 2010	$20.44	$3.85
2 March 2006	1 March 2011	2 March 2012	$20.44	$4.58
7 April 2006	6 April 2011	7 April 2012	$20.44	$5.63

(1) The fair value at grant date of DCP options is calculated using a binomial model. The fair value of each option is earned evenly over the three or five year period between grant and vesting.

Details of DCP options over the ordinary shares in the company provided as remuneration to the key management personnel are set out below. When exercisable, each option is convertible into one ordinary share of the company.

NAME	NUMBER OF OPTIONS GRANTED IN THE YEAR 2006	NUMBER OF OPTIONS GRANTED IN THE YEAR 2005	NUMBER OF OPTIONS VESTED AND EXERCISED IN THE YEAR[1] 2006	NUMBER OF OPTIONS VESTED AND EXERCISED IN THE YEAR[1] 2005
Executive director				
FM O'Halloran	**94,771**	118,587	**110,884**	–
Other key management personnel				
SP Burns	**110,515**	163,522	**78,206**	–
NG Drabsch	**50,460**	67,350	**62,381**	–
TM Kenny	**68,986**	75,750	**144,747**	–
V McLenaghan	**39,141**	48,487	**22,287**	19,794
PE Grove	**95,853**	122,969	**113,470**	–
MD ten Hove	**46,799**	66,707	–	–
Former key management personnel[2]				
RL Jones[3]	**37,575**	50,283	**236,122**	40,087
EG Tollifson[4]	**26,981**	34,740	**33,931**	–

(1) The amount paid for each option exercised in the year was $8.04 (2005 $7.49).

(2) These persons ceased being key management personnel from 1 July 2006.

(3) Mr Jones ceased employment on 31 October 2006.

(4) Ms Tollifson ceased employment on 3 July 2006.

Future performance options

Future performance options affecting remuneration of key management personnel in the previous, this or future reporting periods are as follows:

GRANT DATE	DATE EXERCISABLE	EXPIRY DATE	EXERCISE PRICE	VALUE PER RIGHT AT GRANT DATE(1)
25 May 2001	24 May 2006	25 May 2006	$10.65	$2.35
1 June 2001	31 May 2006	1 June 2006	$10.69	$2.37
10 December 2001	31 March 2007	1 April 2007	$7.27	$1.62
18 March 2002	31 March 2005	1 April 2005	$7.49	$1.37
14 November 2002	31 December 2005	14 March 2006	$7.37	$1.34
12 May 2005	20% in December each year	30 December 2009	$14.81	$2.32

(1) The fair value at grant date of options is calculated using a binomial model. The fair value of each option is earned evenly over the period between grant and vesting.

The specific terms and conditions of each grant of future performance options that affect remuneration of the key management personnel in the previous, this or future reporting periods are as follows:

GRANT DATE	PERFORMANCE CRITERIA	NAME	NUMBER OF OPTIONS GRANTED
25 May 2001	Limit to achieve an average 5% return on capacity for five years from the 2001 underwriting year	SP Burns PE Grove	35,000 35,000
1 June 2001	QBE the Americas to achieve an average insurance profit of 6% for underwriting years 2001 to 2005	TM Kenny	30,000
10 December 2001	Limit to achieve an average 5% return on capacity for five years from and including the 2002 underwriting year	SP Burns PE Grove	80,000 60,000
	QBE the Americas to achieve an average insurance profit of 5% for underwriting years 2002 to 2006	TM Kenny	100,000
13 March 2002	QBE Group to achieve an average annual 12.5% increase in earnings per share over three years to 31 December 2004	NG Drabsch EG Tollifson	100,000 100,000
14 November 2002	Limit managed syndicates to achieve an average return on capacity of 7% or more over the financial years 2002 to 2005	PE Grove	100,000
12 May 2005	QBE the Americas to achieve an average insurance profit of 7% of net earned premium for the five underwriting years commencing 1 January 2001	TM Kenny	100,000

Details of future performance options over the ordinary shares in the company provided as remuneration to the key management personnel are set out below. When exercisable, each option is convertible into one ordinary share of the company.

NAME	NUMBER OF OPTIONS VESTED IN THE YEAR 2006	2005	NUMBER OF OPTIONS EXERCISED IN THE YEAR 2006	2005	AMOUNT PAID PER SHARE 2006	2005
Key management personnel						
SP Burns	**35,000**	–	**35,000**	–	**$10.65**	–
NG Drabsch	–	100,000	–	100,000	–	$7.49
TM Kenny	**30,000**	–	**30,000**	–	**$10.69**	–
	20,000	20,000	**20,000**	–	**$14.81**	–
PE Grove	–	100,000	**100,000**	–	**$7.37**	–
	35,000	–	**35,000**	–	**$10.65**	–
Former key management personnel(1)						
EG Tollifson(2)	–	100,000	–	100,000	–	$7.49

(1) These persons ceased being key management personnel from 1 July 2006.

(2) Ms Tollifson ceased employment on 3 July 2006.

Regular options
Regular options issued under the Employee Share and Option Plan ("the Plan") are based on the achievement of past performance hurdles and are exercisable at 20% per annum. If the executive is entitled to exercise options in a particular year but does not, then he or she may exercise the options in the following year. These options expire if not exercised within five years from the grant date.

Regular options have been generally phased out and replaced with equity incentive arrangements under the DCP. There were no regular options issued during this or the previous reporting period.

Details of regular options affecting remuneration in the previous, this or future reporting periods are as follows:

GRANT DATE	DATE EXERCISABLE	EXPIRY DATE	EXERCISE PRICE	VALUE PER RIGHT AT GRANT DATE[1]
1 June 2000	20% per annum on anniversary of grant date	1 June 2005	$6.53	$1.16
1 October 2000	20% per annum on anniversary of grant date	1 October 2005	$8.63	$1.53
2 April 2001	20% per annum on anniversary of grant date	2 April 2006	$10.72	$1.74

(1) The fair value at grant date of options is calculated using a binomial model. The fair value of each option is earned evenly over the period between grant and vesting.

Details of regular options over the ordinary shares in the company provided as remuneration to the key management personnel are set out below. When exercisable, each option is convertible into one ordinary share of the company.

	NUMBER OF OPTIONS VESTED AND EXERCISED IN THE YEAR		AMOUNT PAID PER SHARE	
	2006	2005	2006	2005
Key management personnel				
TM Kenny	–	10,000	–	$6.53
V McLenaghan	–	1,500	–	$8.63
	750	750	**$10.72**	$10.72
Former key management personnel[1]				
RL Jones[2]	–	3,000	–	$8.63
	1,500	1,500	**$10.72**	$10.72
EG Tollifson[3]	–	2,000	–	$8.63
	1,000	1,000	**$10.72**	$10.72

(1) These persons ceased being key management personnel from 1 July 2006.
(2) Mr Jones ceased employment on 31 October 2006.
(3) Ms Tollifson ceased employment on 3 July 2006.

(ii) Conditional rights
Details of conditional rights affecting remuneration of key management personnel in the previous, this or future reporting periods are as follows:

GRANT DATE	DATE EXERCISABLE	VALUE PER RIGHT AT GRANT DATE[1]
18 March 2002	17 March 2005	$8.40
13 March 2003	13 March 2006	$9.16 to $9.71
10 April 2003	10 April 2006	$9.16
3 March 2004	2 March 2007	$11.65 to $13.24
2 April 2004	1 April 2007	$12.49
3 March 2005	2 March 2008	$15.30 to $17.81
8 April 2005	7 April 2008	$16.94
2 March 2006	1 March 2009	$23.09
7 April 2006	6 April 2009	$24.23

(1) The fair value at grant date of conditional rights is calculated using a binomial model. The fair value of each conditional right is earned evenly over the three year period between grant and vesting.

82-35066

Details of conditional rights over the ordinary shares in the company provided as remuneration to the key management personnel are set out below. When exercisable, each conditional right is convertible into one ordinary share of the company.

	NUMBER OF RIGHTS GRANTED IN THE YEAR		NUMBER OF RIGHTS VESTED IN THE YEAR	
	2006	2005	2006	2005
Executive director				
FM O'Halloran	**35,539**	44,470	**47,900**	–
Other key management personnel				
SP Burns	**41,444**	61,321	**33,784**	–
NG Drabsch	**18,923**	25,256	**26,947**	–
TM Kenny	**25,870**	28,406	**62,527**	–
V McLenaghan	**14,678**	18,183	**9,628**	8,586
PE Grove	**35,945**	46,116	**49,017**	–
MD ten Hove	**17,549**	25,015	**–**	–
Former key management personnel(1)				
RL Jones(2)	**14,091**	18,856	**98,278**	17,388
EG Tollifson(3)	**10,118**	13,027	**14,658**	–

(1) These persons ceased being key management personnel from 1 July 2006.

(2) Mr Jones ceased employment on 31 October 2006.

(3) Ms Tollifson ceased employment on 3 July 2006.

(F) At risk remuneration

Total reward mix

Consistent with market practice, the mix of total remuneration and reward is dependent on the level of seniority of the executive. Total reward mix achieved for the current reporting period is as follows:

	TOTAL REWARD MIX(1)		
	TRC/BASE %	STI %	DCP %
Executive director			
FM O'Halloran	31	42	27
Other key management personnel			
SP Burns	30	41	29
NG Drabsch	35	40	25
TM Kenny	35	40	25
V McLenaghan	34	40	26
PE Grove	30	41	29
MD ten Hove	35	39	26
Former key management personnel(2)			
RL Jones(3)	100	–	–
EG Tollifson(4)	68	32	–

(1) Except for Mr ten Hove, all of the above persons achieved their maximum entitlement under the STI and DCP awards in 2006. Mr ten Hove's maximum entitlement was based on the following mix: TRC 32%; STI 41%; and DCP 27%.

(2) These persons ceased being key management personnel from 1 July 2006.

(3) Mr Jones ceased employment on 31 October 2006.

(4) Ms Tollifson ceased employment on 3 July 2006.

(G) Relationship between remuneration and company performance

Remuneration and reward structures encourage the achievement of a return for shareholders in terms of both dividends and growth in share price. A significant component of executive remuneration is "at risk", ensuring a direct link between the consolidated entity's performance and the reward for executives. Details of "at risk" remuneration are included earlier in this report. Overall levels of executive reward take into account the performance of the Group over a number of years, with greater emphasis given to the current year. The use of financial targets ensures that executives focus on delivering superior returns to shareholders.

Over the period from 2002 to 2006:

- the consolidated entity's net profit after income tax has increased by an average of 52% per annum;
- dividends per share have increased by an average 28% per annum; and
- the share price has increased from $8.15 to $28.85, an average of 37% per annum.

During the same period, average executive remuneration including incentives has grown by approximately 15% per annum.

The consolidated entity's strong results in the last five years across a number of key performance indicators are summarised below:

	2002	2003	2004	2005	2006
Earnings					
Net profit after income tax ($M)	279	572	857	1,091	**1,483**
Basic earnings per share (cents per share)	42.7	86.5	123.4	144.3	**186.4**
Return on equity					
Return on average shareholders' funds (%)	10.0	18.3	24.5	23.9	**26.1**
Returns to shareholders					
Dividends paid (cents per share)	35.0	42.0	54.0	71.0	**95.0**
Share price at 31 December ($ per share)	8.15	10.60	15.35	19.60	**28.85**

ENVIRONMENTAL REGULATION

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation.

AUDITOR

PricewaterhouseCoopers, Chartered Accountants, continues in office in accordance with section 327B of the *Corporations Act 2001*.

NON-AUDIT SERVICES

During the year PricewaterhouseCoopers has performed certain other services in addition to its statutory duties.

The board of directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor, as provided in note 30 to the financial statements, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the audit committee to ensure that they do not impact the impartiality and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

A copy of the auditor's independence declaration required under section 307C of the *Corporations Act 2001* is set out on page 68.

Details of amounts paid or payable to PricewaterhouseCoopers for audit and non-audit services are provided in note 30 to the financial statements.

ROUNDING OF AMOUNTS

The company is of a kind referred to in the ASIC class order 98/0100 dated 10 July 1998 (as amended by class order 04/667 dated 15 July 2004) relating to the "rounding off" of amounts in the directors' report. Amounts have been rounded off in the directors' report to the nearest million dollars or, in certain cases, to the nearest thousand dollars in accordance with that class order.

Signed in SYDNEY this 23rd day of February 2007 in accordance with a resolution of the directors.

EJ Cloney
Director

FM O'Halloran
Director

AUDITOR'S INDEPENDENCE DECLARATION FOR THE YEAR ENDED 31 DECEMBER 2006

As lead auditor for the audit of QBE Insurance Group Limited for the year ended 31 December 2006, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of QBE Insurance Group Limited and the entities it controlled during the period.

RD Deutsch
Partner
PricewaterhouseCoopers

Sydney
23 February 2007

Liability limited by a scheme approved under the Professional Standards Legislation.

Annual financial report

31 DECEMBER 2006

Financial report

This financial report includes separate financial statements for QBE Insurance Group Limited ("the company") as an individual entity and the consolidated entity consisting of QBE Insurance Group Limited and its controlled entities. The financial report is presented in Australian dollars.

QBE Insurance Group Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office is:

Level 2, 82 Pitt Street
Sydney NSW 2000 Australia

A description of the nature of the consolidated entity's operations and its principal activities is included in the operations overview on pages 24 to 25 and in the directors' report, neither of which is part of this financial report.

The financial report was authorised for issue by the directors on 23 February 2007.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete and available globally at minimum cost to the company. All material press releases, financial reports and other information are available at our QBE investor centre on our website: www.qbe.com

		THE COMPANY		CONSOLIDATED	
	NOTE	2006 $M	2005 $M	2006 $M	2005 $M
Revenue					
Premium revenue		–	–	10,069	9,171
Other revenue		2,352	520	1,768	2,946
Net fair value gains on financial assets		2	–	207	217
Net fair value gains (losses) on investment properties		–	–	6	(1)
Realised gain (loss) on sale of controlled entities		16	629	(1)	11
Investment income – ABC financial assets pledged for funds at Lloyd's		30	48	122	84
	6	2,400	1,197	12,171	12,428
Expenses					
Outward reinsurance premium expense		–	–	1,911	1,785
Gross claims incurred		–	–	5,528	6,744
Other expenses	7(C)	16	6	2,449	2,179
Expenses – ABC securities for funds at Lloyd's		59	45	143	101
Finance costs		74	93	128	96
Profit before income tax	7	2,251	1,053	2,012	1,523
Income tax (credit) expense	8	(28)	(7)	519	425
Profit after income tax		2,279	1,060	1,493	1,098
Net profit attributable to minority interest		–	–	10	7
Net profit after income tax attributable to members of the company		2,279	1,060	1,483	1,091

		CONSOLIDATED	
	NOTE	2006 CENTS	2005 CENTS
Basic earnings per share	36	186.4	144.3
Diluted earnings per share	36	178.5	135.0

The above income statements should be read in conjunction with the accompanying notes.

	NOTE	THE COMPANY 2006 $M	THE COMPANY 2005 $M	CONSOLIDATED 2006 $M	CONSOLIDATED 2005 $M
ASSETS					
Cash and cash equivalents	10	**13**	14	**1,019**	1,061
Financial assets at fair value through the income statement	11	**62**	40	**18,915**	16,503
ABC financial assets pledged for funds at Lloyd's	34	**–**	–	**995**	1,032
Derivative financial instruments	12	**4**	11	**102**	82
Receivables	13	**1,488**	1,928	**3,837**	3,607
Current tax assets		**–**	–	**3**	–
Reinsurance and other recoveries on outstanding claims	22	**–**	–	**3,624**	4,213
Other assets		**64**	56	**6**	5
Deferred insurance costs	14	**–**	–	**1,409**	1,446
Retirement benefit surplus	29	**–**	–	**2**	2
Property, plant and equipment	15	**–**	–	**260**	232
Deferred tax assets	16	**6**	–	**72**	67
Investment properties	17	**–**	–	**38**	33
Shares in controlled entities	18	**9,669**	6,427	**–**	–
Intangible assets	19	**–**	–	**1,475**	1,382
Total assets		**11,306**	8,476	**31,757**	29,665
LIABILITIES					
Trade and other payables	20	**2,783**	1,457	**1,466**	1,282
Derivative financial instruments	12	**10**	4	**37**	35
Current tax liabilities		**101**	144	**193**	162
Unearned premium	21	**–**	–	**4,642**	4,287
ABC securities for funds at Lloyd's	34	**–**	–	**946**	1,015
Swaps relating to ABC securities	34	**5**	5	**58**	29
Outstanding claims	22	**–**	–	**15,269**	15,083
Provisions	23	**22**	13	**66**	64
Retirement benefit deficit	29	**–**	–	**8**	168
Deferred tax liabilities	16	**–**	10	**359**	251
Interest bearing liabilities	24	**745**	1,145	**2,364**	2,130
Total liabilities		**3,666**	2,778	**25,408**	24,506
Net assets		**7,640**	5,698	**6,349**	5,159
EQUITY					
Share capital	25(A)	**3,461**	3,195	**3,461**	3,195
Treasury shares held in trust	25(B)	**–**	–	**(16)**	–
Equity component of hybrid securities	25(C)	**108**	108	**108**	108
Reserves	26(A)	**44**	33	**47**	(20)
Retained profits	26(B)	**4,027**	2,362	**2,683**	1,810
Shareholders' funds		**7,640**	5,698	**6,283**	5,093
Minority interest	18(D)	**–**	–	**66**	66
Total equity		**7,640**	5,698	**6,349**	5,159

The above balance sheets should be read in conjunction with the accompanying notes.

		THE COMPANY		CONSOLIDATED	
	NOTE	2006 $M	2005 $M	2006 $M	2005 $M
Amounts recognised in equity					
Net increase (decrease) in foreign currency translation reserve	26(A)	**-**	-	**13**	(24)
Actuarial gains (losses) on defined benefit superannuation plans, net of tax	26(B)	**-**	-	**4**	(27)
Cash flow hedges, net of tax	26(A)	**7**	(5)	**17**	(5)
Gains on revaluation of owner occupied properties, net of tax	26(A)	**-**	-	**9**	2
Employee share options, net of tax	26(A)	**4**	23	**28**	36
Net income (expense) recognised directly in equity		**11**	18	**71**	(18)
Amounts recognised in income statement					
Profit after income tax		**2,279**	1,060	**1,493**	1,098
Total recognised income and expense for the year		**2,290**	1,078	**1,564**	1,080
Attributable to:					
Equity holders		**2,290**	1,078	**1,554**	1,073
Minority interest		**-**	-	**10**	7
		2,290	1,078	**1,564**	1,080

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

	NOTE	THE COMPANY 2006 $M	THE COMPANY 2005 $M	CONSOLIDATED 2006 $M	CONSOLIDATED 2005 $M
OPERATING ACTIVITIES					
Premium received		–	–	**10,483**	8,756
Reinsurance and other recoveries received		–	–	**1,805**	1,309
Outward reinsurance paid		–	–	**(1,874)**	(1,479)
Claims paid		–	–	**(6,025)**	(4,620)
Insurance costs paid		–	–	**(2,044)**	(1,748)
Other underwriting costs		–	–	**(379)**	(343)
Interest received		**53**	3	**611**	562
Dividends received		**1,085**	262	**45**	44
Other operating income		**5**	–	**30**	–
Other operating payments[1]		**(1)**	(23)	**(171)**	(208)
Interest paid		**(65)**	(49)	**(84)**	(115)
Income taxes recovered (paid)		**9**	(6)	**(358)**	(171)
Net cash flows from operating activities	38	**1,086**	187	**2,039**	1,987
INVESTING ACTIVITIES					
Proceeds on sale of equity investments		–	–	**418**	1,403
Proceeds on sale of investment property		–	–	**1**	1
Proceeds on sale of property, plant and equipment		–	–	**2**	2
Payments for purchase of equity investments		–	–	**(1,376)**	(589)
Proceeds from foreign exchange transactions		–	–	**39**	188
Payments for purchase of other financial assets		**(19)**	(40)	**(817)**	(2,755)
Payments for purchase of controlled entities and businesses acquired[2]		–	(54)	**(88)**	(402)
Proceeds on disposal of controlled entities		–	–	**3**	35
Payments for purchase of investment property		–	–	**(2)**	(4)
Payments for purchase of property, plant and equipment		–	–	**(61)**	(82)
Net cash flows from investing activities		**(19)**	(94)	**(1,881)**	(2,203)
FINANCING ACTIVITIES					
Payments to controlled entities		**(128)**	(263)	–	–
Proceeds from issue of shares		–	–	–	–
Payments for purchase of treasury shares		**(38)**	–	**(38)**	–
Share issue expenses		**(5)**	(2)	**(5)**	(4)
Proceeds from settlement of staff share loans		–	–	**47**	34
Proceeds from interest bearing liabilities		–	400	**731**	400
Repayment of interest bearing liabilities		**(400)**	–	**(400)**	(45)
Dividends paid		**(497)**	(224)	**(497)**	(224)
Net cash flows from financing activities		**(1,068)**	(89)	**(162)**	161
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS HELD		**(1)**	4	**(4)**	(55)
Cash and cash equivalents at the beginning of the financial year		**14**	9	**1,061**	1,121
Effect of exchange rate changes on opening cash and cash equivalents		–	1	**(38)**	(5)
Cash and cash equivalents at the end of the financial year		**13**	14	**1,019**	1,061

(1) Current year includes payments of $140 million to fund defined benefit retirement obligations.

(2) Net of cash acquired.

The above statements of cash flows should be read in conjunction with the accompanying notes.

Contents

OF THE NOTES TO THE FINANCIAL STATEMENTS

1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for QBE Insurance Group Limited ("the company") as an individual entity and the consolidated entity consisting of QBE Insurance Group Limited and its controlled entities.

(A) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards ("AIFRS"), other authoritative pronouncements of the Australian Accounting Standards Board ("AASB"), Urgent Issues Group ("UIG") Interpretations and the *Corporations Act 2001*.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of:

- financial assets and liabilities (including derivative instruments) at fair value through the income statement;
- certain classes of property, plant and equipment; and
- investment property.

(B) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by the company as at 31 December 2006 and the results of all controlled entities for the financial year then ended. The company and its controlled entities together are referred to in this financial report as the "consolidated entity". The effects of all transactions between entities in the consolidated entity are eliminated in full. Minority interest in the results and equity of controlled entities is shown separately in the consolidated income statement and balance sheet.

Where control of an entity commences during a financial year, its results are included in the consolidated income statement from the date on which the control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which the control existed.

The purchase method of accounting is used to account for the acquisition of controlled entities by the consolidated entity. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the consolidated entity's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the controlled entity acquired, the difference is recognised directly in the income statement.

(C) Premium revenue

Premium comprises amounts charged to policyholders, excluding taxes collected on behalf of third parties. The earned portion of premium received and receivable, including unclosed business, is recognised as revenue. Premium on unclosed business is brought to account based upon the pattern of booking of renewals and new business.

(D) Unearned premium

Unearned premium is calculated based on the term of the risk which closely approximates the pattern of risks underwritten using either the daily pro-rata method or the 24ths method.

At each balance date, the adequacy of the unearned premium liability is assessed on a net of reinsurance basis against the present value of the expected future cash flows relating to potential future claims in respect of the relevant insurance contracts, plus an additional risk margin to reflect the inherent uncertainty of the central estimate. The assessment is carried out at the divisional business segment level, being a portfolio of contracts that are broadly similar and managed together as a single portfolio. If the unearned premium liability, less related intangible assets and deferred acquisition costs, is deficient, then the resulting deficiency is recognised in the income statement of the consolidated entity.

(E) Outward reinsurance

Premium ceded to reinsurers is recognised as an expense in accordance with the pattern of reinsurance service received. Accordingly, a portion of outward reinsurance premium is treated as a prepayment at the balance date.

(F) Claims

The provision for outstanding claims is measured as the central estimate of the present value of expected future claims payments plus a risk margin. The expected future payments include those in relation to claims reported but not yet paid; claims incurred but not reported ("IBNR"); claims incurred but not enough reported ("IBNER"); and estimated claims handling costs.

The expected future payments are discounted to present value using a risk free rate.

A risk margin is applied to the central estimate, net of reinsurance and other recoveries, to reflect the inherent uncertainty in the central estimate. This risk margin increases the probability that the net liability is adequate to a minimum of 85%.

(G) Reinsurance and other recoveries

Reinsurance and other recoveries on paid claims, reported claims not yet paid, IBNR and IBNER are recognised as revenue.

Amounts recoverable are assessed in a manner similar to the assessment of outstanding claims. Recoveries are measured as the present value of the expected future receipts, calculated on the same basis as the provision for outstanding claims.

1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(H) Acquisition costs

A portion of acquisition costs relating to unearned premium is deferred in recognition that it represents a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. Deferred acquisition costs are amortised over the financial years expected to benefit from the expenditure.

(I) Investment income

Interest income is recognised on an accruals basis. Dividends are recognised when due. Investment income includes realised and unrealised gains or losses on financial assets which are reported on a combined basis as fair value gains or losses on financial assets.

Investment income on ABC financial assets pledged for funds at Lloyd's and expenses from ABC securities for funds at Lloyd's, both of which are separately identified, include fair value gains and losses on the ABC swaps.

(J) Taxation

The income tax expense for the period is the tax payable on the current period's taxable income based on the notional income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rate expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the near future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

The company and all of its Australian wholly owned controlled entities ("Australian entities") have implemented the tax consolidation legislation. The company is the head entity in a tax-consolidated group comprising the company and the Australian entities. All entities in the tax-consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity continues to be a stand-alone tax payer in its own right. In addition to its own current and deferred tax amounts, the company also recognises any current tax or deferred tax arising from unused tax losses and usused tax credits assumed from controlled entities in the tax-consolidated group. Details of the tax funding agreement are included in note 8 to the financial statements.

(K) Cash and cash equivalents

Cash and cash equivalents includes cash at bank and on hand and deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day to day basis, net of bank overdrafts.

(L) Financial assets

(i) Policyholders and shareholders' funds

Policyholders' funds are those financial assets which are held to fund the insurance provisions of the consolidated entity. The remaining financial assets, including equities, and investment properties (refer note 1(M)) represent shareholders' funds. Insurance profit is derived by adding investment income on policyholders' funds to the underwriting result.

All investments are managed and performance is evaluated on a fair value basis for both internal and external reporting in accordance with the consolidated entity's documented investment strategy.

(ii) Basis of valuation

All investments are designated as fair value through profit or loss on initial recognition. They are initially recorded at fair value and are subsequently remeasured to fair value at each reporting date. Fair value for each type of financial asset is determined as follows:

Listed investments – by reference to the closing bid price of the instrument at the balance date.

Unlisted investments – the fair value of financial assets not traded on an active market is determined using valuation techniques including reference to:

- the fair value of recent arm's length transactions involving the same instrument or instruments that are substantially the same;
- discounted cash flow analysis; and
- option pricing models.

All purchases and sales of financial assets that require delivery of the asset within the time frame established by regulation or market convention ("regular way" transactions) are recognised at trade date, being the date on which the consolidated entity commits to buy or sell the asset.

Financial assets are derecognised when the right to receive future cash flows from the assets has expired, or has been transferred, and the consolidated entity has transferred substantially all the risks and rewards of ownership.

1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(M) Investment properties

Investment properties are valued by reference to external market valuations at fair value through the income statement.

(N) Derivative financial instruments

The consolidated entity is subject to currency, cash flow, interest rate, price, credit and liquidity risks. Derivative financial instruments ("derivatives") are used to manage these risks. The consolidated entity does not enter into, issue or hold derivatives for speculative trading purposes.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged. Derivatives which are not part of a hedging relationship are valued at fair value through the income statement. Derivatives which are part of a hedging relationship are accounted for as set out in note 1(O). The fair value of forward exchange contracts is determined using forward exchange rates at the balance date.

(O) Hedging transactions

Derivatives held for risk management purposes which meet the criteria specified in AASB 139 are accounted for by the consolidated entity using fair value hedge accounting, cash flow hedge accounting or hedging of a net investment in a foreign operation as appropriate to the risks being hedged.

When a financial instrument is designated as a hedge, the consolidated entity formally documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the various hedging transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used for hedging are highly effective in offsetting changes in fair values or cash flows of hedged items.

Hedge accounting is discontinued when:

- it is determined that a derivative is not, or has ceased to be, highly effective as a hedge;
- the derivative expires, or is sold, terminated or exercised; or
- the hedged item matures, is sold or repaid.

(i) Fair value hedge accounting

Changes in the fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortised cost, amortised over the period to maturity of the previously designated hedge relationship using the effective interest method. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

(ii) Cash flow hedge accounting

For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognised initially directly in shareholders' equity and transferred to the income statement in the period when the hedged item will affect profit or loss. The gain or loss on any ineffective portion of the hedging instrument is recognised in the income statement immediately. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item affects the income statement. When a transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

(iii) Hedges of net investments in foreign operations

Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for in a manner similar to cash flow hedges. The gain or loss on the effective portion of the hedging instrument is recognised directly in equity and the gain or loss on the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in equity is recognised in the income statement on the disposal or partial disposal of the foreign operation.

(P) Receivables

Receivables are measured at fair value through the income statement and form part of policyholders' funds.

(Q) Property, plant and equipment

Owner occupied properties are measured at fair value by reference to external market valuations. When a revaluation increases the carrying value of a property, the increase is credited to the revaluation reserve in equity. To the extent that the increase reverses a decrease previously recognised in the income statement, the increase is first recognised in the income statement. When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognised in the income statement. To the extent that the decrease reverses an increase previously recognised in equity, the decrease is first recognised in equity.

All other plant and equipment is stated at historical cost less accumulated depreciation.

Leasehold improvements, office equipment, fixtures and fittings and motor vehicles are depreciated using the straight line method over the estimated useful life to the consolidated entity of each class of asset. Estimated useful lives are between three and 10 years for all classes.

An asset's carrying amount is written down to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. Refer note 1(S).

(R) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the consolidated entity's share of the net identifiable assets acquired. Goodwill acquired in a business combination is tested for impairment and is not subject to amortisation.

1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(ii) Intangible assets
Intangible assets are measured at cost. Those with a finite useful life are amortised using the straight line method over the estimated useful life. Estimated useful lives are between three and 20 years. Intangible assets with an indefinite useful life are not subject to amortisation but are tested for impairment annually or more often if there is an indication of impairment.

(S) Impairment of assets
Assets, including goodwill and intangibles, that have an indefinite useful life are tested annually for impairment or more frequently when changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised as the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped in cash generating units which are the lowest levels for which there are separately identifiable cash flows.

(T) Financial liabilities
Financial liabilities are initially measured at fair value and are subsequently measured at amortised cost. Any difference between the proceeds and the redemption amount is recognised in the income statement over the period of the financial liability using the effective interest method.

On issue of hybrid securities, the fair value of the liability component, being the obligation to make future payments of principal and interest to investors, is calculated using a market interest rate for an equivalent non-convertible note. The residual amount, representing the fair value of the conversion option, is included in equity with no recognition of any change in the value of the option in subsequent periods. The liability is included in financial liabilities and carried on an amortised cost basis with interest on the securities recognised as financing costs on an effective interest method until the liability is extinguished on conversion or maturity of the securities.

Financial liabilities are classified as current liabilities unless the consolidated entity has an unconditional right to defer settlement of the liability for at least 12 months after the balance date.

(U) Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of controlled entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated entity's financial statements are presented in Australian dollars, being the functional and presentation currency of the company.

(ii) Translation of foreign currency transactions and balances
Foreign currency transactions are translated into functional currencies at the rates of exchange at the dates of the transactions. At the balance date, monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at that date. Resulting exchange gains and losses are included in the income statement.

(iii) Translation of overseas controlled entities
The results and balance sheets of all overseas controlled entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing balance date rates of exchange;
- income and expenses are translated at cumulative average rates of exchange; and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in overseas controlled entities, and of financial liabilities and other instruments designated as hedges of such investments, are taken to shareholders' equity. When an overseas controlled entity is sold, these exchange differences are recognised in the income statement as part of the gain or loss on sale.

(iv) Hedging transactions
Derivatives are used to hedge the foreign exchange risk relating to certain transactions. Refer to note 1(O).

(V) Equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

The equity component of hybrid securities is calculated and disclosed as set out in note 1(T).

(W) Earnings per share
(i) Basic earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, adjusted for the cost of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the earnings figure used in the determination of basic earnings per share to exclude the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration. It also adjusts the weighted average number of shares to include dilutive potential ordinary shares and instruments with a mandatory conversion feature.

1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(X) Dividends

Dividends are recognised when appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at the balance date.

(Y) Employee benefits

(i) Superannuation

The consolidated entity participates in a number of superannuation plans and contributes to these plans in accordance with plan rules and actuarial recommendations, which are designed to ensure that each plan's funding provides sufficient assets to meet its liabilities.

Defined contribution plans

For defined contribution plans, contributions are expensed as incurred.

Defined benefit plans

The liability recognised in the balance sheet in respect of defined benefit superannuation plans is the present value of the defined benefit obligation at the balance date less the fair value of plan assets, adjusted for any unrecognised past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate or government bonds that are denominated in the currency in which the benefits will be paid, and that have a term to maturity approximating the term of the related superannuation liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised directly in equity. Past service costs are recognised immediately in income, unless the changes to the superannuation plan are conditional on the employees remaining in service for a specified period of time (the vesting period) in which case the past service costs are amortised on a straight line basis over the vesting period.

(ii) Share based payment

The consolidated entity operates an equity settled, share based compensation plan. No expense is recognised for options and conditional rights granted before 7 November 2002 and/or vested before 1 January 2005. For all other options and conditional rights, the fair value of the employee services received in exchange for the grant of those instruments is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. The fair value at grant date of the options and conditional rights is calculated using a binomial model. The fair value of each instrument is expensed evenly over the period between grant and vesting dates. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance date, the consolidated entity revises its estimates of the number of options that are expected to become exercisable.

The consolidated entity recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

(iii) Profit sharing and bonus plans

The consolidated entity recognises a liability and an expense for bonuses and profit sharing, based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments.

(iv) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date or when an employee accepts voluntary redundancy in exchange for these benefits. The consolidated entity recognises termination benefits when it has demonstrably committed to either:

- terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or
- providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(v) Long service leave

The provision for long service leave is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.

Benefits falling due more than 12 months after the balance date are discounted to present value.

(Z) Treasury shares held in trust

The assets, liabilities and results of share based remuneration trusts are included in the balance sheet and results of the consolidated entity. These trusts may hold shares in the company to satisfy the company's obligations under the Employee Share and Option Plan ("the Plan"). Any shares in the company held by a trust are measured at cost (including any attributable acquisition costs). No gain or loss is recognised in the income statement on the sale, cancellation or reissue of these shares. On consolidation, these shares are presented on the balance sheet as treasury shares held in trust and represent a reduction in equity.

(AA) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the period of the lease.

(AB) Rounding of amounts

The company is of a kind referred to in the ASIC class order 98/0100 dated 10 July 1998 (as amended by class order 04/667 dated 15 July 2004) relating to the "rounding off" of amounts in the financial statements. Amounts have been rounded off in the financial statements to the nearest million dollars or, in certain cases, to the nearest thousand dollars in accordance with that class order.

2

AUSTRALIAN ACCOUNTING STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE

	TITLE	OPERATIVE DATE
2005-10	Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)	1 January 2007
AASB 7	Financial Instruments: Disclosures	1 January 2007
UIG 8	Scope of AASB 2	1 January 2007
UIG 9	Reassessment of Embedded Derivatives	1 January 2007
UIG 10	Interim Reporting and Impairment	1 January 2007
AASB 101	Presentation of Financial Statements (revised October 2006)	1 January 2007

These amendments are not effective for the year ended 31 December 2006 and have not been applied in preparing the consolidated entity's and the company's financial statements. The application of these standards is not expected to have a material impact on the consolidated entity's or the company's financial statements.

The consolidated entity and the company will apply these standards for the annual reporting period beginning on the operative date set out above.

3

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated entity is an international general insurance and reinsurance group underwriting most major commercial and personal lines classes of business through operations in 44 countries. The class of business mix and an analysis of the consolidated entity's gross written and net earned premium from insurance and reinsurance business is shown on page 15. The head office function is located in Australia and exists to support the activities of divisional operations as follows:

- Australia Pacific Asia Central Europe ("APACE"), which comprises general insurance operations in 26 countries under a single management structure;
- European operations, which comprises reinsurance business written in the UK and Ireland, general insurance business written in the UK and throughout mainland Europe, and both general insurance and reinsurance business written through Lloyd's of London; and
- QBE the Americas, which comprises general insurance and reinsurance operations in the US and a number of Latin American countries.

In view of this geographic and product diversity, the consolidated entity has developed a strong, centralised risk management and policy framework designed to ensure consistency of approach across a number of operational activities, subject to the specific requirements of local markets, legislation and regulation. Such operational activities include underwriting, claims management, actuarial assessment of the claims provision and investment management. In addition, the assessment of the risk margin undertaken at a divisional level is subject to detailed head office review and the consolidated entity's probability of adequacy is determined by the chief actuarial officer.

Given the centralised approach to many of its activities and the product and geographical diversification, sensitivity analyses in respect of critical accounting estimates and judgments are presented at the consolidated entity level in order to provide a level of analysis which is meaningful, relevant, reliable and comparable year on year. It is considered that disclosure at business segment or product level would not provide a meaningful overview given the complex interrelationships between the variables underpinning the consolidated entity's operations.

The consolidated entity makes estimates in respect of certain key assets and liabilities. Such estimates are determined by qualified and experienced employees with reference to historical data and reasoned expectations of future events. The key areas in which critical estimates and judgments are applied are described below.

(A) Ultimate liability arising from claims made under insurance contracts

Provision is made for the estimated cost of claims incurred but not settled at the balance date. The estimated cost of claims includes direct expenses that are expected to be incurred in settling those claims.

3

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS CONTINUED

The estimation of IBNR is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified to the consolidated entity, where more information about the claims is generally available. Liability and other long tail classes of business, where claims settlement may not happen for many years after the event giving rise to the claim, typically display greater variability between initial estimates and final settlement due to delays in reporting claims, uncertainty in respect of court awards and future claims inflation. Claims in respect of property and other short tail classes are typically reported and settled sooner after the claim event, giving rise to more certainty. The estimation techniques and assumptions used in determining the outstanding claims provision and the associated reinsurance and other recoveries are described below.

(i) Insurance risk assumptions

The consolidated entity's process for establishing the outstanding claims provision involves extensive consultation with internal and external actuaries, claims managers, underwriters and other senior management. This process includes quarterly internal claims review meetings attended by senior divisional and Group management and detailed review by external actuaries at least annually. The risk management procedures related to the actuarial function are explained further in note 4.

The determination of the amounts that the consolidated entity will ultimately pay for claims arising under insurance and reinsurance contracts involves a number of critical assumptions. Some of the uncertainties impacting these assumptions are as follows:

- changes in patterns of claims incidence, reporting and payment;
- volatility in the estimation of future costs for long tail insurance classes due to the longer period of time that elapses before a definitive determination of the ultimate claims cost can be made;
- incidence of catastrophic events close to the balance date;
- changes in the legal environment, including the interpretation of liability laws and the quantum of damages; and
- social and economic trends, for example price and wage inflation and interest rates.

The potential impact of changes in key assumptions on the consolidated entity's income statement and balance sheet are summarised in note 3(A)(vii).

(ii) Central estimates

The outstanding claims provision comprises the central estimate and a risk margin which is added to the central estimate to achieve a desired probability of adequacy. The outstanding claims provision is discounted at risk free rates of return to reflect the time value of money.

A central estimate is an estimate of the level of claims provision that is intended to contain no intentional under or over estimation. As the consolidated entity requires a higher probability that estimates will be adequate over time, a risk margin is added to the central estimate of outstanding claims.

Central estimates for each class of business are determined by reference to a variety of estimation techniques, generally based on a statistical analysis of historical experience which assumes an underlying pattern of claims development and payment. The final selected central estimates are based on a judgmental consideration of the results of each method and qualitative information, for example, the class of business, the maturity of the portfolio and the expected term to settlement of the class. Projections are based on both historical experience and external benchmarks where relevant.

Central estimates are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts recoverable from reinsurers based on the gross outstanding claims provision.

(iii) Risk margin

The determination of the appropriate level of risk margin takes into account the uncertainty or variability of each class of business and the diversification benefits achieved by writing a number of classes of business in a number of geographic locations.

The measurement of variability by class of business uses techniques similar to those used in determining the central estimate. These techniques determine a range of possible outcomes of ultimate payments and assign a likelihood to outcomes at different levels. The use of a range of outcomes allows a determination of the risk margin required to provide an estimate at a given probability of adequacy, e.g. nine times in 10 (a 90% probability of adequacy). These techniques use standard statistical distributions, and the measure of variability is referred to as the standard deviation or the coefficient of variation.

The risk margin required to provide a given probability of adequacy for two or more classes of business or for two or more geographic locations combined is likely to be less than the sum of the risk margins for the individual classes. This reflects the benefit of diversification in general insurance. The statistical measure used to determine diversification is called the correlation. The higher the correlation between two classes of business, the more likely it is that a negative outcome in one class will correspond to a negative outcome in the other class. For example, high correlation exists in classes of business affected by court cases involving bodily injury claims such as motor third party liability (CTP), workers' compensation and public liability.

3

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS CONTINUED

Whilst there are estimation techniques for determining correlations, they are difficult to apply. The correlations adopted by the consolidated entity are normally derived from industry analysis, the consolidated entity's historical experience and the judgment of experienced and qualified actuaries.

The risk margin for the consolidated entity is determined by analysing the variability of each class of business and the correlation between classes of business and divisions. Correlations are determined for aggregations of classes of business, where appropriate, at the divisional level. Applying correlations between divisions results in a further diversification benefit to the consolidated entity with a consequent impact on the consolidated entity's risk margin.

The potential impact of changes in the coefficient of variation assumptions on the consolidated entity's income statement and balance sheet is summarised in note 3(A)(vii).

(iv) Assets arising from contracts with reinsurers
Assets arising from contracts with the consolidated entity's reinsurers are determined using the same methods described above. In addition, the recoverability of these assets is assessed at each balance date to ensure that the balances properly reflect the amounts that will ultimately be received, taking into account counterparty and credit risk.

(v) Expected present value of future cash flows for future claims
The expected present value of future cash flows for future claims and risk margin used in the liability adequacy test are determined using the same methods described above.

(vi) Financial assumptions used to determine outstanding claims provisions
The outstanding claims provision is discounted to net present value using a risk free rate of return. Details of risk free rates applied are as follows:

	2006 %		2005 %	
	SUCCEEDING YEAR	SUBSEQUENT YEARS	SUCCEEDING YEAR	SUBSEQUENT YEARS
Australia Pacific Asia Central Europe	**2.97 – 12.75**	**2.97 – 12.75**	2.70 – 13.40	2.70 – 13.40
European operations	**4.80 – 5.10**	**4.80 – 5.10**	4.30 – 4.40	4.30 – 4.40
the Americas	**4.80**	**4.80**	4.40	4.40
Equator Re	**4.80 – 6.35**	**4.80 – 6.35**	4.30 – 5.53	4.30 – 5.38

The potential impact of a change in discount rates on the consolidated entity's income statement and balance sheet is summarised in note 3(A)(vii).

The weighted average terms to settlement of net outstanding claims at the balance date are as follows:

	2006 YEARS	2005 YEARS
Australia Pacific Asia Central Europe	**2.6**	2.8
European operations	**2.9**	3.0
the Americas	**2.2**	2.2
Equator Re	**2.3**	1.9
Consolidated entity	**2.8**	2.9

The potential impact of a change in the weighted average term to settlement on the consolidated entity's income statement and balance sheet is summarised in note 3(A)(vii).

The consolidated entity's exposure to interest rate risk in respect of financial assets is also considered in note 5(A)(ii).

(vii) Impact of changes in key variables on the outstanding claims provision
The impact of changes in key outstanding claims variables are summarised in the table on page 83. Each change has been calculated in isolation of the other changes and each change shows the after tax impact on profit and equity assuming that there is no change to:

- Any of the other variables – This is considered unlikely as, for example, an increase in interest rates is normally accompanied by an increase in the rate of inflation. As can be seen from the table on page 83, the impact of a change in discount rates is largely offset by the impact of a change in the rate of inflation. The impact of a change in interest rates on financial assets is shown in note 5(D).

3

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS CONTINUED

- The probability of adequacy – The directors and management have set an internal target range of 85% to 94% for the probability of adequacy of the outstanding claims provision. It is likely that if, for example, the central estimate was to increase by 5%, at least part of the increase would result in a decrease in the probability of adequacy, which is currently estimated to be 94.6%. Likewise, if the coefficient of variation were to increase by 1%, it is likely that the probability of adequacy would reduce from its current level and that the change would therefore impact the amount of risk margins held rather than net profit after income tax or equity.

		FINANCIAL IMPACT[1]	
	MOVEMENT IN VARIABLE %	PROFIT (LOSS) $M	EQUITY $M
Central estimate	+5	(359)	(359)
	–5	359	359
Inflation rate	+1	(207)	(207)
	–1	198	198
Discount rate	+1	209	209
	–1	(224)	(224)
Coefficient of variation	+1	(122)	(122)
	–1	123	123
Weighted average term to settlement	+10	113	113
	–10	(122)	(122)

(1) Determined at the consolidated entity level net of reinsurance and taxation at the prima facie rate of 30%.

(B) Retirement benefit obligations

The present value of the obligations arising from the consolidated entity's defined benefit superannuation plans is determined by external actuaries based on discount rate, mortality, salary growth and investment return assumptions. Key assumptions are set out in note 29.

The discount rate applied to the various plans is the interest rate on high quality corporate bonds (where there is a sufficiently deep market) or the appropriate government bond rate. The surplus or deficit at each balance date varies to reflect changes in interest rates.

Mortality assumptions are affected by experience which indicates increasing longevity, particularly for certain age groups of the population. The consolidated entity has considered the consensus of professional opinions from a number of external actuaries in respect of the appropriateness of the mortality tables selected for use in the valuation of the superannuation obligations for each of the consolidated entity's plans.

The potential impact of a change in the most sensitive assumption on the consolidated entity's income statement and balance sheet is summarised below.

		FINANCIAL IMPACT[1]	
	MOVEMENT IN VARIABLE %	PROFIT (LOSS) $M	EQUITY $M
Discount rate	+1	–	79
	–1	–	(99)

(1) Determined at the consolidated entity level net of taxation at the prima facie rate relevant to the superannuation plan.

(C) Intangible assets

Goodwill and intangible assets with an indefinite useful life are tested annually for impairment, or more frequently when changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The impairment review is based on the net present value of estimated future cash flows of the relevant cash generating unit, which is determined by reference to, amongst other factors, the estimated combined operating ratio in the business plan.

If the combined operating ratio applied in these calculations was increased by one per cent over management's estimates at 31 December 2006, the consolidated entity would have no requirement to reflect an impairment write down.

4

INSURANCE CONTRACTS – RISK MANAGEMENT POLICIES AND PROCEDURES

An overview of the consolidated entity's risk management framework is provided in the risk management statement on pages 18 and 19 and in the risk management section of the corporate governance statement on pages 49 to 50. The consolidated entity's risk management objectives are to:

- avoid unwelcome surprises by reducing uncertainty and volatility;
- achieve competitive advantage through better understanding the risk environment in which the consolidated entity operates; and
- optimise risk and more effectively allocate capital and resources by assessing the balance of risk and reward.

A fundamental part of the consolidated entity's overall risk management strategy is the effective governance and management of the risks that impact the amount, timing and uncertainty of cash flows arising from insurance contracts. These risks include insurance and reinsurance risks, financial risks and other risks such as regulatory and capital risks.

One of the cornerstones of the consolidated entity's risk management framework is the recruitment and retention of high quality people who are entrusted with appropriate levels of autonomy within the parameters of disciplined risk management practices. The consolidated entity operates a system of delegated authorities based on expertise and proven performance, and compliance is closely monitored.

(A) Insurance and reinsurance risks

The consolidated entity has established protocols to manage its insurance risks across the underwriting, claims and actuarial disciplines.

(i) Underwriting risks

Selection and pricing of risks

Underwriting authority is delegated to experienced underwriters for the forthcoming year following a detailed retrospective and prospective analysis of each class of business as part of the consolidated entity's annual business planning process. Delegated authorities reflect the level of risk which the consolidated entity is prepared to take. The authorities include reference to some combination of:

- gross written premium;
- premium per contract;
- sum insured per contract;
- aggregate exposures per zone;
- probable maximum loss and realistic disaster scenarios ("RDSs");
- levels and quality of reinsurance protection;
- geographic exposures; and/or
- classes of business and types of product that may be written.

Limits in respect of each of the above are set at a portfolio, divisional and consolidated entity level and are included within business plans for individual classes of business. They are adjusted at a local level to reflect a risk factor in respect of each controlled entity depending on previous underwriting results, the economic environment and other potential drivers of volatility.

Insurance and reinsurance policies are written in accordance with local management practices and regulations within each jurisdiction taking into account the consolidated entity's risk tolerance and underwriting standards. Non-standard and long term policies may only be written if expressly included in the delegated authorities. No individual long term or non-standard policy is material to the consolidated entity.

Pricing of risks is controlled by use of in-house pricing models relevant to the specific portfolio and markets in which the consolidated entity operates. Experienced underwriters and actuaries maintain historical pricing and claims analysis for each portfolio and this is combined with a detailed knowledge of the current developments in the respective markets and classes of business.

Concentration risk

The consolidated entity's exposure to concentrations of insurance risk is mitigated by a portfolio diversified across 44 countries and hundreds of classes of business. Product diversification is achieved through a strategy of developing strong underwriting skills in a wide variety of classes of business. A combination of core and specialty products under the control of proven employees skilled in underwriting such products allows the consolidated entity to lead underwrite in many of the markets in which it operates.

4

INSURANCE CONTRACTS – RISK MANAGEMENT POLICIES AND PROCEDURES CONTINUED

The consolidated entity has potential exposure to catastrophe losses that may impact more than one operating division. Each year, the consolidated entity sets its tolerance to concentration risk. RDSs, using industry standard and QBE determined probable maximum losses and various catastrophe models, are calculated for each portfolio during the business planning process. These RDSs are aggregated across all portfolios and divisions to determine the consolidated entity's maximum event retention ("MER") which is the estimated maximum net loss from major natural catastrophes with an approximate return period of 250 years. The MER must be less than the consolidated entity's concentration risk tolerance, otherwise steps such as the purchase of additional reinsurance are taken to limit the exposure.

In 2006, the net cost to the consolidated entity of catastrophic events above $2.5 million was $251 million before tax (2005 $554 million before tax).

Reinsurance risk

The consolidated entity's strategy in respect of the selection, approval and monitoring of reinsurance arrangements is addressed by the following protocols:

- treaty or facultative reinsurance is placed in accordance with the requirements of the consolidated entity's reinsurance management strategy and Group security committee guidelines; and
- reinsurance arrangements are regularly reassessed to determine their effectiveness based on current exposures, historic losses and potential future losses based on RDSs and the consolidated entity's MER.

The consolidated entity's exposure to reinsurance counterparties and the credit quality of those counterparties is actively monitored.

(ii) Claims management and claims provisioning risks

The consolidated entity's approach to determining the outstanding claims provision and the related sensitivities are set out in note 3. The consolidated entity seeks to ensure the adequacy of its outstanding claims provision by reference to the following controls.

- Experienced claims managers work with underwriters on coverage issues and operate within the levels of authority delegated to them in respect of the settlement of claims.
- Processes exist to ensure that all claims advices are captured and updated on a timely basis and with a realistic assessment of the ultimate claims cost.
- Initial IBNR estimates are set by experienced internal actuaries in conjunction with the local product managers and underwriters for each class of business in each business unit.
- The aggregate outstanding claims provision for each controlled entity is assessed in a series of quarterly internal claims review meetings, which are attended by senior divisional management and one or both of the chief risk officer and Group chief actuarial officer in order to ensure consistency of provisioning practices across all divisions.
- Approximately 90% of the consolidated entity's outstanding claims provision is reviewed by external actuaries at least annually.

Despite the rigour involved in the establishment and review of the outstanding claims provision, the provision is subject to significant uncertainty for the reasons set out in note 3.

(B) Financial risks arising from insurance contracts

The consolidated entity is exposed to the risk that interest rate movements may materially impact the value of the outstanding claims provision. Historically, there has been a high correlation between changes in discount rates and the movement in claims inflation. The financial impact of changing interest rates on outstanding claims is therefore expected to be offset in the longer term by similar changes in claims inflation.

(C) Other risks arising from insurance contracts

The consolidated entity is exposed to a number of other risks arising from insurance contracts.

(i) Capital and regulatory risks

Australian and overseas controlled entities are subject to extensive prudential regulation in the jurisdictions in which they conduct business. Prudential regulation is generally designed to protect policyholders. Regulation covers a number of areas including solvency, change in control and capital movement limitations. The regulatory environment in Australia and overseas continues to evolve in response to economic, political and industry developments. The consolidated entity works closely with regulators and monitors regulatory developments across its global operations to assess their potential impact on its ability to meet solvency and other requirements.

(ii) Acquisition risks

The consolidated entity's strategy of growth by acquisition exposes it to additional risks. Acquisition risks are principally managed by the consolidated entity's controls over the due diligence and subsequent integration processes. The consolidated entity has experienced due diligence teams in each of the divisions and has documented minimum requirements for carrying out due diligence.

5

FINANCIAL RISK MANAGEMENT

The activities of the consolidated entity expose it to financial risks such as market risk (including currency risk, cash flow and fair value interest rate risk and price risk), credit risk and liquidity risk. The consolidated entity's risk management framework recognises the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

The key objectives of the consolidated entity's asset and liability management strategy are to ensure sufficient liquidity is maintained at all times to meet the consolidated entity's obligations, including its settlement of insurance liabilities and, within these parameters, to optimise investment returns for policyholders and shareholders.

(A) Market risk

(i) Currency risk

The consolidated entity is exposed to foreign currency risk in respect of its net foreign currency exposures. This risk is managed as follows.

- Each controlled entity manages the volatility arising from changes in foreign exchange rates by matching liabilities with assets of the same currency, thus ensuring that any exposures to overseas currencies are minimised.
- Forward foreign exchange contracts are used to protect residual currency positions. These forward foreign exchange contracts are accounted for in accordance with the derivatives accounting policy set out in note 1(N).
- The consolidated entity manages the foreign currency exposures arising from the revaluation of net investments in foreign operations to Australian dollars using either foreign currency interest bearing liabilities designated as hedging instruments or forward foreign exchange contracts designated as hedging instruments.

Those arrangements which meet the hedging criteria set out under AASB 139 are accounted for in accordance with the accounting policy set out in note 1(O). The effectiveness of the currency management processes and the related use of derivatives is actively monitored by the Group treasurer and Group chief financial officer.

The risk management process covering forward foreign exchange contracts and hedges involves close senior management scrutiny, including regular board and other management reporting. All forward foreign exchange contracts and hedge transactions are subject to delegated authority levels provided to management, and the levels of exposure are reviewed on an ongoing basis.

All instruments that are designated as hedges are tested for effectiveness on both a prospective and retrospective basis. These tests are performed at least quarterly

(ii) Cash flow and fair value interest rate risk

The consolidated entity is exposed to interest rate risk arising on interest bearing assets. Assets with floating rate interest expose the consolidated entity to cash flow interest rate risk. Fixed interest rate assets expose the consolidated entity to fair value interest rate risk. The consolidated entity's strategy is to invest in high quality, liquid fixed interest securities and cash and to actively manage duration. The investment portfolios are actively managed to achieve a balance between cash flow interest rate risk and fair value interest rate risk bearing in mind the need to meet the liquidity requirements of the insurance business

The consolidated entity is also exposed to interest rate risk arising from long term interest bearing liabilities.

Eurobonds issued at variable interest rates expose the consolidated entity to cash flow interest rate and foreign currency risk. The consolidated entity manages this cash flow interest rate risk by using floating to fixed cross currency interest rate swaps, details of which are set out in note 24.

The consolidated entity is exposed to fair value interest rate and currency risk in respect of ABC securities and is exposed to cash flow interest rate risk on the ABC financial assets pledged. The consolidated entity manages these risks by using floating to fixed interest rate swaps and floating to fixed cross currency interest rate swaps, details of which are set out in note 34.

Other long term interest bearing liabilities are mainly fixed interest rate borrowings valued at amortised cost and therefore do not expose the entity to cash flow or fair value interest rate risk.

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each significant class of interest bearing financial asset and liability is provided on the opposite page.

5

FINANCIAL RISK MANAGEMENT CONTINUED

2006		FLOATING INTEREST RATE	FIXED INTEREST RATE MATURING IN: 1 YEAR OR LESS	1 TO 2 YEARS	2 TO 3 YEARS	3 TO 4 YEARS	4 TO 5 YEARS	OVER 5 YEARS	TOTAL
(i) Net interest bearing financial assets (excluding ABC financial assets and ABC securities)									
Interest bearing securities	$M	2,353	12,957	1,057	428	32	44	303	17,174
Weighted average interest rate	%	4.8	5.1	5.3	5.1	6.3	6.7	6.6	5.1
Financial liabilities	$M	–	(77)	–	(433)	–	–	(1,854)	(2,364)
Weighted average interest rate	%	–	3.2	–	5.6	–	–	5.9	5.8
Net interest bearing financial assets	$M	2,353	12,880	1,057	(5)	32	44	(1,551)	14,810
(ii) ABC financial assets and ABC securities									
ABC financial assets pledged for funds at Lloyd's	$M	–	–	696	299	–	–	–	995
Weighted average interest rate[1]	%	–	–	3.3	3.0	–	–	–	3.2
ABC securities for funds at Lloyd's	$M	–	–	(671)	(275)	–	–	–	(946)
Weighted average interest rate	%	–	–	4.8	4.7	–	–	–	4.8
Net ABC financial assets and ABC securities	$M	–	–	25	24	–	–	–	49

(1) Weighted average interest rate is net of swap income.

2005		FLOATING INTEREST RATE	FIXED INTEREST RATE MATURING IN: 1 YEAR OR LESS	1 TO 2 YEARS	2 TO 3 YEARS	3 TO 4 YEARS	4 TO 5 YEARS	OVER 5 YEARS	TOTAL
(i) Net interest bearing financial assets (excluding ABC financial assets and ABC securities)									
Interest bearing securities	$M	3,100	9,376	1,803	526	217	360	447	15,829
Weighted average interest rate	%	4.3	4.7	4.8	5.0	5.4	5.5	5.8	4.7
Financial liabilities	$M	(400)	–	–	–	(404)	(344)	(982)	(2,130)
Weighted average interest rate	%	5.8	–	–	–	5.7	8.8	3.4	5.2
Net interest bearing financial assets	$M	2,700	9,376	1,803	526	(187)	16	(535)	13,699
(ii) ABC financial assets and ABC securities									
ABC financial assets pledged for funds at Lloyd's	$M	–	–	–	750	282	–	–	1,032
Weighted average interest rate[1]	%	–	–	–	3.4	3.3	–	–	3.4
ABC securities for funds at Lloyd's	$M	–	–	–	(720)	(295)	–	–	(1,015)
Weighted average interest rate	%	–	–	–	4.8	4.7	–	–	4.8
Net ABC financial assets and ABC securities	$M	–	–	–	30	(13)	–	–	17

(1) Weighted average interest rate is net of swap income.

82-35000

5

FINANCIAL RISK MANAGEMENT CONTINUED

	2006 $M	2005 $M
(iii) Reconciliation of net financial assets to net assets		
Net financial assets		
Interest bearing	**14,810**	13,699
ABC financial assets pledged for funds at Lloyd's	**995**	1,032
ABC securities for funds at Lloyd's	**(946)**	(1,015)
Non-interest bearing and other	**1,390**	1,401
Net insurance liabilities	**(12,031)**	(11,267)
Net non-financial assets	**2,131**	1,309
Net assets	**6,349**	5,159

The potential impact of movements in interest rates on the consolidated entity's income statement and balance sheet in relation to the valuation of financial assets is summarised in note 5(D).

(iii) Price risk
The consolidated entity is exposed to price or market value risk on its investment in equities and fixed interest securities and uses forward contracts and options to manage this exposure. The risk management processes over these forward contracts and options are the same as those explained in note 5(A)(i) in respect of forward foreign currency contracts.

Equities are held mainly against shareholders' funds. At 31 December 2006, 8.6% (2005 3.6%) of the consolidated entity's financial assets and cash were held in listed equities. The potential impact of movements in the market value of equities on the consolidated entity's income statement and balance sheet is shown in note 5(D).

(B) Credit risk
Credit risk exposures are calculated regularly and compared with authorised credit limits before further transactions are undertaken with each counterparty.

92% (2005 77%) of total fixed interest and cash is with counterparties having a Moody's rating of Aa3 or better. The consolidated entity does not expect any investment counterparties to fail to meet their obligations given their strong credit ratings and therefore does not require collateral or other security to support derivatives. The consolidated entity only uses derivatives in highly liquid markets.

(C) Liquidity risk
In addition to treasury cash held for working capital requirements, a minimum percentage of the consolidated entity's total financial assets is held in liquid, short term money market securities to ensure there are sufficient liquid funds available to meet obligations. Details of the consolidated entity's financial assets are provided in note 11. At 31 December 2006, the mean term of cash and fixed interest investments was 0.4 years (2005 0.6 years).

The consolidated entity limits the risk of liquidity shortfalls resulting from a mismatch in the timing of claims payments and receipt of claims recoveries by negotiating cash call clauses in reinsurance contracts and seeking accelerated settlements for large claims.

(D) Impact of changes in key variables

		FINANCIAL IMPACT[1]	
	MOVEMENT IN VARIABLE %	PROFIT (LOSS) $M	EQUITY $M
Interest rate movement – impact on fair value of fixed interest securities	+1	(50)	(50)
	–1	54	54
Market value of equities	+1	12	12
	–1	(12)	(12)

(1) Determined at the consolidated entity level net of taxation at the prima facie rate of 30%.

6

REVENUE

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Premium revenue				
Direct and facultative	–	–	8,601	7,606
Inward reinsurance	–	–	1,468	1,565
	–	–	10,069	9,171
Other revenue				
Reinsurance and other recoveries	–	–	977	2,327
Interest and dividend income	2,352	520	773	616
Foreign exchange gains	–	–	18	3
	2,352	520	1,768	2,946
Net fair value gains on financial assets	2	–	207	217
Net fair value gains on investment properties	–	–	6	(1)
Realised gain (loss) on sale of controlled entities	16	629	(1)	11
Investment income – ABC financial assets pledged for funds at Lloyd's	30	48	122	84
Revenue	2,400	1,197	12,171	12,428

7

PROFIT BEFORE INCOME TAX

(A) Profit before income tax (consolidated)

	NOTE	2006 $M	2005 $M
Gross written premium		10,372	9,408
Unearned premium movement		(303)	(237)
Gross earned premium		10,069	9,171
Outward reinsurance premium		(1,842)	(1,785)
Deferred reinsurance premium movement		(69)	–
Outward reinsurance premium expense		(1,911)	(1,785)
Net earned premium		8,158	7,386
Gross claims incurred		(5,528)	(6,744)
Reinsurance and other recoveries		977	2,327
Net claims incurred	9	(4,551)	(4,417)
Net commission		(1,384)	(1,251)
Other acquisition costs		(498)	(428)
Underwriting and other expenses		(525)	(482)
		(6,958)	(6,578)
Underwriting profit		1,200	808
Investment income on policyholders' funds		588	480
Insurance profit		1,788	1,288
Investment income on shareholders' funds		234	238
Amortisation of intangibles and impairment of goodwill/intangibles		(10)	(3)
Profit before income tax		2,012	1,523

7

PROFIT BEFORE INCOME TAX CONTINUED

(B) Net investment and other income

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Dividends from controlled entities	2,275	445	–	–
Dividends from non-related entities	–	–	47	41
Interest received or receivable from controlled entities	70	65	–	–
Interest received or receivable from non-related entities	3	1	719	567
Other investment income	4	9	7	8
Interest and dividend income	2,352	520	773	616
Investment income – ABC financial assets pledged for funds at Lloyd's	30	48	122	84
Net realised (losses) gains – equities and investment properties	–	–	(13)	94
Net realised gains – fixed interest and other	2	–	60	61
Net unrealised gains – equities and investment properties	–	–	123	35
Net unrealised gains – fixed interest and other	–	–	43	26
Realised gains on sale of controlled entities	16	629	–	11
Foreign exchange gains	–	–	18	3
Investment and other income	2,400	1,197	1,126	930
Expenses – ABC securities for funds at Lloyd's	(59)	(45)	(143)	(101)
Finance costs paid or payable to controlled entities	(19)	(49)	–	–
Finance costs paid or payable to non-related entities	(55)	(44)	(128)	(96)
Investment expenses	(4)	(1)	(32)	(15)
Realised loss on sale of controlled entity	–	–	(1)	–
Foreign exchange losses	(12)	(5)	–	–
Net investment and other income	2,251	1,053	822	718
Investment income on policyholders' funds			588	480
Investment income on shareholders' funds			234	238
Net investment and other income			822	718

(C) Other expenses

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Net commission	–	–	1,384	1,251
Other acquisition costs	–	–	498	428
Underwriting and other expenses	–	–	525	482
Investment expenses	4	1	32	15
Amortisation and impairment of goodwill/intangibles	–	–	10	3
Foreign exchange losses	12	5	–	–
Other expenses	16	6	2,449	2,179

(D) Specific items

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Defined contribution superannuation plan expense	–	–	32	24
Payments on operating leases	–	–	79	33
Depreciation of assets	–	–	42	40

8

INCOME TAX

(A) Reconciliation of prima facie tax to income tax expense

		THE COMPANY		CONSOLIDATED	
	NOTE	2006 $M	2005 $M	2006 $M	2005 $M
Profit before income tax		**2,251**	1,053	**2,012**	1,523
Prima facie tax payable at 30%		**675**	316	**604**	457
Tax effect of permanent differences:					
Untaxed dividends		**(687)**	(335)	**(11)**	(11)
Differences in tax rates		**4**	15	**(55)**	(1)
Other, including non-allowable expenses and non-taxable income		**(11)**	(2)	**(8)**	(20)
Prima facie tax adjusted for permanent differences		**(19)**	(6)	**530**	425
Prior year tax losses not previously recognised		**(3)**	–	**(3)**	–
Additions		**–**	(12)	**–**	–
(Overprovision) underprovision in prior years		**(6)**	11	**(8)**	–
Income tax (revenue) expense		**(28)**	(7)	**519**	425
Analysed as follows:					
Current tax		**(7)**	(15)	**423**	262
Deferred tax		**(15)**	(3)	**104**	163
(Overprovision) underprovision in prior years		**(6)**	11	**(8)**	–
		(28)	(7)	**519**	425
Deferred tax (revenue) expense comprises:					
Deferred tax assets (credited) charged to income statement	16	**(7)**	(3)	**68**	(38)
Deferred tax liabilities (credited) charged to income statement	16	**(8)**	–	**36**	201
		(15)	(3)	**104**	163

(B) Tax consolidation legislation

The accounting policy in relation to this legislation is set out in note 1(J).

On adoption of the tax consolidation legislation, the directors of the company and its Australian entities entered into a tax sharing and tax funding agreement that requires the Australian entities to fully compensate the company for current tax liabilities and to be fully compensated by the company for any current tax or deferred tax assets in respect of tax losses arising from external transactions occurring after the date of implementation of the tax consolidation legislation. The contributions are allocated by reference to the notional taxable income of each Australian entity.

Details of franking credits available to shareholders are shown in note 25(E).

9

CLAIMS INCURRED (CONSOLIDATED)

(A) Claims analysis

	2006 $M	2005 $M
Gross claims incurred and related expenses		
Direct and facultative	**4,773**	4,936
Inward reinsurance	**755**	1,808
	5,528	6,744
Reinsurance and other recoveries		
Direct and facultative	**833**	1,408
Inward reinsurance	**144**	919
	977	2,327
Net claims incurred	**4,551**	4,417

82-35066

9

CLAIMS INCURRED (CONSOLIDATED) CONTINUED

(3) Claims development

Current year claims relate to risks borne in the current reporting year. Prior year claims relate to a reassessment of the risks borne in all previous reporting years.

	2006			2005		
	CURRENT YEAR $M	PRIOR YEARS $M	TOTAL $M	CURRENT YEAR $M	PRIOR YEARS $M	TOTAL $M
Gross claims incurred and related expenses						
Undiscounted	**6,102**	**(284)**	**5,818**	7,533	(651)	6,882
Discount	**(543)**	**253**	**(290)**	(659)	521	(138)
	5,559	**(31)**	**5,528**	6,874	(130)	6,744
Reinsurance and other recoveries						
Undiscounted	**760**	**244**	**1,004**	2,458	(33)	2,425
Discount	**(58)**	**31**	**(27)**	(233)	135	(98)
	702	**275**	**977**	2,225	102	2,327
Net claims incurred						
Undiscounted	**5,342**	**(528)**	**4,814**	5,075	(618)	4,457
Discount	**(485)**	**222**	**(263)**	(426)	386	(40)
	4,857	**(306)**	**4,551**	4,649	(232)	4,417

The development of net undiscounted outstanding claims for the six most recent accident years is shown in note 22.

10

CASH AND CASH EQUIVALENTS

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Cash at bank and in hand	**13**	12	**274**	317
Overnight money	**–**	2	**179**	162
Cash management trusts	**–**	–	**242**	129
Term deposits	**–**	–	**324**	416
Commercial paper	**–**	–	**–**	37
	13	14	**1,019**	1,061

Included in cash and cash equivalents are amounts totalling $20 million (2005 $31 million) not available for use by the consolidated entity which are held within Lloyd's syndicates as funds at Lloyd's.

11

FINANCIAL ASSETS

(A) Financial assets at fair value through the income statement

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Short term money	**62**	40	**10,040**	8,292
Government bonds	**–**	–	**5,011**	3,866
Corporate bonds	**–**	–	**911**	1,919
Floating rate notes and other	**–**	–	**1,099**	1,634
Fixed interest trusts	**–**	–	**104**	68
Mortgages	**–**	–	**9**	50
	62	40	**17,174**	15,829
Equities				
Listed	**–**	–	**1,729**	654
Unlisted	**–**	–	**28**	33
Equity derivatives	**–**	–	**(16)**	(13)
	–	–	**1,741**	674
	62	40	**18,915**	16,503
Amounts maturing within 12 months	**62**	40	**13,895**	11,133
Amounts maturing in greater than 12 months	**–**	–	**5,020**	5,370
	62	40	**18,915**	16,503

ABC financial assets pledged for funds at Lloyd's are not included in this analysis. Details of ABCs are included in note 34(C).

(B) Unlisted equities

The fair value movement in unlisted equities was a gain of $3 million (2005 $4.3 million).

(C) Charges over investments and other assets

A controlled entity has given fixed and floating charges over certain of its investments and other assets in order to secure the obligations of the consolidated entity's corporate members at Lloyd's of London as described in note 31. Details of the fixed and floating charges over ABC financial assets pledged for funds at Lloyd's are provided in note 34(C).

12

DERIVATIVE FINANCIAL INSTRUMENTS

(A) Derivative financial instruments – fair value

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Assets maturing within 12 months				
Forward foreign exchange contracts	**4**	11	**88**	69
Assets maturing in greater than 12 months				
Eurobonds swaps	**–**	–	**14**	13
	4	11	**102**	82
Liabilities maturing within 12 months				
Forward foreign exchange contracts	**(10)**	(4)	**(37)**	(35)
	(6)	7	**65**	47

Swaps relating to ABC securities are included in note 34(C).

12

DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

(i) Foreign currency risk

Foreign currency risk arises from the translation of net investments in foreign operations to Australian dollars, being both the presentation currency for the consolidated entity and the functional currency of the parent entity. The consolidated entity uses foreign currency interest bearing liabilities and forward foreign exchange contracts to mitigate this risk.

The consolidated entity is also exposed to foreign currency risk on its net position in foreign currencies arising from foreign currency transactions. The consolidated entity uses derivatives to help manage this exposure by entering into forward foreign exchange contracts, some of which involve the exchange of two foreign currencies according to the needs of controlled foreign entities.

Contractual amounts for foreign exchange derivatives outstanding at the balance date include forward foreign exchange contracts to purchase $10,187 million (2005 $6,778 million).

The maturity profile of these derivatives is as follows:

	2006 $M	2005 $M
Less than one year	**10,175**	6,766
More than one but less than five years	**12**	12
	10,187	6,778

(ii) Market risk

The consolidated entity is exposed to market risk on its investment in equities and fixed interest securities and uses forward contracts and options to help manage this exposure. All derivative positions entered into by the consolidated entity are for economic hedging purposes but do not, in all cases, meet the criteria for hedge accounting. Contractual amounts for forward contracts outstanding at the balance date were $16 million (2005 $13 million). There were no amounts outstanding for purchased or written options (2005 $nil).

The derivative risk management process is subject to regular internal audit and close senior management scrutiny, including regular board and other management reporting. All derivative transactions are subject to authority levels provided to management and the levels of exposure are reviewed on an ongoing basis.

(B) Hedging arrangements

The consolidated entity has designated the following derivatives as hedges:

			FAIR VALUE	
TYPE OF HEDGE	DESCRIPTION OF INSTRUMENT	NATURE OF RISKS	2006 $M	2005 $M
Fair value	Interest rate swaps – ABC securities (due 2008)	Changes in fair value of financial liability due to interest rate risk	**(23)**	(28)
Cash flow	Cross currency interest rate swaps – Eurobonds	Variability of functional currency cash flows due to interest rate and foreign currency risk	**14**	13
Cash flow	Cross currency interest rate swaps – ABC securities (due 2009)	Variability of functional currency cash flows due to interest rate and foreign currency risk	**(35)**	(1)
Net investments in foreign operations	Forward foreign exchange contracts – spot component	Currency risk	**31**	(21)

At the balance date, $nil (2005 $nil) non-derivative interest bearing liabilities were designated as hedges of net investments in foreign operations.

13

RECEIVABLES

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Trade debtors				
Premium receivable[1]	–	–	**907**	917
Reinsurance and other recoveries[2]	–	–	**771**	547
Unclosed premium	–	–	**1,417**	1,412
	–	–	**3,095**	2,876
Other debtors	–	–	**487**	505
Treasury receivables	**4**	27	**2**	2
Investment receivables	**9**	10	**253**	224
Amounts due from controlled entities[3]	**1,475**	1,891	–	–
Receivables – due within 12 months	**1,488**	1,928	**3,837**	3,607

(1) Premium receivable is net of an allowance for default of $53 million (2005 $52 million).

(2) Reinsurance and other recoveries are net of an allowance for default of $104 million (2005 $87 million).

(3) Amounts due from controlled entities are at call.

An allowance for default of reinsurance and other recoveries on outstanding claims of $139 million (2005 $152 million) is included in note 22.

14

DEFERRED INSURANCE COSTS (CONSOLIDATED)

	2006 $M	2005 $M
Deferred reinsurance premium	**498**	582
Deferred net commission	**688**	653
Deferred acquisition costs	**223**	211
	1,409	1,446

	DEFERRED NET COMMISSION $M	DEFERRED ACQUISITION COSTS $M
Deferred costs at 1 January 2005	586	206
Acquisitions	25	–
Costs deferred in financial year	570	182
Amortisation of costs deferred in previous financial years	(528)	(174)
Foreign exchange	–	(3)
Deferred costs at 31 December 2005	653	211
Acquisitions	1	1
Costs deferred in financial year	620	185
Amortisation of costs deferred in previous financial years	(595)	(178)
Foreign exchange	9	4
Deferred costs at 31 December 2006	688	223

15

PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

2006	FREEHOLD BUILDINGS $M	LEASEHOLD IMPROVEMENTS $M	OFFICE EQUIPMENT/ FIXTURES & FITTINGS $M	MOTOR VEHICLES $M	TOTAL $M
Cost or valuation					
At 1 January	91	113	210	14	428
Acquisitions	–	–	1	1	2
Additions	–	18	40	2	60
Revaluations	13	–	–	–	13
Disposals	(2)	(21)	(58)	(3)	(84)
Foreign exchange	–	2	2	–	4
At 31 December	102	112	195	14	423
Accumulated depreciation and impairment losses					
At 1 January	–	39	150	7	196
Disposals	–	(15)	(59)	(2)	(76)
Depreciation charge for the year	–	12	28	2	42
Foreign exchange	–	–	1	–	1
At 31 December	–	36	120	7	163
Carrying amount					
At 31 December 2006	102	76	75	7	260

Principal owner occupied properties are valued annually by the directors effective 31 December based on the independent valuation of various qualified employees of Knight Frank (Australia) Pty Limited. Minor owner occupied properties are included at the independent valuation of other licensed valuers.

All owner occupied properties were valued on the basis of capitalisation of net market rentals allowing for costs of reletting, having regard to comparable on market sales and discounted future cash flows.

In accordance with the consolidated entity's accounting policy, freehold buildings are measured at fair value. The cost of freehold buildings at 31 December 2006 was $89 million (2005 $91 million).

2005	FREEHOLD BUILDINGS $M	LEASEHOLD IMPROVEMENTS $M	OFFICE EQUIPMENT/ FIXTURES & FITTINGS $M	MOTOR VEHICLES $M	TOTAL $M
Cost or valuation					
At 1 January	86	69	235	14	404
Acquisitions	7	1	7	–	15
Additions	–	53	25	3	81
Revaluations	(1)	–	–	–	(1)
Disposals	(1)	(9)	(55)	(3)	(68)
Foreign exchange	–	(1)	(2)	–	(3)
At 31 December	91	113	210	14	428
Accumulated depreciation and impairment losses					
At 1 January	–	40	171	7	218
Disposals	–	(8)	(50)	(2)	(60)
Depreciation charge for the year	–	7	31	2	40
Foreign exchange	–	–	(2)	–	(2)
At 31 December	–	39	150	7	196
Carrying amount					
At 31 December 2005	91	74	60	7	232

16

DEFERRED INCOME TAX

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Deferred tax assets	**6**	–	**72**	67
Deferred tax liabilities	**–**	(10)	**(359)**	(251)
Net	**6**	(10)	**(287)**	(184)

(A) Deferred tax assets - maturing in greater than 12 months

(i) The balance comprises temporary differences attributable to:

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Amounts recognised in the income statement				
Impairment provisions	**–**	–	**14**	12
Employee benefits	**–**	–	**44**	39
Defined benefit superannuation plans	**–**	–	**–**	29
Insurance provisions	**–**	–	**69**	115
Deferred tax losses recognised	**18**	11	**22**	13
Other	**3**	3	**7**	15
	21	14	**156**	223
Amounts recognised directly in equity				
Cash flow hedges	**–**	–	**3**	7
Capitalised expenses	**2**	1	**2**	1
Defined benefit superannuation plans	**–**	–	**18**	19
Employee share options	**–**	–	**25**	17
	2	1	**48**	44
	23	15	**204**	267
Set-off of deferred tax liabilities	**(17)**	(15)	**(132)**	(200)
	6	–	**72**	67

(ii) Movements:

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Balance at 1 January	**15**	12	**267**	201
Credited (charged) to the income statement	**7**	3	**(68)**	38
Credited to equity	**1**	–	**4**	23
Acquisitions	**–**	–	**1**	5
Balance at 31 December	**23**	15	**204**	267

(B) Tax losses

The consolidated entity has not brought to account $1 million (2005 $1 million) of tax losses, which includes the benefit arising from tax losses in overseas countries. This benefit will only be brought to account when the directors believe it is probable that it will be realised. This benefit of tax losses will only be obtained if:

- the consolidated entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised;
- the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and
- no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

Included in deferred tax assets is $22 million (2005 $13 million) relating to tax losses which the directors believe will probably be realised.

16

DEFERRED INCOME TAX CONTINUED

(C) Deferred tax liabilities maturing in greater than 12 months

(i) The balance comprises temporary differences attributable to

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Amounts recognised in the income statement				
Insurance provisions	-	–	(365)	(373)
Foreign currency monetary items	(17)	(24)	(23)	(26)
Financial assets – fair value movements	-	-	(78)	(41)
Other provisions	-	–	(16)	-
Other items	-	(1)	(4)	(10)
	(17)	(25)	(486)	(450)
Amounts recognised directly in equity				
Depreciation	-	-	(5)	(1)
	-	–	(5)	(1)
	(17)	(25)	(491)	(451)
Set-off of deferred tax assets	17	15	132	200
	–	(10)	(359)	(251)

(ii) Movements:

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Balance at 1 January	(25)	(39)	(451)	(250)
Credited (charged) to the income statement	8	–	(36)	(201)
Credited (charged) to equity	–	–	(4)	-
Additions	–	14	-	-
Balance at 31 December	(17)	(25)	(491)	(451)

17

INVESTMENT PROPERTIES (CONSOLIDATED)

	2006 $M	2005 $M
At 1 January	33	32
Additions	1	4
Disposals	(2)	(2)
Fair value gains (losses)	6	(1)
At 31 December	38	33

The principal investment properties are valued annually by the directors based on the independent valuation of various qualified employees of Knight Frank (Australia) Pty Limited. Minor investment properties are included at the independent valuation of other licensed valuers.

All investment properties were valued on the basis of capitalisation of net market rentals allowing for costs of reletting, having regard to comparable on market sales and discounted future cash flows. Investment properties are not expected to be realised within 12 months.

18

INVESTMENTS IN CONTROLLED ENTITIES

	COUNTRY OF INCORPORATION/ FORMATION	EQUITY HOLDING 2006 %	EQUITY HOLDING 2005 %
(A) Parent entity			
QBE Insurance Group Limited	Australia		
(B) Controlled entities			
AIS Green Slip Group Pty Limited	Australia	100.00	100.00
Atlasz Real Estate and Management Company Limited	Hungary	100.00	100.00
Atlasz Utasbiztositasi Egyes Ugynoki Kft	Hungary	100.00	100.00
Austral Mercantile Collections Pty Limited	Australia	100.00	–
Australian Aviation Underwriting Pool Pty Limited	Australia	100.00	100.00
BIDV – QBE Insurance Company Limited	Vietnam	–	50.00
British Marine Holdings Limited	Bermuda	100.00	100.00
British Marine Holdings SA	Luxembourg	100.00	100.00
British Marine Holdings II SA	Luxembourg	100.00	100.00
British Marine Luxembourg SA	Luxembourg	100.00	100.00
British Marine Managers Limited	UK	100.00	100.00
CHU Underwriting Agencies Pty Limited	Australia	100.00	100.00
Concord Accident and Health Underwriting Agencies Pty Limited	Australia	100.00	49.90
Concord Accident and Health Underwriting Agencies (SA) Pty Limited	Australia	100.00	49.90
Concord Sports Insurance Agencies Pty Limited	Australia	100.00	49.90
Concord Underwriting Agencies (NSW) Pty Limited	Australia	100.00	49.90
Concord Underwriting Agencies (SA) Pty Limited	Australia	100.00	49.90
Concord Underwriting Agencies Pty Limited	Australia	100.00	49.90
Compania Central de Seguros SA	Colombia	97.48	97.00
Compania Internationale de Asigurari QBE ASITO SA	Moldova	72.60	72.60
Corporate Underwriting Agencies Pty Limited	Australia	100.00	100.00
DA Constable Syndicate (Ireland) Limited	Ireland	100.00	100.00
DA Constable Syndicate Limited	UK	100.00	100.00
DA Constable Syndicate Pty Limited	Australia	100.00	100.00
Energy Insurance Services Limited	UK	100.00	100.00
Ensign Dedicated 1 Limited	UK	100.00	100.00
Ensign Holdings Limited	UK	100.00	100.00
Equator Investments Pty Limited	Australia	100.00	100.00
Equator Reinsurances Limited	Bermuda	100.00	100.00
FAI Insurances (Fiji) Limited	Fiji	100.00	100.00
Greenhill Baia Underwriting GmbH	Germany	100.00	100.00
Greenhill International Insurance Holdings Limited	UK	100.00	100.00
Greenhill Sturge Underwriting Limited	UK	100.00	100.00
Greenhill Underwriting Espana Limited	UK	100.00	100.00
Hyfield Company Limited[1]	Thailand	49.00	49.00
Icon Schemes Limited	UK	100.00	100.00
Insurance Consult SRL	Moldova	100.00	100.00
Invivo Medical Pty Limited	Australia	50.00	50.00
Iron Trades Management Services Ltd	UK	100.00	100.00
Limit Corporate Members Limited	UK	100.00	100.00
Limit Holdings Limited	UK	100.00	100.00
Limit No 1 Limited	UK	100.00	100.00
Limit No 2 Limited	UK	100.00	100.00
Limit No 3 Limited	UK	100.00	100.00
Limit No 4 Limited	UK	100.00	100.00
Limit No 5 Limited	UK	100.00	100.00
Limit No 6 Limited	UK	100.00	100.00
Limit No 7 Limited	UK	100.00	100.00

18

INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

	COUNTRY OF INCORPORATION/FORMATION	EQUITY HOLDING 2006 %	EQUITY HOLDING 2005 %
Limit No 10 Limited	UK	100.00	100.00
Limit plc	UK	100.00	100.00
Limit Properties Limited	UK	100.00	100.00
Limit Technology and Commercial Underwriting Limited	UK	100.00	100.00
Limit Underwriting Limited	UK	100.00	100.00
Mantis Reef II Limited[2]	Cayman Is	–	–
Mantis Reef II Pledge Limited[2]	Cayman Is	–	–
Mantis Reef Limited[2]	Cayman Is	–	–
Mantis Reef Pledge Limited[2]	Cayman Is	–	–
MBP Holdings Limited	UK	100.00	100.00
MiniBus Plus Limited	UK	100.00	100.00
Minster Court Asset Management Limited	UK	100.00	100.00
Minster Court Asset Management Pty Limited	Australia	100.00	100.00
MMIA Pty Limited	Australia	100.00	100.00
MMNSW Pty Limited	Australia	100.00	100.00
MMWC Pty Limited	Australia	100.00	100.00
National Credit Insurance (Brokers) NZ Limited	NZ	100.00	100.00
National Credit Insurance (Brokers) Pty Ltd	Australia	100.00	100.00
National Farmers Union Property and Casualty Company	US	100.00	100.00
Pitt Nominees Pty Limited	Australia	100.00	100.00
PT Asuransi QBE Pool Indonesia	Indonesia	60 00	60.00
QBE (PNG) Limited	PNG	100.00	100.00
QBE (Singapore) Pte Ltd	Singapore	100 00	100.00
QBE Aseguradora de Riesgos del Trabajo SA	Argentina	83 00	83.00
QBE Atlasz Biztosito zrt	Hungary	100.00	100.00
QBE Australia Pty Limited	Australia	100.00	100.00
QBE Brasil Seguros SA	Brazil	100.00	100.00
QBE Capital Funding LP[2]	Jersey	–	–
QBE Corporate Capital Holdings plc	UK	100.00	100.00
QBE Corporate Holdings Ltd	UK	100.00	100.00
QBE Corporate Limited	UK	100.00	100.00
QBE Employee Share Trust[2]	Australia	–	–
QBE Equities Pty Limited	Australia	100.00	100.00
QBE Funding Limited	Jersey	100.00	100 00
QBE Funding II Limited	Jersey	100.00	100.00
QBE Funding III Limited	Jersey	100 00	100.00
QBE Funding Trust[2]	US	–	–
QBE Funding Trust II[2]	US	–	–
QBE Funding Trust III[2]	US	–	–
QBE Holdings (UK) Limited	UK	100.00	100 00
QBE Holdings Inc	US	100 00	100.00
QBE Hongkong & Shanghai Insurance Limited	Hong Kong	74.47	74.47
QBE Insurance (Australia) Limited	Australia	100.00	100.00
QBE Insurance (Europe) Limited	UK	100.00	100.00
QBE Insurance (Fiji) Limited	Fiji	100.00	100.00
QBE Insurance (Hong Kong) Limited (in liquidation)	Hong Kong	100.00	100.00
QBE Insurance (International) Limited	Australia	100.00	100.00
QBE Insurance (Malaysia) Berhad	Malaysia	51.00	51.00
QBE Insurance (Philippines) Inc	Philippines	59.00	59.00
QBE Insurance (PNG) Limited	PNG	100.00	100.00

18

INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

	COUNTRY OF INCORPORATION/FORMATION	EQUITY HOLDING 2006 %	2005 %
QBE Insurance (Thailand) Co Limited[1]	Thailand		
Thai resident entities		23.67	23.67
Non-Thai resident entities		24.87	24.87
QBE Insurance (Vanuatu) Limited	Vanuatu	100.00	100.00
QBE Insurance (Vietnam) Company Limited	Vietnam	100.00	–
QBE Insurance Company (UK) Limited	UK	100.00	100.00
QBE Insurance Corporation	US	100.00	100.00
QBE International (Investments) Pty Limited	Australia	100.00	100.00
QBE International Holdings (UK) plc	UK	100.00	100.00
QBE International Holdings Limited	Hong Kong	100.00	100.00
QBE Investments (Australia) Pty Limited	Australia	100.00	100.00
QBE Investments (North America) Inc	US	100.00	100.00
QBE Investments (UK) Limited	NZ	100.00	100.00
QBE Investments Pty Limited	Australia	100.00	100.00
QBE Irish Share Incentive Plan[2]	Ireland	–	–
QBE IT Services Pty Limited	Australia	100.00	100.00
QBE Jersey (GP) Limited	Jersey	100.00	–
QBE Kindlustuse Eesti AS	Estonia	100.00	100.00
QBE Makedonija[3]	Macedonia	65.25	65.25
QBE Management Company (Bermuda) Limited	Bermuda	100.00	100.00
QBE Management (Ireland) Limited	Ireland	100.00	100.00
QBE Management (UK) Limited	UK	100.00	100.00
QBE Management Inc	US	100.00	100.00
QBE Management Services Pty Limited	Australia	100.00	100.00
QBE Management Services (Philippines) Pty Limited	Philippines	100.00	–
QBE Marine Underwriting Agency Pte Limited	Singapore	70.00	70.00
QBE Nominees (PNG) Limited	PNG	100.00	100.00
QBE Nominees Pty Limited	Australia	100.00	100.00
QBE Nordic Aviation Insurance A/S	Denmark	100.00	–
QBE Pacific Insurance Limited	PNG	100.00	100.00
QBE Poistovna AS	Slovakia	100.00	100.00
QBE Re Services Pty Limited	Australia	100.00	100.00
QBE Reinsurance (Bermuda) Limited	Bermuda	100.00	100.00
QBE Reinsurance (Europe) Limited	Ireland	100.00	100.00
QBE Reinsurance (UK) Limited	UK	100.00	100.00
QBE Reinsurance Administration Pty Ltd	Australia	100.00	100.00
QBE Reinsurance Corporation	US	100.00	100.00
QBE Specialty Insurance Company	US	100.00	100.00
QBE UK Finance I Limited	UK	100.00	100.00
QBE UK Finance II Limited	UK	100.00	100.00
QBE UK Share Incentive Plan[2]	UK	–	–
QBE Workers Compensation (NSW) Limited	Australia	100.00	100.00
QBE Workers Compensation (SA) Limited	Australia	100.00	100.00
QBE Workers Compensation (VIC) Limited	Australia	100.00	100.00
QBEMM Pty Limited	Australia	100.00	100.00
QBE-UGPB Insurance[1]	Ukraine	50.00	50.00
Queensland Insurance (Investments) Limited	Fiji	100.00	100.00
Ridgwell Fox & Partners (Underwriting Management) Limited	UK	100.00	100.00
Sinkaonamahasarn Company Limited[1]	Thailand	49.00	49.00
SRL Underwriting Limited	UK	100.00	100.00

18

INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

	COUNTRY OF INCORPORATION/FORMATION	EQUITY HOLDING 2006 %	EQUITY HOLDING 2005 %
Star Trust[2]	Cayman Is	–	–
Strakh-Consult	Ukraine	100.00	100.00
Sukhothai Re Consultants Limited	Thailand	100.00	100.00
The MiniBus & Coach Club Limited	UK	100.00	100.00
Torch Dedicated Corporate Member Limited	UK	100.00	100.00
Travelon Pty Limited	Australia	100.00	100.00
United Security Insurance Company	US	100.00	100.00
Visionex 2000 Limited	UK	100.00	100.00

(1) The following special conditions exist with respect to the consolidated entity's equity holdings.

- For accounting purposes, the consolidated entity has management control of QBE Insurance (Thailand) Co Ltd and QBE-UGPB Insurance.
- The issued share capital of Hyfield Company Limited and Sinkaonamahasarn Company Limited owned by the consolidated entity is held by various controlled entities. Other controlled entities have the right to acquire the remaining share capital.

(2) Mantis Reef Limited, Mantis Reef II Limited, Mantis Reef Pledge Limited, Mantis Reef II Pledge Limited, QBE Employee Share Trust, QBE Irish Share Incentive Plan, QBE UK Share Incentive Plan, Star Trust, the QBE Funding Trusts and QBE Capital Funding LP have been included in the consolidated financial statements as these entities are special purpose entities that exist for the benefit of the QBE Group.

(3) The shareholding in QBE Makedonija equates to 73.50% (2005 73.50%) of the voting rights.

(C) Change of name

CONTROLLED ENTITY	FORMER NAME
QBE Management (Ireland) Limited	Universal Management Limited
QBE Investments (Australia) Pty Limited	Queensland Insurance (Australia) Pty Limited
QBE Investments (UK) Limited	QBE WorkAble Limited
Minster Court Asset Management Pty Limited	QBE Finance Pty Limited

(D) Minority interest in controlled entities (consolidated)

	2006 $M	2005 $M
Ordinary share capital	54	57
Reserves	(7)	(6)
Retained profits	19	15
	66	66

(E) Equity

All equity in controlled entities is held in the form of shares or through contractual arrangements.

(F) Acquisitions

The following entities were acquired during the financial year:

- On 1 January 2006, a wholly owned entity acquired QBE Insurance (Vietnam) Company Limited (formerly Allianz General Insurance (Vietnam) Co Ltd), a general insurance company in Vietnam.
- On 3 January 2006, a wholly owned entity acquired Austral Mercantile Collections Pty Limited, a debt collection agency.
- On 8 April 2006, a wholly owned entity acquired QBE Nordic Aviation Insurance A/S (formerly Nordic Aviation Insurance A/S), an aviation insurance company in Denmark.
- On 1 July 2006, a wholly owned entity acquired the remaining equity of the Concord Group of companies.
- On 29 September 2006, a wholly owned entity acquired the agricultural business division of OneBeacon Insurance Company, an insurance operation in America.

18

INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

(G) Disposals

On 1 January 2006, a wholly owned entity sold its 50% shareholding in BIDV – QBE Insurance Company Limited in Vietnam to the consolidated entity's joint venture partner in Vietnam.

(H) Fair value of net assets of controlled entities acquired in the current financial year

	2006 $M	2005 $M
Cash and financial assets	**21**	710
Receivables	**3**	113
Deferred insurance costs	**2**	36
Property, plant and equipment	**2**	15
Trade and other payables	**(3)**	(181)
Net outstanding claims	**(4)**	(255)
Unearned premium	**(4)**	(166)
Provision for income tax	**–**	(3)
Net deferred income tax	**1**	5
Other provisions	**–**	(15)
	18	259
Intangible assets	**53**	307
Cost of acquisitions	**71**	566
The net cash flow relating to acquisitions was as follows:		
Cash consideration	**71**	536
Cash and current financial assets acquired	**(7)**	(136)
Net cash paid	**64**	400

The net contribution to the consolidated net profit after income tax for current year acquisitions is $1 million (2005 $11 million).

19

INTANGIBLE ASSETS (CONSOLIDATED)

	GOODWILL	IDENTIFIABLE INTANGIBLES		TOTAL
2006	$M	PURCHASED CAPACITY COSTS $M	OTHER $M	$M
Cost				
At 1 January	1,201	132	52	1,385
Acquisitions	78	–	23	101
Additions	–	1	–	1
Impairment of goodwill	(1)	–	–	(1)
Foreign exchange	(5)	8	(2)	1
At 31 December	1,273	141	73	1,487
Amortisation				
At 1 January	–	–	(3)	(3)
Amortisation for the year	–	–	(9)	(9)
At 31 December	–	–	(12)	(12)
Carrying amount				
At 31 December 2006	1,273	141	61	1,475

19

INTANGIBLE ASSETS (CONSOLIDATED) CONTINUED

	GOODWILL	IDENTIFIABLE INTANGIBLES		TOTAL
		PURCHASED CAPACITY COSTS	OTHER	
2005	$M	$M	$M	$M
Cost				
At 1 January	894	135	11	1,040
Acquisitions	265	–	42	307
Additions	43	3	–	46
Foreign exchange	(1)	(6)	(1)	(8)
At 31 December	1,201	132	52	1,385
Amortisation				
At 1 January	–	–	(1)	(1)
Amortisation for the year	–	–	(2)	(2)
At 31 December	–	–	(3)	(3)
Carrying amount				
At 31 December 2005	1,201	132	49	1,382

A) Identifiable intangibles

Purchased capacity costs, the most significant component of identifiable intangibles, relate to the acquisition of syndicate capacity at Lloyd's of London. Syndicate capacity is considered to have an indefinite useful life due to the planned long term commitment to, and increasing size of, the consolidated entity's operations in the Lloyd's market. The relevant cash generating unit ("CGU") is Lloyd's operating division. Purchased capacity costs have an indefinite useful life and therefore no amortisation is charged. The value in use over such a period is sufficient to validate the carrying value of the purchased capacity costs.

Other identifiable intangible assets include:

- rights to manage the Ensign business in the UK, which are being amortised over 11 years from the date of acquisition in 2004;
- renewal rights in respect of the acquisition of Icon Schemes Limited in 2004, which are being amortised over three years;
- insurance licenses on the acquisition of National Farmers Union Property and Casualty Company in 2005, which are deemed to have an indefinite useful life and are therefore not amortised;
- renewal rights on the acquisition of the National Farmers Union Property and Casualty Company in 2005, which are being amortised over 20 years; and
- renewal rights on the acquisition of a portfolio of US agricultural business in September 2006, which are being amortised over 15 years.

None of these is individually significant.

(B) Goodwill

The most significant CGUs are:

- Australian operations, which includes the acquisition of the remaining 50% of the QBE Mercantile Mutual joint venture in 2004;
- QBE Insurance (Europe), which includes the acquisitions of QBE Insurance Company (UK) Limited (formerly Iron Trades) in 1999 and MiniBus Plus in 2005; and
- Limit, which comprises mainly the acquisition of the consolidated entity's operations at Lloyd's of London in 2000.

(C) Allocation of CGUs

	2006 $M	2005 $M
Australian operations	**686**	626
QBE Insurance (Europe)	**182**	179
Limit	**374**	366
Other CGUs	**233**	211
	1,475	1,382

(D) Key assumptions

The consolidated entity's accounting policy in respect of impairment testing of goodwill and intangibles is included in note 1(S). The recoverable amount of goodwill and intangibles is determined by reference to a value in use calculation using cash flow projections for the next five years based on information extracted from the latest three year business plan, presented to and approved by the board. No growth is assumed in years four and five.

Discount rates are pre-tax and reflect a beta and equity risk premium appropriate to the consolidated entity.

The terminal value is calculated using a perpetuity growth formula based on the cash flow forecast for year five, and an appropriate discount rate and terminal growth rate.

20

TRADE AND OTHER PAYABLES

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Trade payables	–	–	881	838
Amounts due to controlled entities	2,747	1,431	–	–
Other payables and accrued expenses	14	12	515	413
Treasury payables	15	8	44	13
Investment payables	7	6	26	18
Trade and other payables – payable within 12 months	2,783	1,457	1,466	1,282

21

UNEARNED PREMIUM (CONSOLIDATED)

(A) Unearned premium

	2006 $M	2005 $M
At 1 January	4,287	3,948
Acquisitions/disposals	1	166
Deferral of premium on contracts written in the period	4,601	3,849
Earning of premium written in previous periods	(4,305)	(3,667)
Foreign exchange	58	(9)
At 31 December	4,642	4,287

(B) Net premium liabilities

	NOTE	2006 $M	2005 $M
Unearned premium		4,642	4,287
Deferred insurance costs	14	(1,409)	(1,446)
Net premium liabilities		3,233	2,841

(C) Expected present value of future cash flows for future claims including risk margin

	2006 $M	2005 $M
Undiscounted central estimate	2,759	2,348
Risk margin	138	113
	2,897	2,461
Discount to present value	(395)	(280)
Expected present value of future cash flows for future claims including risk margin	2,502	2,181

(D) Liability adequacy test

The probability of adequacy applied in the liability adequacy test differs from the probability of adequacy adopted in determining the outstanding claims provision. The reason for the difference is that the former is a benchmark used only to test the sufficiency of net premium liabilities whereas the latter is a measure of the adequacy of the outstanding claims provision actually carried by the consolidated entity.

AASB 1023 requires the inclusion of a risk margin in insurance liabilities, but does not prescribe a minimum level of margin. Whilst there is established practice in the calculation of the probability of adequacy of the claims provision, no such guidance exists in respect of the level of risk margin to be used in determining the adequacy of net premium liabilities. The consolidated entity has adopted a risk margin for the purposes of the liability adequacy test to produce a 75% probability of adequacy in respect of total insurance liabilities. The 75% basis is a recognised industry benchmark in Australia, being the minimum probability of adequacy required for Australian licensed insurers by APRA.

21

UNEARNED PREMIUM (CONSOLIDATED) CONTINUED

The application of the liability adequacy test in respect of the net premium liabilities identified a surplus at 31 December 2006 and 2005.

(E) Risk margin

The process used to determine the risk margin is explained in note 3(A)(iii).

The risk margin in expected future cash flows for future claims as a percentage of the central estimate is 5.8% (2005 5.5%) This is the risk margin required to give a probability of adequacy of 75% for total insurance liabilities.

22

OUTSTANDING CLAIMS (CONSOLIDATED)

(A) Net outstanding claims

	2006 $M	2005 $M
Gross outstanding claims	**17,140**	16,694
Claims settlement costs	**395**	365
	17,535	17,059
Discount to present value	**(2,266)**	(1,976)
Gross outstanding claims provision	**15,269**	15,083
Less than 12 months	**5,098**	4,904
Greater than 12 months	**10,171**	10,179
Gross outstanding claims provision	**15,269**	15,083
Reinsurance and other recoveries on outstanding claims[1]	**4,207**	4,769
Discount to present value	**(583)**	(556)
Reinsurance and other recoveries on outstanding claims	**3,624**	4,213
Less than 12 months	**1,238**	1,357
Greater than 12 months	**2,386**	2,856
Reinsurance and other recoveries on outstanding claims	**3,624**	4,213
Net outstanding claims	**11,645**	10,870
Central estimate	**10,256**	9,627
Risk margin	**1,389**	1,243
Net outstanding claims	**11,645**	10,870

(1) Reinsurance and other recoveries on outstanding claims are shown net of an allowance for default of $139 million (2005 $152 million).

(B) Risk margin

The process used to determine the risk margin is explained in note 3(A)(iii). The probability of adequacy at 31 December 2006 is 94.6% (2005 94.1%) which is slightly in excess of the high end of our internal target range of 85% to 94%.

The risk margin included in net outstanding claims is 13.5% of the central estimate (2005 12.9%).

(C) Reconciliation of movement in discounted outstanding claims provision

	2006			2005		
	GROSS $M	REINSURANCE $M	NET $M	GROSS $M	REINSURANCE $M	NET $M
At 1 January	**15,083**	**(4,213)**	**10,870**	12,605	(3,143)	9,462
Increase in net claims incurred in current accident year	**5,559**	**(702)**	**4,857**	6,874	(2,225)	4,649
Movement in prior year claims provision	**(31)**	**(275)**	**(306)**	(130)	(102)	(232)
Incurred claims recognised in the income statement	**5,528**	**(977)**	**4,551**	6,744	(2,327)	4,417
Acquisitions/disposals	**685**	**(202)**	**483**	387	(76)	311
Net claim payments	**(6,025)**	**1,805**	**(4,220)**	(4,620)	1,309	(3,311)
Foreign exchange	**(2)**	**(37)**	**(39)**	(33)	24	(9)
At 31 December	**15,269**	**(3,624)**	**11,645**	15,083	(4,213)	10,870

22

OUTSTANDING CLAIMS (CONSOLIDATED) CONTINUED

(D) Claims development

(i) Net undiscounted outstanding claims for the six most recent accident years

	2001 $M	2002 $M	2003 $M	2004 $M	2005 $M	2006 $M	TOTAL $M
Estimate of net ultimate claims cost:							
At end of accident year	3,693	3,337	3,546	4,815	5,401	**5,032**	
One year later	3,673	3,217	3,279	4,344	5,211	–	
Two years later	3,786	3,141	3,029	4,081	–	–	
Three years later	3,935	3,104	2,901	–	–	–	
Four years later	3,965	3,051	–	–	–	–	
Five years later	3,896	–	–	–	–	–	
Current estimate of net cumulative claims cost	3,896	3,051	2,901	4,081	5,211	**5,032**	
Cumulative net payments	(3,180)	(2,118)	(1,825)	(2,135)	(2,149)	**(1,131)**	
Net undiscounted outstanding claims for the six most recent accident years	716	933	1,076	1,946	3,062	**3,901**	11,634

The estimates of net ultimate claims cost and cumulative claims payments for the six most recent accident years have been translated to Australian dollars using the closing rate of exchange at 31 December 2006.

(ii) Reconciliation of net undiscounted outstanding claims for the six most recent accident years to net outstanding claims

	TOTAL $M
Net undiscounted outstanding claims for the six most recent accident years	11,634
Outstanding claims – accident years 2000 and prior	1,429
Foreign exchange	(289)
Discount on outstanding claims	(1,683)
Claims settlements costs	395
Other	159
Net outstanding claims	11,645

(iii) Commentary

The claims development table is presented net of reinsurance. With operations in 44 countries, hundreds of products, various reinsurance arrangements and with the consolidated entity's risk tolerance managed on a consolidated net basis, it is not considered meaningful or practicable to provide this information other than on a consolidated net accident year basis.

Outstanding claims in respect of acquisitions are included in the estimate of net ultimate claims cost in the accident year in which the acquisition was made. The exception is increased participation in Lloyd's syndicates, where the increased share of the outstanding claims provision is allocated to the original accident year.

23

PROVISIONS

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Long service leave	–	–	**20**	18
Amounts payable under acquisition agreements	**22**	13	**35**	31
Other provisions	–	–	**11**	15
	22	13	**66**	64
Payable within 12 months	–	–	**1**	2
Payable in 12 months or more	**22**	13	**65**	62
	22	13	**66**	64

24

INTEREST BEARING LIABILITIES

(A) Analysis of interest bearing liabilities

		THE COMPANY		CONSOLIDATED	
		2006 $M	2005 $M	2006 $M	2005 $M
Repayable as follows:					
Bank loans					
27 February 2006	A$400 million	–	400	–	400
Senior debt					
28 September 2009	£175 million	**433**	409	**433**	409
Eurobonds					
2 August 2020	A$150 million/£58 million	–	–	**149**	149
2 August 2020	A$20 million/£8 million	–	–	**20**	20
2 August 2020	€115 million/£70 million	–	–	**190**	185
		–	–	**359**	354
Hybrid securities[1]					
15 April 2022	US$101 million (2005 US$201 million)	–	–	**77**	165
21 September 2024	US$558 million (2005 US$558 million)	–	–	**447**	466
		–	–	**524**	631
Subordinated debt					
1 July 2023	US$250 million	**312**	336	**312**	336
Capital securities					
No fixed date	£300 million	–	–	**736**	–
Total interest bearing liabilities[2]		**745**	1,145	**2,364**	2,130
Payable within 12 months		–	400	**77**	400
Payable in 12 months or more		**745**	745	**2,287**	1,730
Total interest bearing liabilities[2]		**745**	1,145	**2,364**	2,130

(1) Hybrid securities are shown net of the equity conversion option. The US dollar principal amounts shown are the outstanding amounts payable at the end of the 20 year term.

(2) ABC securities for funds at Lloyd's are not included in this analysis. Details of ABCs are included in note 34(C).

24

INTEREST BEARING LIABILITIES CONTINUED

(B) Finance costs

$8 million of finance costs have been capitalised in the year (2005 $nil).

(C) Security and facility arrangements

In the normal course of business, bank loans are made to controlled entities and secured by guarantees or letters of comfort given by the company.

The Eurobonds were issued by a controlled entity and secured by guarantees given by the company and another controlled entity. The US$250 million subordinated debt was issued by the company. The claims of bondholders pursuant to both of these interest bearing liabilities will be subordinated in right of payment to the claims of all senior creditors, including policyholders, of the relevant controlled entity.

The hybrid securities are guaranteed by the company and a controlled entity. The claims of investors under these guarantees in general will rank equally with all existing and future unsecured and unsubordinated indebtedness of the company and the controlled entity.

The performance of the obligations of the controlled entity under the capital securities is guaranteed by the company. The guarantee is an unsecured and subordinated obligation of the company. The guarantee ranks senior to the claims of the holders of ordinary shares of the company, equally with equally ranked securities and instruments of the company and junior to the claims of creditors of the company.

(D) Eurobonds

A controlled entity is exposed to interest rate and currency risk in respect of its three Eurobond financing arrangements. Accordingly, the consolidated entity has entered into swap agreements which result in the consolidated entity's financial liabilities being fixed at sterling amounts until 2010, at which point the consolidated entity will be liable for the original Australian dollar and Euro amounts in the underlying financing arrangements. The facility can be extended for a further 10 years to 2020. Under the swap agreements, the variable interest rates of between 1.8% and 2.0% above the wholesale interbank rate are swapped to fixed rates of between 8.4% and 8.6% payable quarterly until 2010. The timing of the payments under the swap agreements matches the dates on which interest is payable on the underlying debt. The contracts are settled on a net basis.

The underlying financial liabilities are measured at amortised cost in original currency and translated to Australian dollars at the closing rate of exchange. The swaps are measured at fair value. The swaps are designated as cash flow hedges and have satisfied the relevant hedge effectiveness tests throughout the year and at the balance date. The gain or loss on the cash flow hedges is recognised directly in equity. Any ineffectiveness in the cash flow hedges is recognised directly in the income statement. Each financial year end, until the close out of the swap agreements in 2010, an amount is transferred from equity to the income statement to offset:

- the differential between the fixed and variable interest payments; and
- the movement in the spot rate on the financial liabilities.

During the year, a gain of $nil (2005 gain before tax of $2 million) was recognised in equity relating to the movements in the fair value of the swaps. During the year, a loss before tax of $14 million (2005 gain before tax of $2 million) was transferred from equity and included in the income statement.

(E) Hybrid securities

(i) Hybrid securities due 2024

In 2004, a controlled entity issued US$375 million of 20 year hybrid securities. Investors have the option to convert the security if:

- the company calls for their redemption;
- the market value of the security is less than the market value of the underlying shares in the company for five consecutive trading days; or
- certain corporate transactions occur (e.g. change in control).

In the event of conversion, approximately 29 million shares will be issued.

(ii) Hybrid securities due 2022

In 2002, two controlled entities issued US$471 million of 20 year hybrid securities. Investors have the option to convert the security if:

- the company calls for their redemption;
- the market value of the security is less than the market value of the underlying shares in the company for two consecutive trading days; or
- certain corporate transactions occur (e.g. change in control).

In 2006, 14 million shares (2005 28 million) were issued as a result of the conversion of 12% (2005 24%) of the hybrid securities due 2022. In the event of conversion of the remaining securities, approximately 13 million shares will be issued.

24

INTEREST BEARING LIABILITIES CONTINUED

(F) Capital securities

In 2006, a controlled entity issued £300 million of capital securities. The securities have no fixed redemption date and may not be called for redemption or conversion by the investors.

The securities are subordinated. Distributions are deferrable and not cumulative. However, if a distribution or principal amount is not paid by the controlled entity, and the company does not pay the amount under the guarantee, then the capital securities are to be redeemed for QBE preference shares. For so long as the distributions or principal amounts are outstanding, no payments (including distributions or principal amounts) are to be made on the company's shares or other instruments ranking junior to the securities. However, payment of distributions or principal amounts on equal ranking securities may be paid proportionally.

(G) Fair value of interest bearing liabilities

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Bank loans	–	400	–	400
Senior debt	**433**	423	**433**	423
Eurobonds	–	–	**363**	358
Hybrid securities	–	–	**1,212**	1,105
Subordinated debt	**291**	350	**291**	350
Capital securities	–	–	**755**	–
	724	1,173	**3,054**	2,636

There has been no active trading of interest bearing liabilities during 2006. The fair value has been estimated using valuation techniques based on market available data for similar debt instruments.

Hybrid securities have been valued with reference to the underlying market value of shares in the consolidated entity. The ability to convert the hybrid securities is restricted by the terms and conditions included in note 24(E).

25

CONTRIBUTED EQUITY

(A) Share capital (company and consolidated)

	2006 $M	2005 $M
Issued ordinary shares, fully paid	**3,461**	3,195

	NUMBER OF SHARES 000	$M
Issued and fully paid at 1 January 2005	734,609	2,780
Shares issued under the Employee Share and Option Plan	3,701	30
Employee options exercised	319	4
Vendor options exercised	1,591	28
Shares issued under Dividend Reinvestment Plan	13,051	203
Shares issued under Dividend Election Plan	3,437	–
Shares issued to holders of hybrid securities	28,113	153
Shares issued under the Deferred Compensation Plan on vesting of conditional rights	472	–
Share issue expenses	–	(3)
Bonus shares	1	–
Issued and fully paid at 31 December 2005	785,294	3,195
Shares issued under the Employee Share and Option Plan	1,996	15
Employee options exercised	3,860	36
Vendor options exercised	944	22
Shares issued under Dividend Reinvestment Plan	5,740	117
Shares issued under Dividend Election Plan	473	–
Shares issued to holders of hybrid securities	13,865	81
Shares issued under the Deferred Compensation Plan on vesting of conditional rights	283	–
Share issue expenses	–	(5)
Bonus shares	3	–
Issued and fully paid at 31 December 2006	812,458	3,461
Shares notified to the Australian Stock Exchange	818,679	3,514
Less: Plan shares subject to non-recourse loans, derecognised under Australian GAAP	(6,221)	(53)
Issued and fully paid at 31 December 2006	812,458	3,461

Ordinary shares in the company have no par value and entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. Ordinary shareholders rank after all creditors and are entitled to any residual proceeds.

(B) Treasury shares held in trust

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
At 1 January	–	–	–	–
Acquisition of shares	–	–	**38**	–
Shares vested and/or released to participants	–	–	**(22)**	–
At 31 December	–	–	**16**	–

Shares in the company may be bought on market to satisfy future obligations of the company under the various employee share based remuneration plans. Any such shares are held in trust. On consolidation, these shares are recognised as treasury shares held in trust. The balance of the treasury shares held in trust at the balance date represents the cumulative cost of acquiring shares in the company that have not yet been distributed to employees as share based remuneration.

(C) Equity component of hybrid securities

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
At 1 January	**108**	108	**108**	108
Movement during the period	–	–	–	–
At 31 December	**108**	108	**108**	108

25

CONTRIBUTED EQUITY CONTINUED

(D) Dividend Reinvestment and Dividend Election Plans

The company operates a Dividend Reinvestment Plan ("DRP") and a Dividend Election Plan ("DEP"). The DRP and DEP have been reinstated for the final dividend having been suspended for the interim dividend in September 2006.

The last date of receipt of election notices applicable to the final dividend was 22 February 2007.

(E) Dividends (company and consolidated)

	2006 $M	2005 $M
Previous year final dividend paid on ordinary shares		
Franked at 50% - 19.0 cents (2005 15.0 cents, franked at 50%)	**151**	114
Unfranked - 19.0 cents (2005 15.0 cents)	**151**	114
	302	228
Interim dividend paid on ordinary shares		
Franked at 60% - 24.0 cents (2005 16.5 cents, franked at 50%)	**193**	127
Unfranked - 16.0 cents (2005 16.5 cents)	**129**	127
	322	254
Dividend reinvested under the Dividend Election Plan	**(10)**	(55)
Total dividend paid	**614**	427

The interim dividend of $322 million was paid on 14 September 2006. On 23 February 2007, the directors declared a 60% franked final dividend of 55.0 cents per share (2005 38.0 cents per share, 50% franked). The final dividend payout is $452 million (2005 $302 million).

The franking account balance on a tax paid basis as at the balance date was a surplus of $206 million (2005 $213 million). After taking into account the final dividend, the franking account balance will be a surplus of $90 million.

Following the introduction of the conduct foreign income ("CFI") rules effective for the consolidated entity from 1 January 2006, shareholders not resident in Australia will receive CFI unfranked dividends for the unfranked portion of the final 2006 dividend exempt from Australian tax and not subject to Australian withholding tax.

(F) Options issued to third parties

The consolidated entity has issued options to third parties in respect of acquisitions. These options are subject to performance hurdles. Details of the movements in respect of such options during the year are as follows:

2006 GRANT DATE	EXERCISE PRICE	BALANCE AT 1 JAN 2006	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR	BALANCE AT 31 DEC 2006	EXPIRY DATE
1 December 2004	$0.00	3,000,000	1,500,000	–	1,500,000	30 November 2007
22 December 2004	$0.00	2,750,000	–	2,750,000	–	31 July 2006
		5,750,000	1,500,000	2,750,000	1,500,000	

Details of the movements in respect of such options during the prior year were as follows:

2005 GRANT DATE	EXERCISE PRICE	BALANCE AT 1 JAN 2005	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR	BALANCE AT 31 DEC 2005	EXPIRY DATE
1 December 2004	$0.00	5,000,000	2,000,000	–	3,000,000	30 November 2007
22 December 2004	$0.00	2,750,000	–	–	2,750,000	31 July 2006
		7,750,000	2,000,000	–	5,750,000	

The market value of the options issued to third parties outstanding at the balance date is $22 million (2005 $68 million), calculated by reference to the quoted market value of the underlying shares at that date. During the financial year, 1,500,000 (2005 2,000,000) options were exercised, resulting in the issue of 943,500 (2005 1,591,000) shares.

26

OTHER RESERVES

(A) Reserves

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Owner occupied property revaluation reserve[1]				
At 1 January	–	–	**8**	6
Valuation increase	–	–	**13**	2
Deferred tax	–	–	**(4)**	–
At 31 December	–	–	**17**	8
Cash flow hedges reserve[2]				
At 1 January	**(5)**	–	**(22)**	(17)
Fair value (loss) gain	**(34)**	(1)	**(34)**	1
Transfer of loss (gain) to income statement	**41**	(4)	**55**	(6)
Deferred tax	–	–	**(4)**	–
At 31 December	**2**	(5)	**(5)**	(22)
Foreign currency translation reserve[3]				
At 1 January	–	–	**(72)**	(48)
Gains (losses) on translation	–	–	**37**	(48)
(Losses) gains on forward foreign exchange contracts	–	–	**(22)**	26
Other decrease	–	–	**(2)**	(2)
At 31 December	–	–	**(59)**	(72)
Options reserve[4]				
At 1 January	**38**	15	**55**	19
Options expense	**26**	23	**26**	23
Transfers from reserve on vesting of conditional rights	**(22)**	–	**(22)**	–
Deferred tax	–	–	**24**	13
At 31 December	**42**	38	**83**	55
General reserve[5]				
At 1 January	–	–	**5**	5
Movement in the year	–	–	–	–
At 31 December	–	–	**5**	5
Realised capital profits reserve[6]				
At 1 January	–	–	**6**	6
Movement in the year	–	–	–	–
At 31 December	–	–	**6**	6
Total reserves at 31 December	**44**	33	**47**	(20)

(1) Used to recognise fair value movements in the carrying value of owner occupied property. Refer note 1(Q).

(2) Used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity. Refer note 1(O)(ii).

(3) Exchange gains and losses arising on translation of a foreign controlled entity and related hedging instruments are taken to the foreign currency translation reserve. Refer note 1(U). In the event of the disposal of a relevant net investment, the movement in the reserve is recognised in the income statement.

(4) Used to recognise the fair value of instruments issued as share based payments.

(5) Established prior to 1989 for general purposes.

(6) Realised capital profits arising prior to the introduction of capital gains tax in Australia.

(B) Retained profits

		THE COMPANY		CONSOLIDATED	
	NOTE	2006 $M	2005 $M	2006 $M	2005 $M
Retained profits at 1 January		**2,362**	1,729	**1,810**	1,173
Net profit after income tax attributable to members of the company		**2,279**	1,060	**1,483**	1,091
Actuarial gains (losses) on defined benefit superannuation plans, net of tax	29(C)	–	–	**4**	(27)
Total available for appropriation		**4,641**	2,789	**3,297**	2,237
Dividends paid		**(614)**	(427)	**(614)**	(427)
Retained profits at 31 December		**4,027**	2,362	**2,683**	1,810

27

SHARE BASED PAYMENTS

(A) Employee Share and Option Plan

The company, at its 1981 AGM, approved the issue of shares from time to time under an Employee Share and Option Plan ("the Plan"), up to 5% of the issued ordinary shares in the capital of the company. Any full-time or part-time employee of the consolidated entity or equally owned joint ventures who is offered shares or options pursuant to the offer document of the Plan is eligible to participate in the Plan.

Under the Plan, ordinary shares of the company are offered at the weighted average market price during the five trading days up to the date of the offer. Likewise, the exercise price for options offered under the Plan is the weighted average market price during the five trading days up to the date of the offer.

In accordance with the terms of the Plan, interest free loans are granted to employees to subscribe for shares issued under the Plan. Prior to 20 June 2005, the terms of the loans were either personal recourse or non-recourse. With effect from 20 June 2005, only personal recourse loans are granted to employees to subscribe for shares under the Plan. The loans are repayable in certain circumstances as set out in the Plan, such as termination of employment or breach of condition.

Currently there are two schemes operating within the Plan:

(i) Deferred Compensation Plan

Senior management are invited to participate in the Deferred Compensation Plan ("DCP"). Under the DCP, the directors can issue conditional rights to shares and grant options to senior management who have already achieved predetermined performance criteria. The terms of the DCP may vary to take into account the requirements and market conditions of the locations of senior management, but the general terms of the DCP conditional rights and options are set out below.

- The conditional rights entitle relevant employees to receive shares on the third anniversary of the grant of the rights. Further shares are issued in relation to the conditional rights to reflect dividends paid on ordinary shares of the company in the period commencing from the date of the grant of the conditional rights. The shares issued pursuant to the conditional rights are issued without payment being made by senior management (i.e. at a nil exercise price).
- The options are subject to the terms and conditions of the Plan. Options issued in 2004 and prior can be exercised after three years, whilst any options issued in 2005 and thereafter will generally be exercisable after five years. They must be exercised within a 12 month period after vesting. Interest free personal recourse loans are granted on the terms permitted by the Plan as described above to persons who hold options to fund the exercise of options.

The shares issued pursuant to the conditional rights and options will only be issued if the individual has remained in the company's service throughout the vesting period (unless they leave due to redundancy, retirement through ill health or age, or death) and is not subject to disciplinary proceedings or notice on that date.

Shareholder approval of the DCP was given at the 2006 AGM for the purpose of ASX Listing Rule 7.2, sections 200B and 200E of the *Corporations Act 2001* and for all other purposes.

(ii) Share Incentive Plan

Generally, all full-time or part-time employees of the consolidated entity with a minimum of one year's service are invited to participate in the Share Incentive Plan ("the SIP"). Under the SIP, directors can provide shares up to $1,000 to employees without payment being made by employees. The allocation of shares is based on the period of service. The shares are purchased on market and held in trust for the employee for a minimum of three years or until cessation of employment, whichever is earlier. Further details are provided in note 27(E).

(B) Employee options

During the year, the company granted to 308 (2005 340) qualifying employees options over ordinary shares with a total market value of $54 million (2005 $55 million), being the quoted market price at the date the options were granted. The weighted average fair value of options granted during the year ended 31 December 2006 was $4.58 (2005 $3.80).

The market value of the options outstanding at balance date is $262 million (2005 $210 million), calculated by reference to the quoted market value of the underlying shares at that date.

27

SHARE BASED PAYMENTS CONTINUED

Details of the number of employee options granted, exercised and forfeited or cancelled during the year, including those issued under the DCP, were as follows:

2006 GRANT DATE	EXERCISE PRICE	BALANCE AT 1 JAN 2006	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR	BALANCE AT 31 DEC 2006
2 April 2001	$10.72	28,014	–	(27,014)	(1,000)	–
25 May 2001	$10.65	317,500	–	(317,500)	–	–
1 June 2001	$10.69	155,000	–	(155,000)	–	–
10 December 2001	$7.27	810,000	–	(80,000)	–	730,000
18 March 2002	$7.49	26,637	–	(26,637)	–	–
14 November 2002	$7.37	100,000	–	(100,000)	–	–
13 March 2003	$8.04	2,400,718	–	(2,293,208)	(57,485)	50,025
10 April 2003	$8.04	110,884	–	(110,884)	–	–
3 November 2003	$10.14	10,000	–	(10,000)	–	–
3 March 2004	$8.04	209,637	–	(45,190)	–	164,447
3 March 2004	$11.08	2,986,335	–	(319,470)	(142,843)	2,524,022
2 April 2004	$11.08	114,694	–	–	–	114,694
3 March 2005	$8.04	225,043	–	(51,304)	–	173,739
3 March 2005	$11.08	207,182	–	(20,682)	–	186,500
3 March 2005	$14.85	2,818,359	–	(185,201)	(158,004)	2,475,154
8 April 2005	$14.85	118,587	–	–	–	118,587
12 May 2005	$14.81	100,000	–	(20,000)	–	80,000
2 March 2006	$20.44	–	2,555,689	(92,779)	(103,077)	2,359,833
7 April 2006	$20.44	–	94,771	–	–	94,771
		10,738,590	2,650,460	(3,854,869)	(462,409)	9,071,772
Weighted average exercise price		$10.96	$20.44	$9.28	$14.08	$14.29

The weighted average share price at the date of exercise of options during the year was $21.75 (2005 $15.67). The weighted average remaining contractual life of total options outstanding at 31 December 2006 was 3.15 years (2005 2.79 years).

Employee options outstanding at 31 December 2006 were as follows:

YEAR OF EXPIRY	FUTURE PERFORMANCE	DCP/STI	OTHER	TOTAL OPTIONS
2007	730,000	145,337	–	875,337
2008	–	2,667,101	–	2,667,101
2009	80,000	115,426	–	195,426
2010	–	192,147	–	192,147
2011	–	2,912,371	–	2,912,371
2012	–	2,188,640	–	2,188,640
2024	–	–	40,750	40,750
	810,000	8,221,022	40,750	9,071,772
Vested and exercisable at 31 December 2006	20,000	13,755	40,750	74,505

The future performance options have been issued subject to the achievement of specific performance criteria. Examples of such criteria are provided in the directors' report.

Other options were issued to US and Irish employees in 2004 in lieu of shares under the Plan. The options vested immediately and are exercisable until March 2024.

Regular options have been phased out and replaced with the incentive arrangement under the DCP.

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27

SHARE BASED PAYMENTS CONTINUED

Details of the number of options granted, exercised and forfeited or cancelled during the prior year, including those issued under the DCP, were as follows:

2005 GRANT DATE	EXERCISE PRICE	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR	BALANCE AT 31 DEC 2005
1 June 2000	$6.53	10,000	–	(10,000)	–	–
1 July 2000	$7.62	10,000	–	(10,000)	–	–
1 October 2000	$8.63	45,730	–	(44,730)	(1,000)	–
1 November 2000	$8.90	50,000	–	(50,000)	–	–
1 January 2001	$9.76	5,000	–	(5,000)	–	–
2 April 2001	$10.72	67,728	–	(36,814)	(2,900)	28,014
25 May 2001	$10.65	335,000	–	(17,500)	–	317,500
1 June 2001	$10.69	155,000	–	–	–	155,000
10 December 2001	$7.27	965,000	–	(130,000)	(25,000)	810,000
18 March 2002	$7.49	745,070	–	(707,649)	(10,784)	26,637
14 November 2002	$7.37	100,000	–	–	–	100,000
13 March 2003	$8.04	2,755,728	1,094	(280,733)	(75,371)	2,400,718
10 April 2003	$8.04	110,884	–	–	–	110,884
3 November 2003	$10.14	10,000	–	–	–	10,000
3 March 2004	$8.04	209,637	–	–	–	209,637
3 March 2004	$11.08	3,263,378	–	(149,586)	(127,457)	2,986,335
2 April 2004	$11.08	114,694	–	–	–	114,694
3 March 2005	$8.04	–	225,043	–	–	225,043
3 March 2005	$11.08	–	207,182	–	–	207,182
3 March 2005	$14.85	–	2,960,740	(75,225)	(67,156)	2,818,359
15 March 2005	$15.13	–	135,250	–	(135,250)	–
8 April 2005	$14.85	–	118,587	–	–	118,587
12 May 2005	$14.81	–	100,000	–	–	100,000
		8,952,849	3,747,896	(1,517,237)	(444,918)	10,738,590
Weighted average exercise price		$9.22	$14.24	$8.49	$12.06	$10.96

27

SHARE BASED PAYMENTS CONTINUED

Employee options outstanding at 31 December 2005 were as follows:

YEAR OF EXPIRY	FUTURE PERFORMANCE	REGULAR	DCP/STI	OTHER	TOTAL OPTIONS
2006	582,500	28,014	26,637	–	637,151
2007	810,000	–	2,603,262	–	3,413,262
2008	–	–	3,147,756	–	3,147,756
2009	100,000	–	116,992	–	216,992
2010	–	–	126,175	–	126,175
2011	–	–	3,126,004	–	3,126,004
2024	–	–	–	71,250	71,250
	1,492,500	28,014	9,146,826	71,250	10,738,590
Vested and exercisable at 31 December 2005	20,000	–	–	71,250	91,250

(C) Conditional rights

Details of the number of employee entitlements to conditional rights to ordinary shares under the DCP granted, vested and transferred to employees during the year were as follows:

2006 GRANT DATE	DATE EXERCISABLE	FAIR VALUE PER RIGHT AT GRANT DATE	BALANCE AT 1 JAN 2006	GRANTED IN THE YEAR	DIVIDENDS ATTACHING IN THE YEAR	VESTED AND TRANSFERRED TO EMPLOYEE IN THE YEAR	CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2006
13 March 2003	13 March 2006	$9.16	241,834	–	4,468	(246,302)	–	–
13 March 2003	13 March 2006	$9.56	582,437	–	9,145	(577,860)	(13,722)	–
13 March 2003	13 March 2006	$9.71	146,722	–	2,728	(149,450)	–	–
10 April 2003	10 April 2006	$9.16	47,026	–	874	(47,900)	–	–
3 March 2004	2 March 2007	$11.65	85,109	–	2,432	(18,346)	–	69,195
3 March 2004	2 March 2007	$12.49	314,805	–	10,964	(40,306)	(20,191)	265,272
3 March 2004	2 March 2007	$12.96	690,331	–	22,815	(79,478)	(21,752)	611,916
3 March 2004	2 March 2007	$13.24	100,309	–	3,655	–	–	103,964
2 April 2004	1 April 2007	$12.49	45,651	–	1,663	–	–	47,314
3 March 2005	2 March 2008	$15.30	87,847	–	2,471	(20,026)	–	70,292
3 March 2005	2 March 2008	$15.86	80,877	–	2,653	(8,074)	–	75,456
3 March 2005	2 March 2008	$16.94	307,893	–	10,618	(29,201)	(17,676)	271,634
3 March 2005	2 March 2008	$17.51	634,462	–	21,657	(51,708)	(29,972)	574,439
3 March 2005	2 March 2008	$17.81	108,545	–	3,956	–	(3,756)	108,745
8 April 2005	7 April 2008	$16.94	45,361	–	1,652	–	–	47,013
2 March 2006	1 March 2009	$23.09	–	884,758	31,758	(39,699)	(32,657)	844,160
7 April 2006	6 April 2009	$24.23	–	35,539	622	–	–	36,161
			3,519,209	920,297	134,131	(1,308,350)	(139,726)	3,125,561

The weighted average share price at the date of vesting of conditional rights during the year ended 31 December 2006 was $21.49 (2005 $15.87). The weighted average fair value of conditional rights granted during the year ended 31 December 2006 was $23.13 (2005 $17.15).

27

SHARE BASED PAYMENTS CONTINUED

Details of the number of employee entitlements to conditional rights to ordinary shares under the DCP granted, vested and transferred to employees during the prior year were as follows:

2005 GRANT DATE	DATE EXERCISABLE	FAIR VALUE PER RIGHT AT GRANT DATE	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	DIVIDENDS ATTACHING IN THE YEAR	VESTED AND TRANSFERRED TO EMPLOYEE IN THE YEAR	CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2005
18 March 2002	17 March 2005	$8.40	193,441	–	3,537	(194,858)	(2,120)	–
13 March 2003	13 March 2006	$9.16	250,212	445	9,915	(10,774)	(7,964)	241,834
13 March 2003	13 March 2006	$9.56	664,341	–	24,266	(93,368)	(12,802)	582,437
13 March 2003	13 March 2006	$9.71	145,229	–	5,901	(2,226)	(2,182)	146,722
10 April 2003	10 April 2006	$9.16	45,177	–	1,849	–	–	47,026
3 March 2004	2 March 2007	$11.65	81,763	–	3,346	–	–	85,109
3 March 2004	2 March 2007	$12.49	325,267	–	12,845	(14,103)	(9,204)	314,805
3 March 2004	2 March 2007	$12.96	732,536	–	29,021	(53,152)	(18,074)	690,331
3 March 2004	2 March 2007	$13.24	101,372	–	4,107	(2,927)	(2,243)	100,309
2 April 2004	1 April 2007	$12.49	43,856	–	1,795	–	–	45,651
3 March 2005	2 March 2008	$15.30	–	84,393	3,454	–	–	87,847
3 March 2005	2 March 2008	$15.86	–	77,695	3,182	–	–	80,877
3 March 2005	2 March 2008	$16.94	–	305,675	12,444	(9,246)	(980)	307,893
3 March 2005	2 March 2008	$17.51	–	717,906	27,662	(91,304)	(19,802)	634,462
3 March 2005	2 March 2008	$17.81	–	106,760	4,323	–	(2,538)	108,545
8 April 2005	7 April 2008	$16.94	–	44,470	891	–	–	45,361
			2,583,194	1,337,344	148,538	(471,958)	(77,909)	3,519,209

(D) Fair value of options and conditional rights

The fair value of both options and conditional rights is determined using a binomial model. The fair value is earned evenly over the period between grant and vesting. For those options and conditional rights granted during the year to 31 December 2006, the following significant assumptions were used:

		OPTIONS		CONDITIONAL RIGHTS	
		2006	2005	**2006**	2005
Share price on grant date	$	**20.44 – 22.17**	14.85 – 15.17	**20.44 – 22.17**	14.85 – 15.17
Fair value of instrument at grant date	$	**3.85 – 5.63**	3.04 – 6.90	**23.09 – 24.23**	15.30 – 17.81
Risk free interest rate	%	**5.2 – 5.4**	5.5 – 5.6	**5.2 – 5.4**	5.5
Expected share price volatility	%	**25.0**	25.0	**25.0**	25.0
Expected dividend yield	%	**3.5**	3.5	**3.5**	3.5
Expected life of instrument	years	**3.5 – 5.5**	3.5 – 5.5	**3.0**	3.0

Some of the assumptions, including expected share price volatility, are based on historical data which does not necessarily represent future trends. Reasonable changes in these assumptions would not have a material impact on the financial statements.

(E) Share Incentive Plan

The SIP was introduced during 2005 and is a global reward scheme available to eligible permanent employees who have met minimum service conditions at the annual grant date. Under the SIP, eligible employees may be offered up to $1,000 of fully paid ordinary shares in the company annually for no cash consideration. The market value of shares issued under the SIP is expensed in the period in which the shares are granted. The total number of shares issued under the SIP to participating employees in the year was 148,035 (2005 235,450). The weighted average market price on the issue date was $23.42 (2005 $17.09).

27

SHARE BASED PAYMENTS CONTINUED

(F) Share based payment expenses

Total expenses arising from share based payment transactions during the year included in underwriting expenses were as follows:

	CONSOLIDATED	
	2006 $M	2005 $M
Options provided under the DCP	**8**	6
Conditional rights provided under the DCP	**18**	16
Shares provided under the SIP	**4**	4
	30	26

28

KEY MANAGEMENT PERSONNEL (COMPANY AND CONSOLIDATED)

Key management personnel are those persons defined as having authority and responsibility for planning, directing and controlling the activities of the consolidated entity, either directly or indirectly, including any director (executive or non-executive).

(A) Directors

The following directors held office during the financial year:

Non-executive directors
EJ Cloney (chairman)
LF Bleasel AM
DM Boyle (appointed 28 September 2006)
The Hon NF Greiner AC
IF Hudson
BJ Hutchinson
CLA Irby
IYL Lee

Executive director
FM O'Halloran

(B) Other key management personnel

All of the persons in the table below were key management personnel for some period during the year ended 31 December 2006 and were key management personnel in the prior year.

NAME	POSITION	EMPLOYER	EMPLOYMENT DATES
SP Burns	Chief executive officer, European operations	QBE Management (UK) Limited	1 January 1987
NG Drabsch	Chief financial officer, QBE Insurance Group Limited	QBE Management Services Pty Limited	20 September 1991
PE Grove	Chief underwriting officer, European operations	QBE Management (UK) Limited	1 August 1982
MD ten Hove	Group general manager, investments, QBE Insurance Group Limited	QBE Management Services Pty Limited	1 March 1999
RL Jones[1]	Group general manager, business development, QBE Insurance Group Limited	QBE Management Services Pty Limited	1 April 1994 to 31 October 2006
TM Kenny	President and chief executive officer, the Americas	QBE Reinsurance Corporation	28 November 1994
V McLenaghan	Chief operating officer, QBE Insurance Group Limited	QBE Management Services Pty Limited	14 August 1995
EG Tollifson[1]	Chief risk officer, QBE Insurance Group Limited	QBE Management Services Pty Limited	14 February 1994 to 3 July 2006

(1) These persons ceased being key management personnel from 1 July 2006.

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28

KEY MANAGEMENT PERSONNEL (COMPANY AND CONSOLIDATED) CONTINUED

(C) Key management personnel - compensation

	COMPANY 2006 $'000	COMPANY 2005 $'000	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000
Short term employee benefits	–	–	**21,927**	23,977
Post employment benefits	–	–	**1,124**	1,194
Other long term employment benefits	–	–	**189**	142
Share based payments	–	–	**5,415**	4,980
Termination benefits	–	–	**1,236**	–
	–	–	**29,891**	30,293

The company has taken advantage of the relief provided by ASIC class order 06/50 and has transferred the detailed remuneration disclosures to the directors' report. Refer to the remuneration report on pages 57 to 67 of the directors' report.

(D) Key management personnel - equity instruments

(i) Options and conditional rights provided as remuneration

For details of equity instruments (conditional rights and options) provided to key management personnel as remuneration and shares issued on the exercise of such instruments, together with the associated terms and conditions, refer to the remuneration report on pages 57 to 67. No equity compensation was provided to the non-executive directors

(ii) DCP options holdings

Details of the movements in the number of DCP options over ordinary shares in the company provided as remuneration under the DCP to the key management personnel are provided below:

2006 NUMBER OF OPTIONS	BALANCE AT 1 JAN 2006	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	FORFEITED/ CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2006[1]	EXERCISE COST AT 31 DEC 2006 $'000
Executive director						
FM O'Halloran	344,165	94,771	(110,884)	–	328,052	4,969
Other key management personnel						
SP Burns	389,766	110,515	(78,206)	–	422,075	5,458
NG Drabsch	198,130	50,460	(62,381)	–	186,209	2,789
TM Kenny	307,715	68,986	(144,747)	–	231,954	3,501
V McLenaghan	120,584	39,141	(22,287)	–	137,438	2,072
PE Grove	349,538	95,853	(113,470)	–	331,921	4,718
MD ten Hove	66,707	46,799	–	–	113,506	1,947
Former key management personnel[2]						
RL Jones	198,547	37,575	(236,122)[3]	–	–	–
EG Tollifson[4]	103,813	26,981	(33,931)	(96,863)	–	–

(1) None of these options are vested or exercisable at 31 December 2006.

(2) These persons ceased being key management personnel from 1 July 2006.

(3) Mr Jones ceased employment on 31 October 2006. Under his termination arrangements, the vesting date of 151,877 DCP options was accelerated to his termination date. These options were exercised on 16 November 2006.

(4) Ms Tollifson ceased employment on 3 July 2006

2005 NUMBER OF OPTIONS	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	FORFEITED/ CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2005[1]	EXERCISE COST AT 31 DEC 2005 $'000
Executive director						
FM O'Halloran	225,578	118,587	–	–	344,165	3,923
Other key management personnel						
SP Burns	226,244	163,522	–	–	389,766	3,828
NG Drabsch	130,780	67,350	–	–	198,130	2,260
TM Kenny	231,965	75,750	–	–	307,715	3,255
V McLenaghan	91,891	48,487	(19,794)	–	120,584	1,451
PE Grove	226,569	122,969	–	–	349,538	3,992
MD ten Hove	–	66,707	–	–	66,707	991
RL Jones	188,351	50,283	(40,087)	–	198,547	2,133
EG Tollifson	69,073	34,740	–	–	103,813	1,178

(1) None of these options are vested or exercisable at 31 December 2005.

28

KEY MANAGEMENT PERSONNEL (COMPANY AND CONSOLIDATED) CONTINUED

(iii) Future performance options holdings

Details of the movements in the number of future performance options over ordinary shares in the company provided as remuneration to the key management personnel are provided below:

2006 NUMBER OF OPTIONS	BALANCE AT 1 JAN 2006	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	FORFEITED/ CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2006	EXERCISE COST AT 31 DEC 2006 $'000
Key management personnel						
SP Burns	115,000	–	(35,000)	–	80,000	582
TM Kenny	230,000	–	(50,000)	–	180,000[1]	1,912
PE Grove	195,000	–	(135,000)	–	60,000	436

(1) 20,000 of these options were vested and exercisable at 31 December 2006.

2005 NUMBER OF OPTIONS	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	FORFEITED/ CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2005	EXERCISE COST AT 31 DEC 2005 $'000
Key management personnel						
SP Burns	115,000	–	–	–	115,000	954
NG Drabsch	100,000	–	(100,000)	–	–	–
PE Grove	195,000	–	–	–	195,000[2]	1,546
TM Kenny[1]	130,000	100,000	–	–	230,000[3]	2,529
EG Tollifson	100,000	–	(100,000)	–	–	–

(1) 100,000 future performance options were granted to Mr Kenny on 12 May 2005 under the terms of an agreement entered into on 12 May 2000. The fair value of these options at grant date was $2.32. The exercise price is $14.81.

(2) 100,000 of these options had vested at 31 December 2006.

(3) 20,000 of these options had vested on 31 December 2006.

(iv) Regular options holdings

Details of the movements in the number of regular options over ordinary shares in the company provided as remuneration to the key management personnel are provided below:

2006 NUMBER OF OPTIONS	BALANCE AT 1 JAN 2006	EXERCISED IN THE YEAR	FORFEITED/ CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2006
Key management personnel				
V McLenaghan	750	(750)	–	–
Former key management personnel[1]				
RL Jones	1,500	(1,500)	–	–
EG Tollifson	1,000	(1,000)	–	–

(1) These persons ceased being key management personnel from 1 July 2006.

2005 NUMBER OF OPTIONS	BALANCE AT 1 JAN 2005	EXERCISED IN THE YEAR	FORFEITED/ CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2005[1]	EXERCISE COST AT 31 DEC 2005 $'000
Key management personnel					
TM Kenny	10,000	(10,000)	–	–	–
V McLenaghan	3,000	(2,250)	–	750	8
RL Jones	6,000	(4,500)	–	1,500	16
EG Tollifson	4,000	(3,000)	–	1,000	11

(1) None of the options had vested or were exercisable at 31 December 2005.

28

KEY MANAGEMENT PERSONNEL (COMPANY AND CONSOLIDATED) CONTINUED

(v) Conditional rights holdings

Details of the movements in the number of conditional rights to ordinary shares in the company provided as remuneration under the DCP to the key management personnel are provided below:

2006 NUMBER OF RIGHTS	BALANCE AT 1 JAN 2006	GRANTED IN THE YEAR	DIVIDENDS ATTACHING IN THE YEAR	VESTED AND TRANSFERRED IN THE YEAR	CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2006[1]
Executive director						
FM O'Halloran	138,038	35,539	4,811	(47,900)	–	130,488
Other key management personnel						
SP Burns	157,101	41,444	6,641	(33,784)	–	171,402
NG Drabsch	80,515	18,923	3,150	(26,947)	–	75,641
TM Kenny	126,366	25,870	4,449	(62,527)	–	94,158
V McLenaghan	48,602	14,678	2,138	(9,628)	–	55,790
PE Grove	142,043	35,945	5,625	(49,017)	–	134,596
MD ten Hove	26,039	17,549	1,587	–	–	45,175
Former key management personnel[2]						
RL Jones	81,348	14,091	2,839	(98,278)[3]	–	–
EG Tollifson[4]	42,217	10,118	973	(14,658)	(38,650)	–

(1) None of these conditional rights are vested or exercisable at 31 December 2006.

(2) These persons ceased being key management personnel from 1 July 2006.

(3) Mr Jones ceased employment on 31 October 2006. Under his termination arrangements, the vesting date of 61,886 conditional rights was accelerated to this date.

(4) Ms Tollifson ceased employment on 3 July 2006.

2005 NUMBER OF RIGHTS	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	DIVIDENDS ATTACHING IN THE YEAR	VESTED AND TRANSFERRED IN THE YEAR	BALANCE AT 31 DEC 2005[1]
Executive director					
FM O'Halloran	89,033	44,470	4,535	–	138,038
Other key management personnel					
SP Burns	89,601	61,321	6,179	–	157,101
NG Drabsch	52,094	25,256	3,165	–	80,515
TM Kenny	92,990	28,406	4,970	–	126,366
V McLenaghan	36,922	18,183	2,083	(8,586)	48,602
PE Grove	90,342	46,116	5,585	–	142,043
MD ten Hove	–	25,015	1,024	–	26,039
RL Jones	76,332	18,856	3,548	(17,388)	81,348
EG Tollifson	27,530	13,027	1,660	–	42,217

(1) None of these conditional rights are vested or exercisable at 31 December 2005.

28

KEY MANAGEMENT PERSONNEL (COMPANY AND CONSOLIDATED) CONTINUED

(vi) Share holdings

The movements during the year in the number of ordinary shares in the company held by the key management personnel, including their personally related parties, are provided below:

2006 NUMBER OF SHARES	INTEREST IN SHARES AT 1 JAN 2006	CONDITIONAL RIGHTS VESTED	OPTIONS EXERCISED	PURCHASED (SOLD)	DIVIDENDS REINVESTED IN THE YEAR	INTEREST IN SHARES AT 31 DEC 2006	INTEREST IN SHARES AT 31 DEC 2006 SUBJECT TO NON-RECOURSE LOANS[5]
Non-executive directors							
LF Bleasel AM	43,403	-	-	-	300	43,703	-
EJ Cloney	734,917	-	-	(49,540)	-	685,377	-
The Hon NF Greiner AC	55,505[1]	-	-	9,364	846	65,715	-
BJ Hutchinson	27,446	-	-	6,504	-	33,950	-
CLA Irby	15,000	-	-	-	-	15,000	-
IYL Lee	13,956	-	-	6,913	260	21,129	-
Executive director							
FM O'Halloran	1,079,602	47,900	110,884	(70,500)	18,709	1,186,595	1,074,043
Other key management personnel							
SP Burns	3,207	33,784	113,206	(146,892)	62	3,367	3,025
NG Drabsch	293,419	26,947	62,381	(64,671)	5,455	323,531	320,095
TM Kenny	13,022	62,527	194,747	(267,274)	613	3,635	-
V McLenaghan	228,746	9,628	23,037	(90,000)	-	171,411	140,646
PE Grove	2,970	49,017	248,470	(262,444)	55	38,068	38,025
MD ten Hove	330,494	-	-	(50,000)	5,958	286,452	284,760
Former key management personnel[2]							
RL Jones	300,566	98,278	237,622	(556,309)	5,588	85,745[3]	-
EG Tollifson	215,683	14,658	34,931	(80,000)	4,009	189,281[4]	-

(1) Includes 10,000 warrants. These were converted to 12,500 ordinary shares in the company during the year.

(2) These persons ceased being key management personnel from 1 July 2006.

(3) Balance of ordinary shares held at 31 October 2006.

(4) Balance of ordinary shares held at 3 July 2006.

(5) Prior to 20 June 2005, non-recourse loans were provided by the consolidated entity to the executive director and other key management personnel on the exercise of their options for the purchase of shares in the company. Under AIFRS, non-recourse loans and the related shares are derecognised and are instead treated as options.

28

KEY MANAGEMENT PERSONNEL (COMPANY AND CONSOLIDATED) CONTINUED

The movements in the number of ordinary shares in the company held by the key management personnel, including their personally related parties, in the prior year are provided below:

2005 NUMBER OF SHARES	INTEREST IN SHARES AT 1 JAN 2005	CONDITIONAL RIGHTS VESTED	OPTIONS EXERCISED	PURCHASED (SOLD)	DIVIDENDS REINVESTED IN THE YEAR	INTEREST IN SHARES AT 31 DEC 2005	INTEREST IN SHARES AT 31 DEC 2005 SUBJECT TO NON-RECOURSE LOANS[3]
Non-executive directors							
LF Bleasel AM	42,768	–	–	–	635	43,403	–
EJ Cloney	720,410	–	–	(14,485)	28,992	734,917	–
CP Curran AO	356,751	–	–	–	1,162	357,913[1]	–
The Hon NF Greiner AC	53,716	–	–	–	1,789	55,505[2]	–
IF Hudson	-	–	–	–	–	–	–
BJ Hutchinson	27,446	–	–	–	–	27,446	–
CLA Irby	15,000	–	–	–	–	15,000	–
IYL Lee	10,467	–	–	3,000	489	13,956	–
Executive director		–					
FM O'Halloran	1,160,741	–	–	(124,000)	42,861	1,079,602	965,580
Other key management personnel							
SP Burns	3,083	–	–	–	124	3,207	2,970
NG Drabsch	256,067	–	100,000	(75,000)	12,352	293,419	287,371
PE Grove	2,854	–	–	–	116	2,970	2,970
MD ten Hove	376,296	–	–	(60,000)	14,198	330,494	328,833
RL Jones	228,076	17,388	44,587	–	10,515	300,566	282,830
TM Kenny	150,749	–	10,000	(150,749)	3,022	13,022	13,022
V McLenaghan	198,116	8,586	22,044	–	–	228,746	207,609
EG Tollifson	165,104	–	103,000	(60,000)	7,579	215,683	194,682

(1) Balance of ordinary shares held at 8 April 2005.

(2) Includes 10,000 warrants to purchase ordinary shares.

(3) Prior to 20 June 2005, non-recourse loans were provided by the consolidated entity to the executive director and other key management personnel on the exercise of their options for the purchase of shares in the company. Under AIFRS, non-recourse loans and the related shares are derecognised and are instead treated as options.

(E) Key management personnel - share loans

Details regarding the share loans made by the consolidated entity to the key management personnel are set out below:

(i) Non-recourse share loans

2006	BALANCE AT 1 JAN 2006 $'000	LOANS MADE IN THE YEAR $'000	REPAYMENTS $'000	BALANCE AT 31 DEC 2006 $'000	INTEREST NOT CHARGED $'000	HIGHEST BALANCE IN PERIOD $'000
Executive director						
FM O'Halloran	4,336	–	–	4,336	314	4,336
Other key management personnel						
SP Burns	22	–	–	22	2	22
NG Drabsch	2,438	–	(76)	2,362	172	2,438
TM Kenny	61	–	(63)	(2)	3	61
V McLenaghan	1,422	–	(249)	1,173	92	1,422
PE Grove	22	–	–	22	2	22
MD ten Hove	3,367	–	(107)	3,260	237	3,367
Former key management personnel[1]						
RL Jones	2,326	–	(2,326)	–	141	2,326
EG Tollifson	1,631	–	(1,631)	–	75	1,631
Total	15,625	–	(4,452)	11,173	1,038	

(1) These persons ceased being key management personnel from 1 July 2006.

28

KEY MANAGEMENT PERSONNEL (COMPANY AND CONSOLIDATED) CONTINUED

Prior to 20 June 2005, non-recourse loans were provided by the consolidated entity to the executive director and other key management personnel for the purchase of shares in the company. Under AIFRS, non-recourse loans and the related shares are derecognised and are instead treated as options.

(ii) Personal recourse share loans

2006	BALANCE AT 1 JAN 2006 $'000	LOANS MADE IN THE YEAR $'000	REPAYMENTS $'000	BALANCE AT 31 DEC 2006 $'000	INTEREST NOT CHARGED $'000	HIGHEST BALANCE IN PERIOD $'000
Executive director						
FM O'Halloran	–	891	–	891	47	891
Other key management personnel						
SP Burns	–	373	(373)	–	7	373
NG Drabsch	–	502	–	502	29	502
TM Kenny	–	617	(617)	–	18	617
V McLenaghan	13	187	–	200	12	200
PE Grove	–	373	–	373	17	373
Former key management personnel(1)						
RL Jones	26	693	(719)	–	36	719
EG Tollifson	17	284	(301)	–	11	301
Total	56	3,920	(2,010)	1,966	177	

(1) These persons ceased being key management personnel from 1 July 2006.

In 2005, there were no personal recourse loans to key management personnel that exceeded $100,000 at any time.

Interest not charged in respect of personal recourse loans amounted to $177,000 (2005 $1,000).

(F) Other transactions with key management personnel and their personally related parties

FM O'Halloran – retirement benefits

Mr O'Halloran joined QBE in June 1976. Nine of his years with the consolidated entity have been in the position of chief executive officer, with four years as director of operations, seven years as director of finance, five years as chief financial officer and the remainder as Group financial controller. On 1 January 1998, a controlled entity entered into a retirement benefit arrangement with Mr O'Halloran, which is in addition to his entitlement under the QBE Australia defined benefit plan. As Mr O'Halloran was employed by the consolidated entity in May 2004, on his retirement he will receive a lump sum payment of 150% of his total remuneration cost being his annual base salary plus STI for the year prior to the date of his retirement. As a condition of this arrangement, Mr O'Halloran has entered into a non-compete agreement for three years from the date of his retirement.

29

RETIREMENT BENEFITS

Entities in the consolidated entity participate in a number of superannuation plans which have been established and are sponsored by those entities. A number of these plans provide defined benefits to employees on retirement, disability or death. The benefits are based on years of service and an average salary calculation.

Contributions are made to the plans by both employees and controlled entities, typically as a percentage of salary and within the rules of the plans, and are based on funding schedules prepared by independent actuaries. In addition, the consolidated entity continues to meet applicable statutory minimum funding requirements set out by legislation in the UK. The contribution rate in respect of defined benefit plans is agreed between the relevant controlled entity and the plans' trustees and actuaries. The consolidated entity has no immediate legal obligation to settle the liability.

Independent actuarial assessments of all significant plans are completed at least once every three years. The main plans were assessed by various qualified employees of Russell Employee Benefits, AON Consulting, Watson Wyatt Worldwide and Mercers. All valuations have been updated for information available at 31 December 2006.

82-35066

29

RETIREMENT BENEFITS CONTINUED

(A) Balance sheet amounts

The amounts recognised in the balance sheet for defined benefit superannuation plans are as follows:

	DATE OF LAST FULL ACTUARIAL REVIEW	FAIR VALUE OF PLAN ASSETS 2006 $M	FAIR VALUE OF PLAN ASSETS 2005 $M	PRESENT VALUE OF PLAN OBLIGATIONS 2006 $M	PRESENT VALUE OF PLAN OBLIGATIONS 2005 $M	NET SURPLUS (DEFICIT) 2006 $M	NET SURPLUS (DEFICIT) 2005 $M
Retirement benefit surplus							
New Zealand superannuation plan	31 Dec 04	**8**	7	**(6)**	(5)	**2**	2
Retirement benefit deficit							
QBE Australia defined benefit plan	31 Dec 05	**70**	63	**(70)**	(71)	**–**	(8)
Iron Trades insurance staff trust	31 Dec 04	**357**	279	**(355)**	(349)	**2**	(70)
European staff retirement benefit plan	1 Jan 05	**16**	13	**(16)**	(21)	**–**	(8)
Janson Green final salary superannuation scheme	31 Dec 04	**240**	162	**(234)**	(237)	**6**	(75)
National Farmers Union	31 Dec 06	**30**	31	**(33)**	(34)	**(3)**	(3)
Other plans		**6**	5	**(11)**	(9)	**(5)**	(4)
		719	553	**(719)**	(721)	**–**	(168)
Surplus not recognised						**(8)**	–
						(8)	(168)

(B) Reconciliation

	2006 $M	2005 $M
Fair value of plan assets at 1 January	**560**	498
Expected return on plan assets	**36**	30
Actuarial (losses) gains on plan assets	**(9)**	39
Employer contributions	**140**	87
Contributions by plan participants	**1**	1
Benefits and expenses paid	**(23)**	(32)
Transfer of assets from closed fund	**–**	(80)
Curtailments and settlements	**–**	3
Acquisitions	**–**	30
Foreign exchange	**22**	(16)
Fair value of plan assets at 31 December	**727**	560
Wholly funded defined benefit obligation at 1 January	**(726)**	(698)
Current service cost	**(8)**	(16)
Interest cost	**(34)**	(35)
Actuarial gains (losses)	**21**	(75)
Benefits and expenses paid	**23**	32
Past service cost	**–**	(1)
Contributions by plan participants	**(1)**	(1)
Transfer of defined benefit obligation from closed fund	**–**	80
Curtailments and settlements	**30**	(1)
Acquisitions	**–**	(34)
Foreign exchange	**(30)**	23
Wholly funded defined benefit obligation at 31 December	**(725)**	(726)
Net surplus (deficit) at 31 December	**2**	(166)
Surplus not recognised	**(8)**	–
Net liability recognised in the balance sheet at 31 December	**(6)**	(166)

29

RETIREMENT BENEFITS CONTINUED

	2006 $M	2005 $M
Net liability recognised in the balance sheet at 1 January	**(166)**	(200)
Amounts recognised in the income statement		
Current service cost	**(8)**	(16)
Interest cost	**(34)**	(35)
Past service cost	**–**	(1)
Expected return on plan assets	**36**	30
Curtailments and settlements	**30**	2
	24	(20)
Actuarial gains (losses) included in the statement of recognised income and expense	**12**	(36)
Employer contributions	**140**	87
Acquisitions	**–**	(4)
Foreign exchange	**(8)**	7
Net surplus (deficit) at 31 December	**2**	(166)
Surplus not recognised	**(8)**	–
Net liability recognised in the balance sheet at 31 December	**(6)**	(166)

The credit recognised in the income statement in the year of $24 million (2005 $20 million charge) has been included within underwriting expenses. The actual return on plan assets was $27 million (2005 $69 million).

(C) Amounts included in the statement of recognised income and expense

Cumulative actuarial gains and losses included in the statement of recognised income and expense are as follows:

	2006 $M	2005 $M
Actuarial losses at 1 January	**71**	35
Actuarial (gains) losses recognised in the year	**(5)**	36
Actuarial losses at 31 December	**66**	71
Deferred taxation on actuarial losses at 1 January	**(19)**	(10)
Deferred taxation credit on actuarial losses recognised in the year	**1**	(9)
Deferred taxation on actuarial losses at 31 December	**(18)**	(19)
Net actuarial losses at 31 December	**48**	52

(D) Principal actuarial assumptions

	2006 %	2005 %
Discount rate	**4.0 – 5.8**	3.9 – 6.1
Expected return on plan assets	**5.3 – 8.0**	5.2 – 8.0
Future salary increases	**3.0 – 6.0**	3.5 – 6.0
Future pension increases	**2.0 – 3.0**	0.0 – 2.8

The expected return on plan assets is based on historical and future expectations of returns for each of the major asset classes as well as the expected and actual allocation of plan assets to these major classes.

(E) Analysis of plan assets

	2006 $M	2005 $M
Equities	**166**	195
Bonds	**512**	319
Property	**1**	1
Other	**48**	45
	727	560

29

RETIREMENT BENEFITS CONTINUED

(F) Historical summary

	2006 $M	2005 $M	2004 $M
Experience gains (losses) arising on plan liabilities	**9**	(6)	(42)
Experience (losses) gains arising on plan assets	**(9)**	39	7

	2006 $M	2005 $M	2004 $M
Present value of plan obligations	**(725)**	(726)	(698)
Fair value of plan assets	**727**	560	498
Net surplus (deficit)	**2**	(166)	(200)

(G) Funding

Employer contributions to the defined benefit superannuation plans are based on recommendations by the plans' actuaries. The objective of the consolidated entity's funding schedules is to ensure that benefit entitlements are fully funded at the time they become payable. The key economic assumptions applied by the actuaries are shown in note 29(D).

30

REMUNERATION OF AUDITORS

	2006 $'000	2005 $'000
PricewaterhouseCoopers – Australian firm[1]		
Audit or review of financial reports of the parent entity	**1,642**	754
Audit of financial reports of controlled entities	**2,618**	2,251
Audit of statutory returns	**620**	442
Other audit assurance services	**451**	430
Taxation services	**249**	233
Actuarial services	**130**	–
Advisory services (including business continuity management assistance)	**134**	151
	5,844	4,261
Related practices of PricewaterhouseCoopers – Australian firm[1] (including overseas PricewaterhouseCoopers firms)		
Audit of financial reports of controlled entities	**8,355**	5,235
Audit of statutory returns	**1,636**	1,882
Other audit assurance services	**475**	15
Taxation services	**310**	427
Advisory services (including due diligence services)	**663**	1,001
Actuarial services	**265**	–
Systems services	**44**	–
	11,748	8,560
	17,592	12,821
Audit and assurance services	**15,797**	11,009
Other services	**1,795**	1,812
	17,592	12,821
Other auditors		
Audit of financial reports of controlled entities	**239**	410

(1) From 1 January 2003, the consolidated entity may engage PricewaterhouseCoopers for non-audit services, subject to the general principle that fees for non-audit services should not exceed 30% of the total of all fees in any one year. Consistent with prior periods, PricewaterhouseCoopers cannot provide the excluded services of preparing accounting records or financial reports, asset or liability valuations, acting in a management capacity, acting as a custodian of assets or acting as share registrar.

31

CONTINGENT LIABILITIES

The company and the consolidated entity had the following contingent liabilities:

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Guarantees of interest bearing liabilities in controlled entities	**399**	427	**–**	–
Letters of credit issued in support of the consolidated entity's participation in Lloyd's of London	**372**	352	**372**	352
Letters of credit issued in support of insurance provisions of controlled entities	**246**	237	**–**	–
Guarantees to investors in hybrid securities	**558**	701	**–**	–
Guarantees to investors in ABC securities for funds at Lloyd's (due 2008)	**696**	750	**–**	–
Guarantees to investors in ABC securities for funds at Lloyd's (due 2009)	**279**	300	**–**	–
Guarantees to investors in capital securities	**744**	–	**–**	–

A controlled entity has entered into a number of deeds of covenant in respect of its controlled entities to meet part of their obligations to Lloyd's of London. The total guarantee given under these deeds of covenant amounts to $344 million (2005 $316 million). The obligations under the deeds of covenant are secured by a fixed and floating charge over certain investments and other assets in favour of Lloyd's of London. Refer note 11(C).

Details of the guarantees to investors in Eurobonds, hybrid securities and capital securities and security arrangements in respect of interest bearing liabilities are provided in note 24.

Details of contingent liabilities in respect of ABC securities for funds at Lloyd's are included in note 34(C).

32

CAPITAL EXPENDITURE COMMITMENTS

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Capital expenditure commitments contracted but not provided for in the financial statements (not later than one year)	**–**	–	**–**	14

33

OPERATING LEASE COMMITMENTS

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Payable:				
Not later than one year	**–**	–	**50**	42
Later than one year but not later than five years	**–**	–	**163**	124
Later than five years	**–**	–	**421**	181
Total future minimum lease payments under cancellable operating leases	**–**	–	**634**	347

34

LLOYD'S DIVISION

(A) Non-aligned syndicates

A controlled entity acquired Limit plc and its controlled entities ("Limit") in August 2000. From 1994 to 2000, Limit participated in the results of a number of syndicates managed by other managing agents at Lloyd's (non-aligned syndicates). In 2000, Limit sold its right to participate in the results of non-aligned syndicates after 31 December 2000. In 2001, Limit sold the rights to manage syndicate 318, previously managed by its controlled managing agency, to another managing agency at Lloyd's but retained participation in the syndicate until December 2004. The result of Limit's participation on this syndicate has also been included as non-aligned. Lloyd's operates on a three year accounting basis and at the end of the third year the underwriting account is normally closed by reinsurance into the following year of account. The runoff of these syndicates is expected to complete by 31 March 2010. The consolidated entity is expected to have to fund its share of the net outstanding claims of these operations, as shown below, and therefore the assets and liabilities are included on a net basis in outstanding claims in the balance sheet.

	2006 $M	2005 $M
Assets		
Financial assets – market value	**131**	120
Other assets	**125**	115
	256	235
Liabilities		
Outstanding claims net of reinsurance recoveries	**302**	277
Other liabilities	**14**	13
	316	290
Net liabilities	**60**	55

(B) Reinsurance to close

Since acquiring Limit in August 2000, the consolidated entity has purchased additional capacity in the syndicates managed by Limit, taking its ownership share for all syndicates from 55% in 2000 to 91% for the 2007 underwriting year. These purchases of additional capacity create an obligation for the consolidated entity to accept the additional share of insurance provisions in exchange for an equal amount of investments and other assets. The amounts will be determined when the reinsurance to close is calculated on 31 December 2007 or subsequent dates. It is currently estimated that the amount of the net insurance provisions and matching assets will exceed $22 million, which will be recognised in the years in which the reinsurance to close is expected to be finalised.

(C) Funds at Lloyd's

(i) ABC securities (due 2009)

In October 2004, the company entered into an arrangement with Mantis Reef II Limited ("MR(II)L") to issue US$220 million of ABC (asset backed capital) securities to support funds at Lloyd's ("FAL") pursuant to Lloyd's collateral requirements. This arrangement substantially replaced bank letters of credit and assisted in meeting new FAL requirements. MR(II)L is a special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The consolidated entity has no ownership interest in MR(II)L.

Proceeds from the sale of the ABC securities to investors have been swapped to sterling and then used to purchase shares in a wholly owned controlled entity of MR(II)L, Mantis Reef II Pledge Limited ("MR(II)PL"). MR(II)PL is another special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The proceeds from the sale of shares in MR(II)PL have been used to purchase eligible investments over which security interests, in the form of a fixed and floating charge, have been granted to Lloyd's in support of FAL requirements of some of the company's controlled entities. Details of the eligible investments included in the asset portfolio are shown below as ABC financial assets pledged for funds at Lloyd's.

Under its arrangement with MR(II)L and MR(II)PL, the company makes fixed payments to MR(II)L and in return receives the benefit of the earnings from the investment portfolio. As part of its agreement with MR(II)L and MR(II)PL the company can, if the need arises, call on MR(II)PL to provide up to £120 million by the sale or transfer of its investment portfolio to meet certain controlled entities' cash call requirements from Lloyd's, and at that time the company would assume a loan obligation including servicing of interest payments and repayment of the principal. To achieve this, the company would issue debt securities to MR(II)L with similar terms to the ABC securities. The company has entered into a fixed for floating cross currency interest rate swap with a third party to service its fixed interest rate obligations.

(ii) ABC securities (due 2008)

In October 2003, the company entered into an arrangement with Mantis Reef Limited ("MRL") to issue US$550 million of ABC securities to support FAL pursuant to Lloyd's collateral requirements. This arrangement substantially replaced bank letters of credit. MRL is a special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The consolidated entity has no ownership interest in MRL.

34

LLOYD'S DIVISION CONTINUED

Proceeds from the sale of the ABC securities to investors have been used to purchase shares in a wholly owned controlled entity of MRL, Mantis Reef Pledge Limited ("MRPL"). MRPL is another special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The proceeds from the sale of shares in MRPL have been used to purchase eligible investments over which security interests, in the form of a fixed and floating charge, have been granted to Lloyd's in support of FAL requirements. Details of the eligible investments included in the asset portfolio are shown below as ABC financial assets pledged for funds at Lloyd's.

Under its arrangement with MRL and MRPL, the company makes fixed payments to MRL and in return receives the benefit of the earnings from the investment portfolio. As part of its agreement with MRL and MRPL the company can, if the need arises, call on MRPL to provide up to US$550 million by the sale or transfer of its investment portfolio to meet certain controlled entities' cash call requirements from Lloyd's, and at that time the company would assume a loan obligation including servicing of interest payments and repayment of the principal. To achieve this, the company would issue debt securities to MRL with similar terms to the ABC securities. The company has entered into a fixed for floating interest rate swap with a third party to service its fixed interest rate obligations.

(iii) Swaps relating to ABC securities
The consolidated entity is exposed to interest rate and currency risk in respect of the ABC securities and has therefore entered into two swap agreements, being an interest rate swap agreement with a financial institution under which it is obliged to pay interest at a variable rate and receive interest at a fixed rate and a cross currency interest rate swap agreement under which it is obliged to pay variable rate interest on a sterling asset portfolio and receive a fixed amount of US dollar interest.

ABC securities (due 2009) are measured at amortised cost in original currency and translated to Australian dollars at the closing rate of exchange. Under the swap agreement, the consolidated entity pays a margin of 1.7% above the wholesale interbank rate monthly on £120 million and receives a fixed rate of 3.2% on US$220 million every six months to match the interest payment to investors. The swap agreement currently comprises three swaps which are measured at fair value. Two of the swaps are designated as cash flow hedges and have satisfied the effectiveness tests throughout the period from inception and at the balance date. The movement in the fair value of the cash flow hedges is taken to equity. Any ineffectiveness in the cash flow hedges is recognised directly in the income statement. An amount is transferred from equity and taken to the income statement to offset:

- the differential between the fixed and variable interest payments; and
- the foreign exchange gain or loss on translation of the financial liabilities.

During the year, a loss of $34 million (2005 loss of $1 million) was recognised in equity relating to the fair value movements on the cash flow hedges. During the year, a loss of $41 million (2005 gain of $4 million) was transferred from equity to the income statement.

ABC securities (due 2008) are measured at amortised cost in original currency and translated to Australian dollars at the closing rate of exchange. Under the swap agreement, the consolidated entity pays interest at the wholesale interbank rate and receives a fixed rate of 3.5% on US$550 million every six months to match the interest payment to investors.

The swap agreement comprises two swaps which are measured at fair value. The swaps are designated as fair value hedges and have satisfied the relevant hedge effectiveness tests throughout the period and at the balance date. The fair value movement on the swaps is recognised in the income statement. Any change in the value of the financial liabilities as a result of the hedged risk adjusts the carrying amount of the hedged item and impacts the income statement.

			THE COMPANY		CONSOLIDATED	
			2006 $M	2005 $M	2006 $M	2005 $M
ABC financial assets pledged for funds at Lloyd's						
Due 2008	Interest bearing short term money	US$550 million	–	–	**696**	750
Due 2009	Interest bearing short term money	£120 million	–	–	**299**	282
			–	–	**995**	1,032
ABC securities for funds at Lloyd's						
Due 2008		US$550 million	–	–	**671**	720
Due 2009		US$220 million	–	–	**275**	295
			–	–	**946**	1,015
Swaps relating to ABC securities			**5**	5	**58**	29
			5	5	**1,004**	1,044

34

LLOYD'S DIVISION CONTINUED

		2006 $M	2005 $M
Fair value of ABC securities for funds at Lloyd's			
Due 2008	US$550 million	**687**	724
Due 2009	US$220 million	**260**	288
		947	1,012

35

RELATED PARTIES (COMPANY AND CONSOLIDATED)

All material information required to be disclosed under AASB 124: Related Party Disclosures has been included in the financial statements as follows:

REFERENCE	
Dividends from controlled entities	Note 7(B)
Amounts due from controlled entities	Note 13
Investments in controlled entities	Note 18
Amounts due to controlled entities	Note 20
Tax sharing agreement	Note 8(B)
Remuneration of key management personnel	Directors' report and note 28
Retirement allowances of key management personnel	Directors' report
Shares and options held by key management personnel	Note 28
Related party transactions with key management personnel	Note 28
Retirement benefits	Note 29
Guarantees in respect of related parties	Note 31

In the ordinary course of business, various controlled entities receive dividends and purchase and sell investments in public entities in which directors of the company are directors and shareholders.

36

EARNINGS PER SHARE (CONSOLIDATED)

	2006 CENTS	2005 CENTS
Basic earnings per share	**186.4**	144.3
Diluted earnings per share	**178.5**	135.0

	$M	$M
(A) Reconciliation of earnings used in calculating earnings per share		
Net profit after income tax attributable to members of the company, used in calculating basic earnings per share	**1,483**	1,091
Add: finance costs of hybrid securities	**3**	6
Earnings used in calculating diluted earnings per share	**1,486**	1,097

82-35066

36

EARNINGS PER SHARE (CONSOLIDATED) CONTINUED

	2006 MILLION	2005 MILLION
(B) Reconciliation of weighted average number of ordinary shares used in calculating earnings per share		
Weighted average number of ordinary of shares on issue	**802**	766
Weighted average number of non-recourse loan shares issued under the Plan	**(6)**	(9)
Weighted average number of treasury shares held in trust	**(1)**	–
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share[1]	**795**	757
Weighted average number of dilutive potential ordinary shares relating to:		
Shares issued under the Plan	**6**	9
Options issued under the Plan	**4**	4
Hybrid securities[2]	**26**	43
Unvested conditional rights supported by treasury shares held in trust	**1**	–
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	**832**	813

(1) Weighted average number of ordinary shares reflects shares adjusted to derecognise shares issued under the Plan. Basic earnings per share calculated with reference to issued share capital notified to the ASX would have been 184.8 cents (2005 142.5 cents). Refer to note 25(A).

(2) Hybrid securities have been treated as dilutive if the contingent conversion conditions are met at the balance date. If all hybrid securities had been considered dilutive at 31 December 2006, diluted earnings per share would have been 173.5 cents (2005 131.5 cents).

37

SEGMENT INFORMATION

(A) Business segments

2006	AUSTRALIA PACIFIC ASIA CENTRAL EUROPE $M	EUROPEAN OPERATIONS $M	THE AMERICAS $M	EQUATOR RE $M	ELIMINATION $M	TOTAL $M
Total assets	8,138	20,277	3,220	1,526	(1,404)	31,757
Total liabilities	6,246	16,703	2,689	1,174	(1,404)	25,408
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	93	8	60	–	–	161
Depreciation expense	16	21	5	–	–	42
Other non-cash expenses	–	7	1	–	–	8
Total revenue	3,554	6,319	2,240	736	(678)	12,171
Gross written premium	3,218	5,213	1,941	901	(901)	10,372
Gross earned premium	3,132	5,061	1,876	678	(678)	10,069
Outward reinsurance premium expense	(518)	(1,208)	(723)	(140)	678	(1,911)
Net earned premium	2,614	3,853	1,153	538	–	8,158
Net claims incurred	(1,381)	(2,184)	(644)	(342)	–	(4,551)
Net commission	(358)	(661)	(295)	(70)	–	(1,384)
Underwriting and other expenses	(436)	(466)	(95)	(26)	–	(1,023)
Underwriting result	439	542	119	100	–	1,200
Investment income on policyholders' funds	184	329	41	34	–	588
Insurance profit	623	871	160	134	–	1,788
Investment income on shareholders' funds	31	182	7	14	–	234
Amortisation of intangibles	(2)	(6)	(2)	–	–	(10)
Profit before income tax	652	1,047	165	148	–	2,012
Income tax expense	(170)	(288)	(54)	(7)	–	(519)
Profit after income tax	482	759	111	141	–	1,493
Net profit attributable to minority interest	(8)	–	(2)	–	–	(10)
Net profit after income tax attributable to members of the company	474	759	109	141	–	1,483

Intersegment transactions are priced on an arm's length basis and are eliminated on consolidation. Further information regarding the consolidated entity's business segments is included on pages 24 to 43 of the annual report.

37

SEGMENT INFORMATION CONTINUED

2005	AUSTRALIA PACIFIC ASIA CENTRAL EUROPE $M	EUROPEAN OPERATIONS $M	THE AMERICAS $M	EQUATOR RE $M	ELIMINATION $M	TOTAL $M
Total assets	8,056	18,412	3,107	956	(866)	29,665
Total liabilities	6,060	15,835	2,717	760	(866)	24,506
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	81	306	61	–	–	448
Depreciation expense	16	21	3	–	–	40
Other non-cash expenses	1	2	–	–	–	3
Total revenue	3,372	6,944	2,086	373	(347)	12,428
Gross written premium	3,122	4,794	1,492	353	(353)	9,408
Gross earned premium	3,093	4,643	1,435	347	(347)	9,171
Outward reinsurance premium expense	(542)	(946)	(592)	(52)	347	(1,785)
Net earned premium	2,551	3,697	843	295	–	7,386
Net claims incurred	(1,349)	(2,326)	(506)	(236)	–	(4,417)
Net commission	(356)	(651)	(215)	(29)	–	(1,251)
Underwriting and other expenses	(420)	(428)	(62)	–	–	(910)
Underwriting result	426	292	60	30	–	808
Investment income on policyholders' funds	181	253	27	19	–	480
Insurance profit	607	545	87	49	–	1,288
Investment income on shareholders' funds	50	171	10	7	–	238
Amortisation of intangibles	(1)	(2)	–	–	–	(3)
Profit before income tax	656	714	97	56	–	1,523
Income tax expense	(187)	(187)	(34)	(17)	–	(425)
Profit after income tax	469	527	63	39	–	1,098
Net profit attributable to minority interest	(6)	–	(1)	–	–	(7)
Net profit after income tax attributable to members of the company	463	527	62	39	–	1,091

Intersegment transactions are priced on an arm's length basis and are eliminated on consolidation.

37

SEGMENT INFORMATION CONTINUED

(B) External product segments

	DIRECT AND FACULTATIVE		INWARD REINSURANCE		TOTAL	
	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
Total revenue	**10,559**	9,944	**1,612**	2,484	**12,171**	12,428
Net profit after income tax attributable to members of the company	**1,382**	1,116	**101**	(25)	**1,483**	1,091
Total assets	**25,598**	23,130	**6,159**	6,535	**31,757**	29,665
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	**130**	349	**31**	99	**161**	448

(C) Geographical analysis

		AUSTRALIA $M	ASIA-PACIFIC $M	EUROPE $M	THE AMERICAS $M	OTHER $M	TOTAL $M
Total revenue	**2006**	**3,158**	**750**	**3,314**	**4,007**	**942**	**12,171**
	2005	3,318	922	3,592	3,632	964	12,428
Net profit after income tax attributable to members of the company	**2006**	**442**	**168**	**406**	**242**	**225**	**1,483**
	2005	404	140	418	68	61	1,091
Total assets	**2006**	**8,020**	**1,836**	**10,240**	**8,744**	**2,917**	**31,757**
	2005	7,917	1,975	11,003	7,730	1,040	29,665
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	**2006**	**79**	**5**	**17**	**60**	**–**	**161**
	2005	81	–	170	197	–	448

Profit and loss amounts are allocated to a geographical region based on the location of the risk or, when this information is not available, based on the location where the risk was underwritten.

Assets are allocated to a geographical region based on the location of the relevant risk where appropriate, or based on the location of the asset.

38

RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES TO NET PROFIT AFTER INCOME TAX ATTRIBUTABLE TO MEMBERS OF THE COMPANY

	THE COMPANY		CONSOLIDATED	
	2006 $M	2005 $M	2006 $M	2005 $M
Cash flows from operating activities	**1,086**	187	**2,039**	1,987
Depreciation of assets	**–**	–	**(42)**	(40)
Amortisation and impairment of goodwill/intangibles	**–**	–	**(10)**	(3)
Amortisation of premium/discount on fixed interest securities	**–**	–	**1**	(9)
Profit (loss) on sale of controlled entities	**16**	629	**(1)**	11
Loss on sale of plant and equipment	**–**	–	**(6)**	(5)
Net foreign exchange (losses) gains	**(12)**	(5)	**18**	3
Other gains on financial assets	**–**	–	**213**	219
Increase in net outstanding claims	**–**	–	**(411)**	(836)
Increase in unearned premium	**–**	–	**(362)**	(236)
Increase in deferred insurance costs	**–**	–	**57**	62
Increase in net amounts receivable from controlled entities	**759**	267	**–**	–
Increase in trade debtors	**–**	–	**35**	350
Increase in other operating assets	**380**	26	**85**	17
(Decrease) increase in trade and other payables	**–**	–	**161**	(263)
Decrease (increase) in current tax liabilities	**43**	(60)	**(47)**	(85)
(Increase) decrease in deferred tax liabilities	**16**	16	**(271)**	(139)
(Increase) decrease in provisions	**(9)**	–	**34**	65
Minority interest	**–**	–	**(10)**	(7)
Net profit after income tax attributable to members of the company	**2,279**	1,060	**1,483**	1,091

39

EVENTS OCCURRING AFTER THE BALANCE DATE

In December 2006, the consolidated entity announced its purchase of Praetorian Financial Group, a property and casualty insurer in the US. The purchase is subject to regulatory approvals and is expected to complete early in the second quarter of 2007. The purchase price is US$0.8 billion and the fair value of net tangible assets at the date of acquisition is expected to be around US$0.46 billion.

Since 31 December 2006, the consolidated entity has announced its purchase of Winterthur US Holdings, Inc., a property and casualty insurer in the US. The purchase is subject to regulatory approvals and is expected to complete during the second quarter of 2007. The purchase price is US$1.16 billion and the fair value of net tangible assets at the date of acquisition is expected to be US$0.78 billion.

DIRECTORS' DECLARATION

In the directors' opinion:

(a) the financial statements and notes set out on pages 70 to 137 are in accordance with the *Corporations Act 2001*, including:
   (i) complying with accounting standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2006 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 57 to 67 of the directors' report comply with Accounting Standard AASB 124: Related Party Disclosures and the Corporations Regulations 2001.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001* for the financial year ended 31 December 2006.

Signed in SYDNEY this 23rd day of February 2007 in accordance with a resolution of the directors.

EJ Cloney
Director

FM O'Halloran
Director

Audit opinion

In our opinion:

1. the financial report of QBE Insurance Group Limited:
   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of QBE Insurance Group Limited and the QBE Insurance Group (defined below) as at 31 December 2006, and of their performance for the year ended on that date; and
   - is presented in accordance with the *Corporations Act 2001*, accounting standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001; and
2. the audited remuneration disclosures that are contained in pages 57 to 67 of the directors' report comply with Accounting Standard AASB 124 Related Party Disclosures ("AASB 124") and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expenses, accompanying notes to the financial statements and the directors' declaration for both QBE Insurance Group Limited ("the company") and the QBE Insurance Group ("the consolidated entity"), for the year ended 31 December 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of key management personnel ("remuneration disclosures") as required by AASB 124, under the heading "remuneration report" on pages 57 to 67 of the directors' report, as permitted by the Corporations Regulations 2001.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal controls and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, accounting standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the annual report to determine whether it contains any material inconsistencies with the financial report.

Whilst we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

RD Deutsch
Partner

PricewaterhouseCoopers

Sydney
23 February 2007

Liability limited by a Scheme approved under Professional Standards Legislation.

QBE is incorporated in Australia, is listed on the Australian Stock Exchange ("ASX") and trades under the code "QBE".

Annual General Meeting ("AGM")

11:00am Wednesday, 4 April 2007
The Westin Hotel, 1 Martin Place, Sydney NSW Australia

Online proxy voting is available through the Link investor service centre website.

Voting rights of ordinary shares

The constitution provides for votes to be cast:

- on a show of hands, one vote for each shareholder; and
- on a poll, one vote for each fully paid ordinary share.

Shareholder information and enquiries

Most enquiries and correspondence regarding shareholdings can be directed to QBE's share registrar:

Link Market Services Limited
Locked Bag A14, Sydney South NSW 1235 Australia

Level 12, 680 George Street, Sydney NSW 2000 Australia

Telephone: +61 2 8280 7158 Facsimile: +61 2 9287 0303
Internet: www.linkmarketservices.com.au (link investor service centre website)
Email: registrars@linkmarketservices.com.au

For security purposes, please quote your Securityholder Reference Number ("SRN") or Holder Identification Number ("HIN").

If you are broker (CHESS) sponsored, queries relating to incorrect registrations and changes to name and/or address can only be processed by your stockbroker. Link Market Services ("Link") cannot assist you with these changes. Please quote your HIN.

Relevant interests register

Orient Capital Pty Limited of Level 12, 680 George Street, Sydney NSW 2000, Australia maintains QBE's register of information about relevant interests. The register contains any responses from custodians on and after 1 January 2005 to searches relating to the beneficial ownership of QBE's shares. Shareholders and other parties can telephone Orient Capital on +61 2 8280 6000 or facsimile on +61 2 8280 6001 if they wish to inspect this register.

Shareholding details online

View your shareholdings and update your details online at the Link investor service centre website. You will be asked to provide either your SRN or HIN, your surname and postcode.

You may receive dividend statements, notices of meetings, annual reports and major company announcements electronically by registering your email address at the Link investor service centre website.

Removal from annual report mailing list

If you do not wish to receive a copy of the annual report, please notify Link in writing or select "communication options" on the Link investor service centre website

The half yearly results summary to 30 June 2007 will be mailed with the interim dividend. The next annual report for the year ending 31 December 2007 will be distributed in March 2008. QBE does not produce a concise financial report.

Tax File Number ("TFN"), Australian Business Number ("ABN") or exemption - Australian residents

You can confirm whether you have lodged your TFN, ABN or exemption by visiting the Link investor service centre website. If you choose not to lodge these details, QBE is obliged to deduct tax at the highest marginal rate (plus the Medicare levy) from the unfranked portion of dividends paid. Australian shareholders living abroad should advise Link of their resident status as limited exemptions to tax deductions may apply. TFN forms are available from Link or can be downloaded from either the QBE or Link websites.

Dividends

QBE encourages shareholders to have cash dividends credited directly to a bank, building society or credit union account in Australia or New Zealand to eliminate delays in funds clearance and to significantly reduce the risk of loss or theft. A dividend advice confirming the deposit details is either mailed to you or is available online on the payment date.

Eligible shareholders can choose to participate in QBE's Dividend Reinvestment Plan ("DRP") and Dividend Election Plan ("DEP").

The DRP enables you to apply to subscribe for additional shares. The DEP is a bonus share plan whereby the dividend entitlement is forgone for bonus shares in lieu of the dividend. In order to participate in either DRP or DEP, you must have a minimum shareholding of 100 shares.

Participants may change their election to participate in the DRP and DEP at any time. DRP/DEP election cut-off dates and application forms are available from QBE's website.

Unpresented cheques/unclaimed monies

Under the *Unclaimed Moneys Act 1962*, unclaimed dividends must be given to the state treasury. It is very important that shareholders bank outstanding dividend cheques promptly and advise Link immediately of changes of address or bank account details.

Privacy legislation

Chapter 2C of the *Corporations Act 2001* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in QBE's share register. These details must continue to be included in the public register even if you cease to be a security holder. A copy of the privacy policy is available on Link's website.

Registered office

QBE Insurance Group Limited
Level 2, 82 Pitt Street, Sydney NSW 2000 Australia

Telephone: +61 2 9375 4444 Facsimile: +61 2 9235 3166
Internet: www.qbe.com

QBE website

QBE's website provides investors with information about QBE including annual reports, half yearly reports and announcements to the ASX. The website also offers regular QBE share price updates, a calendar of events, a brief history of QBE's dividends, access to standard forms (change of address, direct credit advice and more) and the ability to verify shareholding details.

RECENT QBE DIVIDENDS

DATE PAID	TYPE	RECORD DATE	CENTS PER SHARE	FRANKING %
26 March 1999	interim	5 March 1999	8.5	50
[illegible] October 1999	final	10 September 1999	18.5	50
31 March 2000	interim	10 March 2000	14.0	10
29 September 2000	final	11 September 2000	15.0	35
12 April 2001	final	26 March 2001	16.0	30
28 September 2001	interim	7 September 2001	16.5	25
12 April 2002	final	25 March 2002	13.5	15
3 October 2002	interim	13 September 2002	16.5	12
11 April 2003	final	19 March 2003	18.5	12
25 September 2003	interim	1 September 2003	20.0	15
25 March 2004	final	9 March 2004	22.0	30
20 September 2004	interim	30 August 2004	24.0	50
23 March 2005	final	7 March 2005	30.0	50
16 September 2005	interim	29 August 2005	33.0	50
29 March 2006	final	10 March 2006	38.0	50
14 September 2006	interim	1 September 2006	40.0	60

TOP TWENTY SHAREHOLDERS AS AT 31 JANUARY 2007

NAME OF REGISTERED SHAREHOLDER	NUMBER OF SHARES	% OF TOTAL
J P Morgan Nominees Australia Limited	167,496,594	20.46
Westpac Custodian Nominees Limited	137,909,712	16.84
National Nominees Limited	125,831,645	15.37
ANZ Nominees Limited	64,891,683	7.93
Citicorp Nominees Pty Limited	53,794,762	6.57
HSBC Custody Nominees (Australia) Limited	38,515,676	4.70
Cogent Nominees Pty Limited	19,664,694	2.40
Queensland Investment Corporation (c/- National Nominees Limited)	16,881,244	2.06
AMP Life Limited	8,552,295	1.04
Westpac Financial Services Limited	8,021,488	0.98
UBS Nominees Pty Ltd	6,492,626	0.79
RBC Dexia Investor Services Australia Nominees Pty Limited	6,266,944	0.77
Suncorp Custodian Services Pty Limited	4,081,766	0.50
QBE Management Services Pty Limited	2,789,180	0.34
Perpetual Trustee Company Limited	2,751,522	0.34
Australian Reward Investment Alliance (c/- J P Morgan Nominees Australia Limited)	2,702,614	0.33
UBS Wealth Management Australia Nominees Pty Ltd	2,603,516	0.32
Australian Foundation Investment Company Limited	2,459,487	0.30
Victorian WorkCover Authority (c/- National Nominees Limited)	2,256,268	0.28
IAG Nominees Pty Limited	1,815,969	0.22
Total	**675,779,685**	**82.54**

QBE SUBSTANTIAL SHAREHOLDERS AS AT 31 JANUARY 2007

NAME	NUMBER OF SHARES	% OF TOTAL[1]	DATE OF NOTICE
UBS Nominees Pty Ltd and its related bodies corporate	64,790,756	8.06	9 June 2006
AXA Asia Pacific Holdings Limited	60,527,694	7.53	6 October 2006
The Capital Group Companies Inc	48,268,558	5.90	25 January 2007
Barclays Global Investors Australia Limited	38,779,454	5.04	25 July 2005

(1) % of total at date of notice.

DISTRIBUTION OF SHAREHOLDERS AND SHAREHOLDINGS AS AT 31 JANUARY 2007

SIZE OF HOLDING	NUMBER OF SHAREHOLDERS	%	NUMBER OF SHARES	%
1 – 1,000	27,538	53.39	14,194,742	1.73
1,001 – 5,000	19,927	38.63	43,725,818	5.34
5,001 – 10,000	2,421	4.69	17,096,005	2.09
10,001 – 100,000	1,512	2.93	36,086,550	4.41
100,001 or more	184	0.36	707,602,455	86.43
Total	**51,582**	**100.00**	**818,705,570**	**100.00**

SHAREHOLDINGS OF LESS THAN A MARKETABLE PARCEL AS AT 31 JANUARY 2007

	SHAREHOLDERS		SHARES	
	NUMBER	% OF TOTAL	NUMBER	% OF TOTAL
Holdings of 17 or less shares	393	0.76	3,244	0.00

82-35066

FINANCIAL CALENDAR

2007

23 February	Profit and dividend announcement for the year ended 31 December 2006 Annual report available on website.
2 March	Annual report posted to shareholders with notice of AGM and proxy form.
7 March	Shares begin trading ex-dividend.
14 March	Record date for determining shareholders' entitlement to 2006 final dividend.
2 April	2006 final dividend paid.
4 April	Annual General Meeting
30 June	Half year end
20 August*	Profit and dividend announcement for the half year ending 30 June 2007.
4 September*	Shares begin trading ex-dividend.
10 September*	Record date for determining shareholders' entitlement to 2007 interim dividend.
26 September*	2007 interim dividend paid.
31 December	Year end

* Dates to be confirmed.

QBE ANNOUNCEMENTS TO THE ASX

2007	
Announced the acquisition of a strategic holding in Austbrokers.	9 February
Announced the reinstatement of the dividend reinvestment plans.	9 February
Announced the acquisition of Seguros Cumbre SA de CV.	2 February
Announced the acquisition of Winterthur US Holdings, Inc.	5 January

2006	
Announced the acquisition of Praetorian Financial Group in the US and 2006 results update.	13 December
Announced the appointment of Duncan Boyle to QBE's board of directors.	28 September
Announced the suspension of QBE's Dividend Reinvestment Plan ("DRP") and Dividend Election Plan ("DEP") due to the company's strong capital position.	16 August
Announced record half year profit and interim dividend.	16 August
Announced private institutional placement of non-cumulative perpetual preferred securities.	12 July
Announced new closing date for DRP election forms.	6 June
Announced further exercise of options on achievement of performance hurdles in respect of a 2004 acquisition. Subsequent exercise announced on 10 October.	1 June
Announced further conversion of QBE LYONs securities into ordinary shares of the company. Subsequent conversions announced on 22 May and 22 December.	21 April
2006 AGM	7 April
Announced DRP pricing details.	3 March
Announced a record 2005 profit and increased dividend.	23 February



The 2006 QBE Group annual report features photographs by a multi award winning Australian photographer, Peter Lik. The images in the annual report represent a selection of landscape works from Australia and around the world. Peter was born in Melbourne and now spends much of his life travelling the world capturing the striking scenic images for which he has become renowned.

Designed and produced by Armstrong Miller + McLaren – www.amm.com.au

82-35066

QBE Insurance Group Limited
82 Pitt Street Sydney 2000 Australia
Phone +61 2 9375 4444
www.qbe.com







QBE

QBE INSURANCE GROUP LIMITED

MARKET ANNOUNCEMENT

QBE ANNOUNCES RECORD 2006 RESULT

QBE Insurance Group today announced a record operating profit after tax of $1,483 million for the year ended 31 December 2006, an increase of 36% over the previous corresponding year.

Diluted earnings per share increased by 32% to 173 cents and return on equity was 26.1% compared with 23.9% in 2005. Gross written premium was up 10% to $10.4 billion and net earned premium was also up 10% to $8.2 billion. The ratio of claims, commissions and expenses to net earned premium ("combined operating ratio") was 85.3% compared with 89.1%. Insurance profit before tax to net earned premium was ahead of expectation at 21.9% compared with 17.4%. All major insurance divisions produced excellent combined operating ratios and insurance profits.

In view of the record operating profit and the positive outlook for QBE's business, the directors have declared a final dividend of 55 cents per share, 60% franked. This compares with a final dividend of 38 cents for 2005. The total dividend for 2006 is 95 cents per share compared with 71 cents. Dividend payout has increased by 39% to $774 million. Dividend reinvestment plans have been re-introduced at a zero discount. Our books close for the dividend on 14 March 2007.

Frank O'Halloran, QBE Group Chief Executive Officer, said "we have had a superb year with the substantial increase in profitability being assisted by overall average premium rate increases of 6%, a reduction in catastrophe claims and strong cash flow. "

Mr O'Halloran added "the acquisitions of Praetorian Financial Group, Winterthur US and Seguros Cumbre in recent weeks, once completed, will ensure that we have significant growth in 2007 and 2008. These acquisitions together with the many high quality businesses and teams we have around the world give us confidence that we can increase profit after tax by around 20% in 2007. Our forecasts are subject to the usual caveats such as large claims not exceeding the significant allowances in our business plans, foreign exchange rates and stable investment markets."

For further information, please refer to our 2006 annual report which is available on our website www.qbe.com or phone +61 2 9375 4226 or email investor.relations@qbe.com.

23 February 2007

Schedule B
up to June 30, 2007
for the Securities and Exchange Commission

List of Information made or required to be made public, distributed to security holders or filed with the Australian Securities and Investments Commission (the "ASIC") by QBE Insurance Group Limited (the "Company")

ASIC FILINGS

	Date	Item Description
1.	01/30/07	484 Change to Company Details
2.	**03/20/07**	484 Change to Company Details
3.	03/29/07	484 Change to Company Details
4.	**04/17/07**	484 Change to Company Details
5.	04/20/07	484 Change to Company Details
6.	**05/18/07**	484 Change to Company Details

82-35066

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
023781581

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

IPC

18 MAY 2007

AA

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: QBE INSURANCE GROUP LIMITED

ACN/ABN: 28 008 485 014

Corporate key: [redacted]

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: SHARLENE ASHAUER, SHAREHOLDER SERVICES

ASIC registered agent number (if applicable): 17210

Telephone number: (02) 9375 4063

Postal address: PO BOX 82
SYDNEY NSW 2001

Total number of pages including this cover sheet: 2

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: DUNCAN RAMSAY

Capacity
- [ ] Director
- [x] Company secretary

Signature

Date signed: 1 6 / 0 5 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	30,162	$11.08	NIL
ORD	246,000	$31.29	NIL
ORD	226	$ 0.00	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 8 / 0 5 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		862,414,359	$4,672,262,664.81	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
0 8 / 0 5 / 0 7

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

FILE NO.
82-35066

RECEIVED

Australian Securities & Investments Commission

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
023785384

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: QBE INSURANCE GROUP LIMITED

ACN/ABN: 28 008 485 014

Corporate key: [redacted]

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: SHARLENE ASHAUER, SHAREHOLDER SERVICES

ASIC registered agent number (if applicable): 17210

Telephone number: (02) 9375 4063

20 APR 2007

Postal address: PO BOX 82
SYDNEY NSW 2001

Total number of pages including this cover sheet: 2

Please provide an estimate of the time taken to complete this form. hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: DUNCAN RAMSAY

Capacity
- [ ] Director
- [x] Company secretary

Signature: [signature]

Date signed: 17/04/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	12,701,800	$ 9.04	NIL
ORD	130,343	$11.08	NIL
ORD	284,490	$30.87	NIL
ORD	2,458,072	$30.90	NIL
ORD	331,801	$ 0.00	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[0] [2] / [0] [4] / [0] [7]
(D D) (M M) (Y Y)

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		862,137,971	$4,664,231,129.85	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

(D D) (M M) (Y Y)
[0] [2] / [0] [4] / [0] [7]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Australian Securities & Investments Commission

Electronic Lodgement

Document No. **1E3104509**

Lodgement date/time: 17-04-2007 09:36:04
Reference Id: 74940060 Trace No. : 17120070416091012

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
QBE INSURANCE GROUP LIMITED
Australian Company Number (ACN)
008 485 014

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
QBE INSURANCE GROUP LIMITED
ASIC registered agent number (if applicable)
17210

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
DUNCAN ALEXANDER MILSON RAMSAY
Capacity
SEC
Signature

Date signed
16-04-2007

B1 Cease company officeholder

Officer

This section shows the cessation of a company officeholder

Officeholder cessation Details

Role(s)

Director - Cessation Date: 04-04-2007

The name of the ceased officeholder is:

Given names **NICHOLAS FRANK HUGO**

Family name **GREINER**

Birth Details

Date of Birth **27-04-1947**

City/town of Birth **BUDAPEST**

Country of Birth **HUNGARY**

02-35066

Australian Securities &
Investments Commission

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
023666243

Form 484
Corporations Act 2001

Change to company details

IPC
29 MAR 2007

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address	B1 Cease company officeholder	C1 Cancellation of shares
A2 Change of name - officeholders or members	B2 Appoint company officeholder	C2 Issue of shares
A3 Change - ultimate holding company	B3 Special purpose company	C3 Change to share structure
		C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
QBE INSURANCE GROUP LIMITED

ACN/ABN
28 008 485 014

Corporate key
[redacted]

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
SHARLENE ASHAUER, SHAREHOLDER SERVICES

ASIC registered agent number (if applicable)
17210

Telephone number
(02) 9375 4063

Postal address
PO BOX 82
SYDNEY NSW 2001

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
DUNCAN RAMSAY

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 7 / 0 3 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	730,000	$ 7.27	NIL
ORD	44,019	$11.08	NIL
ORD	11,824,118	$30.90	NIL
ORD	22,791	$14.85	NIl
ORD ORD	8,267 12,433	$20.44 $ 0.00	NIL NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 3 / 0 3 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		846,231,465	$4,463,226,026.31	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
2 3 / 0 3 / 0 7

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

82-35066

Australian Securities & Investments Commission

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
023688539

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: QBE INSURANCE GROUP LIMITED

ACN/ABN: 28 008 485 014

Corporate key: [redacted]

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: SHARLENE ASHAUER, SHAREHOLDER SERVICES

ASIC registered agent number (if applicable): 17210

IPC
20 MAR 2007

Telephone number: (02) 9375 4063

Postal address: PO BOX 82
SYDNEY NSW 2001

Total number of pages including this cover sheet: 2

Please provide an estimate of the time taken to complete this form. ____ hrs ____ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: DUNCAN RAMSAY

Capacity

☐ Director

☒ Company secretary

Signature: D Ramsay

Date signed: 19/03/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	195,537	$ 8.04	NIL
ORD	2,168,517	$11.08	NIL
ORD	20,000	$14.81	NIL
ORD	12,500,000	$32.50	NIL
ORD	213	$ 0.00	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 7 / 0 2 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		833,589,837	$4,091,558,525.76	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
2 7 / 0 2 / 0 7

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

82-35066

Australian Securities & Investments Commission

Electronic Lodgement

Document No. **1E2868649**

Lodgement date/time: 30-01-2007 10.51:43
Reference Id: 74602675 Trace No. : 22320070130085521

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
QBE INSURANCE GROUP LIMITED
Australian Company Number (ACN)
008 485 014

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
QBE INSURANCE GROUP LIMITED
ASIC registered agent number (if applicable)
17210

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
DUNCAN ALEXANDER MILSON RAMSAY
Capacity
SEC
Signature

Date signed
30-01-2007

A1 Change of address

Company officeholder's residential address

Officeholder details

Given names	FRANCIS MICHAEL
Family name	O'HALLORAN
Birth Details	
Date of Birth	20-05-1946
City/town of Birth	COROWA
State (if born in Australia)	NSW
Country of Birth	Australia
Address	1/13 ST GEORGES CRESCENT DRUMMOYNE NSW 2047 Australia
Effective Date	22-01-2007

Schedule C
up to June 30, 2007
for the Securities and Exchange Commission

List of Information distributed to security
holders of QBE Insurance Group Limited

ORDINARY STOCKHOLDERS

	Date	Item Description
1.	3/02/07	2007 AGM notice of meeting and proxy form
2.	3/02/07	2006 annual report
3.	4/02/07	2007 final dividend notice

FILE NO.
82-35066

QBE INSURANCE GROUP LIMITED

ABN: 28008485014

DIVIDEND STATEMENT

QBE

SRN/HIN: I*******7600
Payment date: 02 April 2007
Record date: 14 March 2007

UNITED STATES OF AMERICA
USA

Security description	Dividend Rate per share	Participating shares	Unfranked amount	Franked amount	Total amount	Franking credit
DIV AND BONUS SHARE	0.55	625	$0.00	$206.25	$343.75	$88.39
EMPL LOAN SHARES	0.55	2,500	$0.00	$825.00	$1,375.00	$353.57
				Less: withholding tax:	$0.00	
				Net amount:	$1,718.75	
				Represented by:		
				Cheque amount:	$1,031.25	
				Loan repayment amount:	$687.50	

CHEQUE

The amount of $1,031.25 was paid by cheque number 180929 (not presented)

The franked portion of this dividend is 33 cents. The franking percentage of this dividend is 60% franked at the company tax rate of 30%.

Please retain this statement for taxation purposes as a charge may be levied for replacement.

ABN 28 008 485 014

QBE

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

ON Link Market Services Limited
Level 12, 680 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0309
ASX Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

You can also lodge your vote on-line at www.linkmarketservices.com.au

I/We being a member(s) of QBE Insurance Group Limited and entitled to attend and vote hereby appoint

A the **Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 11:00am on Wednesday, 4 April 2007 and at any adjournment of that meeting.

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B ☐ **IMPORTANT: FOR RESOLUTIONS 3 AND 4 BELOW**

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do **not** wish to direct your proxy how to vote in respect of Resolutions 3 and 4 below, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even though he/she has an interest in the outcome of these Resolutions and that votes cast by him/her for these Resolutions, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Resolutions 3 and 4 and your votes will not be counted in calculating the required majority if a poll is called on these Resolutions.

The Chairman of the Meeting intends to vote undirected proxies in favour of Resolutions 3 and 4.

C **To direct your proxy how to vote on any resolution, please insert [X] in the appropriate box below.**

	For	Against	Abstain*
Resolution 2 Adoption of the remuneration report	☐	☐	☐
Resolution 3 Increase in maximum aggregate fees payable to non-executive directors	☐	☐	☐
Resolution 4 Approval of the grant of conditional rights and options under the Deferred Compensation Plan to the Chief Executive Officer	☐	☐	☐
Resolution 5 Re-election of Mr L F Bleasel AM as a director	☐	☐	☐
Resolution 6 Election of Mr D M Boyle as a director	☐	☐	☐

* If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution.

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

QBE PRX642

QBE Insurance Group

Instructions for completion of proxy form

INSTRUCTIONS FOR COMPLETION OF PROXY

Your vote is important. If you do not plan to attend the Meeting, you are encouraged to appoint a person to attend and vote on your behalf as your proxy. Do this by completing and returning the proxy form. A proxy need not be a shareholder.

Corporate shareholders, please note: a person intending to vote shares held in the name of a company MUST bring an authority from the company signed by the company in favour of the person attending.

Appointment of a second proxy (optional). If you wish to appoint two proxies, an additional proxy form will be supplied by the share registry on request. If you appoint two proxies, please state the proportion of your voting rights given to the proxy appointed on this form. If no proportion is specified, each proxy will be entitled to exercise half of your voting rights. Please return both proxy forms together.

To complete the proxy form, please follow these steps:

1. **Proxy's name (print in full)**

   Print the full name of the person/body corporate you wish to appoint as your proxy in the box provided. Please do not put your own name here as shareholders cannot appoint themselves.

   If you do not complete the box, the Chairman of the Meeting will be considered to be your proxy.

   You can vote your shares by proxy even if you plan to attend the Meeting.

2. **Directions to proxy (optional)**

   You may, if you choose, direct your proxy how to vote on particular items. Do this by marking the For, Against or Abstain box.

   If a mark is placed in a box, your total shareholding will be voted in that way unless you appoint a second proxy (see above).

   A direction to abstain will be treated as a direction that your proxy not vote on a particular item and your shareholding will not be counted in determining whether the required majority is reached on a poll.

3. **Signature**

   The proxy form must be signed by the shareholder.

   - for joint shareholdings, either holder may sign.
   - if signed by an attorney, please send a certified copy of the power of attorney to the Company's share registry, Link Market Services Limited for noting, unless already noted. If signed under a power of attorney, the attorney hereby states that no notice of revocation of the power has been received.

4. **Send** the completed form (and relevant authorities) to Link Market Services Limited so that it is received no later than 11:00am Sydney time on Monday, 2 April 2007.

   To do this, you may:

   - use the enclosed reply paid envelope; or
   - fax to +61 2 9287 0309; or
   - mail to Locked Bag A14, Sydney South NSW 1235 Australia; or
   - deliver in person to Level 12, 680 George Street, Sydney Australia; or
   - lodge online at Link's website (www.linkmarketservices.com.au) in accordance with the instructions given there (you will be taken to have signed your proxy form if you lodge it in accordance with the instructions given on the website). You will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN), which can be found on the reverse of this form in the top right hand corner.

If you require further information on how to complete the proxy form, telephone Link Market Services Limited on +61 2 8280 7158.

QBE

QBE INSURANCE GROUP LIMITED

ABN 28 008 485 014

82 PITT STREET
SYDNEY NSW 2000 AUSTRALIA
PHONE +61 2 9375 4444
www.qbe.com

QBE INSURANCE GROUP
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of shareholders of QBE Insurance Group Limited (the Company) will be held on:

Wednesday, 4 April 2007 from 11.00 am Sydney time at:

The Westin Sydney
1 Martin Place
Sydney
Australia

QBE INSURANCE GROUP

Dear Shareholder,

On behalf of the Board of Directors, I have pleasure in enclosing the Notice of Meeting for the Annual General Meeting to be held at The Westin Sydney, 1 Martin Place, Sydney on Wednesday, 4 April 2007 from 11:00 am.

If you are able to attend, would you please bring the proxy form with you as the bar coding on this form will enable shareholders to be easily registered. Registration will be available from 10:00 am.

If you are unable to attend, I encourage you to vote either by using the attached proxy form or lodging your vote online at www.linkmarketservices.com.au.

A person intending to vote on shares held in the name of the company must bring an authority from the company, signed by the company in favour of the person attending.

I look forward to seeing you at the meeting.

Yours sincerely

John Cloney
Chairman

AGENDA

1. **To receive and consider** the financial reports and the reports of the directors and of the auditors of the Company for the year ended 31 December 2006.

2. **To adopt the remuneration report**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That the remuneration report of the Company for the financial year ended 31 December 2006 be adopted.

   Note: In accordance with section 250R of the *Corporations Act*, the vote on this resolution 2 will be advisory only and will not bind the directors or the Company.

3. **To increase the maximum aggregate fees payable to non-executive directors**

   To consider, and if thought fit, pass the following resolution as an ordinary resolution:

   That approval be given for the purpose of ASX Listing Rule 10.17 and for all other purposes to increase the maximum aggregate fees payable to all non-executive directors by $500,000 from $2.2 million to $2.7 million per financial year with effect from 1 January 2007.

4. **To approve the grant of conditional rights and options over the Company's ordinary shares under the 2006 Deferred Compensation Plan to the Chief Executive Officer**

   To consider, and if thought fit, pass the following resolution as an ordinary resolution:

   That approval be given for the purposes of ASX Listing Rule 10.14 and for all other purposes to the grant to the Chief Executive Officer, Mr FM O'Halloran of conditional rights over a maximum of 30,000 ordinary shares in the Company and options to subscribe for a maximum of 60,000 unissued ordinary shares of the Company and either the allotment or transfer of ordinary shares in the Company on satisfaction of and subject to the conditions attached to the conditional rights and on valid exercise of the options under the Company's 2006 Deferred Compensation Plan.

5. **To re-elect a director**

   To consider, and if thought fit, pass the following resolution as an ordinary resolution:

   That Mr LF Bleasel AM, who retires by rotation in accordance with clause 76 of the Company's constitution, be re-elected as a director of the Company.

6. **To elect a director**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That Mr DM Boyle, who was appointed in accordance with clause 74(b) of the Company's constitution, be elected as a director of the Company.

By order of the Board

D Ramsay

Duncan Ramsay
Company Secretary
Sydney, 23 February 2007

DETERMINATION OF ENTITLEMENT TO ATTEND AND VOTE

For the purposes of the meeting, shares will be taken to be held by the persons who are registered as members as at 7.00pm Sydney time on Monday 2 April 2007. This means that if you are not the registered member at that time, you will not be entitled to vote in respect of that share.

If you wish to appoint a proxy, the Company requests that shareholders send the completed proxy form (and any proxy appointment authority) to its share registry, Link Market Services Limited, so that it is received no later than 11.00am Sydney time on Monday 2 April 2007.

To do this, you may:

1. use the enclosed reply paid envelope;
2. fax to (61 2) 9287 0309;
3. mail to Locked Bag A14, Sydney South NSW 1235 Australia;
4. deliver in person to Level 12, 680 George Street, Sydney; or
5. lodge online at Link Market Services' website, www.linkmarketservices.com.au. To use this facility, you will need your holder identification number **(HIN)** or security holder reference number **(SRN)**.

NOTES ON APPOINTMENT OF PROXY

In accordance with Sections 249L and 249X of the *Corporations Act*, shareholders are notified that:

(i) a member who is entitled to attend and cast a vote at the meeting may appoint a proxy to attend and vote for the member;
(ii) the appointment may specify the proportion or number of votes that the proxy may exercise;
(iii) a member who is entitled to cast two or more votes at the meeting, may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. If you appoint two proxies and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes; and
(iv) a proxy may be an individual or a body corporate and need not be a member.

A proxy is not revoked by the member attending and taking part in the meeting unless the member actually votes at the meeting on the resolution for which the proxy is proposed to be used. Subject to the foregoing sentence, a proxy may vote as the proxy thinks fit on any motion or resolution in respect of which no manner of voting is indicated in the instrument of appointment. The Chairman intends to vote all valid undirected proxies which he receives in favour of each resolution.

Shareholders who appoint a proxy should consider how they wish to direct the proxy to vote, that is, whether the shareholder wishes the proxy to vote "for" or "against", or abstain from voting, on each resolution, or whether to leave the decision to the appointed proxy after discussion at the meeting.

If you do not send your proxy form to Link Market Services Limited, please bring it with you if you attend the Annual General Meeting as it will assist in identifying you on entry or in voting.

VOTING

Every resolution arising at the Annual General Meeting will be decided in the first instance by a show of hands. A poll may be demanded in accordance with the Company's constitution.

On a show of hands, every shareholder who is present in person or by proxy, or by representative or by attorney, will have one vote. Upon a poll, every shareholder who is present in person or by proxy, or by representative or by attorney, will have one vote for each share held by that person. The proxy has the same rights as the member to speak at the meeting, to vote (but only to the extent allowed by the appointment) and join in a demand for a poll. Where a member appoints two proxies, then neither proxy shall have the right to vote on a show of hands.

Where more than one joint holder votes, the vote of the holder whose name appears first in the register of members shall be accepted to the exclusion of the others whether the vote is given in person or by proxy, or by representative or by attorney.

EXPLANATORY NOTES

RESOLUTION 2 – Adoption of the remuneration report

The Company's remuneration report for the financial year ended 31 December 2006 is set out on pages 57 to 67 of the Company's 2006 Annual Report (Remuneration Report).

Section 250R of the *Corporations Act* requires the Company to put a resolution to the Annual General Meeting for adoption of the remuneration report. In accordance with that section, the vote on the resolution will be advisory only and will not bind the directors or the Company.

During this item of business, members will be given a reasonable opportunity to ask questions, and make comments, about the Remuneration Report.

The Board recommends that shareholders vote in favour of this resolution.

RESOLUTION 3 - Increase in maximum aggregate fees payable to non-executive directors

The proposed increase in the maximum annual aggregate fees payable to all non-executive directors (Maximum Fees) is to provide a margin for the future, allow for the increasing demands on non-executive directors and recognise the growth of the QBE Group (especially outside Australia).

In line with increasing demands under the law, by regulators and through community expectations, the responsibilities and time commitment of non-executive directors have grown considerably in recent years and are expected to continue to grow.

As at 31 December 2006, the Group's operations in 43 countries outside Australia represented 76% of the Group's gross written premium. Subject to regulatory approvals, the recent acquisitions in the US are expected to increase annualised Group premium income by over 30% to close to $15 billion, with Australia being reduced to less than 20% of Group premium income.

In accordance with the Company's constitution, the allocation of fees to non-executive directors within the total pool is a matter for the Board.

Non-executive director remuneration reflects the Company's desire to attract, motivate and retain high quality directors and to ensure their active participation in the Company's affairs for the purposes of corporate governance, regulatory compliance and other matters. The Board aims to provide a level of remuneration for non-executive directors comparable with its peers, which include multi-national financial institutions. The Board considers surveys published by independent remuneration consultants and other public information so that remuneration levels are appropriate.

The current Maximum Fees of $2.2 million was approved at the 2004 AGM. It is proposed that the Maximum Fees be increased to $2.7 million.

The current Maximum Fees do not allow the Board the flexibility to approve reasonable fee increases after considering market data over the foreseeable future. This is because at their current level, the aggregate non-executive director fees are close to the current Maximum Fees.

The proposed increase will provide the Company with the flexibility to ensure that an experienced board of appropriate size continues to supervise the Company effectively.

In 2006, non-executive directors received fees and superannuation of $2,019,243.

The Company's constitution permits payment of retirement allowances to directors who were non-executive directors at 31 December 2003 and provides such allowances do not count towards the Maximum Fees. Retirement allowances payable to those directors are limited to the amount payable on 31 December 2003 increased annually at the average five year Australian government bond rate. As at 31 December 2006, the total accrual for retirement allowances was $1,415,696.

Shareholders should note that if the proposed Maximum Fees are approved, they are not the full sum paid to non-executive directors each financial year.

More details on non-executive director remuneration are set out in the Remuneration Report.

The Company will disregard any votes cast on resolution 3 by directors and their associates.

The directors and their associates do not intend to vote on this resolution.

However, the Company need not disregard a vote if:

1. it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
2. it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The directors do not make a recommendation on this resolution as it affects the interests of the directors.

RESOLUTION 4 – Approval of the grant of conditional rights and options over the Company's ordinary shares under the Deferred Compensation Plan to the Chief Executive Officer

The Board (with Mr FM O'Halloran not present) reviews Mr O'Halloran's remuneration package annually.

The Board has determined (with Mr O'Halloran not present) that Mr O'Halloran be granted a short-term profit share incentive in cash for 2006 and, subject to shareholder approval, deferred compensation in equity in the form of conditional rights and options under the Company's 2006 Deferred Compensation Plan (DCP), formerly known as the Long Term Incentive Scheme. Mr O'Halloran's short-term incentive and proposed deferred compensation follow the achievement of the performance hurdle in the table below. The hurdle was a range of return on equity (**ROE**) targets for the 2006 financial year on the Company's management basis of accounting (which spreads the realised and unrealised gains on equities and investment properties evenly over seven years):

	TARGET ROE	SHORT-TERM INCENTIVE AS % OF TOTAL REMUNERATION COST (TRC)	PROPOSED DEFERRED COMPENSATION AS % OF TRC
Minimum	14	15	10
Maximum	21	134	89
Achieved	**29**	**134**	**89**

Over the period from 2002 to 2006:

- the Company's net profit after income tax has increased by an average of 52% per annum;
- dividends per share have increased by an average 28% per annum; and
- the share price has increased from $8.15 to $28.85, an average of 37% per annum.

Having exceeded the maximum performance hurdle, the Board has determined that Mr O'Halloran should, subject to shareholder approval, be granted deferred compensation through the granting on 4 April 2007 (**the Grant Date**) of conditional rights over a maximum of 30,000 ordinary shares in the Company and options to subscribe for a maximum of 60,000 unissued shares in the Company under the DCP.

Like other participants, the share price at which the number of ordinary shares over which the conditional rights are proposed to be granted and the price payable on exercise of the options will be the greater of:

(a) the weighted average price of the Company's ordinary shares traded on the Australian Securities Exchange (ASX) during the five trading days from 23 February 2007 (being the announcement date of the Company's 2006 results to the ASX); and
(b) $28.00 (the Grant Price). On 22 February 2007, the closing share price was $32.03.

Accordingly, it is proposed, subject to shareholder approval, that Mr O'Halloran be granted under the DCP:

(a) conditional rights to that number of ordinary shares at no cost equal to 60% of two thirds of his short-term incentive of $2,088,363 divided by the Grant Price; and
(b) options to subscribe for that number of ordinary shares at market value equal to 40% of two thirds of his short-term incentive divided by the Grant Price multiplied by 3.

Applying an indicative share price of $32.03, the initial value of the maximum number of conditional rights of 26,081 under this formula is $835,387.

The conditional rights and options over the Company's ordinary shares will be granted shortly after shareholder approval.

On satisfaction of and subject to the conditions attached to the conditional rights, the Company will issue or transfer the relevant number of ordinary shares to Mr O'Halloran at no cost on the third anniversary of the Grant Date. On satisfaction of the conditions attached to the options, the options are exercisable at the Grant Price on the fifth anniversary of the Grant Date or within 12 months of that anniversary.

Consistent with the DCP terms for other participants:

(a) at the time of issue or transfer of the shares under the conditional rights, further shares will be issued or transferred to Mr O'Halloran to reflect any dividends paid on the Company's ordinary shares since the date of grant of the conditional rights as if those shares and any dividends had been subject to the Company's dividend election plan. No moneys are payable by Mr O'Halloran on the issue or transfer of shares under the conditional rights; and
(b) the shares under the conditional rights will be issued or transferred and the options will be exercisable if Mr O'Halloran remains in the Company's service throughout the period of three years (in the case of the conditional rights) and five years (in the case of the options) from the Grant Date and is not under notice or subject to disciplinary proceedings on the date of issue, transfer or exercise. The DCP terms provide an exception to this continuous service condition for leaving service due to redundancy, retirement through ill health or age (after 55 years with a minimum of 10 years' service) or death while not under notice or disciplinary proceedings. If such exception applies, the shares will be issued or transferred on leaving service and the options will be exercisable within 12 months of leaving service. Accordingly, the conditional rights or options will be available in three and five years respectively or on Mr O'Halloran's retirement, whichever is earlier.

There are no other directors and no other associates of directors who are presently entitled to participate in the DCP. No other directors or other associates of directors have received either shares or options or conditional rights under the DCP. Details of any securities issued under the DCP will be published in each annual report of the Company relating to a period in which the securities have been issued and that approval for the issue of securities was obtained under ASX Listing Rule 10.14. Any additional persons who fall within ASX Listing Rule 10.14 who become entitled to participate in the DCP after this resolution is approved and who are not named in this notice of meeting will not participate until approval is obtained under ASX Listing Rule 10.14.

Like other DCP participants, Mr O'Halloran will be able to use a personal recourse loan under the Company's Employee Share and Option Plan (**ESOP**) to fund the payment of the Grant Price of the options granted under the DCP. ESOP loans are interest free and secured by mortgage over the shares. They are usually repayable on termination of employment or breach of loan conditions.

Mr O'Halloran's current ESOP loan balance is approximately 16% of the present market value of all his QBE shares held as security.

As the shares issued or transferred pursuant to the conditional rights granted under the DCP will be issued or transferred without payment being made by Mr O'Halloran, no loan is necessary for these shares.

The full terms and conditions of the DCP for Mr O'Halloran and the terms and conditions of ESOP loans made to employees (including Mr O'Halloran) are contained in a DCP guide and ESOP explanatory handbook which are available for inspection by shareholders at the Company's shareholder services department in Sydney. A copy of the DCP guide and ESOP handbook will be sent to any shareholder free of charge upon request.

VOTING

The Company will disregard any votes cast on Resolution 4 by directors and their associates except those who are ineligible to participate in any employee incentive scheme of the Company, including the DCP. Mr O'Halloran and his associates do not intend to vote on this resolution.

However, the Company need not disregard a vote if:

1. it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
2. it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The Board (excluding Mr O'Halloran who has a personal interest) recommends that shareholders vote in favour of this resolution. None of the directors (excluding Mr O'Halloran who has a personal interest) have any interest in the outcome of the proposed resolution except to secure the services of Mr O'Halloran on a continuing basis.

RESOLUTION 5 – Re-election of Mr LF Bleasel AM

Mr Bleasel is based in Sydney and was appointed an independent non-executive director of the Company in January 2001. He is chairman of the remuneration committee and a member of the audit committee. Mr Bleasel joined the Australian Gas Light Company in 1958 and was managing director and chief executive officer from May 1990 until March 2001. He is a former chairman of Foodland Associated Limited and a former director of St George Bank Limited. Mr Bleasel is currently chairman of ABN AMRO Australia Holdings Pty Limited and of the Zoological Parks Board of NSW. In addition, he is a member of the advisory boards for several charities.

He is 64 years of age.

Mr Bleasel is a Fellow of the Australian Institute of Company Directors and a Fellow of the Australian Institute of Management. He became a member of the Order of Australia in 1998 for service to the Australian gas and energy industries and to the community.

The Board (with Mr Bleasel not voting) recommends that shareholders vote in favour of this resolution.

RESOLUTION 6 – Election of Mr DM Boyle

Mr Duncan Boyle is based in Sydney and was appointed an independent non-executive director of the Company in September 2006. Under the Company's constitution, he holds office only until the next annual general meeting, at which he is eligible for election.

He is a member of the audit and remuneration committees.

Mr Boyle has 34 years of work experience in insurance, predominantly with Royal Sun Alliance in Australia, New Zealand and the UK, in roles such as chief executive and operations director as well as in human resources, sales and underwriting.

He is a past director of the Association of British Insurers and Insurance Council of Australia and has been active on industry issues in Australia and the UK, including chairing the non-subscription market steering committee on contract certainty in the UK.

Mr Boyle has a Bachelor of Arts degree with Honours in Business Studies and is a Fellow of the Chartered Insurance Institute in the UK.

He is 55 years of age.

If Mr Boyle is elected, the number of non-executive directors from conclusion of the meeting will be seven, with one executive director, being the Chief Executive Officer.

The Board (with Mr Boyle not voting) recommends that shareholders vote in favour of this resolution.

QBE Insurance Group Limited
ABN 28 008 485 014
82 Pitt Street Sydney 2000 Australia
Phone +61 2 9375 4444
www.qbe.com

List of Information made or
required to be made public,
or filed with the ASX or the ASIC
by shareholders of QBE Insurance Group
Limited

SUBSTANTIAL SHAREHOLDER NOTICES

Item:	Notification of change in substantial shareholding from existing shareholders
Date Required:	Within 2 business days after they became aware of the information
Entity Requiring Item:	ASX & ASIC

	Date	Item Description
1.	02/12/07	Form 603 – Notice of Initial Substantial Holder
2.	**04/12/07**	Form 605 – Notice of Ceasing to be a Substantial Holder
3.	04/27/07	Form 603 – Notice of Initial Substantial Holder
4.	**05/02/07**	Form 605 – Notice of Ceasing to be a Substantial Holder
5.	05/03/07	Form 603 – Notice of Initial Substantial Holder
6.	05/29/07	Form 603 – Notice of Initial Substantial Holder
7.	05/31/07	Form 604 – Notice of Change of Interests of Substantial Holder
8.	**06/18/07**	Form 605 – Notice of Ceasing to be a Substantial Holder
9.	06/25/07	Form 603 – Notice of Initial Substantial Holder

82-35066

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To	**QBE Insurance Group Limited (QBE)**
ACN/ARSN	**008 485 014**

1. Details of substantial holder

Name	**Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN	**33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 20 June 2007.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	43,283,616	43,283,616	5.01%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays Group	Fund Manager – see Annexure A	Ordinary 43,283,616

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays Group	JP Morgan & other custodians – see Annexure A	Ordinary 43,283,616

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays Group	Past 4 months	Avg price $31.34	Ordinary 43,283,616

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 1, 111 Harrington Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

25 June 2007
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in QBE Insurance Group Limited ("QBE") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
QBE	QBE Insurance Group Limited	779,529	0.09	Barclays Global Investors Japan Trust & Banking
QBE	QBE Insurance Group Limited	530,677	0.06	Barclays Global Investors Japan Ltd
QBE	QBE Insurance Group Limited	1,971,780	0.23	Barclays Global Investors Ltd
QBE	QBE Insurance Group Limited	203,314	0.02	Barclays Bank PLC
QBE	QBE Insurance Group Limited	97,492	0.01	Barclays Bank PLC
QBE	QBE Insurance Group Limited	3,664,944	0.43	Barclays Global Investors Ltd
QBE	QBE Insurance Group Limited	196,831	0.02	Barclays Life Assurance Co Ltd
QBE	QBE Insurance Group Limited	8,834,763	1.02	Barclays Global Investors, N.A.
QBE	QBE Insurance Group Limited	6,390,204	0.74	Barclays Global Fund Advisors
QBE	QBE Insurance Group Limited	1,012,614	0.12	Barclays Capital Securities Ltd
QBE	QBE Insurance Group Limited	73,627	0.01	Barclays Global Investors Canada Ltd
QBE	QBE Insurance Group Limited	19,527,841	2.26	Barclays Global Investors Australia Ltd
		43,283,616	**5.01**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in QBE as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in QBE was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in QBE.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Company Secretary
Barclays Global Investors Australia

25 June 2007
Date

82-35066

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To	**QBE Insurance Group Limited (QBE)**
ACN/ARSN	**008 485 014**

1. Details of substantial holder

Name	**Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN	**33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on	13 June 2007
The previous notice was given to the company on	27 April 2007
The previous notice was dated	27 April 2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
13/06/07	Barclays Group *see Annexure A*	Reduction in voting power	Average price $31.56	Ordinary (991,521)	(0.11)%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 1, 111 Harrington Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

18 June 2007
Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant interest in QBE Insurance Group Limited ("QBE") held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Trust & Banking
Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Bank PLC
Barclays Bank PLC
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Global Investors, N.A.
Barclays Global Fund Advisors
Barclays Capital Inc
Barclays Capital Securities Ltd
Barclays Global Investors Canada Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in QBE for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in QBE was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in QBE.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

____
Company Secretary
Barclays Global Investors Australia

18 June 2007
Date

82-35066

QBE Insurance Group

RECEIVED

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock Exchange

31 May 2007

The Manager
Company Announcements
ASX Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: Austbrokers Holdings Limited -
Notice of change of interests of substantial holder

Please find attached our signed Form 604.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary
Direct: +612 9375 4422
Mobile: +61 (0)408 037 220
Fax: +612 9231 6104
Email: duncan.ramsay@qbe.com

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme: Austbrokers Holdings Limited

ACN/ARSN: 60 000 000 715

1. Details of substantial holder(1)

Name :QBE Insurance Group Limited
ACN/ARSN (if applicable) : 28 008 485 014

There was a change in the interests of the substantial holder on 30/05/2007
The previous notice was given to the company on 12/02/2007
The previous notice was dated 12/02/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	5,119,201	10.21%	7,469,201.00	14.90%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
30 May 2007	QBE Insurance (Australia) Limited (ABN 78 003 191 035)	'Off-Market purchase'	$12,925,000.00	2,350,000 Ordinary shares	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
QBE Insurance (Australia) Limited (ABN 78 003 191 035)	Citicorp Nominees Pty Limited (37 000 809 030))	Citicorp Nominees Pty Limited (37 000 809 030))	Investment in the ordinary course of business	Ordinary: 7,469,201	

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
(no variation)	(no variation)

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
QBE Insurance (Australia) Limited (ABN 78 003 191 035)	82 Pitt Street, Sydney NSW 2000
QBE Insurance Group Limited (ABN 28 008 485 014)	82 Pitt Street, Sydney NSW 2000
Citigroup Nominees Pty Limited (ABN 37 000 809 030)	120 Collins Street Melbourne Vic 3000

Signature

print name: Duncan Ramsay capacity : Secretary

sign here: D Ramsay date: 31/05/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme **QBE Insurance Group Limited**

1. Details of substantial holder

Name **UBS Nominees Pty Ltd and its related bodies corporate**

ABN (if applicable): **32 001 450 522**

There was a change in interest of the substantial holder on: **24 May 2007**

The previous notice was dated: **14 June 2006**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's Votes	Voting Power	Person's Votes	Voting Power
Ordinary & Options	**64,790,756**	**8.06%**	**60,531,811**	**7.02%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Class and Number of securities	Person's votes affected
Please see Annexure A and B.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered holder	Nature of relevant interest	Class and number of securities	Person's votes
DSI International Management Inc.	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	42,700 Ordinary	42,700
UBS AG, Zurich	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	2,654,540 Ordinary	2,654,540

UBS Global Asset Management (Switzerland) AG	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	2,129,077 Ordinary	2,129,077
UBS Fund Services (Luxembourg) SA	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	4,215,198 Ordinary	4,215,198
UBS Global Asset Management (Americas) Inc.	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	6,495,258 Ordinary	6,495,258
UBS Global Asset Management (Australia) Ltd	ANZ Nominees Ltd	ANZ Nominees Ltd	Fund Manager with power to exercise control over disposal of the securities	241,023 Ordinary	241,023
UBS Global Asset Management (Australia) Ltd	Citicorp Nominees Pty Ltd	Citicorp Nominees Pty Ltd	Fund Manager with power to exercise control over disposal of the securities	567,006 Ordinary	567,006
UBS Global Asset Management (Australia) Ltd	JPMorgan Chase Bank	JPMorgan Chase Bank	Fund Manager with power to exercise control over disposal of the securities	1,880,271 Ordinary	1,880,271
UBS Global Asset Management (Australia) Ltd	National Nominees Ltd	National Nominees Ltd	Fund Manager with power to exercise control over disposal of the securities	9,755,879 Ordinary	9,755,879
UBS Global Asset Management (Australia) Ltd	RBC Global Services Australia Nominees Pty Ltd	RBC Global Services Australia Nominees Pty Ltd	Fund Manager with power to exercise control over disposal of the securities	97,340 Ordinary	97,340
UBS Global Asset Management (Australia) Ltd	State Street Australia Ltd	State Street Australia Limited	Fund Manager with power to exercise control over disposal of the securities	1,304,686 Ordinary	1,304,686
UBS Global Asset Management (Australia) Ltd	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	208,931 Ordinary	208,931
UBS Global Asset Management (Canada) Co.	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	2,210,643 Ordinary	2,210,643
UBS Global Asset Management (Deutschland) GmbH	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	85,850 Ordinary	85,850
UBS Global Asset Management (France) SA	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	67,074 Ordinary	67,074
UBS Global Asset Management (Hong Kong) Ltd	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	505,082 Ordinary	505,082
UBS Global Asset Management (Japan) Ltd	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	3,435,351 Ordinary	3,435,351
UBS Global Asset Management Life Limited	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	2,875,009 Ordinary	2,875,009
UBS Global Asset Management (Singapore) Ltd	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	79,799 Ordinary	79,799

UBS Global Asset Management Trust Company	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	1,299,658 Ordinary	1,299,658
UBS Global Asset Management (UK) Ltd	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	6,116,883 Ordinary	6,116,883
UBS AG, London Branch	Various Custodians	Various Custodians	Prime Broker with power to control the exercise of the power to dispose of shares pursuant to a Prime Broking Agreement.	421,393 Ordinary	421,393
UBS AG, London Branch	Various Custodians	Various Custodians	Beneficial owner	23,079 Ordinary	23,079
UBS AG, London Branch	Various Custodians	Various Custodians	Power to control disposal over shares pursuant to stock borrowing and lending activities	1,614,729 Ordinary	1,614,729
UBS AG (Switzerland)	Unknown Custodians	UBS AG (Switzerland)	Power to control disposal over shares pursuant to stock borrowing and lending activities	86,347 Ordinary	86,347
UBS Securities Australia Ltd	Unknown Custodians	UBS Securities Australia Ltd	Power to control disposal over shares pursuant to stock borrowing and lending activities	7,268,863 Ordinary	7,268,863
UBS Wealth Management Australia Ltd	UBS Wealth Management Australia Nominees Pty Ltd	UBS Wealth Management Australia Nominees Pty Ltd	Broker with power to exercise discretion over account	881,950 Ordinary	881,950
UBS Securities Australia Ltd	N/A	N/A	Exchange traded options	3,588,192 Options	3,588,192
UBS AG, London Branch	N/A	N/A	Exchange traded options	380,000 Options	380,000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Details for all UBS entities and their address' can be found on the following website: **http://apps.ubs.com/locationfinder**	

SIGNATURE

Print Name:	Peter Tillman	Capacity:	Alternate Director
Sign Here:		Date:	25 May 2007

Contact details for this notice:

Peter Tillman
Legal & Compliance
(w) +61 2 9324 221
(f) +61 2 9324 2558
email: peter.tillman@ubs.com

82-35060

Form 603
Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **QBE Insurance Group Limited (QBE)**
ACN/ARSN **008 485 014**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group (**"BGI"**)
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 27 April 2007.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	43,949,785	43,949,785	5.09%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
BGI	Fund Manager – see Annexure A	Ordinary 43,949,785

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
BGI	JP Morgan & other custodians – see Annexure A	Ordinary 43,949,785

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
BGI	Past 4 months	Avg price $31.34	Ordinary 43,949,785

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 1, 111 Harrington Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

3 May 2007
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in QBE Insurance Group Limited ("QBE") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
QBE	QBE Insurance Group Limited	784,387	0.09	Barclays Global Investors Japan Trust & Banking
QBE	QBE Insurance Group Limited	531,702	0.06	Barclays Global Investors Japan Ltd
QBE	QBE Insurance Group Limited	1,939,345	0.22	Barclays Global Investors Ltd
QBE	QBE Insurance Group Limited	226,817	0.03	Barclays Bank PLC
QBE	QBE Insurance Group Limited	112,761	0.01	Barclays Bank PLC
QBE	QBE Insurance Group Limited	3,561,228	0.41	Barclays Global Investors Ltd
QBE	QBE Insurance Group Limited	196,831	0.02	Barclays Life Assurance Co Ltd
QBE	QBE Insurance Group Limited	8,970,922	1.04	Barclays Global Investors, N.A.
QBE	QBE Insurance Group Limited	6,307,939	0.73	Barclays Global Fund Advisors
QBE	QBE Insurance Group Limited	1,687,198	0.20	Barclays Capital Securities Ltd
QBE	QBE Insurance Group Limited	69,638	0.01	Barclays Global Investors Canada Ltd
QBE	QBE Insurance Group Limited	19,561,017	2.27	Barclays Global Investors Australia Ltd
		43,949,785	**5.09**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in QBE as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in QBE was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in QBE.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Company Secretary
Barclays Global Investors Australia

3 May 2007
Date

Barclays Global Investors Australia Limited
ABN 33 001 804 566, AFS Licence No. 225398, Level 1
111 Harrington Street, Sydney, NSW 2000
P.O. Box N43 Grosvenor Place, NSW 1220
Telephone +612 272 2429
Facsimile +612 9278 5282
zaria.narayan@barclaysglobal.com

PERFORMANCE THROUGH INNOVATION
BARCLAYS GLOBAL INVESTORS

FACSIMILE

To:	QBE Insurance Group Limited Mr Duncan Ramsay Company Secretary
Fax	(02) 9231 6104
Total pages	3 including cover
Date	2 May 2007
Subject	Notice of ceasing to be a substantial holder

Dear Mr Ramsay,

Please find attached Form 605 - Notice of ceasing to be a substantial holder in respect of the Barclays group holding in QBE Insurance Group Limited.

Kind regards

Zaria Narayan
Legal & Compliance Co-ordinator

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To	**QBE Insurance Group Limited (QBE)**
ACN/ARSN	**008 485 014**

1. Details of substantial holder

Name	**Barclays Global Investors Australia Limited** on behalf of the Barclays Group ("BGI")
ABN	**33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on	23 April 2007
The previous notice was given to the company on	27 April 2007
The previous notice was dated	27 April 2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
23/04/07	BGI - *see Annexure A*	Reduction in voting power	Average price $31.98	Ordinary (479,254)	0.06%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 1, 111 Harrington Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

2 May 2007
Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant Interest in QBE Insurance Group Limited ("QBE") held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Trust & Banking
Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Bank PLC
Barclays Bank PLC
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Global Investors, N.A.
Barclays Global Fund Advisors
Barclays Capital Securities Ltd
Barclays Global Investors Canada Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in QBE for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in QBE was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in QBE.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

Company Secretary
Barclays Global Investors Australia

2 May 2007
Date

Form 603
Corporations Act 2001
Section 671B
Notice of initial substantial holder

To **QBE Insurance Group Limited (QBE)**
ACN/ARSN **008 485 014**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group **("BGI")**
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 20 April 2007.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	43,366,927	43,366,927	5.03%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
BGI	Fund Manager – see Annexure A	Ordinary 43,366,927

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
BGI	JP Morgan & other custodians – see Annexure A	Ordinary 43,366,927

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
BGI	Past 4 months	Avg price $32.14	Ordinary 43,366,927

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 1, 111 Harrington Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

27 April 2007
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in QBE Insurance Group Limited ("QBE") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
QBE	QBE Insurance Group Limited	780,729	0.09	Barclays Global Investors Japan Trust & Banking
QBE	QBE Insurance Group Limited	528,098	0.06	Barclays Global Investors Japan Ltd
QBE	QBE Insurance Group Limited	1,952,745	0.23	Barclays Global Investors Ltd
QBE	QBE Insurance Group Limited	226,817	0.03	Barclays Bank PLC
QBE	QBE Insurance Group Limited	137,556	0.02	Barclays Bank PLC
QBE	QBE Insurance Group Limited	3,561,128	0.41	Barclays Global Investors Ltd
QBE	QBE Insurance Group Limited	196,831	0.02	Barclays Life Assurance Co Ltd
QBE	QBE Insurance Group Limited	8,913,676	1.03	Barclays Global Investors, N.A.
QBE	QBE Insurance Group Limited	6,161,967	0.71	Barclays Global Fund Advisors
QBE	QBE Insurance Group Limited	1,542,559	0.18	Barclays Capital Securities Ltd
QBE	QBE Insurance Group Limited	69,638	0.01	Barclays Global Investors Canada Ltd
QBE	QBE Insurance Group Limited	19,295,183	2.24	Barclays Global Investors Australia Ltd
		43,366,927	**5.03**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in QBE as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in QBE was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in QBE.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

____
Company Secretary
Barclays Global Investors Australia

27 April 2007
Date

82-35066

RECEIVED

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To	**QBE Insurance Group Limited**
ACN/ARSN	**008 485 014**

1. Details of substantial holder

Name	**Barclays Global Investors Australia Limited** on behalf of the Barclays Group (**"BGI"**)
ABN	**33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on	10 April 2007
The previous notice was given to the company on	29 July 2005
The previous notice was dated	29 July 2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
10/10/07	BGI – *see Annexure A*	Reduction in voting power	Average price $30.93	Ordinary 4,088,397	(0.05)%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 1, 111 Harrington Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

12 April 2007
Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant interest in QBE Insurance Group Limited ("QBE") held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Trust & Banking
Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Bank PLC
Barclays Bank PLC
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Global Investors, N.A.
Barclays Global Fund Advisors
Barclays Capital Securities Ltd
Barclays Global Investors Canada Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in QBE for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in QBE was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in QBE.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

Company Secretary
Barclays Global Investors Australia

12 April 2007
Date

82-35066

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock Exchange

12 February 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: Austbrokers Holdings Limited - Notice of initial substantial holder

We lodge our signed Form 603.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

Direct: +612 9375 4422
Mobile: +61 (0)408 037 220
Fax: +612 9231 6104
Email: duncan.ramsay@qbe.com

FILE NO.
82-3506[illegible]

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Austbrokers Holdings Limited
ACN/ARSN	ABN 60 000 000 715

1. Details of substantial holder (1)

Name	QBE INSURANCE GROUP LIMITED
ACN/ARSN (if applicable)	ABN 28 008 485 014

The holder became a substantial holder on 08/02/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	5,119,201	5,119,201	10.21%
Also refer Annexure A			

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
QBE Insurance (Australia) Limited	Beneficial Owner	5,089,201 Ordinary
Travelon Pty Limited	Beneficial Owner	30,000 Ordinary

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
QBE Insurance (Australia) Limited	Citicorp Nominees Pty Limited (ABN 37 000 809 030)	Citicorp Nominees Pty Limited (ABN 37 000 809 030)	5,089,201 Ordinary
Travelon Pty Limited	Citicorp Nominees Pty Limited (ABN 37 000 809 030)	Citicorp Nominees Pty Limited (ABN 37 000 809 030)	30,000 Ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer Annexure A				

82-35066

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
QBE Insurance (Australia) Limited	Related Body Corporate
Travelon Pty Limited	Related Body Corporate

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
QBE Insurance (Australia) Limited (ABN 78 003 191 035)	82 Pitt Street, Sydney NSW 2000
Travelon Pty limited (ABN 62 002 217 343)	82 Pitt Street, Syndey NSW 2000

Signature

print name Duncan Ramsay capacity Company Secretary

sign here D Ramsay date 12/2/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

This is Annexure 'A' of 1 page referred to in Form 603 signed by me on 12 February 2007.

Signature: D Ramsay

Name: Duncan Ramsay
Capacity: Company Secretary

In addition, QBE Insurance (Australia) Limited holds a compulsorily cash settled equity swap with a termination date of 17 May 2007 relating to a further 2,350,000 shares in Austbrokers Holdings Limited, at a notional $5.50 per share representing a further 4.69% of the issued shares in Austbrokers Holdings Limited.

Consideration

Holder of Relevant Interest	Date of Acquisition	Consideration	Class & Number of Securities
Travelon Pty Limited	22-Jan-07	$150,495.00	30,000 Ordinary
QBE Insurance (Australia) Limited	08-Feb-07	$14,673,187.26	2,670,000 Ordinary
QBE Insurance (Australia) Limited	08-Feb-07	$12,068,105.50	2,194,201 Ordinary
QBE Insurance (Australia) Limited	09-Feb-07	$1,238,400.78	225,000 Ordinary

END